As filed with the Securities and Exchange Commission on March 16, 2006

File No. 24-10144

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

06028029

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SEC MAIL PROCESSING RECEIVED MAR 17 2006 WASH, D.C. 213 SECTION

LYONS BANCORP, INC.
(Exact name of issuer as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of the issuer's principal executive offices)

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

Robert A. Schick
President
35 William Street
Lyons, New York 14489
(315) 946-4871

(Name, address, including zip code and telephone number, including area code, of agent for service)

6712	**31-1210180**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

With Copies to:

Gregory W. Gribben, Esq.
Woods Oviatt Gilman LLP
700 Crossroads Building
2 State Street
Rochester, New York 14614
Phone: (585) 987-2800
Facsimile: (585) 454-3968

This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

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PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) The following lists the names and business and residential addresses of the directors of the issuer:

Name	Business Address	Residential Address
David J. Breen, Jr.	Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	2038 Daansen Road Palmyra, New York 14522
Clair J. Britt, Jr.	The Lyons National Bank 35 William Street Lyons, New York 14489	8632 Helch Road Lyons, New York 14489
Andrew F. Fredericksen	16 East Main Street, Suite 500 Rochester, New York 14614	6751 Springdale Court Victor, New York 14564
Dale H. Hemminger	PO Box 168 Seneca Castle, New York 14547	PO Box 168 Seneca Castle, New York 14547
James A. Homburger	James A. Homburger 305 East Avenue Newark, New York 14513	6360 Ann Lee Drive North Rose, New York 14516
Thomas L. Kime	The Lyons National Bank 35 William Street Lyons, New York 14489	3784 Kime Beach Road Geneva, New York 14456
Theodore J. Marshall	Marshall Family Associates, LLC 2737 Erie Drive Weedsport, New York 13166	2776 Marshall Street Weedsport, New York 13166
James E. Santelli	2096 Warncke Road Lyons, New York 14489	2096 Warncke Road Lyons, New York 14489
Robert A. Schick	The Lyons National Bank 35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
John J. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(b) The following lists the names and business and residential addresses of the executive officers of the issuer:

Name	Business Address	Residential Address
Robert A. Schick, President	35 William Street Lyons, New York 14489	477 South Main Street Geneva, New York 14456
Kenneth M. Burt, Treasurer	35 William Street Lyons, New York 14489	23 Fulton Street Clyde, New York 14433
Carol A. Snook, Secretary	35 William Street Lyons, New York 14489	1154 Waterloo-Geneva Road Waterloo, New York 13165

(c) The issuer has no general partners.

(d) The following lists the names and business and residential addresses of the record owners of 5% or more of the issuer's common stock, its only outstanding class of securities.

Name	Business Address	Residential Address
Estate of William Gavitt	None	c/o William Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(e) The following lists the names and business and residential addresses of the beneficial owners of 5% or more of the issuer's common stock, its only outstanding class of securities:

Name	Business Address	Residential Address
Estate of William Gavitt	None	c/o William Gavitt, Jr. 2040 Falkey Road Phelps, New York 14532
Philip L. & Mary C. Paliotti	None	40 Dickerson Street Lyons, New York 14489
John J. & Mary T. Werner, Jr.	None	9469 Bridger Lane North Rose, New York 14516

(f) There are no promoters of the issuer in connection with this offering.

(g) The table in (a) identifies each person who may be deemed to be an affiliate of issuer.

Name of Affiliate	Address
The Lyons National Bank	35 William Street Lyons, New York 14489
Lyons Realty Associates Corp.	35 William Street Lyons, New York 14489
LNB Life Agency Inc.	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust I	35 William Street Lyons, New York 14489
Lyons Capital Statutory Trust II	35 William Street Lyons, New York 14489

See officers, directors and record and beneficial owners listed in items (a) through (e) above.

(h) Woods Oviatt Gilman LLP, 700 Crossroads Building, Rochester, New York 14614 serves as counsel to the issuer with respect to the proposed offering.

(i), (j), (k), (l), (m) There will be no underwriter with respect to the proposed offering.

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ITEM 2. Application of Rule 262

No persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) The issuer, by means of this offering circular, is making this offering in the State of New York directly through its executive officers and directors. There are no registration or qualification provisions in the State of New York. No director, officer or other employee of the issuer will receive remuneration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) This offering will be conducted for us by Robert A. Schick, our President, and Carol A. Snook, our Corporate Secretary.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Since March 16, 2005, Lyons Bancorp., Inc., has issued its common stock to the following persons in the following amounts and aggregate offering prices:

Name and Identity	No. of Shares	Aggregate Offering Price
Robert A. Schick President, CEO and Director Lyons Bancorp, Inc. The Lyons National Bank	1,404	$49,702
Clair J. Britt, Jr. Executive Vice President The Lyons National Bank Director, Lyons Bancorp, Inc.	336	$11,894
Kenneth M. Burt Chief Financial Officer The Lyons National Bank Treasurer, Lyons Bancorp	234	$ 8,284

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Name and Identity	No. of Shares	Aggregate Offering Price
Thomas L. Kime Executive Vice President and Chief Operating Officer The Lyons National Bank Director, Lyons Bancorp., Inc.	313	$11,080
Anthony J. Cataldi Senior Vice President and Chief Technology Officer The Lyons National Bank	202	$ 7,151
Mary Howell-Martens IRA Existing customer of The Lyons National Bank	667	$24,245
Klaas Martens IRA Existing customer of The Lyons National Bank	513	$18,648

We sold the foregoing securities pursuant to Section 4(2) under the Securities Act of 1933, as amended, based upon the limited number of offerees, their relationship to the issuer, the number of shares offered in each offering, the size of the respective offerings, and the manner of each offering. Schick, Britt, Burt, Kime and Cataldi are executive officers of the Lyons National Bank and/or directors. Messrs. Schick's, Britt's, and Burt's shares were purchased under the terms of each of their respective employment agreements; Messrs Kime's and Cataldi's shares were purchased under the terms of each of their respective deferred compensation arrangements with the Bank. All the shares were purchased at $35.40 per share in 2005.

Additionally, Lyons Bancorp, Inc. sold 75,150 units in May 2004, pursuant to an offering under SEC Regulation A that was declared qualified by the commission on April 26, 2004 (File No. 24-10079). Each unit consisted of one share of common stock and one detachable warrant. Each warrant entitled its holder to purchase, at any time, on or before December 31, 2005, one additional share of Lyons Bancorp, Inc. common stock at an exercise price of $34.50 per share. During 2005, Lyons Bancorp, Inc. issued 68,032 shares of common stock to approximately 225 holders in respect of the exercise of such warrants.

(b) The following person made a private resale of shares of the issuer's stock since March 16, 2005. On June 3, 2005, Kenneth M. Burt sold the following amounts of the issuer's stock at $36.50 share to: Susan Glerum, 200 shares; Denish Chawla, 400 shares; and Kurt Berner, 200 shares, each of whom are New York residents. In making such sale, Mr. Burt relied on the exemption from registration provided by Section 4(1) under the Securities Act, and

the so-called "Section 4(1-1/2)" exemption for private resales. See Employee Benefit Plans, Securities Act Release No. 33-6188 n.178 (February 1, 1980). This reliance was based upon the fact that there was limited number of purchasers, a limited number of shares sold and the manner of such sale. Additionally, Mr. Burt held the shares sold for at least 2 years prior to the sales.

ITEM 6. Other Present or Proposed Offerings

The issuer may also award shares to its executive officers, Robert A. Schick, Clair J. Britt, Jr., Thomas L. Kime, Kenneth M. Burt and Anthony J. Cataldi pursuant to deferred compensation arrangements under employment agreements with these persons. Under Mr. Schick's employment agreement, he is eligible to receive deferred compensation in the amount of $45,000 in 2006. That amount is to be increased in each subsequent year by $5,000 to reflect an annual cost of living adjustment through May 2011. Mr. Britt is entitled to receive deferred compensation in 2006 in the amount of $12,000. That amount may be increased annually as determined by the Board of Directors in its discretion under the five (5) year term of the agreement. Mr. Burt is entitled to receive deferred compensation in 2006 in the amount of $8,500. That amount may be increased annually as determined by the Board of Directors in its discretion under the three (3) year term of the agreement, which may be automatically renewed for a total term of up to nine (9) years. Mr. Kime and Mr. Cataldi are entitled to receive deferred compensation in 2006 in the amount of $12,000 and $8,000 respectively. That amount may be increased annually as determined by the Board of Directors. The amount of stock that may be purchased under each of the agreements is based on the average of the last three reported sale prices in the issuer's stock in the market on which it trades as of the end of the prior year. The stock is restricted and will not vest until the earlier of the executive's death, termination of employment, retirement, termination of the employment agreement, or a change of control as defined in the employment agreements.

ITEM 7. Marketing Arrangements

(a) There is no arrangement to limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution, to stabilize the market for any securities to be offered or for withholding commissions.

(b) No underwriter will be used in connection with this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents, subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

None.

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PART II

OFFERING CIRCULAR

LYONS BANCORP, INC.

35 William Street
Lyons, New York 14489
(315) 946-4871

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

We are offering to our shareholders residing in the State of New York shares of our common stock through participation in a Dividend Reinvestment and Optional Cash Purchase Plan, or the "Plan."

We are authorized to issue up to 250,000 shares of our common stock under the Plan. This offering circular relates to 250,000 shares of common stock that we may issue or sell, from time to time, under the Plan. The Plan provides our shareholders with a convenient and economical way to purchase additional shares of our common stock by reinvesting the dividends paid on such shares. Shareholders may also make voluntary quarterly cash payments to purchase additional shares of our common stock under the Plan. The Plan is intended to benefit long-term investors who wish to increase their investment in our common stock.

The Lyons National Bank, our wholly owned subsidiary, will act as the plan administrator.

Our common stock is quoted on the OTC Bulletin Board under the symbol "LYBC." The most recent trade of our common stock occurred on ________, 2006, at a price of $_____ per share.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITY COMMISSION HAS PASSED UPON THE MERITS OF OR GIVEN ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to the public	Discount and Commissions(2)	Proceeds to the Company(3)
Per Share	$ (1)	$-0-	$
Maximum Total	$	$-0-	$

(1) Price per share is based upon the market price per share ($ __________) as of ______, 2006.

(2) We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(3) Before deducting $55,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See "Risk Factors" beginning on page 8.

The date of this Preliminary Offering Circular is March 16, 2006

THE SHARES OF COMMON STOCK TO BE SOLD UNDER THE PLAN ARE NOT DEPOSITS OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY OUR SECURITIES EXCEPT TO RESIDENTS OF THE STATE OF NEW YORK TO WHOM THIS OFFERING CIRCULAR IS DELIVERED.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

TABLE OF CONTENTS

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SUMMARY

As used through this Offering Circular, the terms "we," "us," "our" and "Lyons Bancorp" refers to Lyons Bancorp, Inc. and its subsidiaries. "Bank" refers to our wholly-owned subsidiary, The Lyons National Bank.

This summary highlights selected information from this Offering Circular and may not contain all the information that you should consider before investing in the Common Stock we are offering under our dividend reinvestment and optional cash purchase plan, or the "Plan." To understand the Plan properly, you should read the entire document carefully, including the risk factors and our unaudited consolidated financial statements and the related notes.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a bank holding company under the Federal Bank Holding Company Act of 1956. We were incorporated in 1987 under the laws of New York. We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust I, which is a Connecticut statutory trust which we formed in June 2003 in connection with the issuance of its $1,000,000 of preferred trust capital securities, and Lyons Capital Statutory Trust II, which is a Delaware statutory trust, which we formed on August, 19, 2004 in connection with the issuance of $5,000,000 of preferred trust capital securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through ten full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde, Geneva and Penn Yan, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also provides brokerage investment and insurance products and services to its customers through an arrangement with Linsco/Private Ledger.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2001, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had $321.3 million in total assets, $197.9 million in total loans, $281.8 million in total deposits and $21.0 million in shareholders' equity. This represents growth during this five year period of 106.8%, 133.1%, 116.6%, and 92.7% in each of these categories.

During 2005 we reported record net income of $2.3 million or $2.91 per diluted share, a 16.4% increase over 2004 net income. In 2005 we also rewarded our shareholders by increasing our annual dividend pay out to 31.5% of our net income, from 30.0% of our net income in 2004.

On February 21, 2006, our Board of Directors declared a quarterly dividend of $0.245 per share payable on April 14, 2006, to shareholders of record as of March 31, 2006. This was the thirteenth consecutive quarterly dividend increase. Our Board of Directors plans to continue increasing our annual cash dividend payout over time up to 40% of our annual net income.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.lyonsbank.com. Information on our web site is not a part of this Offering Circular.

The Dividend Reinvestment and Optional Cash Purchase Plan

We are offering to our shareholders residing in the State of New York shares of our common stock through participation in this Plan.

Securities Offered

250,000 shares of Lyons Bancorp, Inc. common stock, par value $0.50.

Eligibility

You may participate in the Plan if: (a) you are a "registered holder;" that is, your shares are registered in your name on our stock transfer books; or (b) you are a "beneficial owner;" that is, your shares are registered in a name other than your name (for example, in the name of a broker, bank or other nominee). Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf.

Participation

Participation in the Plan is entirely voluntary. If you are a "registered holder" of shares of our common stock you must, in order to participate in the Plan, complete the enrollment authorization form and mail it to the plan administrator. If your shares of our common stock are registered in a name other than your own (e.g., in the name of a broker or bank nominee) then you must, in order to participate in the Plan, either: (1) make arrangements with your bank, broker or other nominee to participate in the Plan on your behalf, or (2) have your shares of our common stock re-registered in your own name(s) and then complete the enrollment authorization form and mail it to the plan administrator.

Administration of the Plan

The Bank will administer the Plan. You pay no brokerage commissions, fees, expenses or service charges to us or to the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

Dividend Reinvestment

Dividends will be reinvested in those months in which regular cash dividends are paid on our common stock. Shares purchased directly from us with reinvested dividends will be purchased on the dividend investment date at the price indicated below.

Dividend Investment Date

The dividend investment date is the dividend payment date of our regular dividend. If the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Optional Purchases

Any optional cash payment you wish to make must not be less than $25.00 per investment nor may your payments total more than $1,000 per calendar quarter. You may send cash payments on a quarterly basis, however, payments must be received by the plan administrator no later than 15 calendar days prior to the dividend payment date. Optional cash payments will be invested on the dividend investment date. You need not participate in the dividend reinvestment option to make optional cash payments.

Source of Common Stock Purchased Under the Plan

Shares of common stock will be purchased directly from us and will be either authorized but unissued shares or shares held in treasury.

Price of Common Stock Purchased Under the Plan

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate.

Certificates for Shares held Under the Plan

The plan administrator will hold all shares purchased by or for the benefit of plan participants in non-certificated (book-entry) form. Plan participants will receive an account statement showing the number of shares purchased for their account under the Plan.

Termination of Participation

Plan participants may withdraw from the Plan completely at any time by notifying the plan administrator in writing to that effect. If you cease to be a shareholder of Lyons Bancorp you will no longer be eligible to participate in the Plan.

How We Will Use the Proceeds

We cannot predict the number of shares that will be purchased under the Plan or the prices at which they will be purchased. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits to Lyons National Bank or for injecting additional capital into the Bank as Tier 1 regulatory capital. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities. See "How We Intend to Use the Proceeds."

Important Risks in Owning Lyons Bancorp's Common Stock

Before you decide to participate in the Plan, you should read the "RISK FACTORS" section on pages 8 to 17 of this Offering Circular.

SUMMARY OF CONSOLIDATED FINANCIAL INFORMATION

The following table summarizes our selected historical consolidated financial information and other financial data. The selected balance sheet and statement of income data are derived from our unaudited consolidated financial statements for the fiscal years ended December 31, 2005 and 2004 and our audited consolidated financial statements for the fiscal year ended December 31, 2003. The information should be read together with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operation." The historical results are not necessarily indicative of results that may be expected for any future periods.

We effected a 2-for-1 split of our outstanding shares of common stock on December 31, 2003. Where a number of shares of common stock or a dollar amount per share is listed in this Offering Circular for a date or period prior to the effective date of the stock split, that number or amount has been proportionately adjusted as if the 2-for-1 stock split had been in effect on that prior date or during that prior period.

	For the year ended December 31		
	2005	2004	2003
	(Dollars in thousands, except per share data and ratios) (unaudited)		
Statement of Income Summary:			
Interest income	$ 16,330	$ 12,179	$ 9,931
Interest expense	5,036	2,992	2,659
Provision for loan losses	943	856	602
Net income after provisions for loan losses	10,351	8,331	6,670
Non-interest income	2,699	2,352	2,067
Non-interest expense	9,901	8,246	6,606
Income tax expense	825	540	496
Net income	2,324	1,897	1,635
Per Share Data[(1)]:			
Net income			
Basic	$ 2.91	$ 2.51	$ 2.33
Diluted	2.91	2.50	2.33
Book value			
Basic	$ 24.46	$ 22.87	$ 21.18
Diluted	24.46	22.84	21.18
Cash dividends			
Basic	$ 0.92	$ 0.75	$ 0.58
Period End Balance Sheet Summary:			
Total assets	$ 321,273	$ 275,545	$ 212,840
Investment securities	92,924	76,880	69,640
Loans	197,890	175,790	127,575
Allowance for loan losses	3,129	2,409	1,658
Deposits	281,757	237,260	174,206
Shareholders' equity [(1)]	20,995	18,050	14,832
Shares of common stock outstanding[(1)]	858,481	789,237	706,676
Weighted average shares outstanding-Basic[(1)]	798,333	756,713	700,165
Weighted average shares outstanding – Diluted[(1)]	798,333	757,711	700,165
Selected Financial Ratios:			
Return on average assets	0.75%	0.76%	0.80%
Return on average shareholders' equity	12.24%	11.46%	11.29%
Dividends declared to net income	31.52%	30.00%	24.72%

Loans to deposits	70.23%	74.09%	73.23%
Non-performing loans to total period end loans	0.81%	0.32%	0.30%
Net charge-offs to average loans outstanding	0.12%	0.07%	0.16%
Allowance for loan losses to period end loans	1.58%	1.37%	1.30%
Average shareholders' equity to average total assets	6.14%	6.67%	7.08%
Allowance for possible loan losses to non-performing assets, including OREO	195.17%	403.37%	379.02%
Capital Ratios(2):			
Leverage ratio	8.49%	8.35%	7.28%
Tier 1 risk-based capital	12.27%	11.66%	11.29%
Total risk-based capital	13.74%	13.67%	12.51%
Other data:			
Number of banking offices	10	10	9

(1) During 2004 and continuing until December 31, 2005, we had unexercised outstanding common stock warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2005. During 2004 and 2005, warrant holders purchased 5,286 shares and 68,032 shares for $182,367 and $2,347,104, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I, in which we own all of its common beneficial interest. The $1.0 million constitutes eligible "Tier 1" capital for regulatory capital purposes. In August 2004, we issued $5.2 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust II, in which we own all of its common beneficial interest. $5.0 million of this amount constitutes eligible "Tier 1" capital for regulatory capital purposes. For more information see "Our Company – Average Balances and Interest Rates – Sources of Funds."

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In this Offering Circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), the Bank's compliance with its Formal Agreement with the OCC, continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as "may," "expect," "plan," "intend," "seek," "anticipate," "estimate," "continue" or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this Offering Circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this Offering Circular. The "Risk Factors" and other factors identified throughout this Offering Circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this Offering Circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

RISK FACTORS

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this Offering Circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

We cannot guarantee the future payment of dividends

Our Board of Directors currently intends to continue its dividend payment policy. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of annual cash dividends as a percentage of annual net income to 40%. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust I or Lyons Capital Statutory Trust II, in which we own all of the common beneficial interest, or if the Bank does not abide by the terms of its Formal Agreement with the Comptroller of the Currency, we would be prohibited from paying dividends. Accordingly, there can be no assurance that dividends, if any, will be paid at historical levels during the operation of the Plan or be increased or when such increase will occur.

You may have difficulty in selling your shares or selling them at a fair price because there is little trading activity in our shares

Our common stock trades on a limited basis in the over-the-counter bulletin board under the symbol "LYBC." Our stock does not have a market maker, and we have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price or at any price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, there are no assurances that they will be sustained for any period of time.

The future trading price of our common stock may be less than the price of shares purchased under the Plan

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline after you acquire shares under the Plan. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp in our market area;

- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

- the overall volatility of the stock markets and the economy generally;

- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

- changes in our operating results from quarter to quarter.

You will not have control or authority to direct the price or time at which common stock is purchased for Plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of our common stock. Further, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock.

Unless you participate in the Plan you may suffer earnings dilution and you will suffer voting dilution

The sale and issuance of shares under the Plan will increase the outstanding shares of our common stock. Consequently, all holders of our outstanding common stock will suffer a dilution in the earnings per share to the extent the capital from sales made under the Plan cannot be effectively employed.

Similarly, the increase in our outstanding shares of common stock following the offering will result in a dilution of the proportionate voting rights of current shareholders. However, a current shareholder will not suffer a dilution of proportionate voting rights upon the issuance of additional shares in the offering if such shareholder purchases a sufficient number of shares in the offering to maintain the same percentage ownership of our outstanding shares of common stock.

The Bank is under a Formal Agreement with the Comptroller of the Currency

On November 21, 2005, the Bank entered a formal written agreement, or the Formal Agreement, with the Comptroller of the Currency, or OCC, which has an indefinite term and which sets forth a series of actions necessary to correct identified weaknesses. Failure to meet the requirements of the Formal Agreement may result in sanctions against the Bank and our inability to pay dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement" and "Supervision and Regulation."

We have previously identified weaknesses in our overall credit risk management process

In a series of audits conducted during the first quarter of 2005 by the Bank's internal and external auditors and the OCC, several weaknesses were identified in the overall credit risk management process of the Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement." If these weaknesses have not been adequately addressed, our business, financial condition and profitability may suffer.

We are required to maintain higher than normal capital levels and are subject to other regulatory restrictions, including restrictions on borrowing, which may hinder our growth plans

Under the Formal Agreement, the Bank is required to maintain a ratio of "Tier 1 Capital" to average assets of 8.0%, which is significantly higher than the 5.0% level generally necessary for "well capitalized" status under applicable banking laws and regulations. The Bank is required to maintain a ratio of Tier 1 risk based capital to risk-weighted assets of 10.0% and a Total Capital to risk-weighted assets of 12.0%. The Bank has also agreed to revise its capital program to develop a comprehensive capital program and a credit risk management program which may limit its ability to obtain new loans or increase the amount of existing loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Formal Agreement." These additional requirements and restrictions may have the effect of hindering our future growth in our assets and earnings. See "Supervision and Regulation." Declines in the rate of growth of income or assets, and increases in non-interest expenses may have an adverse impact on the value of our common stock.

Fluctuating interest rates may reduce our profitability

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank's assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank's interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability

We derive a significant portion of our net revenues (net interest income plus non-interest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $14.0 million of net revenues in 2005, 80.7% or $11.3 million was attributable to this difference.

Part of the core profitability of a community bank such as our Bank is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit could be eroded if market rates return to lower

levels as they were a few years ago. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. Also, in a market where current interest rates remain low, as many of our interest-bearing assets mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our growth

The success of our internal growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in non-interest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

- attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;
- maintain adequate sources of funding at attractive pricing;
- maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and
- implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

Indeed, in connection with our recent growth, the OCC has required that the Bank focus more on maintaining adequate capital levels and managing its credit risk with respect to new loans. We expect that this will have the effect of limiting our growth in assets and profitability.

As part of our general strategy, we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

- potential exposure to liabilities of banks and businesses we acquire;
- difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;
- potential disruption to our business;
- potential diversion of our management's time and attention; and
- impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internal or by acquisition could adversely affect our results of operations and financial condition.

Strong competition within our market area may limit our profitability and growth

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The market area in which we operate, Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties, has numerous financial institutions and service providers that we compete with for customers. Our competition comes principally from other financial institutions and service providers such as: commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms, and mutual fund companies.

Many of these competitors have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we have. The intense competition in the market for financial services has exerted pressure on the pricing of our loan and deposit products. Our profitability depends on our continued ability to retain existing customers and to attract new customers and to make loans and attract deposits on favorable terms. If we are unable to compete successfully for loans and deposits on favorable terms, our profitability and growth will be adversely affected.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 10 banking offices, 26 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, or inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

- customers may not want or need our products and services;
- borrowers may be unable to repay their loans;
- the value of the collateral securing our loans to borrowers may decline and
- the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable

to make payments on their loans. All of these factors could lower our profitability and adversely affect our growth.

We may suffer more severely than other lenders if farmers experience a downturn in their economic performance as a business segment

Our agricultural lending activities are an important part of the growth and profitability of the Bank. Whereas, agricultural-related loans represent less than 2.7% of the loan portfolio of our peers at December 31, 2005, our percentage totaled 14.7%. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons

Public deposits historically have been very important to us. As of January 31, 2006, 20.1% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

- credit risks of a particular borrower;
- changes in economic and industry conditions;
- the duration of the loan; and
- in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer credit losses. Credit losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may

cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumers desire, but which are beyond our financial ability to adopt and implement

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We cannot provide you with assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

Monetary policies and economic factors could adversely affect our financial performance

The success of the Bank will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficiently large interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

- changes in governmental economic and monetary policies;
- the Internal Revenue Code and banking and credit regulations;
- national, state, and local economic growth rates;
- employment rates; and
- population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. The Bank recently entered into a Formal Agreement with the OCC which requires it to maintain higher than normal capital levels, and implement capital and credit risk programs. These additional requirements and restrictions may have the effect of hindering our future growth in assets and earnings.

Additionally, laws and regulations could change at any time, and changes could adversely affect our results of operation and financial condition. See "Supervision and Regulation" for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor. We have attempted to reduce our risk by entering into employment agreements with our most senior officers. There is no assurance, however, that these employment agreements will be effective in retaining these executives.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner

We intend to use the net proceeds from this offering to pay interest on our subordinated debentures so that the Bank may conserve its resources and combine those funds with our anticipated investments in the Bank so that the Bank may increase its regulatory capital levels. Other than this, neither we nor the Bank have, specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds, and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to

use the net proceeds to serve Lyons Bancorp's best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity

Approximately 96.8% of our securities investment portfolio as of December 31, 2005 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards (SFAS) No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity, net of tax. Also, at December 31, 2005, we maintained approximately 28.0% of total assets in securities available for sale. If the market value of our investment portfolio declines, this would cause a decline in shareholders' equity which could be material.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp will be reduced

As a shareholder of Lyons Bancorp, you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable than the terms under the Plan.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be "acting in concert" from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives

Our directors and executive officers control 16.28% of our outstanding shares of common stock before this offering. Our directors and executive officers have indicated that they intend to participate under the Plan. If our other shareholders do not participate to the fullest extent of their holdings, and our directors and executive officers do purchase shares under the Plan then our directors and officers will be able to increase their respective holdings and the ability to exert control over our affairs. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

We are not an SEC-reporting company and, therefore, there is less information available than if our securities were registered under the Securities Exchange Act of 1934, which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future

We are a non-reporting issuer, which means we do not file periodic reports with the Securities and Exchange Commission and we do not plan to do so after this offering unless required by law. Although we file financial information with the Federal Reserve Bank of New York and the Bank files financial information with the Office of the Comptroller of the Currency, purchasers of our common stock under the Plan will not have ready access to the same quantity of information concerning us and the Bank that is available to the shareholders of companies that report to the Securities and Exchange Commission. Further, the vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer which may make it more difficult for you to sell or otherwise take action with respect to your securities in the future.

DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

On March 8, 2006 our Board of Directors voted to adopt the Plan under which shares of our common stock are available for issuance and sale to our shareholders who reside in the State of New York. Shareholders who do not wish to participate in the Plan will continue to receive cash dividends, if and when declared.

The following, in question and answer format, describes the terms and conditions of the Plan, as in effect on the date of this Offering Circular.

Purpose

What is the purpose of the Plan?

The purpose of the Plan is to provide participants with a simple and convenient method to buy additional shares of our common stock by reinvesting cash dividends and making optional cash payments. All Plan purchases will be directly from us, either through original issue shares or shares that we have reacquired and hold as treasury shares. We will receive additional funds to be used for general corporate purposes as a result of such purchases.

What are the advantages of the Plan?

- The Plan provides participants with the opportunity to reinvest cash dividends paid on all of their shares of our common stock in additional shares of our common stock and to purchase additional shares of our common stock via optional cash payments.

- You pay no brokerage commissions, fees, expenses or service charges to us or the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

- All cash dividends paid on participants' shares can be fully invested in additional shares of our common stock because the Plan permits fractional shares to be credited to Plan accounts.

- Dividends on such fractional shares, as well as on whole shares, will also be reinvested in additional shares which will be credited to Plan accounts.

- Periodic statements reflecting all current activity, including share purchases and latest Plan account balance, simplify participants' record keeping.

Administration

Who administers the Plan?

The Bank will administer the Plan. The Bank, as plan administrator, will receive and invest your cash contributions, maintain your plan account records, issue periodic account statements and perform other duties related to the Plan. Shares purchased under the Plan are registered in your name in non-certificated form (book-entry) and are credited to your account in the Plan. We may appoint a new third-party plan administrator at any time within our sole discretion.

You may contact the plan administrator by mail or telephone at:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attention: Corporate Executive Secretary
(315) 946-8280

Eligibility

Who is eligible to participate in the Plan?

You may participate in the Plan if: (a) you are a "registered holder;" that is, your shares are registered in your name on our stock transfer books; or (b) you are a "beneficial owner;" that is, your shares are registered in a name other than your name (for example, in the name of a broker, bank or other nominee). Registered holders may participate in the Plan directly. If you are a beneficial owner, you must either become a registered holder by having shares transferred into your own name or make arrangements with your broker, bank or other nominee to participate on your behalf. Shareholders who reside in jurisdictions other than New York are not eligible to participate in the Plan.

Participation

How does an eligible shareholder participate?

Participation in the Plan is entirely voluntary. If you are a "registered holder" of shares of our common stock you must, in order to participate in the Plan, complete the enclosed enrollment authorization form and mail it to the plan administrator. If your shares of our common stock are registered in a name other than your own (e.g., in the name of a broker or bank nominee) then you must, in order to participate in the Plan, either: (1) make arrangements with your bank, broker or other nominee to participate in the Plan on your behalf, or (2) have your shares of our common stock re-registered in your own name(s) and then complete the enrollment authorization form and mail it to the plan Administrator.

All communications regarding the Plan by shareholders whose bank, broker or other nominee is participating in the Plan on such shareholders' behalf must be made by such

shareholders to their broker or nominee. Additional copies of the enrollment authorization form will be provided from time to time to the holders of our common stock, and you may obtain one at any time by writing to the plan administrator. If your shares of common stock are held in multiple accounts, you (or your bank, broker or other nominee, as applicable) should complete an enrollment authorization form for each account. The plan administrator must receive a properly completed enrollment authorization form at least five (5) business days before a dividend record date in order for those dividends to be reinvested under the Plan.

Those shareholders who do not elect to participate in the Plan will continue to receive dividends at such times as dividends are paid to all shareholders.

When may an eligible shareholder join the Plan?

You may join the Plan at any time if you are eligible. If the enrollment authorization form is received by the plan administrator at least five (5) business days before the dividend record date, reinvestment of dividends will begin with that dividend payment.

What are the options that the enrollment authorization form provides?

The enrollment authorization form allows you to decide the extent to which you want to participate in the Plan through any of the following investment options:

- "Dividend Reinvestment" permits Plan participants to reinvest dividends on all shares of our common stock, currently owned by such participant, in additional shares of our common stock in accordance with the Plan.

- "Optional Purchases" permit Plan participants to make optional purchases of additional shares of our common stock in accordance with the Plan, whether or not dividends are being reinvested.

Plan participants may change their participation options at any time by completing a revised enrollment authorization form and returning it to the plan administrator, provided, however, that any change notification must be received at least five (5) business days before a dividend record date to be effective for such dividend record date.

May I have dividends reinvested under the Plan with respect to less than all of the shares of Lyons Bancorp common stock registered in my name?

You may only have dividends reinvested with respect to all of the shares of Lyons Bancorp common owned by you.

How may a participant change options under the Plan?

You may change participation in the Plan at any time by completing a revised enrollment authorization form and returning it to the plan administrator. Any change notification that is not received at least five (5) business days before the dividend record date will not be effective until dividends for such record date have been reinvested and the shares credited to your account.

Reinvestment of Dividends

When will dividends be reinvested?

Shares purchased with reinvested dividends will be purchased on the dividend investment date. The dividend investment date for the regular dividend on our common stock is the dividend payment date, provided, however, that if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

Any changes in your method of participating in the dividend reinvestment feature of the Plan will become effective as of the next dividend investment date if notice is received by the plan administrator at least five (5) business days before the dividend record date for the related dividend payment.

Optional Purchases

What are the minimum and maximum optional purchase limits, and when can they be made?

Any optional cash payments you wish to make must not be less than $25.00 per investment nor may your payments for any one account total more than $1,000.00 per calendar quarter. We will return optional cash payments to the extent that the optional cash payments in any calendar quarter exceed $1,000.00 or are less than $25.00. The same optional cash payment need not be sent for each investment and there is no obligation to use, nor any penalty for not using, the optional purchase feature of the Plan.

You may send in optional cash payments as often as you want, however, payments must be received by the plan administrator no later than fifteen (15) calendar days prior to the dividend payment date. You may also choose to make optional cash payments by authorizing automatic deductions from your bank account at The Lyons National Bank as is discussed in more detail below.

If the plan administrator is unable to process your optional cash payments within fifteen (15) calendar days of the dividend payment date, the plan administrator will return the funds to you by check. No interest will be paid on funds held by the plan administrator pending investment in our common stock.

How does the "Optional Purchase" feature operate?

If you choose to make optional cash payments, and do not elect the dividend reinvestment option, the plan administrator will apply any optional cash payments received from you to the purchase of shares of our common stock for your account in the Plan and will pay cash dividends on all shares registered in your account. If you have elected the dividend reinvestment option, the plan administrator will reinvest all future cash dividends on shares in the Plan purchased pursuant to the optional purchase feature of the Plan.

Once you are enrolled in the Plan, you may make optional cash payments by check or by authorizing an individual automatic deduction from your bank account if you hold a bank account at the Bank, subject to the time periods during which such optional cash payments can be made as discussed above.

If investing by check, you need not send the same amount each time and you are under no obligation to make optional cash payments in any quarter. We will not accept cash, traveler's checks, money orders or third party checks for optional cash payments. Checks should be made payable to Lyons Bancorp, Inc.

Your automatic funds transfers will begin as soon as practicable after we receive the completed Plan automatic funds transfer section. For subsequent automatic deductions, your bank account at the Bank will be debited on the dividend payment date, which is usually the 15th day after the end of the quarter or, if that day is not a business day, the business day prior to such day. You will not receive any confirmation of the transfer of funds other than as reflected on your Plan account statements.

To authorize automatic quarterly deductions from your bank account at the Bank, complete and sign the automatic funds transfer section of the enrollment authorization form and return it to the plan administrator. You may change the amount of your quarterly transfer or terminate your quarterly transfer altogether by writing to the plan administrator and indicating you wish to change or terminate electronic funds transfers. To be effective with respect to a particular investment date, your change or termination request must be received by the plan administrator at least five (5) business days before the dividend record date.

Additional contribution forms and forms to establish an automatic quarterly deduction from a checking or savings account at The Lyons National Bank may be obtained by contacting the plan administrator.

When will optional cash payments received by the plan administrator be invested and can they be returned to the participant upon request?

Optional cash payments will be invested on the dividend investment date. The dividend investment date for the regular dividend on our common stock is the dividend payment date, provided, however, that if the dividend investment date falls on a day that is not a trading day, the dividend investment date is deemed to be the prior trading day.

No interest will be paid by us on optional cash payments pending their actual investment. Optional cash payments will be refunded if a written request for a refund is received by the plan administrator no later than five (5) business days prior to the dividend reinvestment date.

Is there a requirement to reinvest the dividends received on shares purchased with optional cash payments?

If you have signed up for the dividend reinvestment option of the Plan in addition to the optional purchase option, then all dividends paid on shares purchased with optional cash

payments must be reinvested. If you have only selected the optional purchase option, you will receive cash dividends on such shares.

What if your payment is returned for insufficient funds?

Payments are accepted subject to timely collection as good funds and verification of compliance with the terms of the Plan. Checks or other forms of payment returned or denied for any reason will not be resubmitted for collection.

In the event that your check is returned unpaid for any reason, the plan administrator will immediately remove from your account any shares already purchased upon the prior credit of such funds. The plan administrator may sell any such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the plan administrator may sell such additional shares from your account as necessary to satisfy the uncollected balance.

A fee of $30.00 will be charged for any checks returned for insufficient funds, as charged by the Bank in the ordinary course of business, which may be increased without prior notice to participants. We may place a hold on your account until the fee is received or sell shares from your account to satisfy the fee.

Shares Purchased for Participants

What is the source of common stock purchased under the Plan?

Shares of our common stock will be purchased directly from us, and will be either authorized but unissued shares or shares held in the treasury.

How many shares of Lyons Bancorp common stock will be purchased for participants?

The Plan does not limit the aggregate amount of cash dividends that may be reinvested. The number of shares purchased depends on the amount of your dividends or optional cash payments, or both, and the applicable market price of our common stock. Your plan account will be credited with that number of shares, including fractions, equal to the total amount to be invested divided by the purchase price per share. There are limitations with respect to optional cash purchases as discussed above.

What will be the price of shares of Lyons Bancorp common stock purchased under the Plan?

The price of the shares of our common stock purchased under the Plan from us will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate.

Could the Plan have a dilutive effect on Lyons Bancorp's shareholders?

The issuance of authorized but unissued shares by us under the Plan or the purchase of shares of our common stock held in the treasury of Lyons Bancorp, Inc. will dilute the voting interests of existing shareholders and net income per share and shareholders' equity per share will decrease.

Dividends on Shares Held in the Plan

May dividends on shares purchased through the Plan be sent directly to me?

No. The purpose of the Plan is to have the dividends on shares of our common stock reinvested. Accordingly, dividends paid on shares held in the Plan will be automatically reinvested in additional shares of common stock unless and until you elect to terminate participation in the Plan as to all shares in the Plan as described below.

In the event that you choose the optional purchase option, but do not elect the dividend reinvestment option, you may have the dividends paid on shares purchased with optional cash payments sent directly to you.

Costs

Are there any costs to me associated with purchases under the Plan?

You pay no brokerage commissions, fees, expenses or service charges to us or to the Bank to administer the Plan or in connection with purchases of our common stock under the Plan. If you are a "beneficial owner" and make arrangements with your broker, bank or other nominee to participate in the Plan on your behalf, however, your broker, bank or other nominee may charge you a fee for participating in the Plan on your behalf.

Reports to Participants

What information will plan participants receive concerning purchases of stock under the Plan?

You, if you are a "registered holder," or your bank, broker or other nominee if such person participates in the Plan on your behalf, will receive a quarterly statement of your Plan account. You must make arrangements with your bank, broker or other nominee if such person participates in the Plan on your behalf to receive your quarterly statement. The statement will confirm each transaction, such as any purchase, sale, transfer, certificate deposit, certificate issuance or dividend reinvestment. These statements are a record of your Plan account activity and identify your cumulative share position and the prices for your purchases and sales of shares under the Plan. The statements will also show the amount of dividends reinvested into additional shares for your Plan account (if applicable).

All communications regarding the Plan by shareholders whose bank, broker or other nominee is participating in the Plan on such shareholders' behalf must be made through their broker or nominee.

As a holder of our common stock, you will also receive copies of our Annual Reports, proxy statements, notices of annual and special meetings, proxy cards, and, if applicable, dividend income and other notices for tax reporting purposes.

Certificates for Shares Held Under the Plan

Will plan participants receive stock certificates for shares of Lyons Bancorp common stock purchased under the Plan?

Unless requested, certificates for shares of common stock purchased under the Plan will not be issued to you or your bank, broker or other nominee if such person participates in the Plan on your behalf. The plan administrator will hold all shares purchased by you or for your benefit in non-certificated (book-entry) form. The statement of account will show the number of shares purchased for your account under the Plan. This feature protects against loss, theft, or destruction of stock certificates.

Certificates for any number of whole shares credited to your account under the Plan will be issued to you (or your bank, broker or other nominee, if such person participates in the Plan on your behalf) within 30 days of receipt of a written request for the same or of your withdrawal from the Plan, if so requested. If you (or your bank, broker or other nominee, if such person participates in the Plan on your behalf) do not request certificates for your shares, the plan administrator will maintain your shares in book-entry form. Any remaining whole shares and fractional shares will continue to be credited to your account. Certificates for fractional shares will not be issued under any circumstances.

Safekeeping of Shares

May a participant deposit certificates of Lyons Bancorp common stock with the plan administrator?

We do not offer safekeeping services for certificates of our common stock. However, if you are a "registered holder" you may send your certificates for your shares of our common stock to us to have the ownership of such shares transferred from certificated form into book-entry form. If you wish to use this service, you should contact the plan administrator. Delivery of certificates is at your risk and, for delivery by mail, we recommend you use insured registered mail with return receipt requested. Your account statement will reflect the number of shares held by you in book-entry form.

Termination of Participation

How may I withdraw from and stop participating in the Plan?

You may withdraw from the Plan completely at any time by notifying the plan administrator in writing to that effect.

If the plan administrator receives your notice of withdrawal and termination less than five (5) business days before the next dividend record date, it will not be effective until after dividends paid for such record date have been reinvested and the shares credited to your account.

Any optional cash payments sent to the plan administrator prior to the request to terminate will be invested in our common stock unless your termination letter expressly requests the return of the optional cash payments and such letter is received no later than five (5) business days prior to the dividend investment date.

If you terminate participation in the Plan, the plan administrator will remove your shares from the Plan and those shares held in book-entry form will continue to be held in such form. We will send a check to you (or your bank, broker or other nominee if such person participates in the Plan on your behalf) in the amount equal to the value of any fractional shares, based upon the market price of our common stock as determined as set forth above.

After you withdraw from the Plan, you will receive all subsequent dividends in cash unless you re-enroll in the Plan, which you may do at any time by requesting an enrollment authorization form in the manner specified above. However, we and the plan administrator reserve the right to reject any enrollment authorization form, on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term investment service.

What happens to my Plan accounts if I transfer or sell all the Lyons Bancorp shares owned by me?

If you cease to be a shareholder of Lyons Bancorp, you cease to be eligible to participate in the Plan. If you subsequently purchase our common stock, you will have to complete and send to the plan administrator a new enrollment authorization form to enroll in the Plan.

Additional Information

What is the effect of a stock split, stock dividend or rights offering on my shares held in the Plan?

Any stock dividend or stock split declared by us on shares held in the Plan on your behalf will be credited to your account. In the event that we make available to our shareholders the right to purchase additional shares, debentures or other securities, you will be given the opportunity to exercise such rights accruing on your shares held in the Plan and any additional shares of our common stock purchased will be placed in your account.

May I pledge the shares held in my Plan account?

Your rights under the Plan and shares credited to your account may not be pledged. If you wish to pledge your shares, you must request that certificates for such shares be issued in your name.

How do I sell shares held in the Plan?

Currently, we do not handle the sale of shares for your account. You may choose to sell your shares at any time through a stockbroker of your choice. If you choose to sell shares held in the Plan, you need to request a certificate for your shares from the plan administrator (or from your bank, broker or other nominee if such person participates in the Plan on your behalf) for delivery to your stockbroker prior to settlement of such sale.

How do I change the name, transfer or give my plan shares as a gift?

You may change the name, transfer or gift shares in your Plan account at any time. Transfers may be made in book-entry or certificated form. Simply contact the plan administrator at the address set forth above transfer instructions.

How will my shares held under the Plan be voted at meetings of shareholders?

You will receive a proxy card covering both your certificated shares and the shares held in your account under the Plan (other than fractional shares). If the proxy card is timely returned properly signed and marked for voting, all of the shares will be voted as marked. The total number of all shares held may be voted in person at the shareholders' meeting in accordance with instructions contained in our Proxy Statement.

If a proxy card is timely returned and properly signed but without indicating instructions as to the manner in which shares are to be voted with respect to any item, all of your shares will be voted (to the extent legally permissible) in accordance with the recommendations of our Board of Directors. This procedure is consistent with the actions taken with respect to shareholders who are not participating in the Plan and who return properly signed proxy cards which do not provide voting instructions. If the proxy card is not timely returned, or if it is returned unsigned or improperly signed, none of your shares covered by such proxy card will be voted.

What are the federal income tax consequences of participation in the Plan?

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of our common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the our common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of our common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your

cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

What is the responsibility of Lyons Bancorp and the plan administrator?

Lyons Bancorp and the plan administrator, in administering the Plan, will not be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising out of failure to terminate a participant's account upon the participant's death or judicially declared incompetency prior to receipt by us of notice in writing of such death or incompetency; the prices and times at which shares are purchased for a participant's account; or any loss or fluctuation in the market value before or after purchase of shares.

Who bears the risk of market price fluctuations in our common stock?

Your investment in shares acquired under the Plan is no different from a direct investment in our shares. You alone bear the risk of loss and realize the benefits of any gain from market price changes with respect to all your shares held in the Plan, or otherwise. We cannot guarantee liquidity in the market, thus your investment and the marketability of your securities may be adversely affected by the current market conditions.

May the Plan be changed or discontinued?

Although we anticipate maintaining the Plan, the Plan may be amended, suspended, modified or terminated at any time by our Board of Directors without the approval of the plan participants. Notice of any such suspension or termination or material amendment or modification will be sent to all participants, who shall at all times have the right to withdraw from the Plan.

We may terminate your participation in the Plan at any time by written notice to the plan administrator. In such event, we will request instructions from you for disposition of the shares in your account. If we do not receive instructions from you, the plan administrator will maintain your shares of our common stock held in the Plan in book-entry form and send you a check for any fractional shares.

How are the Plan materials and the terms and conditions to be interpreted?

Lyons Bancorp and the plan administrator will determine all issues of interpretation of the provisions set forth in the Plan.

HOW WE INTEND TO USE THE PROCEEDS

We cannot predict the number of shares that will be purchased under the Plan or the prices at which they will be purchased. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary, or for injecting additional capital into the Bank as Tier 1 regulatory capital. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Our stock is traded on a limited basis in the over-the-counter market under the symbol "LYBC." Our stock does not have a market maker, and we do not plan to list our securities on any exchange. Transactions in our stock are reported in the National Association of Securities Dealers reporting system known as the "OTC Bulletin Board."

We do not have outstanding options, warrants to purchase, or securities convertible into, common stock. However, we have reserved shares of common stock for sale to the Bank's executive officers under deferred compensation arrangements with them. We have not agreed to register any common stock under the Securities Act for sale by our security holders, although we reserve the right to do so in the future. Other than this offering, none of our stock is being, or has been proposed to be, publicly offered by us, the offering of which could have a material effect on the market price of our common stock.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTC Bulletin Board and dividends declared and paid with respect to our stock since January 1, 2004.

	High	Low	Dividends
2004:			
First Quarter	$ 36.00	$ 30.00	$ 0.17
Second Quarter	30.75	30.25	0.18
Third Quarter	32.50	30.50	0.19
Fourth Quarter	36.00	31.00	0.20
2005:			
First Quarter	36.25	35.00	0.21
Second Quarter	38.85	36.05	0.22
Third Quarter	40.00	38.05	0.23
Fourth Quarter	40.00	36.05	0.24
2006:			
First Quarter(1)	37.00	35.15	0.245(2)

(1) Prices from January 1, 2006 through March 9, 2006.

(2) On February 21, 2006, our Board of Directors declared a $0.245 per share dividend payable on April 14, 2006 to shareholders of record on March 31, 2006.

The above quotations represent prices, between dealers without adjustments for retail markups, markdowns or commissions. The quotation of our common stock on the OTC Bulletin Board does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of February 28, 2006, there were 473 holders of record of our common stock.

OUR POLICY REGARDING DIVIDENDS

Since our formation in 1987, we, as the holding company of the Bank, have continued the payment of cash dividends in keeping with the historical payment of cash dividends. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years. Our Board of Directors currently intends to continue the policy of paying dividends. In addition, our Board of Directors has adopted a strategic goal of increasing over time our pay-out of cash dividends as a percentage of net income to 40%. There can be no assurance, however, that dividends will be paid, if any, at historical levels following the offering or be increased or when such increase will occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends; we must receive dividends from the Bank. Therefore, the restrictions on the Bank's dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see "Regulation and Supervision."

We will be restricted in our ability to pay dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust I or Lyons Capital Statutory Trust II, in which we own all of the common beneficial interest, or if the Bank fails to comply with the terms of its Formal Agreement with the OCC. We formed these trusts in June 2003 and August 2004, respectively, for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In connection with each formation, we also sold subordinated debentures to the Trust I in the principal amount of $1,035,000 and to Trust II in the principal amount of $5,155,000. If we defaulted on our obligations under the guarantees or the subordinated debentures, we would be prohibited from paying dividends under the indentures governing the preferred trust securities.

In November 2005, the Bank entered into a Formal Agreement with the OCC which sets forth a series of actions necessary for it to correct identified weaknesses. These include restrictions on the Bank's ability to pay dividends, unless it complies with its OCC approved capital plan, when the Bank does not exceed its legal limitation on the amount of dividends that may be paid, and only when prudent depending on the capital needs of the Bank. If the Bank fails to abide by these restrictions and conditions, we would be restricted in our ability to pay dividends.

DETERMINATION OF OFFERING PRICE AND DILUTION

If you purchase shares of our stock under the Plan in this offering, you may pay a higher price per share than the prices paid to us by certain of our officers and directors during the past five years. The price at which shares will be purchased under the Plan will be the average of the high and low sales prices of our common stock as quoted on the OTC Bulletin Board for the four (4) weeks preceding the applicable dividend investment date. If there is no trading of our common stock on the OTC Bulletin Board for a substantial period of time prior to the applicable dividend investment date, then we may determine the price of the shares of our common stock purchased under the Plan from us based on market quotations that we deem appropriate. The most recent trade of our common stock occurred on March 8, 2006, at a price of $37.00 per share. The following table summarizes the total consideration paid to us and the average price paid by our officers, directors and affiliates during the last five years:

	Shares Purchased	Total Consideration	Average Price Per Share
Officers, directors, etc.(1)(2)	33,927	$ 834,103	$24.59

---

(1) Includes 1,100 shares issued in 2003 to certain members of our senior management as a stock bonus award; 840 shares purchased in 2003 by our President, Robert Schick, from us at $22.50 per share under a deferred compensation arrangement under his employment agreement; 2,125 shares purchased in 2004 by Messrs. Schick, Britt & Burt at $28.00 per share under a deferred compensation arrangement under their employment agreements; and 2,489 shares purchased by Messrs. Schick, Britt, Burt, Kime & Cataldi at $35.40 per share under a deferred compensation arrangement.

(2) Includes 10,450 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in October 2000, as part of a unit purchased at $17.50 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common stock at $18.75 per share. Also includes 6,918 shares purchased pursuant to such warrants. It also includes 5,967 shares purchased by officers and directors in our shareholder and community offering under SEC Regulation A in May 2004, as part of a unit purchased at $32.00 per unit, which was comprised of one share of common stock and one warrant to purchase one share of common at $34.50. Also includes 4,038 shares purchased pursuant to such warrants.

CAPITALIZATION

The following table sets forth our equity capitalization as of December 31, 2005. You should read the information in this table together with the "Selected Financial and Other Data," our unaudited consolidated financial statements and notes thereto and the other information in this Offering Circular.

	December 31, 2005 (unaudited)
Shareholders' equity:	
Common stock, par value $.50 per share, 2,000,000 shares authorized and 867,664 shares issued	$ 433,832
Additional paid-in capital	7,881,089
Retained earnings	13,926,737
Accumulated and other comprehensive income	(1,034,009)
	21,207,649
Less: Treasury stock (9,183 shares) at cost	(212,469)
Total shareholders' equity	$ 20,995,180

{673545:}

OUR COMPANY

General

Lyons Bancorp, Inc., which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust I and Lyons Capital Statutory Trust II. Lyons Bancorp was incorporated under the laws of the State of New York on April 15, 1987. On December 31, 2005 we relinquished our status as a financial holding company in connection with the Bank's entry into the Formal Agreement with the OCC.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Since 2001, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2005, we had total consolidated assets of $321.3 million, deposits of $281.8 million, total loans of $197.9 million and total shareholders' equity of $21.0 million. This represents growth during this five year period of 106.8%, 116.6%, 133.1%, and 92.7% in each of these categories.

During 2005 we reported record net income of $2.3 million or $2.91 per diluted share, a 16.4% increase over 2004 net income. We also rewarded our shareholders by increasing our annual dividend payout to 31.5% of our annual 2005 net income, from 30.0% of our net income in 2004.

At December 31, 2005, Lyons Bancorp was staffed by three part-time employees; Robert A. Schick, President and Chief Executive Officer, Kenneth M. Burt, Treasurer and Carol Snook, Secretary. None of these employees receives compensation from Lyons Bancorp. All three are full-time, compensated, employees of The Lyons National Bank. Mr. Schick is President and Chief Executive Officer of The Lyons National Bank; Mr. Burt is Senior Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary.

Our principal executive office is located at 35 William Street, Lyons, New York 14489. This historical building houses our corporate offices, data processing center, and our bank operations functions. We believe this facility has the capacity to service our needs for the foreseeable future.

Our telephone number is (315) 946-4871, and our web-site is www.lyonsbank.com. Information at our web site is not part of this Offering Circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with the Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. More recently, our pace of expansion has accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002 in Geneva, New York in 2003, and in Penn Yan, New York in 2004. We constructed new facilities for our Geneva and Penn Yan offices in 2005.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has two subsidiaries, Lyons Realty Associates Corp. and LNB Life Agency, Inc. The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty and all of the capital stock of LNB Life Agency, Inc. A group of investors owns approximately 6.5% of Lyons Realty's non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp., or Lyons Realty, is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2005, Lyons Realty held $23.9 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

LNB Life Agency, Inc. is a New York corporation formed by the Bank in February 2003 to serve as its financial services subsidiary. During 2003 and 2004 LNB Life Agency made available non-insured financial services and products to our customers and potential customers in return for compensation, through referral arrangement with Mapstone Financial Group. It discontinued that relationship in 2005 and no longer offers new products. It still received commissions on policies sold during that period.

Lyons Capital Statutory Trust I, or Trust I, is a Connecticut statutory trust which Lyons Bancorp formed in June 2003. Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. These trusts are not authorized and do not conduct any trade or business and were formed for the sole purpose of the issuance, sale and administration of the preferred trust capital securities. The trusts' principal assets are subordinated debentures issued by Lyons Bancorp. In June 2003 concurrently with Trust I's acquisition of these subordinated debenture, Tioga State Bank, a non-affiliated entity, purchased from Trust I $1.0 million of preferred trust capital securities. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of preferred

trust capital securities to investors. The trust preferred securities issued by these trusts are classified as long-term debt for the financial statements purposes, but Tier 1 capital for regulatory purposes. For further description of the details of these transactions see "Business – Sources of Funds – Borrowings;" "Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital."

Products and Services

The Bank provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank's services include accepting time, demand and savings deposits, and making secured and unsecured loans. See "-- Sources of Funds – Deposits" Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as Internet and telephone banking and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, travelers' checks, money orders, wire transfers, drive-through facilities, an in-store location, 24-hour depositories, and ATMs. The Bank's lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See "--Lending Activities."

The Bank, through an arrangement with Linsco/Private Ledger, a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement. Linsco/Private Ledger sells the product or service to the customer and the Bank receives a referral commission from Linsco/Private Ledger for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. In 2005, the amount of revenue we generated from these products was $156,338.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

- Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

- Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers' businesses and can offer competitive products to meet their needs;

- Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages; and

- Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base.

Grow Franchise

As of June 2005, based on statistics provided by the Federal Deposit Insurance Corporation, we ranked first in our deposit market share among banks in Wayne County, New York achieving our long-term goal of securing the top market share position in Wayne County. However, we do not intend to rest on our laurels; rather it is our intention to continue to increase our market share of deposits in Wayne County.

Since 2000, we have opened three offices outside Wayne County. We expect to continue our expansion outside of Wayne County over time. Our strategy is to open de-novo or acquire banking offices in communities that we believe have either been abandoned or poorly served by current financial institutions. Before opening offices in these communities, we generally identify and hire individuals who can provide unique personal service in the market.

We also plan to consider acquisitions of other financial institutions and financial related service companies and/or individual branch offices. As of the date of this offering circular, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

We seek to provide customers the personal attention they desire while having the technological ability to provide services such as on-line Internet banking that require less customer contact.

Deepen Commercial and Agricultural Relationships

On December 31, 2005, we had $197.9 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2005 totaled $131.4 million and constituted 66.4% of our total loans.

We have almost tripled our loan portfolio over the past five years. We have a staff consisting of seven commercial/agricultural lending officers and three residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of an administrator, four analysts and an administrative assistant. Further, our loan operations department consists of a supervisor, mortgage processor and six clerical employees.

In accordance with the Bank's program to comply with the Formal Agreement with the OCC, we plan to limit the growth of our loan portfolio to approximately 5.0% to 7.0% in 2006 over 2005 levels.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers' needs to manage their funds on a day-to-day basis and finance homes.

We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have the greatest number of ATMs of any financial institution in Wayne County and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making non-interest income a larger part of our total revenue stream and broaden our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. Linsco/Private Ledger also offers advisory services to the Bank under this arrangement.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can sell them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering added products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. We are exploring possible acquisitions of new lines of business to

provide customers access to non-bank products and services. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, mortgage banking, financial planning, investment management, and trust services.

Infrastructure

We have more than doubled the assets of the Bank in the last five years and have added four new branches. During this time the staff has increased from 74 employees to 123 employees. In order for us to continue our success we plan to deepen the organizational structure of the Bank by adding expertise in certain specialized areas, such as a dedicated retail lending executive and by adding to staff positions throughout the Bank.

The Bank utilizes a third-party data processing consortium for its technology needs. This method of operation places responsibility for the technical aspects of technology with experts while keeping the responsibility for strategy within the Bank. A key portion of our future success will rest on our ability to upgrade the capabilities of our systems to provide timely information to make decisions. We are in the process of thoroughly reviewing our current technology systems to ensure they will meet our expanding needs.

In the next few years, we plan to review all of the space needs of our Bank. Currently, we are making a significant commitment to upgraded facilities that house our administrative and operations personnel.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Bank in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

In conjunction with the Bank's Formal Agreement with the OCC, we expanded our Credit Administration Department from two full time employees to six. We also plan to add staff to the audit department in 2006.

Our net charge-offs for 2005 were $223,059 (.12% of average loans during 2005). Our non-performing assets were .81% of outstanding loans as of December 31, 2005, which was above our peer average of .49% of outstanding loans. See Uniform Bank Performance Report, Federal Financial Institution Examinations Council December 31, 2005 ("Uniform Bank Performance Report"), page 8A ("Analysis of Past Due, Non-accrual & Restructured Loans & Leases"). Our loan loss reserve totaled $3.1 million or 1.58% of outstanding loans. This

exceeds peer averages of 1.22%. See Uniform Bank Performance Report, page 7 ("Analysis of Credit Allowance & Loan Mix").

We manage our balance sheet risks (liquidity and interest rate sensitivity) through a regular monitoring process and an active Asset/Liability Committee which includes senior management. The Bank has increased in total assets from roughly $122.4 million at the end of 2000 to over $321.3 million as of the end of 2005. During this period, the Bank has had minimal wholesale funding and has navigated through the collapse in rates to multi-decade lows and the subsequent increase in rates over the past two years while increasing net interest income in every year.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Bank seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp while capital use other than dividend and interest payments is primarily related to the Bank's business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp and the Bank so that capital movement between the two entities is both timely and appropriately sized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations–Capital"

Banking Operations

Market Area

During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Expanding into Geneva is strategically important to us. Geneva proper is one of the largest markets in our service area with a population of over 13,000 and bankable deposits of close to $450 million. Moreover, we do not believe that it is an over-banked community. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario

County and has opened a door on the entire Finger Lakes Region. In May of 2004 we opened our newest branch in Penn Yan, in Yates County, in a temporary storefront. We moved into our permanent facility in January of 2005.

With the opening of the Penn Yan banking office, the Bank now operates ten banking offices within its primary market area, which is centered around Lyons, New York. The Bank's primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank's primary market area:


Counties of
Central New York
Clyde
Ontario
Wolcott
WAYNE
Syracuse
Jordan
ONONDAGA
MONROE
Lyons
Newark
Macedon
Geneva
S
E
N
E
C
A
ONTARIO
CAYUGA
Penn Yan
YATES


Monroe
Wayne
Onondaga
Ontario
Yates
Seneca
Cayuga

Average Balances And Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and mortgage-related securities and yields are calculated on the historical basis. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

	December 31, 2005			December 31, 2004			December 31, 2003		
	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates	Average Balances	Income/ Expense	Yields/ Rates
Assets:									
Loans	$ 191,172	$ 13,002	6.80%	$ 156,210	$ 9,447	6.05%	$ 107,305	$ 6,987	6.51%
Investment Securities									
Taxable	65,040	2,379	3.66%	59,352	2,237	3.77%	63,981	2,397	3.75%
Tax-Exempt	24,533	742	3.02%	14,554	462	3.17%	15,243	493	3.23%
Total Securities	89,573	3,121	3.48%	73,906	2,699	3.65%	79,224	2,890	3.65%
Fed Funds Sold	6,016	179	2.98%	2,365	29	1.23%	3,995	45	1.13%
Other Interest Earning Deposits	1,057	28	2.65%	360	4	1.11%	903	9	1.00%
Total Interest Earning Assets	287,818	16,330	5.67%	232,841	12,179	5.23%	191,427	9,931	5.19%
Other Assets	21,577			15,194			13,102		
Total Assets	$ 309,395			$ 248,035			$ 204,529		
Liabilities and Shareholders Equity:									
Interest-Bearing Deposits									
Now Accounts	$ 27,740	$ 192	0.69%	$ 21,523	$ 152	0.71%	$ 18,777	$ 129	0.69%
Money Market Accounts	35,036	497	1.42%	32,690	435	1.33%	28,131	455	1.62%
Savings	71,323	1,140	1.60%	51,390	510	0.99%	44,727	479	1.07%
Time > $100,000	34,241	828	2.42%	32,389	439	1.36%	30,877	511	1.65%
Other Time	58,927	1,745	2.96%	41,643	1,019	2.45%	25,916	721	2.78%
Total Interest-Bearing Deposits	227,267	4,402	1.94%	179,635	2,555	1.42%	148,428	2,295	1.55%
FHLB Advances and									
Repurchase Agreements	11,359	271	2.39%	14,231	311	2.19%	14,492	359	2.48%
Total Preferred Securities	6,000	363	6.05%	3,000	126	4.20%	56	5	8.93%
Total Interest Bearing Liabilities	244,626	5,036	2.06%	196,866	2,992	1.52%	162,976	2,659	1.63%
Noninterest-Bearing Deposits	43,654			33,306			25,600		
Other Liabilities	2,128			1,311			1,473		
Stockholders' Equity	18,987			16,552			14,480		
Total Liabilities and Stockholders' Equity	$ 309,395			$ 248,035			$ 204,529		
Spread in Interest-Bearing Funds			3.62%			3.71%			3.56%
Net Interest Income		$ 11,294			$ 9,187			$ 7,272	
Net Interest Margin[(1)]			3.92%			3.95%			3.80%

(1) Net Interest Margin represents net interest income divided by average interest-earning assets.

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates residential mortgages which it sells to third parties and retains servicing rights. These mortgages are sold without recourse to the Bank. The value of the servicing rights associated with these sold mortgages was $109,000 and $61,000 as of December 31, 2005 and 2004, respectively. Prior to 2004, the value of the servicing rights was immaterial, and, as such, no asset was recorded for them.

The following tables include a Summary of Loan Portfolio, Maturities of Loans, Sensitivity of Loans to Changes in Interest Rates and a Volume/Rate Analysis:

Summary of Loan Portfolio
By Type
(Dollars in thousands)

	As of December 31,				
Type	2005	2004	2003	2002	2001
Domestic:					
Commercial, financial and agricultural	$131,383	$117,351	$ 73,461	$ 46,813	$ 40,380
Real estate - mortgage loans	46,302	40,018	36,043	32,504	30,029
Installment and other consumer loans	20,205	18,421	18,071	18,524	14,447
Sub-total	$197,890	$175,790	$127,575	$ 97,841	$ 84,856
Foreign	---	---	---	---	---
Total loans	$197,890	$175,790	$127,575	$ 97,841	$ 84,856
Allowance for loan and lease losses	(3,129)	(2,409)	(1,658)	(1,224)	(1,007)
Total loans, net of allowance	$194,761	$173,381	$125,917	$ 96,617	$ 83,849

Maturities of Loans
As of December 31, 2005
(Dollars in thousands)

	Maturing within one year	Maturing after one but within five years	Maturing after five years	Total
Commercial, financial, agricultural	$ 31,614	$ 26,774	$ 72,995	$ 131,383

Sensitivity of Loans to Changes in Interest Rates
(Dollars in thousands)

	As of December 31, 2005	
	Fixed Rate	Variable Rate
Due after one but within five years	$ 21,626	$ 27,937
Due after five years	$ 42,746	$ 4,559

{673545:}

Volume Rate Analysis
(Dollars in thousands)

	2005 Compared to 2004			2004 Compared to 2003		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
Interest Income:	Volume[1]	Rate[2]	Total	Volume[1]	Rate[2]	Total
Loans	$ 2,114	$ 1,172	$ 3,286	$ 3,184	$ (494)	$ 2,690
Investment Securities	569	(126)	443	(195)	-	(195)
Federal Funds Sold	45	41	86	(18)	4	(14)
Other Interest Earning Assets	7	6	13	(5)	1	(4)
Total Interest Income	2,735	1,093	3,828	2,966	(489)	2,477
Interest Expense:						
NOW	44	(4)	40	19	4	23
MMDA	31	29	60	74	(82)	(8)
Savings	198	313	511	71	(36)	35
Time>$100,000	25	343	368	25	(90)	(65)
Other Time	423	212	635	437	(86)	351
FHLB Borrowings	(63)	28	(35)	(6)	(42)	(48)
Trust Preferred Securities	126	56	182	263	(3)	560
Total Interest Expense	784	977	1,761	883	(335)	548
Net Change in Interest Income	$ 1,951	$ 116	$ 2,067	$ 2,083	$ (154)	$ 1,929

(1) The volume variance reflects the change in average balance outstanding multiplied by the average rate during the prior period. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 34%. Non-accruing loans have been used in the daily average balances to determine changes in interest and income to due volume.

(2) The rate variance reflects the change in average rate multiplied by the average balance outstanding.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates. The Bank measures its interest rate risk through the use of guidelines designed to measure the impact on an annualized net interest margin due to an immediate 2% change in interest rates. Quarterly, the change in net interest income, as well as several other strategic measurement ratios, are presented to the Bank's Asset/Liability Committee ("ALCO") and Board of Directors and compared to the Bank's established guidelines. The Bank has historically maintained the ratios within the acceptable ranges of the guidelines.

A useful measure of the Bank's interest rate risk is "interest sensitivity gap," the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate "gap" analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through

maturity or rate adjustment. A "positive" gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a "negative" gap.

The Bank currently has a negative gap over the short term, which suggests that the net yield on interest earning assets and liabilities may decrease during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Bank's interest rate sensitivity at December 31, 2005. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

Interest Rate Sensitivity
(Dollars in thousands)

	0-3 Months	4-6 Months	7-12 Months	1-5 Years	5 Years +	Total
Assets:						
Fed Funds Sold	$ 416	$ -	$ -	$ -	$ -	$ 416
Interest Bearing Deposits	100					100
Investment Securities	9,557	4,766	3,884	54,869	19,848	92,924
Loans	98,711	4,089	9,036	53,003	33,052	197,891
Total Interest Sensitive Assets	$ 108,784	$ 8,855	$ 12,920	$ 107,872	$ 52,900	$ 291,331
Liabilities:						
Demand/NOW[(1)]	$ 31,940	$ -	$ -	$ -	$ -	$ 31,940
Money Market/Savings[(1)]	62,664	33,877				96,541
Certificates of Deposit[(1)]	27,281	19,377	34,555	14,914	25	96,152
Individual Retirement Accounts[(1)]	4,721	991	2,193	821	2	8,728
Securities sold under agreement to repurchase	7,655					7,655
Advances from Federal Home Loan Bank					2,000	2,000
Advances from subsidiary	6,000					6,000
Total Interest Sensitive Liabilities	$ 140,261	$ 54,245	$ 36,748	$ 15,735	$ 2,027	$ 249,016
GAP:						
Period	$ (31,477)	$(45,390)	$ (23,828)	$ 92,137	$ 50,873	$ 42,315
Cumulative	$ (31,477)	$(76,867)	$(100,695)	$ (8,558)	$ 42,315	

(1) Deposit totals shown in this table may not agree to total deposits reported on the balance sheet as of the same date because some deposits, such as checking accounts which had a balance of $48,395,351 as of December 31, 2005, are not interest bearing and, therefore, not included in this schedule.

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, third party loan reviewers periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management's estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the

allowance and its adequacy, management considers the Bank's loan loss experience, the amount of past-due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential loan losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank's policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy. Management's judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases whenever the payment of principal or interest becomes 90 days past due or the valuation of the collateral held materially deteriorates to the extent that the loan can no longer be regarded as adequately secured. The policy also provides that accrual of interest on residential mortgages ceases whenever payment of principal or interest becomes 90 days delinquent. Our consumer loan policy provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present for the past five years a summary of the "Allocation of Allowance for Loan Loss by Loan Type" and an "Analysis of Changes in the Allowance for Loan Losses."

Allocation of Allowance for Loan Losses
by Loan Type
(Dollars in thousands)

	As of December 31,									
	2005		2004		2003		2002		2001	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total Loans
Domestic:										
Commercial, financial and agricultural	$ 1,732	66%	$ 1,194	67%	$ 1,149	58%	$ 666	48%	$ 690	48%
Real Estate - mortgage	$ 1,221	24%	$ 942	23%	$ 383	28%	$ 296	33%	$ 201	35%
Installment loans to individuals	$ 121	10%	$ 121	10%	$ 120	14%	$ 245	19%	$ 142	17%
Foreign:	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%	$ ---	0%
Not specifically allocated	$ 55	0%	$ 152	0%	$ 6	0%	$ 17	0%	$ (26)	0%
TOTAL	$ 3,129	100%	$ 2,409	100%	$ 1,658	100%	$ 1,224	100%	$ 1,007	100%

{673545:}

Analysis of Changes in Allowance for Loan Losses
(Dollars in thousands)

	Year Ended December 31,				
	2005	2004	2003	2002	2001
Balance at beginning of the period	$ 2,409	$ 1,658	$ 1,224	$ 1,007	$ 817
Charge-offs:					
Domestic:					
Commercial, financial and agricultural	168	51	95	328	54
Real estate - mortgage	16	4	---	8	17
Installment loans to individuals	112	88	138	73	69
Credit cards			3	---	6
Foreign:			---	---	---
Total charge offs	$ 296	$ 143	$ 236	$ 409	$ 146
Recoveries:					
Domestic:					
Commercial, financial and agricultural	8	4	16	21	2
Real estate - mortgage	27		2	1	2
Installment loans to individuals	37	34	49	29	29
Credit cards	1		1	2	5
Foreign:			---	---	---
Total recoveries	$ 73	$ 38	$ 68	$ 53	$ 38
Net charge-offs	$ 223	$ 105	$ 168	$ 356	$ 108
Provision charged to operations	$ 943	$ 856	$ 602	$ 573	$ 298
Balance at end of period	$ 3,129	$ 2,409	$ 1,658	$ 1,224	$ 1,007
Ratio of charge-offs net of recoveries to average loans outstanding	.12%	.07%	0.16%	0.39%	0.14%
Allowance for loan loss as a percentage of total loans at period end	1.58%	1.37%	1.30%	1.25%	1.19%

{673545:}

The following tables below summarize the Bank's non-performing assets for the past five years:

Non-Performing Loans
(Actual dollars)

	As of December 31,				
	2005	2004	2003	2002	2001
Loans accounted for on a non-accrual basis:					
Notes	$ 678,000	$ 231,000	$ 219,000	$ 105,000	$ 99,000
Mortgages	$ 917,000	$ 325,000	$ 170,000	$ 163,000	$ 141,000
Total non-performing loans	$ 1,595,000	$ 556,000	$ 389,000	$ 268,000	$ 240,000

Past Due and Renegotiated Loans
(Actual dollars)

	As of December 31,				
	2005	2004	2003	2002	2001
Loans contractually past due 90 days or more as to interest or principal payments (not included in non-accrual loans above)[1]	$ ---	$ ---	$ 4,000	$ ---	$ ---
Performing but renegotiated loans	$ 2,811,000	$ 3,163,000	$ 1,514,000	$ 1,001,000	$ 404,000
	$ 2,811,000	$ 3,163,000	$ 1,518,000	$ 1,001,000	$ 404,000

(1) Loans are still in the process of collection or are adequately collateralized.

Information regarding foregoing interest follows for the indicated fiscal years:

Foregone Interest on Past Due and Renegotiated Loans
(Actual dollars)

	Year ended December 31,				
	2005	2004	2003	2002	2001
Domestic Loans:					
Interest recognized	$ 63,605	$ 39,485	$ 16,743	$ 27,547	$ 17,427
Foregone Interest	$ 49,610	$ 3,542	$ 7,019	$ 19,295	$ 3,867
Interest income that would have been accrued at original terms	$ 113,215	$ 43,027	$ 23,762	$ 46,842	$ 21,294

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of shareholders' equity, net of income tax effects. Securities classified in the held to maturity category are accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities. We eschew a securities trading portfolio.

The securities portfolio also includes non-marketable equity securities totaling $850,700 that are carried at cost because they are not readily marketable or have no quoted market value. These include investments in the Federal Reserve Bank of New York, the Federal Home Loan Bank of New York, New York State Business Development Corporation, Atlantic Central Bankers Bank and New York Title Agency West. As a member of the Federal Reserve Bank of New York and Federal Home Loan Bank of New York, the Bank is required to hold stock in these entities. The New York State Business Development Corporation is a privately owned entity, managed and funded by banks across New York State. Its mandate is to promote employment and economic development through long term loans to creditworthy small and medium size businesses that are candidates for financing outside of or in conjunction with conventional bank sources. As a correspondent of Atlantic Central Bankers Bank, the Bank is required to hold stock in this entity. New York Title Agency West, LLC is a limited liability corporation owned by banks across New York State. The corporation is engaged in the business of issuing title insurance to mortgage borrowers of ownership banks.

The following tables summarize the fair value of the Available-for-Sale portfolio and the amortized cost of the Held-to-Maturity portfolio as of the date indicated:

Investment Securities
(Dollars in thousands)

	As of December 31		
Available-for-Sale	2005	2004	2003
US Treasury securities	$ 3,923	$ 4,993	$ 5,083
US Government securities	45,803	31,254	22,585
Mortgage backed securities	15,548	18,632	25,377
State and local government obligations	23,828	16,965	14,572
Other equity securities	851	851	810
	$ 89,953	$ 72,695	$ 68,427
Held-to-Maturity			
State and local government obligations	$ 2,971	$ 4,185	$ 1,213
	$ 2,971	$ 4,185	$ 1,213

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of Lyons Bancorp and the Bank as of and for the year ended December 31, 2005, by final contractual maturity or repricing date, are as follows:

Investment Portfolio
(Dollars in thousands)

	As of and for the year ended December 31, 2005	
Available-for-Sale	Fair Value	Average Yield[1]
Due in one year or less	$ 5,945	2.73%
Due after one to five years	53,088	3.75%
Due after five to ten years	13,815	4.73%
Due after ten years	705	4.13%
Securities not due at a single maturity date	15,549	4.32%
Total	$ 89,102	3.94%
Held-to-Maturity	Amortized Cost	Average Yield[1]
Due in one year or less	$ 1,874	3.85%
Due after one to five years	528	6.18%
Due after five to ten years	161	6.04%
Due after ten years	408	8.35%
Total[2]	$ 2,791	5.00%
Total Investment Securities	$ 91,893	4.04%

(1) Average yields are stated on a tax equivalent basis.
(2) Total does not include equity securities

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for each of our last three fiscal years:

Deposits - Average Balances and Rates
(Dollars in thousands)

	December 31, 2005		December 31, 2004		December 31, 2003	
	Average Balances	Average Rate	Average Balances	Average Rate	Average Balances	Average Rate
Non-Interest Bearing Demand Deposits	$ 43,654	0.00%	$ 33,306	0.00%	$ 25,600	0.00%
Interest Bearing Demand Deposits	27,740	0.69%	21,523	0.71%	18,777	0.69%
Savings	106,359	1.54%	84,080	1.12%	72,858	1.28%
Time Deposits	93,168	2.76%	74,032	1.97%	56,793	2.17%
	$ 270,921	1.62%	$ 212,941	1.20%	$ 174,028	1.32%

The maturity distribution of time deposits of $100,000 or more at December 31, 2005 was:

Maturity	As of December 31, 2005 (Dollars in thousands)
3 Months or Less	$ 16,478
Over 3 Months through 6 Months	5,852
Over 6 Months through 12 Months	10,766
Over 12 Months	3,992
Total	$ 37,088

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York and under securities repurchase agreements with customers. The following table summarizes these borrowings as of and for the indicated years ended December 31:

Short-Term Borrowings
(Dollars in thousands)

	As of and for the years ended December 31,					
	2005		2004		2003	
	Amount	Average Yield	Amount	Average Yield	Amount	Average Yield
Federal Home Loan Bank Advances	2,000	4.09%	5,000	3.05%	12,600	3.15%
Securities Sold under Agreement to Repurchase	7,655	1.36%	6,474	1.36%	8,059	1.81%
Total	9,655	2.33%	11,474	2.14%	20,659	2.48%

As of December 31, 2005, the Bank had $28.8 million of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005, the Bank had $16.3 million of collateral for such purposes and $2.0 million of funds advanced from the Federal Home Loan Bank of New York. In addition, the Bank may access funds through general

markets such as national repurchase agreements. At December 31, 2005, the Bank had no national repurchase agreements.

The following table presents information concerning Federal Home Loan Bank Advances as of and for the indicated years ended December 31:

Federal Home Loan Bank Advances
(Dollars in thousands)

	For the years ended December 31,		
	2005	2004	2003
Average Balance	$ 4,018	$ 6,583	$ 7,243

The following tables present information concerning securities sold under agreements to repurchase for the indicated years ended December 31:

Securities Sold Under Agreement to Repurchase
(Dollars in thousands)

	For the years ended December 31,		
	2005	2004	2003
Average Balance	$ 7,270	$ 7,602	$ 7,249
Maximum month-end balance	$ 8,659	$ 8,302	$ 8,391

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

We currently own two statutory trust companies which we formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In each case, we issued subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount, minus expenses. The subordinated debentures are the principal asset of the trusts. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See "Management Discussion and Analysis of Financial Condition and Results of Operation -- Capital."

In June 2003, we formed Lyons Capital Statutory Trust I, a wholly-owned Connecticut statutory business trust subsidiary, or Trust I. Shortly thereafter, we issued $1.0 million of subordinated debentures to Trust I and Trust I issued $1.0 million in trust preferred securities to Tioga State Bank. The interest rate on this security, 7.28% at December 31, 2005, is variable, adjusting quarterly at three-month LIBOR plus 2.75%. The interest is payable quarterly. The trust preferred securities mature on June 27, 2033, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust I also mature on June 27, 2033 and bear interest at the three-month LIBOR plus 2.75% (7.28% at December 31, 2005), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter or within 120 days throughout the entire term of the debentures should certain special events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2005 to 100% on June 27, 2013 and after.

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II and Trust II issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 7.03% at December 31, 2005, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature on August 23, 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (7.03% at December 31, 2005), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole, but not in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 103.20% at December 31, 2005 to 100% on August 23, 2009 and after.

If we elect to defer interest payments as described above on either Trust I or Trust II trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive

factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of December 31, 2005, we employed 123 persons, of which 98 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the ten banking offices operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased
35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
1503 Canandaigua Road, Macedon, New York 14502	Leased
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6256 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned

The above properties and land owned by the Bank at December 31, 2005 had a net book value of $7.8 million. None of these properties were subject to any encumbrances.

The Bank leases properties from other parties for its remaining banking offices. The Bank also leases approximately 2,000 square fee of additional office space in Lyons, New York adjacent to our main office location. For the year ended December 31, 2005, total rental fees of $140,712 were paid for these properties. These leases expire from April 2007 to November 2012.

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

SELECTED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2005 and 2004, and for the years then ended is derived in part from and should be read together with our unaudited consolidated financial statements and notes thereto beginning at page F-2 of this Offering Circular. The information at December 31, 2003 and for the fiscal year then ended is derived in part from our audited consolidated financial statements which are not included in this Offering Circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The historical results are not necessarily indicative of results that may be expected for any future period.

	For the year ended December 31,		
	2005	2004	2003
Statement of Income Summary:	(unaudited)		
Interest income	$ 16,330	$ 12,179	$ 9,931
Interest expense	5,036	2,992	2,659
Provision for loan losses	943	856	602
Net interest income after provision for loan losses	10,351	8,330	6,670
Non-interest income	2,699	2,353	2,067
Non-interest expense	9,901	8,246	6,606
Income tax expense	825	540	496
Net income	2,324	1,897	1,635
Per share data (1):			
Net income			
Basic	$ 2.91	$ 2.51	$ 2.33
Diluted	2.91	2.50	2.33
Book value			
Basic	$ 24.46	$ 22.87	$ 21.18
Diluted	24.46	22.84	21.18
Cash dividends			
Basic	$ 0.92	$ 0.75	$ 0.58
Period End Balance Sheet Summary:			
Total assets	$ 321,273	$ 275,545	$ 212,840
Investment securities	92,924	76,880	69,640
Loans	197,890	175,790	127,575
Allowance for loan losses	3,129	2,409	1,658
Deposits	281,757	237,260	174,206
Shareholders' equity	20,995	18,050	14,832
Selected Financial Ratios:			
Return on average assets	0.75%	0.76%	0.80%
Return on average shareholders' equity	12.24%	11.46%	11.29%
Dividends declared to net income	31.52%	30.00%	24.72%
Loans to deposits	70.23%	74.09%	73.23%
Non-performing loans to total period end loans	0.81%	0.32%	0.30%

Net charge-offs to average loans outstanding	0.12%	0.07%	0.16%
Allowance for loan losses to total loans at period-end	1.58%	1.37%	1.30%
Average shareholders' equity to average total assets	6.14%	6.67%	7.08%
Allowance for possible loan losses to non-performing assets, including OREO (period end number)	195.17%	403.37%	379.02%
Capital Ratios[(2)]:			
Leverage ratio	8.49%	8.35%	7.28%
Tier 1 risk-based capital	12.27%	11.66%	11.29%
Total risk-based capital	13.74%	13.67%	12.51%
Other data:			
Number of banking offices	10	10	9

(1) During 2004 and continuing until December 31, 2005, we had unexercised outstanding common stock and warrants. Diluted figures reflect the potential additional common shares, using the treasury method of calculation, we would have issued if these warrants had been exercised. All of these warrants were either exercised or expired on December 31, 2005. During 2004 and 2005, warrant holders purchased 5,286 shares and 68,032 shares for $182,367 and $2,347,104, respectively.

(2) In June 2003, we issued $1.0 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust I in which we own all of its common beneficial interest. The $1.0 million constitutes eligible "Tier 1" capital for regulatory capital purposes. In August 2004, we issued $5.2 million of junior subordinated debentures in connection with the issuance of trust preferred securities by Lyons Capital Statutory Trust II, in which we own all of its common beneficial interest. $5.0 million of this amount constitutes eligible "Tier 1" capital for regulatory capital purposes. For more information see "Our Company – Average Balances and Interest Rates – Sources of Funds."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist readers in understanding and evaluating the results of operation and financial condition of Lyons Bancorp, The Lyons National Bank, Lyons Realty Associates and LNB Life Agency on a consolidated basis. This discussion and analysis should be read in conjunction with our unaudited consolidated financial statements and the notes relating thereto appearing elsewhere in this Offering Circular.

We effected a 2-for-1 split of our outstanding shares of common stock on December 31, 2003. Where a number of shares of common stock or a dollar amount per share is listed in this Offering Circular for a date or period prior to the effective date of the stock split, that number or amount has been proportionately adjusted as if the 2-for-1 stock split had been in effect on that prior date or during that prior period.

Overview

Lyons Bancorp is the holding company for Lyons National Bank and its subsidiaries, Lyons Realty Associates Corp., and LNB Life Agency. Lyons Bancorp's business is conducted through Lyons National Bank, a federally chartered and regulated bank with ten full-service banking offices in Onondaga, Ontario, Wayne and Yates Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga, Monroe and Seneca Counties. The Bank's corporate headquarters is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and real estate loans, including mortgage servicing fees, and consumer loans made by the Bank and its subsidiaries and investment securities held by us and the Bank as well as from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, borrowings and capital raising transactions.

Since 2001, the Bank has experienced growth in its total assets through the addition of banking branches and deeper penetration in its existing markets. The Bank has added four additional banking offices over the last five years. We have also focused on expanding our commercial and agricultural loans.

OCC Formal Agreement

On November 21, 2005 the Bank entered into a Formal Agreement with the Comptroller of the Currency, or the Formal Agreement. This followed the OCC's examination of the Bank in March 2005. The Formal Agreement has an indefinite term and sets forth a series of actions which the Bank must undertake in order to correct the purported weaknesses in the Bank's asset quality and risk management systems related to the Bank's recent growth.

According to the terms of the Formal Agreement, the Bank is designated as in "troubled condition." This means that it must notify the OCC at least ninety days prior to adding or replacing any directors or employing or changing the responsibility of any senior executive officer.

We believe we are on schedule to meet all of the requirements of the Formal Agreement. The table below describes each requirement of the Formal Agreement with the OCC and the Bank's corrective action or the current status and efforts to correct the issues identified in the Formal Agreement.

Requirement	**Corrective Action/Status**
Appoint a compliance committee to monitor the Bank's compliance with the Formal Agreement.	The Bank established a compliance committee consisting of three outside Directors in December 2005. The committee meets monthly to monitor compliance and reports monthly to the OCC. The Bank did not incur any additional costs in complying with this requirement.
Adopt a written action plan for addressing regulatory recommendations	The Bank has adopted a written action plan specifying how it will implement the plan and setting forth a timetable for implementation.
By March 21, 2006, the Bank's Board shall review the capabilities of the Bank's management to perform present and anticipated duties, recommend changes and an education program, if necessary.	The Bank's Board is in the process of completing its review of management.
Maintain the following capital levels: · Tier 1 leverage capital at least equal to 8% of risk weighted assets; · Tier 1 risk-based capital at least equal to 10% of adjusted total assets; and · Total risk-based capital at least equal to 12% of risk-weighted assets.	The Bank has maintained these capital ratios since entering into the Formal Agreement. See "Supervision and Regulation – Capital Requirements."
Develop, implement and thereafter ensure Bank adherence to a three-year capital program.	The Bank's Board has developed and implemented a three-year capital program. This program provides for a capital maintenance plan to help ensure the Bank adheres to the capital requirements of the Formal Agreement. This includes establishment of the Plan, as a means to raise additional capital for the Company. The plan also includes a dividend

	policy that restricts the Bank's ability to declare dividends unless in compliance with the Plan.
Review and revise the Bank's written loan policy.	The Bank's Board has reviewed and revised the Bank's written loan policy. On February 21, 2006 the Bank adopted and implemented the revised written loan policy and the Board will monitor it for Bank adherence. A copy of the policy was forwarded to the OCC.
Adopt, implement and thereafter take all available measures to ensure the Bank's adherence to a written program designed to eliminate the basis of criticism of assets criticized in the Report of Examination, in any subsequent Report of Examination or by any internal or external loan review, or in any list provided to management by the National Bank of Examiners. The Board or a designated committee, shall conduct a review of this process on a quarterly basis to determine the status of each criticized asset or criticized portion thereof that equals or exceeds $100,000, management's adherence to the program adopted pursuant to this requirement, the status and effectiveness of the written program, and the need to revise the program or take alternative action.	The Bank has adopted and implemented the appropriate measures to ensure the Bank's adherence to the written program designed to eliminate the basis of criticism of assets criticized in the Report of Examination, in any subsequent Report of Examination or by any internal or external loan review, or in any list provided to management by the National Bank of Examiners. These measures include the adoption of standard operating procedures to be followed by all lending officers. Adherence to these measures will be monitored by commercial loan operations for smaller size loans, and credit administration for larger loans.
Review on a quarterly basis the Bank's Allowance for Loan Losses and establish a program for maintenance of an adequate allowance. Any deficiency in the allowance shall be remedied in the quarter it is discovered by additional provisions from earnings. Written documentation shall also be maintained indicating the required factors considered and conclusions reached by the Board in determining the adequacy of the allowance.	The Board has established a methodology to analyze and review the adequacy of the Bank's Allowance for Loan Losses, which is reviewed on a quarterly basis to ensure adequate reserves will be maintained at the end of the fiscal quarter. Any deficiency in the amount of reserves maintained in the loan loss allowance will be remedied by the end of the quarter as required by the Formal Agreement. Written documentation is also maintained in the file indicating the factors considered and conclusions reached by the Board in determining the adequacy of the Allowance for Loan and Lease Losses.

To strengthen the staff and deepen its ranks the Bank, has budgeted an additional $500,000 in salary and benefits expense for 2006, above the amount budgeted for merit and cost-of-living increases for its current employees. In addition, the change in the Bank's capital classification –from "Well Capitalized" to "Adequately Capitalized" – resulted in an increase in its FDIC annual premium by approximately $82,000 in 2006.

Given the higher minimum capital requirements, we believe that the Formal Agreement will restrict our ability to expand our business. Therefore, we do not believe that we will be able to grow at the same rates that we have during the past five years.

As of the date of this Offering Circular, the Bank believes that it is in substantial compliance with the terms and requirements of the Formal Agreement.

Comparison of Results of Operations for the Year Ended December 31, 2005 to Year Ended December 31, 2004

Total net after tax income for 2005 was $2.3 million, an increase of $427,000, or 22.5% from $1.9 million for 2004. The increase in total net income was the result of increases in net interest income of $2.1 million and non-interest income of $347,000, offset by increases in non-interest expense of $1.7 million, increases in the provision for loan losses (expense) of $87,000, and increased income tax expense of $285,000. Diluted earnings per share increased to $2.91 in 2005, an increase of 16.4% from $2.50 in 2004.

Net interest income, which is the single largest component of Lyons Bancorp's revenue, is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities. Lyons Bancorp's interest earning assets are primarily loans to businesses and individuals. Interest bearing liabilities consist primarily of savings, money market accounts and certificates of deposit. Net interest income totaled $11.3 million in 2005. This was an increase of $2.1 million or 22.8% from 2004's $9.2 million.

Generally, changes in net interest income are measured by net interest rate spread and net interest margin. Net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets. The net interest spread for 2005 was 3.62% compared to 3.71% for 2004. The net interest margin for 2005 was 3.92%, compared to 3.95% for 2004. These declines were primarily due to increased interest cost on interest bearing deposits and trust preferred securities. In general, market interest rates increased in 2005, which led to higher interest rates being paid to new and renewing deposits. Interest rates on trust preferred securities are tied to a market index and are reset quarterly. The market index has increased at each quarterly reset, resulting in higher interest expense. We believe that the net interest margin will continue to be challenged in 2006. In general, there is contraction between the interest rates on new and repricing assets and liabilities due to the interest rate environment that currently exists and competition from other financial institutions in our market place.

Total interest income increased $4.1 million or 33.6% to $16.3 million for 2005, compared to 2004's amount of $12.2 million. The increase was the result of growth in average interest earning assets which grew $55.0 million in 2005. The growth was the result of opening permanent branch facilities in Geneva and Penn Yan, New York coupled with expansion in our existing markets. Our average loans increased $35.0 million, or 22.4% over 2004 and our average securities increased $15.7 million, or 21.2% over 2004. Average loans and average investment securities as a percentage of average total interest earning assets remained relatively unchanged from 2004 to 2005. The majority of the increase in interest earning assets was funded by interest bearing liabilities, as average interest bearing liabilities increased $47.8 million or 24.3% in 2005. The remaining amount was funded by increased non-interest bearing deposits.

Total interest expense increased $2.0 million or 66.7% to $5.0 million for 2005, compared to 2004's amount of $3.0 million. The increase is the result of growth in our interest bearing deposits, primarily in savings and other time accounts, as well as, a result of increases in interest rates paid to interest bearing deposits.

The provision for loan loss is charged to operations to increase the total allowance to a level deemed appropriate by management based on a number of factors. The loan loss provision is based upon management's assessment of a variety of factors, including types and amounts of non-performing loans, historical loss experience, collectibility of collateral values and guarantees, pending legal action for collection of loans and related guaranties, and current economic conditions. The allowance represents management's best estimate of known and inherent losses in the loan portfolio at the balance sheet date that are both probable and reasonable to estimate. However, actual loan losses could exceed the amounts that have been charged to operations. In 2005, the provision for loan loss was $943,000. This compares to $856,000 for 2004. We increased our allowance for loan losses to keep pace with the growth and measured risk of commercial and agricultural loans. Commercial and agricultural loans grew $14.0 million or 11.9% in 2005. In 2005, commercial and agricultural loans as a percentage of total loans were relatively unchanged from 2004.

Non-interest income consists of service charges and fees, gains from sales of investment securities, and other fees, such as, gains on sales of loans. Non-interest income increased $347,000 or 14.8% to $2.7 million for 2005, as compared to $2.4 million for 2004. In 2005, income from service charges and fees measured $2.0 million, an increase of $404,000, or 24.6%, compared to income in 2004. The increase was primarily attributed to increased service charges and fees assessed to deposits accounts which grew $44.5 million primarily from an expanded customer base. Income from sales of available for sale securities was approximately $126,000 or 54.0% lower in 2005 than in 2004. Other income increased approximately $91,000, or 20.8%, from $438,000 in 2004 to $529,000 in 2005. The increase was primarily the result of gains on sales of commercial loans. Approximately $4.0 million of commercial loans were sold in 2005.

Non-interest expense consists of employee salaries and benefits, occupancy, and other expenses. Non-interest expense increased $1.7 million or 20.7% to $9.9 million for 2005, as compared to $8.2 million for 2004. In general, our non-interest expenses increased to support the continued growth of the organization. The largest non-interest expense was for employee salaries and benefits, which rose nearly $936,000 or 21.9% due to the addition of administration

and branch personnel, as well as, continued increases in insurance premiums paid by the organization on behalf of its employees. Occupancy expense increased $231,000 or 16.3% primarily the result of the construction of permanent branch buildings in Geneva and Penn Yan. Other expenses increased $487,000 or 19.0% primarily the result of purchases of general supplies and equipment and the hiring of third party consultants to assist with managing the growth of the company. Non-interest expenses are expected to increase in 2006 due to strategic initiatives to enhance general operations of the company, and the Bank's compliance with the OCC Formal Agreement. See "-- OCC Formal Agreement."

Income tax expense was $825,000 (26.2% of pre-tax net income) for 2005 as compared to $540,000 (22.2% of pre-tax net income) for 2004. The increase in the percentage of taxes compared to pre-tax net income was the result of a decline in the amount of tax-exempt income.

Financial Condition for the Years Ended December 31, 2005 and 2004

Total assets. Total assets on December 31, 2005 were $321.3 million, an increase of $45.8 million or 23.1% from $275.5 million recorded on December 31, 2004. Growth occurred in all asset categories.

Loans. Gross loans totaled $197.9 million at December 31, 2005, an increase of $22.1 million or 12.6% from $175.8 million at December 31, 2004. Residential real estate loans increased $6.3 million or 15.7%. Commercial real estate loans and commercial loans increased $8.7 million and $5.3 million or 16.6% and 8.2%, respectively. Consumer loans increased $1.7 million or 9.3%. Growth in all loan categories was the result of our expansion within our existing market place.

Loan Quality. Average delinquent loans for the twelve months of 2005 were 1.07%. This is a slight change from the average delinquency from a twelve month average of 1.03% in 2004. Net charge-offs for 2005 were $223,000 or .12% of average loans outstanding. This compares to net charge-offs of $104,000 or .07% of average loans for 2004. The allowance for loan loss was funded at a level of $3.1 million or 1.58% of loans at December 31, 2005. This compares to an allowance for loss of $2.4 million or 1.37% of loans at December 31, 2004. Non-performing loans totaled $1.6 million or .81% of total loans outstanding at December 31, 2005. This compares to $556,000 or .32% of total loans outstanding at December 31, 2004. Management does not believe the non-accrual loans or any amounts as performing or non-performing will have a significant effect on operations or liquidity in 2006. Furthermore, management is not aware of any negative trends or uncertainties related to any loans classified as doubtful or substandard that might have a material effect on earnings, liquidity or capital resources.

Investments. Holdings of investment securities were $92.9 million at December 31, 2005, an increase of $16.0 million or 20.8% from the amount at December 31, 2004 of $76.9 million. The increase resulted from growth of the liability side of the balance sheet, primarily in deposit balances. Excess deposit growth that exceeded loan growth was invested in marketable investment securities. The carrying value of available for sale securities includes net unrealized losses of $1.7 million at December 31, 2005 (reflected as unrealized depreciation of $1.0 million

in shareholders' equity after deferred taxes) as compared to no unrealized gain or loss at December 31, 2004.

Deposits. Deposits are the major source of funds for our lending and investment activities. Total deposits at December 31, 2005 were $281.8 million, an increase of $44.5 million or 18.8% over total deposits of $237.3 million at December 31, 2004. The growth was strong in all deposit account categories with demand (checking) accounts growing $9.9 million or 14.1%, savings accounts growing $11.5 million or 13.5%, and time (certificates of deposit and individual retirement accounts) accounts growing $23.1 million or 28.3%. Growth in all deposit categories was primarily the result of our continued efforts to expand our customer base and our strategy of offering competitive interest rates on deposit products.

Borrowings. Total borrowings at December 31, 2005 were $15.7 million, a decrease of $1.8 million or 10.3% over total borrowings at December 31, 2004 of $17.5 million. Growth in deposits provided us with the opportunity to repay higher cost secondary funding sources. As of December 31, 2005 we had two advances from the Federal Home Loan Bank of New York totaling $2.0 million, with interest rates ranging from a low of 4.26% to a high of 4.76%. In 2005, we maintained two trust preferred securities totaling $6.0 million, with interest rates ranging from a low of 7.03% to a high of 7.28%.

Shareholders' Equity. As of December 31, 2005, total shareholders' equity was $21.0 million, an increase of $3.0 million or 16.7% from shareholders' equity measured on December 31, 2004. Equity grew as a result of earnings of $2.3 million, sale of common stock through warrant conversions of $2.3 million and proceeds from the sales of treasury stock of $41,000, less equity reductions from distributions of dividends to common shareholders of $733,000 and reduction in accumulated other comprehensive income of $1.0 million. Accumulated other comprehensive income decreased as a result of changes in the net unrealized loss on investment securities available for sale due to the sale of securities and fluctuations in interest rates. Because of interest rate volatility, accumulated other comprehensive income could materially fluctuate for each interim period and year end period depending on economic and interest rate conditions.

Comparison of Results of Operation for the Year Ended December 31, 2004 to Year Ended December 31, 2003

Total net after tax income for 2004 was $1.9 million, an increase of $262,000 or 16.0% from $1.6 million for 2003. The increase in total net income was the result of increases in net interest income of $1.9 million, increases in non-interest income of $286,000, and offset by increases in non-interest expense of $1.6 million and increases in the provision for loan losses (expense) of $254,000 and increased income tax expense of $44,000. Diluted earnings per share increased to $2.50 in 2004, a 7.3% increase from $2.33 in 2003.

Net interest income was $9.2 million in 2004. This was an increase of $1.9 million or 26.3% from 2003's $7.3 million as the growth of the bank was primarily in interest earning assets that earned a favorable interest spread compared to interest bearing liabilities.

The net interest spread for 2004 was 3.71% compared to 3.56% for 2003. The net interest margin for 2004 was 3.95%, compared to 3.80% for 2003. The increases were primarily the result of growth in our loan portfolio, which is our highest yielding asset type.

Total interest income increased $2.2 million or 22.6% to $12.2 million for 2004, compared to 2003's amount of $9.9 million. The rise in interest income was primarily related to the increased volume of commercial and agricultural loans, rather than an increase in the overall level of interest rates. Our average loans increased $48.9 million, or 45.6% over 2003. Our loan portfolio carries a higher return that our investment securities as a percentage of average total interest. We funded $31.2 million of the increase in average earning assets with average interest bearing deposits. The remaining growth in average earning assets was funded with non-interest bearing deposits and borrowings.

Total interest expense increased by $334,000 or 12.5% to $3.0 million for 2004 compared to 2003's total of approximately $2.7 million. This increase was the result of the growth in interest bearing liabilities. The increase in interest expense was partially offset by a decline in our cost of funds. Our cost of funds declined to 1.52% for 2004 from 1.63% for 2003.

In 2004, we had a provision for loan loss of $855,500. This compares to $602,000 for 2003. We made the allocation to increase our allowance for loan losses as a result of our periodic review of our loan credit quality, periodic review of the general economic environment, a review of credit losses experienced on our loan portfolio, and growth of our loan portfolio.

Non-interest income consists primarily of various fees charged for services rendered to customers, gains on sales and servicing of residential mortgage loans, and gains on sales of investment securities. Non-interest income increased $286,000, or 13.8%, to nearly $2.4 million for 2004 compared to $2.1 million for 2003. In 2004, income from service charges and fees measured $1.6 million, an increase of $305,000, or 22.9%, from 2003's amount of $1,335,000. The increase was primarily the result of fees earned on servicing our expanding depositor customer base and fees earned from originating and servicing our increased loan portfolio. Also during 2004, we sold investment securities to fund loan growth and realize gains prior to the securities being called by issuers. As a result of the sales, we realized gains on available-for-sale securities of $275,000, which was an increase of $21,000, or 8.1%, from 2003's realized gains of $254,000. Other income decreased approximately $41,000 to $438,000 in 2004 compared to $478,000 in 2003. The decrease was attributed to a reduction in the amount of gains realized from the sale of residential mortgage loans.

Non-interest expense increased $1.6 million or 24.8% to $8.2 million for 2004, as compared to $6.6 million for 2003. The largest non-interest expense was for salaries and benefits, which increased $920,000 or 27.4% due to the addition of administrative, lending and branch personnel, as well as, increased expenses related to insurance and pension premiums paid by the Bank on behalf of its employees. Occupancy expenses increased $97,000 or 7.4% primarily the result of our organizational expansion efforts. Other expenses increased $623,000 or 32.3% which was the result of an increase in expenses related to external loan review, contracted internal audit services, and advertising and promotional expenses that we believed helped to improve our market reach and penetration.

Income tax expense for 2004 was $540,000 (22.2% of pre-tax net income) compared to $496,000 (23.3% of pre-tax net income) for 2003. The decrease in the percentage of taxes compared to pre-tax net income was the result of an increase in amounts of tax exempt interest income.

Financial Condition for the Years Ended December 31, 2004 and 2003

Total Assets. Total assets on December 31, 2004 were $275.5 million, an increase of $62.7 million or 29.5% from $212.8 million recorded on December 31, 2003. The increase in assets was funded by core deposit growth, advances from our subsidiary Lyons Capital Statutory Trust II in connection with its issuance of trust preferred securities, and proceeds from our $2.4 million offering of common stock and warrants.

Loans. Gross loans totaled $175.8 million at December 31, 2004, an increase of $48.2 million or 37.8% from December 31, 2003's recorded amount of $127.6 million. This growth was primarily from large increases in our commercial real estate and commercial loans, which include agricultural mortgages and loans. Commercial and agricultural loans increased $26.3 million, or 68.2%, during 2004 to $64.9 million. Commercial real estate loans, including agricultural mortgages, increased $17.6 million, or 50.4% during 2004 to $52.5 million. During 2004 we expanded into new markets and focused our efforts to maintain existing and develop new customer relationships within our existing markets, focusing on the commercial and agricultural areas. Residential real estate loans grew $4.0 million or 11.0% due to marketing and cross-selling efforts for this loan product. Customer loans grew only slightly by $200,000 from $18.1 million to $18.3 million, which we believe was due to additional competition in the marketplace from dealer and manufacturer based credit programs.

Loan Quality. Average delinquent loans for 2004 were 1.03%. This is a decrease from an average of 1.21% in 2003. Net charge-offs for the year 2004 were $104,000 or .07% of average loans outstanding. This compares to net charge-offs of $168,000 or .16% of average loans for 2003. The decreases were the result of the rate of average loan growth for the year and what we believe to be our prudent management of problem loans. The allowance for loan loss was funded at a level of $2.4 million or 1.37% of year-end loans at December 31, 2004. This compares to a funding level of $1.6 million or 1.30% of year-end loans at December 31, 2003. Non-performing loans totaled $556,000 or 0.32% of total loans outstanding at December 31, 2004. This compared to a level of $389,000 or 0.30% of loans outstanding at December 31, 2003.

Investments. Total investment securities were $76.9 million on December 31, 2004, an increase of $7.2 million or 10.4% from $69.6 million recorded on December 31, 2003. The increase resulted from the growth in deposits, which out-paced the growth in the loan portfolio. The carrying value of available-for-sale securities approximated the fair value at December 31, 2004 (reflected as unrealized depreciation of less than $100 in shareholders' equity after deferred taxes) as compared to net unrealized appreciation of $965,000 ($598,870 net of taxes) at December 31, 2003.

Deposits. Total deposits at December 31, 2004 were $237.3 million, an increase of $63.1 million or 36.2% from total deposits of $174.2 million at December 31, 2003. Demand (checking) accounts grew $21.7 million or 44.4%, savings accounts grew $18.3 million or 27.4%, time accounts grew $23.1 million or 39.5%. We believe that our expanded advertising efforts along with expansion into new markets helped contribute to our deposit growth in 2004.

Borrowings. Total borrowings at December 31, 2004 were $17.5 million, a decrease of $4.2 million or 19.3% from total borrowings at December 31, 2003 of $21.7 million. As our deposits grew in 2004 we did not renew maturing advances from the Federal Home Loan Bank of New York of $7.6 million. Our remaining Federal Home Loan Bank advances at December 31, 2004 were $5.0 million, with interest rates ranging from a low of 2.07% to a high of 4.76%. This decrease was partially offset by additional borrowings of $5.0 million in the form of the trust preferred securities issued by our Lyons Capital Statutory Trust II subsidiary. Our outstanding advances from subsidiaries at December 31, 2004 were $6.0 million, with interest rates ranging from a low of 5.00% to a high of 5.30%.

Shareholders' Equity. As of December 31, 2004, total shareholders' equity was $18.0 million, an increase of $3.2 million or 21.7% from shareholders' equity measured on December 31, 2003. Shareholders' equity grew as a result of earnings growth of $1.9 million, and proceeds from the sale of $2.4 million in common stock, less equity reductions from distributions of cash dividends to common shareholders of $569,000 and reduction in accumulated other comprehensive income of $578,000.

Liquidity

Lyons Bancorp, as parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp's main sources of liquidity, as a holding company, are dividends from the Bank, investment income and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations, including the restrictions placed on it under its Formal Agreement with the OCC. See -- OCC Formal Agreement." During 2006, we expect that we can meet our holding company liquidity needs from the reserves we hold.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flow from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and non-interest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers,

which over the past several years have become more geographically diverse as a result of the expansion of the Bank's businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, mutual funds, securities dealers and others. Core deposits financed 76.3% of the Bank's earning assets at December 31, 2005 compared with 67.0% and 88.3% at December 31, 2004 and 2003, respectively. See "Business -- Average Balances and Interest Rates;" and "—Deposits."

The Bank's retail "core" deposit base has been historically loyal. Approximately 90% to 95% of all retail time deposit accounts renew with the bank upon their maturity. Moreover, concurrent with the Bank's growth strategies, similar new retail markets have been entered into in each of the last six years expanding the Bank's customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased and securities sold under agreement to repurchase, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2005 and December 31, 2004, the Bank had $57.6 million and $23.2 million, respectively, of availability from Federal Home Loan Bank of New York, subject to collateral availability. As of December 31, 2005 and December 31, 2004, the Bank had $16.3 million and $16.9 million, respectively, of collateral for such purposes and $2.0 million and $5.0 million, respectively, of funds advanced from Federal Home Loan Bank of New York. See "Business – Sources of Funds – Borrowings." These borrowings are secured by residential mortgage loans.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York. The amount of these borrowings is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility at either December 31, 2005 or at December 31, 2004. Informal sources of funding are available to the bank through arrangements for unsecured short-term borrowings from other banks. There were no short-term borrowings outstanding at either December 31, 2005 or December 31, 2004. In general, these borrowings are unsecured and matured within two business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank's ability to obtain funding from these sources could be negatively impacted.

The Bank has executed agreements with three brokerage firms to originate brokered certificates of deposit on its behalf. The Bank has established a policy that limits the amount of brokered certificates of deposit that can be obtained. As of December 31, 2005 and December 31, 2004, the Bank had $29.7 million and $25.5 million, respectively, in ability to originate brokered certificates of deposit. As of December 31, 2005 and December 31, 2004, the Bank held $7.2 million and $13.0 million, respectively, of brokered certificates of deposit.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See "Business -

Investments" for a maturity distribution of the Bank's investment securities portfolio. We also engage in various capital management strategies such as our 2004 stock offering, 2003 and 2004 trust preferred issuances and the offering under the Plan being made by this Offering Circular to assist us in meeting our liquidity needs.

The impact of additional capital from the stock offering under the Plan will help improve our liquidity. Additionally, in the future the Bank will likely continue its leveraging strategy and increase borrowings and provide funding for the purchase of investment securities with a favorable interest rate spread.

Management closely monitors the bank's liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2005, the ratio of loans-to-deposits was 70.2%, compared to 74.1% at December 31, 2004.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. See Note O of the Lyons Bancorp "Notes to Consolidated Financial Statements."

The Bank's contingent liabilities and commitments are as follows:

Total Payments Due by Period
at December 31, 2005:
(Dollars in thousands)

	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Consumer Lines of Credit	1,306	---	---	14,429
Commercial Lines of Credit	27,698	---	---	928
Other Commitments to Make Loans	22,981	---	---	---
Standby Letters of Credit	3,500	2,159	---	---
Total	55,485	2,159	---	15,357

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank's retained earnings and our capital raising transactions. During the last three years our shareholders' equity has increased to $21.0 million as of December 31, 2005, from $14.0 million at December 31, 2002. This included an increase in our retained earnings of $3.9 million during this period and $4.9 million of additional paid-in-capital.

The additional paid-in-capital is attributable to our 2004 stock and warrant offering in which we raised $2.4 million. The warrants entitled the holders to buy more stock approximately eighteen months after the offering originally closed. We chose this timing so that the additional capital received when the warrants were exercised would match our expected growth in loans and deposits. Following the offering and continuing through the expiration date of the warrants we raised another $2.5 million through stock issuances associated with the warrants.

In 2003 we raised $1.0 million and in August 2004 raised another $5.0 million, by the issuance of subordinated debentures in connection with two trust preferred transactions. We chose this type of transaction because we could record this transaction as debt for GAAP and tax purposes, but it is treated as "Tier 1" bank regulatory capital.

The capital we have raised in the past together with the Bank's retained earnings has supported our past growth and expansion. We have used the proceeds of our capital raising transactions to both add capital to the Bank when it was needed and pay dividends to our shareholders. The latter action conserved capital at the Bank. Our approach to capital management is to retain excess capital at Lyons Bancorp while providing capital to the Bank sufficient to maintain the mandated capital levels it agreed to under its Formal Agreement with the OCC. "See Supervision and Regulation – Capital Adequacy."

Under the terms of the Bank's Formal Agreement with the OCC, the Bank is required to maintain higher than required capital ratios of:

- Tier 1 leverage capital equal to at least 8% percent of average weighted assets;
- Tier 1 risk-based capital equal to at least 10% of adjusted total assets; and
- Total risk-based capital of 12% of risk-weighted assets

The proceeds of the current offering are part of management's capital planning policy to ensure compliance with regulations and to permit future expansion. To the extent that the Plan is accepted by shareholders, the infusion of this new capital is expected to increase our capital resources and to have an impact on the consolidated capital position of Lyons Bancorp and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions, and other risks inherent in the loan portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. The Bank's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral. The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp or its shareholders.

Bank Holding Company Regulation

General

Lyons Bancorp is a bank holding company under the Bank Holding Company Act of 1956 (the "BHCA") and the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). As such, we are regulated by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As a bank holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Acquisition of Banks

The BHCA requires prior approval of the Federal Reserve Board where a bank holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank's voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Permitted Activities

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become "financial holding companies."

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal

Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Until December 31, 2005, we were registered with the Federal Reserve Board as a financial holding company. As of January 1, 2006, we de-elected our financial holding company status. We made this decision in connection with the Bank's decision to enter into the Formal Agreement with the OCC.

Financial holding companies and their subsidiaries are permitted to acquire or engage in previously impermissible activities for bank holding companies such as insurance underwriting, securities underwriting and distribution, travel agency activities, broad insurance agency activities, merchant bank and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. We were not engaged in any of these activities which required us to be a financial holding company.

Source of Financial Strength

The Federal Reserve Board policy requires that a bank holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board's policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A bank holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a bank holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions," which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on

terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

OCC Supervision

The Bank is a national bank and as such is supervised and regularly examined by the OCC. The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. Except for the Formal Agreement with the OCC, there are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank's deposits are insured primarily by the Federal Deposit Insurance Corporation's ("FDIC") Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be special additional assessments. Management does not expect such assessments to materially affect our results of operations.

FDIA/FIRA

Under the Federal Deposit Insurance Act ("FDIA"), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 ("FIRA") sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. Federal Reserve Board monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under New York Business Corporate Law, Lyons Bancorp may pay dividends only if it is not insolvent and the payment would not render it insolvent. "Insolvent" means unable to pay debts as they become due in the usual course of business. Under the New York Business Corporate Law, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its stated capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. During 2004 and 2005, the Bank did not pay Lyons Bancorp dividends. At December 31, 2005, the Bank had $6.5 million in retained earnings legally available for the payment of dividends without regulatory approval.

In November 2005, the Bank entered into a Formal Agreement with the OCC which sets forth a series of actions necessary for it to correct identified weaknesses. These include restrictions on the Bank's ability to pay dividends. The Bank is permitted to pay a dividend only when it is in compliance with its approved capital program; when it does not exceed its legal limitation on the amount of dividends that may be paid; and, when it is prudent depending on the capital needs of the bank. If the Bank fails to abide by these restrictions, we would be restricted in our ability to pay dividends

In addition, the Federal Reserve Board and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe or an unsound practice. The Federal Reserve

Board has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

The Federal Reserve Board has published risk-based guidelines for bank holding companies. The guidelines define the components of capital, categorize assets into different risk classes and include certain off-balance sheet items in the calculation of risk-weighted assets. The minimum ratio of qualified total capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.00%. At least half of the qualified total capital must be comprised of Tier 1 capital, which includes common equity, retained earnings and a limited amount of permanent preferred stock, less goodwill. The remainder may consist of Tier 2 capital, which consists of a limited amount of subordinated debt, other preferred stock, certain other instruments and a limited amount of loan and lease loss reserve. The sum of Tier 1 capital and Tier 2 capital is the "total risk-based capital."

In addition, the Federal Reserve Board has established a minimum leverage ratio of Tier 1 capital to average quarterly assets less goodwill ("Leverage Ratio") of 3.00% for bank holding companies that meet certain specific criteria, including that they have the highest regulatory rating. All other bank holding companies are required to maintain a Leverage Ratio of 3.00% plus an additional cushion of at least 1.0% to 2.0%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 capital and Tier 2 capital;
- the Tier 1 capital ratio; and

- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a total capital ratio of 10% or greater, a Tier 1 capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;

- "adequately capitalized" if it has a total capital ratio of 8% or greater, a Tier 1 capital ratio of 4% or greater and a Leverage Ratio of 4% or greater - or 3% in certain circumstances - and is not well capitalized;

- "undercapitalized" if it has a total capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% - or 3% in certain circumstances;

- "significantly undercapitalized" if it has a total capital ratio of less than 6%, a Tier 1 capital ratio of less than 3%, or a Leverage Ratio of less than 3%; or

- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp under the Federal Reserve Board risk-based guidelines. As of December 31, 2005, all of the capital ratios of Lyons Bancorp and the Bank exceeded the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio for Lyons Bancorp, compared to regulatory requirements each at December 31, 2005 and for the Bank, compared to the additional requirements under the Formal Agreement with the OCC:

Capital Ratio	**Regulatory Minimum**	**Lyons Bancorp**		**Formal Agreement Minimum**	**Bank**	
		Amount	**Percentage**	**Percentage**	**Amount**	**Percentage**
Total risk based:	8.00%					
Actual		$30,720,000	13.74%	12.00%	$28,963,000	12.94%
Minimum required		22,360,000	10.00%		22,375,500	10.00%
Tier 1 risk-based:	4.00%					
Actual		$27,427,000	12.27%	10.00%	$26,162,000	11.69%
Minimum required		13,416,000	6.00%		13,425,300	6.00%
Leverage ratio:	4.00%					
Actual		$27,427,000	8.49%	8.00%	$26,162,000	8.10%
Minimum required(1)		16,154,400	5.00%		16,146,350	5.00%

---

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

The Community Reinvestment Act of 1977 requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, which the OCC make available to the public an evaluation of each bank's record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance" and a statement describing the basis for the rating. In its last examination issued on June 30, 2003, the OCC assigned a rating of "satisfactory" to the Bank.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution's capacity and constraints; (c) the institution's product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Bank holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in bank holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act ("FIRREA") gives federal banking agencies broader and more stringent enforcement authorities reaching a wider

range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an "institution-affiliated party" subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized."

Under the regulations, a "well capitalized" institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an "adequately capitalized" institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as "well capitalized." An "undercapitalized" institution fails to meet any one of the three minimum capital requirements. A "significantly undercapitalized" institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A "critically undercapitalized" institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a "well capitalized," "adequately capitalized" or

"undercapitalized" institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as "well capitalized."

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit "acceptable" capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution's holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by Lyons Bancorp are subject to state usury laws and certain federal laws concerning interest rates. Lyons Bancorp's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and

- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 ("IMLAFATA"). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp and the Bank., to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp is also barred from dealing with foreign "shell" banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp has in place a Bank Secrecy Act compliance program.

Future Legislation and Regulatory Initiatives

In recent years, significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress and certain of these proposals, such as the Financial Services Modernization Legislation, have been enacted into law. For example, on July 23, 2002, the U.S. Treasury Department proposed regulations requiring

institutions to incorporate a customer identification program into their written money laundering plans that would implement reasonable procedures for:

- verifying the identity of any person seeking to open an account, to the extent reasonable and practicable;
- maintaining records of the information used to verify the person's identity; and
- determining whether the person appears on any list of known or suspected terrorists or terrorist organizations.

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including Lyons Bancorp and the Bank.

TAXATION

In general, you will have the same federal income tax obligations with respect to dividends credited to your account under the Plan as other holders of shares of Lyons Bancorp common stock who elect to receive cash dividends directly. You are treated for income tax purposes as having received, on the dividend payment date, a dividend in an amount equal to the fair market value of the Lyons Bancorp common stock credited to your account under the Plan, even though that amount was not actually received by you in cash but, instead, was applied to the purchase of additional shares for your account.

The basis of each share credited to your account pursuant to the dividend reinvestment aspect of the Plan is the fair market value of our common stock when purchased, and the holding period for such shares begins on the day after that date the shares are acquired for a participant's account. We intend to make every reasonable effort to determine the fair market value on the dividend payment date and use that value to determine the number of shares purchased with your cash dividend, however, because there is not an active trading market for our common stock, our valuation may be only an approximation of the fair market value.

Generally, when you receive certificates representing whole shares previously credited to your account under the Plan upon withdrawal from the Plan or pursuant to your request, it will not result in the recognition of taxable income. You may recognize a gain or loss when fractional shares are sold on your behalf upon withdrawal from the Plan or if you sell your shares issued to you from the Plan.

You should consult your own tax adviser regarding the particular tax consequences, including state tax consequences, which may result from participation in the Plan and any subsequent disposal of shares acquired pursuant to the Plan.

MANAGEMENT

Directors

Our Board of Directors currently consists of 10 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually.

Each of our directors is also a director of the Bank. The following table sets forth certain information with respect to our directors:

Name & Age	Term Expires	Director Since
David J. Breen, Jr. Age 48	2006	1999
James E. Santelli Age 57	2006	1988
Robert A. Schick Age 56	2006	1998
John J. Werner, Jr. Age 66	2006	1979
James A. Homburger Age 61	2007	1995
Theodore J. Marshall Age 64	2007	1995
Clair J. Britt, Jr. Age 43	2007	2001
Andrew F. Fredericksen Age 50	2007	2003
Thomas L. Kime Age 52	2008	2004
Dale H. Hemminger Age 47	2008	2005

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name and Age	Position with Lyons Bancorp	Position with the Bank
Robert A. Schick Age 56	President	President and Chief Executive Officer
Clair J. Britt, Jr. Age 43	n/a	Executive Vice President and Senior Lending Officer
Thomas L. Kime Age 52	n/a	Executive Vice President and Chief Operating Officer
Kenneth M. Burt Age 36	Treasurer	Senior Vice-President and Chief Financial Officer
Anthony J. Cataldi Age 34	n/a	Senior Vice President - Operations

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and CEO). Mr. Schick has been a Director and President of Lyons Bancorp since January 1998 and President and Chief Executive Officer of the Bank since January 1998. Mr. Schick also serves as Executive Vice President of LNB Life Agency, Inc. and Lyons Realty Associates Corp. Mr. Schick was hired by the Bank in September 1994 and served as Vice President and Chief Financial Officer until he assumed the position of President and Chief Executive Officer in January 1998.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Senior Lending Officer since April 1998. He is also President of Lyons Realty Associates Corp. Prior to April 1998, Mr. Britt was employed as Senior Vice President of the National Bank of Geneva.

Thomas L. Kime (Director; Executive Vice President and Chief Operating Officer). Mr. Kime has been employed by the Bank since 2004 and a Director of Lyons Bancorp since 2004. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003. From 1976 until June 1989 Mr. Kime was employed by The National Bank of Geneva in various capacities. While serving as President of The National Bank of Geneva, Mr. Kime also served as a director and Senior vice President of Financial Institutions, Inc., the holding company for The National Bank of Geneva and several other banks, including The Bath National Bank. Mr. Kime also served as Chairman of the Board of The Bath National Bank.

Kenneth M. Burt (Treasurer; Senior Vice-President and Chief Financial Officer). Mr. Burt was elected Treasurer of Lyons Bancorp in January 2004. Mr. Burt has served as Chief Financial Officer of the Lyons National Bank since 2001. Prior to that position he was Assistant Vice-President and Auditor for the Lyons National Bank since 1998. Mr. Burt became Treasurer

of Lyons Realty Associates Corp. upon its formation in 2001. Mr. Burt became Treasurer of LNB Life Agency, Inc. upon its formation in 2003.

Anthony J. Cataldi (N/A; Senior Vice President & Chief Technology Officer). Mr. Cataldi has been the Bank's Senior Vice President & Chief Technology Officer since January, 2004. He also has served as President of LNB Life Agency, Inc. since 2002. Prior to working with the Bank, Mr. Cataldi served as Manager of Business Analysis for Baker & Taylor, Inc., from 2001 to 2002, and as financial analyst for Accenture in 2001. Mr. Cataldi was the Chief Financial Officer for the Bank from 1999 to 2000.

David J. Breen, Jr. (Director). Mr. Breen has been General Manager of Herremas Food Market, Inc., since 2005. Prior to that time, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Andrew F. Fredericksen (Director). Mr. Fredericksen has been a certified public accountant, principal and Senior Partner in the accounting firm of Fredericksen & Sirianni, LLP since 1983, which has offices in Rochester, New York and Geneva, New York.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprises vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger has for more than five years been a real estate broker, the owner of Performance Properties, and a partner in Silver Hills Associates, located in Newark, New York.

Theodore J. Marshall (Director). Mr. Marshall is President and Chief Executive Officer of Marshall Family Associates, LLC, a New York limited liability company organized in 1994, an owner of commercial real estate in Central New York, Marshall Brothers, Inc., a New York corporation formed in 1984, which owns and operates a chain of "Pit Stop" convenience stores throughout Central New York, Patriot Tank Lines, Inc., an independent petroleum transportation company, and E. & V. Energy, Inc., a petroleum distributing concern, all of which are headquartered in Weedsport, New York.

James E. Santelli (Director). Mr. Santelli is retired and formerly the co-owner of Santelli Lumber Company with stores in Lyons and Palmyra, New York from 1975 to 2000. He currently serves as a consultant to the Santelli Lumber Company.

John J. Werner, Jr. (Director). Until his retirement in 1997, Mr. Werner was President and Chief Executive Officer of The Lyons National Bank and President of Lyons Bancorp.

Director Compensation

Directors, other than those employed by the Lyons Bancorp or any of its subsidiaries in other capacities, receive a fee of $750 for each Board meeting and $175 for each committee meeting. Directors who are also officers of Lyons Bancorp or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting.

Executive Compensation

The following table sets forth the total compensation for services in all capacities paid by us and the Bank to our Chief Executive Officer and the Bank's Senior Loan Officer and Chief Operating Officer. Other than Messrs. Schick, Britt and Kime no other executive officers' individual annual salary and bonus exceeded $100,000 in 2005.

Name and Principal Position	Year	Annual Compensation		Other Annual Compensation	Long Term Compensation Restricted Stock Award(s)[2]	All Other Compensation
		Salary	Bonus			
Robert A. Schick, President and CEO	2005	$171,250[1]	$16,406	$3,103[2]	$ 0	$6,846[3]
	2004	160,000[1]	31,250	5,233[2]	0	6,125[3]
	2003	139,616[1]	20,000	4,095[2]	4,500	5,885[3]
Clair J. Britt, Jr. Executive Vice President and Senior Lending Officer	2005	126,500[4]	14,375	743[2]	0	5,378[5]
	2004	120,000[4]	27,500	1155[2]	0	5,340[5]
	2003	104,766	19,780	0	4,500	4,923[5]
Thomas L. Kime, Executive Vice President & Chief Operating Officer	2005	121,000[6]	15,000	692[2]	0	4,883[7]
	2004	100,000	25,000	0	0	1,904[7]
	2003	--	--	--	--	--

(1) Includes compensation of $40,000, $35,000 and $30,000 in 2005, 2004 and 2003, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Schick under his employment agreement, until such time that Mr. Schick retires or leaves the employment of the Company.

(2) Represents the dollar value of the difference between the price paid for common stock purchased from Lyons Bancorp under a deferred compensation arrangement under his employment agreement, and the fair market value of the common stock at the date of purchase based on the last bid price for the stock reported for such date.

(3) Includes 401(k) contributions by Lyons Bancorp for Mr. Schick in the amounts of $5,863, $5,210 and $4,898 in 2005, 2004 and 2003, respectively. Also includes premiums in the amounts of $983, $915 and $987.50 in 2005, 2004 and 2003, respectively, paid with respect to insurance on the life of Mr. Schick with a third party other than the Company as beneficiary.

(4) Includes compensation of $11,500 and $10,000 in 2005 and 2004, respectively, for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Britt under his employment agreement, until such time that Mr. Britt retires or leaves employment of the Company.

(5) Includes 401(k) contributions by Lyons Bancorp for Mr. Britt in the amounts of $5,143, $4,924 and $4,693 in 2005, 2004 and 2003, respectively. Also, includes premiums paid on life insurance policies in the amounts of $235, $220 and 230 in 2005, 2004 and 2003, respectively, paid with respect to insurance on the life of Mr. Britt with a third party other than the Company as beneficiary.

(6) Includes compensation of $11,000 in 2005 for which payment was deferred pursuant to a non-qualified deferred compensation arrangement with Mr. Kime. Mr. Kime was appointed as an Executive Vice President of the Bank in March 2004.

(7) Represents 401(k) contributions for Mr. Kime.

Retirement Contributions

Supplemental Retirement Benefit Plan

The Bank sponsors a director's Supplemental Retirement Defined Benefit Plan for directors. The Plan allows directors to select the type of benefit he wishes to receive, either retirement benefit or a long-term care benefit. The Plan is intended to be an unfunded non-

qualified benefit plan under ERISA. We have provided for payment of the defined benefit with the purchase of annuities. The Plan also permits directors to defer payment of their directors' fees.

Executive Supplemental Retirement Plan

The Bank sponsors an Executive Supplemental Retirement Plan for certain of our executive officers. The Plan provides retirement benefits to supplement the benefits provided to executives under the Bank's Pension Plan and 401(k) Plan. The Plan also provides split dollar life insurance benefits with a portion to be paid to the executive's designated beneficiary and another portion to be paid to the Bank, and disability and long-term care benefits to the executives. The Plan is intended to be an unfunded, non-qualified benefit plan under ERISA. We have provided for the payment of the benefits under the Plan with the purchase of annuities.

Board Compensation Committee Report on Executive Compensation

The Compensation Committee makes recommendations to the Board regarding the compensation level for all the Bank's officers. The committee reviews national salary surveys compiled by independent sources of the banking industry for similar banks based on asset size and geographic area. This information is used together with other factors including experience, internal salary structure and performance in determining compensation levels. The Committee reviews the compensation levels of all officers on an annual basis.

Employment Agreements with Certain Executive Officers

Robert A. Schick. On February 24, 2004, we entered into an employment agreement with Mr. Schick on the following terms. The agreement provides a term of seven years and four months, expiring May 31, 2011. Effective June 1, 2009, the agreement contemplates that Mr. Schick would retire as President and Chief Executive Officer of Lyons Bancorp and the Bank, and become Chairman of Lyons Bancorp. Mr. Schick's base salary for 2006 under the agreement is $137,813. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 5% as a cost of living adjustment. Mr. Schick is also eligible to receive an annual bonus in the discretion of the Board. Mr. Schick is entitled to deferred compensation in the amount of $45,000 in 2006 and increased in each subsequent year by $5,000 as a cost of living adjustment. The entire amount of the deferred compensation will be credited to stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. The benefits would vest upon his death, termination of employment, retirement, termination of the employment agreement or a "Change in Control" as defined in the employment agreement.

If Mr. Schick's employment is terminated under his employment agreement prior to January 1, 2010 by us without cause or by Mr. Schick for good reason, then he is entitled to a payment of 1.9 times the sum of his then current annual base salary plus deferred compensation. If Mr. Schick's employment is terminated under his employment agreement after December 31, 2009 but prior to his retirement by us without cause or by Mr. Schick for good reason, then he is

entitled to his salary, deferred compensation and all other benefits under the employment agreement through May 31, 2011.

Clair J. Britt, Jr. On February 19, 2004, we entered into an employment agreement with Mr. Britt on the following terms. Mr. Britt's base salary for 2006 under the agreement is $120,000. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 4% as a cost of living adjustment. Mr. Britt is also eligible to receive an annual bonus in the discretion of the Board. Mr. Britt is also entitled to deferred compensation in the amount of $12,000 in 2006 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the employment agreement, or a "Change in Control" as defined in the employment agreement.

Kenneth M. Burt. On February 24, 2004, we entered into an employment agreement with Mr. Burt on the following terms. The agreement provides for a three-year term which will automatically be renewed for up to two (2) additional three-year terms unless we give notice to Mr. Burt of our intention not renew such agreement at least six (6) months and not more than nine (9) months prior to the expiration of the then applicable term. Mr. Burt's base salary for 2006 under the agreement is $85,000. The employment agreement provides that such base salary will be increased annually during the term of the agreement by at least 3% as a cost of living adjustment. It provides for an annual bonus at the discretion of the Board. Mr. Burt would also be entitled to deferred compensation in the amount of $8,500 in 2006 and annual increases as determined by the Board. The deferred compensation amount is to be credited to the stock of Lyons Bancorp purchased at the price as last reported in the market in which our stock trades as of December 31st of the prior year. This stock will vest on the earlier of his death, termination of employment, retirement, termination of the Agreement, or a "Change in Control" as defined in the employment agreement.

Change of Control Provision in Employment Agreements

Messrs. Britt's and Burt's employment agreements provide that any time after a change of control and Mr. Schick's employment agreement provides that within three years after a change of control, the applicable executive may terminate his employment and within 30 days of termination, receive a payment equal to the lesser of six times the executive's annual salary, or the maximum amount which would be permitted under Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax. Also, within 30 days of the executive's termination, all deferred compensation including full funding of any deferred compensation that would be owed to the executive upon completion of the calendar year in which the termination occurred will be paid to the executive. Finally, the executive shall be entitled to benefits continuation for a period of two years following termination. Under these agreements, a change of control shall be deemed to have occurred if any of the following occur:

- any person or group becomes the beneficial owner of 35% or more of either the then outstanding shares of our common stock or the combined voting power of

our then outstanding voting securities entitled to vote generally in the election of directors, or

- as a result of a tender offer, merger, business combination or contested election, the persons who were directors of the Lyons Bancorp cease to constitute a majority of the Board, or

- Lyons Bancorp or the Bank is merged with another entity in a transaction in which less than 65% of the voting securities of the resulting entity are held by our former shareholders, or

- we dissolve or transfer substantially all of our assets to another corporation.

Pension Plan

The Bank has a pension plan which conforms to the requirements of the Employee Retirement Income Security Act of 1974. All employees who are 21 years of age or older, become participants in the plan on the 1st of the month which coincides with or next follows the completion of one year of eligibility service. It provides for full vesting upon 5 years of participation, and contains provisions which permit early retirement within 10 years prior to the normal retirement date for participants with at least 10 years of credited service. The plan requires no contribution from participants, covers all eligible employees, provides for normal retirement at age 65, and is qualified under section 401(a) of the Internal Revenue Code. As of October 1, 2005, the date of the last Actuarial Valuation Report, there were 79 active participants, 12 participants and beneficiaries entitled to a deferred pension benefit, and 21 retirees and beneficiaries receiving pension benefits. A participant's normal retirement benefit is an annual pension benefit commencing on his normal retirement date in an amount equal to 1.75% of his average annual compensation, multiplied by creditable service up to 35 years, plus 1.25% of his average annual compensation, multiplied by creditable service in excess of 35 up to 5 years, minus .49% of his final average compensation multiplied by creditable service up to 35 years. Average annual compensation is the highest 5 consecutive calendar years in all years of creditable service. Final average compensation is the highest 3 consecutive calendar years in all years of creditable service. Mr. Schick has 11 years of credited service; Mr. Britt has 8 years of credited service; Mr. Kime has 1 year of credited service; Mr. Burt has 8 years of credited service and Mr. Cataldi has 11 years of credited service under the plan.

401(k) Savings Plan

The Bank amended its 401(k) savings plan effective January 1, 2002. Employees who have attained the age of 21 and have completed three months of creditable service are eligible to become participants in the plan. Participants in the plan are permitted to make elective deferrals of up to the maximum percentage of compensation and dollar amounts allowable by law each year. Currently, the Bank contributes a discretionary match of 75% of the participant's contribution, up to 6% of the participant's annual compensation. Participants are 100% vested in the Bank's discretionary match after 6 years of participation in the plan.

Effective May 24, 2005 the Bank again amended its 401(k) savings plan to include an automatic 3.00% employee contribution by all new employees hired immediately after the effective date. The affected new employees may change or eliminate this automatic contribution upon written notice to the Bank.

Certain Transactions with Directors and Officers

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectibility or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were non-performing as of December 31, 2005. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $4.7 million at December 31, 2005.

In September 2005, the Bank entered into a lease with the accounting firm in which director Andrew Fredericksen is a principal. The lease is for a five year term, and provides for rental payments of $3,314 per month. The lease provides for an option to renew for another five year term at the end of the initial term.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of February 10, 2006, certain information regarding the beneficial ownership of Common Stock by (1) each of our directors and named executive officers, (2) each person known by us to own beneficially more than 5% of the common stock, and (3) all of our directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert A. Schick (Director and President) The Lyons National Bank 35 William Street Lyons, New York 14489	14,199	1.65%
Clair J. Britt, Jr. (Director) The Lyons National Bank 35 William Street Lyons, New York 14489	3,240	0.38%

{673545:}

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Kenneth M. Burt (Treasurer) The Lyons National Bank 35 William Street Lyons, New York 14489	704	0.08%
David J. Breen, Jr. (Director) Herremas Food Market, Inc. 125 Pattonwood Drive Rochester, New York 14617	1,274	0.15%
Anthony J. Cataldi The Lyons National Bank 35 William Street Lyons, New York 14489	202	0.02%
Dale H. Hemminger (Director) PO Box 168 Seneca Castle, New York 14547	3,840	0.45%
James A. Homburger (Director) 305 East Avenue Newark, New York 14513	23,262(1)	2.71%
Thomas L. Kime (Director) The Lyons National Bank 35 Williams Street Lyons, New York 14489	2,523	0.29%
Theodore J. Marshall (Director) 2776 Marshall Street Weedsport, New York 13166	20,660(2)	2.41%
Philip L. & Mary Paliotti 40 Dickerson Street Lyons, New York 14489	58,177	6.78%
James E. Santelli (Director) 2096 Warncke Road Lyons, New York 14489	17,916	2.09%
John J. & Mary Werner, Jr. (Director) 9469 Bridger Lane North Rose, New York 14516	51,640	6.02%
Andrew F. Fredericksen (Director) 426 Washington Street Geneva, New York 14456	297	0.03%
Estate of William Gavitt P.O. Box 96 Lyons, New York 14489	70,280	8.19%

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
All Directors and Executive Officers as a Group	139,757	16.28%

(1) Includes 10,182 shares held by Margaret Homburger, over which Mr. Homburger disclaims beneficial ownership.

(2) Includes 12,000 shares held by the Marshall Family Associates, LLC, over which Mr. Marshall disclaims beneficial ownership.

(3) Includes 8,292 shares held by Helen Santelli, over which Mr. Santelli disclaims beneficial ownership.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group.

Name and Principal Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	
	Amount	Percent
Robert Schick	---	---
Clair J. Britt, Jr.	1	0.06%
Kenneth Burt[(1)]	1	0.06%
Directors and officers as a group	22	1.29%

(1) Kenneth Burt and his wife jointly own this share of stock.

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust I. Tioga State Bank owns all of the outstanding preferred trust securities of Lyons Capital Statutory Trust I. We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding preferred trust securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd.

DESCRIPTION OF SECURITIES

The following information concerning our common stock summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 2,000,000 shares of common stock having a par value of $0.50 per share. At January 31, 2006, we had issued and outstanding 858,481 of common stock and 9,653 shares reserved for future issuances under executive employment agreements.

The common stock of Lyons Bancorp, Inc. represent nonwithdrawable capital, are not accounts of an insurable type, are not insured by the FDIC and are not guaranteed by us or the Bank.

Common Stock

Each share of the common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our board of directors, subject to compliance with limitations which are imposed by law. See "Our Policy Regarding Dividends." The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors with or without cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank's common stock, have the right to receive, after payment or provision for

payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is the Bank.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the Business Corporation Law of New York ("BCL") authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN RESTRICTIONS ON ACQUISITION OF LYONS BANCORP, INC.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

- the merger of Lyons Bancorp or the Bank with a related person;
- the sale of Lyons Bancorp's stock or the Bank's stock to a related person;
- the sale or lease of a substantial part of Lyons Bancorp's or the Bank's assets to a related person;
- the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp or the Bank;
- the recapitalization or reclassification of Lyons Bancorp's stock that would have the effect of increasing the voting power of a related person; or
- the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

- The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person's highest purchase price;

- After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

- Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

- The social and economic effects of the transaction on us and the Bank and the Bank's employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

- The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

- The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office

and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds or our outstanding common stock to amend these sections of the Bylaws.

LEGAL OPINION

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

ADDITIONAL INFORMATION

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

LYONS BANCORP, INC.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

TFG CPAs
www.tfgcpa.com

115 Solar Street, Suite 100
Syracuse, New York 13204-5461

315 471-2777 tel
315 471-2128 fax

TFG
CPAs | *A wealth of financial resources*

AUDITORS' DISCLAIMER OF OPINION

To Lyons Bancorp, Inc.

We do not meet the independence requirements of the Securities and Exchange Commission under Regulations A and S - X, therefore, for the purposes of this offering circular we are not independent with respect to Lyons Bancorp, Inc. and the accompanying consolidated balance sheets as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended were not audited by us and, accordingly, we do not express an opinion on them.

TFG CPAs

Syracuse, New York
February 8, 2006

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004

	2005		2004
	(unaudited)		
ASSETS			
Cash and due from banks	$ 13,838,664		$ 7,878,492
Federal funds sold	415,945		3,929,680
Interest-bearing deposits in banks	100,000		100,000
Total cash and cash equivalents	14,354,609		11,908,172
Investment securities			
Available for sale	89,953,170		72,695,258
Held to maturity	2,970,553		4,185,062
Total investment securities	92,923,723		76,880,320
Loans	197,890,388		175,789,835
Less allowance for loan losses	(3,129,276)		(2,408,875)
Net loans	194,761,112		173,380,960
Land, premises and equipment, net	9,682,270		5,040,458
Accrued interest receivable and other assets	9,550,888		8,334,791
TOTAL ASSETS	$ 321,272,602		$ 275,544,701
LIABILITIES AND STOCKHOLDERS' EQUITY			
Deposits			
Noninterest-bearing	$ 48,395,351	#	$ 41,717,856
Interest-bearing	233,361,187		195,541,944
Total deposits	281,756,538		237,259,800
Securities sold under agreements to repurchase	7,655,187		6,474,178
Advances from Federal Home Loan Bank	2,000,000		5,000,000
Advances from subsidiaries	6,000,000		6,000,000
Accrued interest payable and other liabilities	2,865,697		2,761,204
TOTAL LIABILITIES	300,277,422		257,495,182
STOCKHOLDERS' EQUITY			
Common stock	433,832		399,816
Additional paid-in capital	7,881,089		5,514,523
Retained earnings	13,926,737		12,335,143
Accumulated other comprehensive income	(1,034,009)		(43)
	21,207,649		18,249,439
Less: Treasury stock, at cost	(212,469)		(199,920)
TOTAL STOCKHOLDERS' EQUITY	20,995,180		18,049,519
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 321,272,602		$ 275,544,701

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
INTEREST INCOME		
Loans	$ 13,001,971	$ 9,447,067
Investment securities:		
United States Treasury	121,030	146,389
United States Agencies	2,178,001	2,012,285
State and local governments	789,612	524,083
Other	61,062	19,525
Federal funds sold	178,578	29,205
TOTAL INTEREST INCOME	16,330,254	12,178,554
INTEREST EXPENSE	5,036,198	2,992,468
NET INTEREST INCOME	11,294,056	9,186,086
PROVISION FOR LOAN LOSSES	943,460	855,500
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	10,350,596	8,330,586
NONINTEREST INCOME		
Service charges and fees	2,044,481	1,640,060
Net realized gains from sales of available for sale securities	126,406	274,951
Other	528,857	437,560
TOTAL NONINTEREST INCOME	2,699,744	2,352,571
NONINTEREST EXPENSES:		
Salaries and wages	3,786,470	3,087,476
Pensions and benefits	1,426,816	1,190,060
Occupancy expense	1,644,391	1,413,237
Other	3,043,463	2,555,708
TOTAL NONINTEREST EXPENSES	9,901,140	8,246,481
INCOME BEFORE INCOME TAXES	3,149,200	2,436,676
INCOME TAX EXPENSE	825,100	540,100
NET INCOME	$ 2,324,100	$ 1,896,576
NET INCOME PER SHARE		
BASIC	$ 2.91	$ 2.51
DILUTED	$ 2.91	$ 2.50

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
BALANCES, JANUARY 1, 2004	$ 359,598	$ 3,106,994	$ 11,007,617	$ 578,870	$ (221,170)	$ 14,831,909
COMPREHENSIVE INCOME						
Net income for 2004			1,896,576			1,896,576
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(413,942)		(413,942)
Reclassification adjustment				(164,971)		(164,971)
TOTAL COMPREHENSIVE INCOME						1,317,663
Sale of common stock	40,218	2,369,279				2,409,497
Issuance of treasury stock to employees		38,250			21,250	59,500
Cash dividends declared-$.75 per share			(569,050)			(569,050)
BALANCES, DECEMBER 31, 2004	399,816	5,514,523	12,335,143	(43)	(199,920)	18,049,519
COMPREHENSIVE INCOME						
Net income for 2005			2,324,100			2,324,100
Other comprehensive income, net of tax:						
Change in unrealized net gain on securities available for sale				(958,122)		(958,122)
Reclassification adjustment				(75,844)		(75,844)
TOTAL COMPREHENSIVE INCOME						1,290,134
Sale of common stock	34,016	2,313,087				2,347,103
Purchase of treasury stock, net					(47,180)	(47,180)
Issuance of treasury stock to employees		53,479			34,631	88,110
Cash dividends declared-$.92 per share			(732,506)			(732,506)
BALANCES, DECEMBER 31, 2005	$ 433,832	$ 7,881,089	$ 13,926,737	$ (1,034,009)	$ (212,469)	$ 20,995,180

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,324,100	$ 1,896,576
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	943,460	855,500
Net realized gain from sales of available for sale securities	(126,406)	(274,951)
Deferred compensation expense	88,110	59,500
Premium amortization	395,512	374,826
Discount accretion	(58,036)	(102,992)
Depreciation	641,330	529,025
Deferred income tax benefit	(294,497)	(230,000)
Increase in accrued interest receivable and other assets	(773,898)	(1,067,406)
Increase in accrued interest payable and other liabilities	597,913	866,079
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,737,588	2,906,157
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of securities available for sale	(37,792,901)	(79,153,612)
Proceeds from sales of securities available for sale	12,136,520	69,205,791
Proceeds from maturities of securities available for sale	6,464,122	4,717,083
Purchases of held to maturity securities	(2,041,500)	(4,353,434)
Proceeds from maturities of securities held to maturity	3,256,010	1,381,679
Proceeds from sales of loans	21,886,071	24,058,057
Net increase in loans	(44,209,683)	(72,377,642)
Premises and equipment purchases, net	(5,283,142)	(2,739,734)
NET CASH USED BY INVESTING ACTIVITIES	(45,584,503)	(59,261,812)

The accompanying notes are an integral part of the consolidated financial statements.

LYONS BANCORP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS - (Continued)
Years Ended December 31, 2005 and 2004

	2005	2004
	(unaudited)	
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in demand and savings deposits	23,137,434	$ 39,929,323
Net increase in time deposits	21,359,304	23,124,760
Net increase (decrease) in securities sold under agreements to repurchase	1,181,009	(1,585,135)
Decrease in advances from Federal Home Loan Bank	(3,000,000)	(7,600,000)
Issuance of common stock	2,347,103	2,409,497
Purchase of treasury stock, net	(47,180)	-
Proceeds from advance from subsidiary	-	5,000,000
Dividends paid	(684,318)	(524,271)
NET CASH PROVIDED BY FINANCING ACTIVITIES	44,293,352	60,754,174
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,446,437	4,398,519
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	11,908,172	7,509,653
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 14,354,609	$ 11,908,172

	2005	2004
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 4,949,076	$ 2,787,902
Cash paid during the year for income taxes	$ 979,130	$ 926,364

The accompanying notes are an integral part of the consolidated financial statements.

{673545:1}

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in ten branches located in Wayne, Onondaga, Yates, and Ontario Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company also owns all of the voting common shares of Lyons Capital Statutory Trust I (Trust I) and Lyons Capital Statutory Trust II (Trust II). Trust I was formed during 2003 and Trust II was formed during 2004. Both Trust I and Trust II were formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank also owns all of the voting stock of Lyons Realty Associates Corp. (LRAC) and LNB Life Agency, Inc. (LNB Life). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheet. LNB Life provides non-insured financial services and products to the Bank's customers.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, LRAC and LNB Life. All significant intercompany accounts and transactions have been eliminated in consolidation.

The accounts of Trust I and Trust II are not included in the consolidated financial statements as required under the guidance contained in FASB Interpretation No. 46 (as revised in December 2003) "Consolidation of Variable Interest Entities."

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance for loan losses, and the valuation of deferred tax assets.

NOTE A - (Continued)

Investment Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Available for sale securities also include other equity securities whose sale may be restricted. Due to these restrictions, the securities are carried at cost.

Purchase premiums and discounts are recognized in interest income over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a reasonable period of time sufficient to allow for any anticipated recovery in fair value. There were no impairment losses during 2005 or 2004. Gains and losses on the sale of securities are determined using the specific identification method.

Loans

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans in Wayne, Ontario, Yates, and Onondaga Counties. The ability of the Bank's debtors to honor their contracts is primarily dependent upon the real estate and general economic conditions in those areas.

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Net loan origination costs were not significant in 2005 and 2004. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale

Generally loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through an agreement the Bank has with the Federal Home Loan Bank (FHLB). In addition, during 2005, the Bank entered into an agreement to sell loans to the Federal Home Loan Mortgage Corporation (Freddie Mac). Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheet at the lower of cost or estimated fair value, which is determined in the aggregate.

NOTE A - (Continued)

The Bank retains the servicing on loans sold and receives a fee based upon the principal balance outstanding. Servicing rights included in the December 31, 2004 consolidated balance sheets totaled $109,204 and $60,816, net of amortization as of December 31, 2005 and 2004, respectively.

Total loans serviced for others amounted to $59,920,255 and $44,275,832 at December 31, 2005 and 2004, respectively.

Loans held for sale totaled $404,500 and $476,000 at December 31, 2005 and 2004, respectively.

Allowance For Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred in the loan portfolio. The allowance for loan losses is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is generally established when the collateral value of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are depreciated using accelerated methods over the estimated useful lives of the assets.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the Bank's carrying amount or fair value less estimated selling costs at the date of foreclosure. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell.

Bank Owned Life Insurance

Included in other assets is bank owned life insurance ("BOLI"). The BOLI was purchased as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The purchase of the life insurance policy results in monthly tax-free income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. As a result of this transaction, the Company benefits from the tax-free nature of income generated from the life insurance policies. BOLI is stated on the Company's consolidated balance sheets at its current cash surrender value. Increases in BOLI's cash surrender value are reported as other noninterest income in the Company's consolidated income statement.

Service Charges and Fees

Generally, service charges and fees are recognized into income as received.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Net Income and Dividends Per Share

Basic net income and dividends per share are computed by dividing net income and dividends declared, respectively, by the weighted average number of common shares outstanding during the year. Diluted net income per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock warrants at December 31, 2004, and are determined using the treasury stock method. The average number of shares outstanding during 2005 for basic and diluted net income per share was 798,333. The average number of shares outstanding during 2004 for basic and diluted net income per share was 756,713 and 757,711, respectively.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks, federal funds sold, and interest-bearing deposits in banks.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and due from banks, federal funds sold, and interest-bearing deposits in banks: The carrying amounts of these assets approximate their fair values.

Investment securities: Fair values for investment securities are based primarily on quoted market prices.

NOTE A - (Continued)

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposits: The fair values disclosed for demand and savings deposits are equal to their carrying amounts. The fair values of time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on time deposits to a schedule of contractual maturities on such time deposits.

Securities sold under agreements to repurchase: The carrying amounts of securities sold under agreement to repurchase approximate their fair values.

Advances from Federal Home Loan Bank: The fair values of the term advances from Federal Home Loan Bank are estimated using discounted cash flows based on current borrowing rates for similar borrowings.

Advances from subsidiaries: The carrying amount of advances from subsidiaries approximates its fair value.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

NOTE B - RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The required reserve at December 31, 2005 and 2004 was $3,970,000 and $2,820,000, respectively.

The Bank is also required to maintain clearing balance funds on deposit with the Federal Reserve Bank. The required minimum clearing balance at December 31, 2005 and 2004 was $1,889,000 and $1,164,000, respectively.

NOTE C - INVESTMENTS

The amortized cost and fair value of investment securities, with gross unrealized gains and losses are as follows at December 31, 2005 and 2004:

2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. Treasuries	$ 3,996,026	$ -	$ (73,366)	$ 3,922,660
U.S. Agencies	46,588,077	3,962	(789,446)	45,802,593
State and local governments	24,254,940	7,143	(433,583)	23,828,500
Mortgage backed securities	15,986,474	-	(438,057)	15,548,417
Total Debt Securities	90,825,517	11,105	(1,734,452)	89,102,170
Other equity securities	851,000	-	-	851,000
	$ 91,676,517	$ 11,105	$ (1,734,452)	$ 89,953,170
Held to Maturity				
State and local governments	$ 2,970,553	$ -	$ -	$ 2,970,553

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale				
U.S. Treasuries	$ 5,005,869	$ 19,430	$ (31,862)	$ 4,993,437
U.S. Agencies	31,349,095	106,098	(201,731)	31,253,462
State and local governments	16,694,967	297,760	(27,324)	16,965,403
Mortgage backed securities	18,794,698	28,779	(191,221)	18,632,256
Total Debt Securities	71,844,629	452,067	(452,138)	71,844,558
Other equity securities	850,700	-	-	850,700
	$ 72,695,329	$ 452,067	$ (452,138)	$ 72,695,258
Held to Maturity				
State and local governments	$ 4,185,062	$ -	$ -	$ 4,185,062

NOTE C - (Continued)

Other equity securities consist of stock of the Federal Reserve Bank of New York, the Federal Home Loan Bank of New York, New York State Business Development Corporation, Atlantic Central Bankers Bank, and New York Title Agency West.

The following table sets forth the Company's investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31, 2005:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasuries	$ -	$ -	$ 3,922,660	$ 73,366	$ 3,922,660	$ 73,366
U.S. Agencies	28,786,173	352,773	15,053,920	435,847	43,840,093	788,620
State and local governments	19,314,467	366,347	3,916,348	68,061	23,230,815	434,408
Collaterized mortgage	1,872,231	9,598	2,213,422	74,574	4,085,653	84,172
Mortgage backed securities	5,341,223	86,403	6,121,541	267,483	11,462,764	353,886
	$ 55,314,094	$ 815,121	$ 31,227,891	$ 919,331	$ 86,541,985	$ 1,734,452

Unrealized losses on these securities have not been recognized into earnings because the issuers of the securities are of high credit quality, management has the ability and intent to hold these securities for the foreseeable future, and the declines in fair value are largely due to market interest rates. The fair values of these securities are expected to recover as they approach maturity and/or market interest rates fluctuate.

The amortized cost and fair value of debt securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Amortized Cost	Fair Value
Available For Sale		
Due in one year or less	$ 5,996,894	$ 5,945,127
Due from one to five years	54,002,992	53,088,413
Due from five to ten years	14,119,809	13,815,342
Due after ten years	719,348	704,871
Securities not due at a single maturity date	15,986,474	15,548,417
	$ 90,825,517	$ 89,102,170
Held-To-Maturity		
Due in one year or less	$ 1,873,890	$ 1,873,890
Due from one to five years	527,771	527,771
Due from five to ten years	160,893	160,893
Due after ten years	407,999	407,999
	$ 2,970,553	$ 2,970,553

NOTE C - (Continued)

During 2005, the Bank sold securities available for sale for total proceeds of $12,136,520 resulting in net realized gains of $126,406. During 2004, the Bank sold securities available for sale for total proceeds of $69,205,791 resulting in net realized gains of $274,951. Investment securities with carrying amounts of approximately $61,797,519 and $50,151,828 at December 31, 2005 and 2004, respectively, were pledged to secure deposits as required or permitted by law.

NOTE D - LOANS

Loans consist of the following at December 31, 2005 and 2004:

	2005	2004
Residential real estate	$ 46,302,088	$ 40,018,121
Commercial real estate	61,192,433	52,479,807
Commercial	70,190,190	64,870,730
Consumer	19,985,225	18,312,833
Other	220,452	108,344
	$ 197,890,388	$ 175,789,835

The changes in the allowance for loan losses are as follows for the years ended December 31, 2005 and 2004:

	2005	2004
Balance, January 1	$ 2,408,875	$ 1,657,770
Provision for loan losses	943,460	855,500
Recoveries	72,266	38,309
Charge-offs	(295,325)	(142,704)
Balance, December 31,	$ 3,129,276	$ 2,408,875

Impaired loans consist of the following at December 31, 2005 and 2004:

	2005	2004
Impaired loans for which allowances for loan losses have been provided	$ 1,594,545	$ 580,562
Impaired loans for which allowances for loan losses have not been provided	-	-
Recorded investment in impaired loans	$ 1,594,545	$ 580,562
Allowance for loan losses provided for impaired loans	$ 425,463	$ 154,442

NOTE D - (Continued)

At December 31, 2005 and 2004, the total recorded investment in loans on nonaccrual amounted to $1,594,545 and $555,562, respectively. There were no loans past due ninety days or more and still accruing interest at December 31, 2005 and 2004. The average recorded investment in impaired loans was $982,596 and $534,950 in 2005 and 2004, respectively. Interest income recognized for cash payments received on impaired loans was $42,660 and $39,485 in 2005 and 2004, respectively. There are no commitments to loan additional funds to the borrowers of impaired loans.

NOTE E - PREMISES AND EQUIPMENT

Premises and equipment consist of the following at December 31, 2005 and 2004:

	2005	2004
Land	$ 1,592,992	$ 1,376,551
Buildings	7,218,393	1,929,162
Furniture and equipment	4,621,036	3,997,002
Leasehold improvements	427,315	451,221
Construction in progress	324,909	1,192,849
	14,184,645	8,946,785
Less accumulated depreciation	4,502,375	3,906,327
	$ 9,682,270	$ 5,040,458

Construction in progress represents assets not yet placed in service in Lyons, Geneva and Penn Yan, New York.

At December 31, 2005, the Bank leased four of its branch facilities under noncancelable operating leases. Future minimum rental payments under these leases for the next five years are as follows:

2006	$ 129,948
2007	128,822
2008	103,672
2009	99,707
2010	34,229
	$ 496,378

Rent expense under the operating leases totaled $140,712 and $156,260 in 2005 and 2004, respectively.

NOTE F - DEPOSITS

Certificates of deposit in denominations of $100,000 and over were $37,087,775 and $27,080,745 at December 31, 2005 and 2004, respectively.

NOTE F - (Continued)

At December 31, 2005, scheduled maturities of time deposits are as follows:

2006	$	89,119,960
2007		12,038,516
2008		2,293,745
2009		179,034
2010		1,223,441
Thereafter		25,025
	$	104,879,721

NOTE G - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Information concerning securities sold under agreements to repurchase as of and for the years ended December 31, is summarized as follows:

		2005		2004
Average balance $		7,269,814	$	7,601,646
Maximum month-end balance	$	8,658,996	$	8,302,109
Carrying amounts of securities, including accrued interest, underlying the agreements	$	8,825,099	$	7,620,030

Securities sold under agreements to repurchase mature in less than 90 days from the transaction date. Securities sold under agreements to repurchase either remain under the control of the Bank or are held in third party custodial accounts that recognize the Bank's interest in the securities.

NOTE H - ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank has an overnight line of credit and a Companion (DRA) Commitment with the Federal Home Loan Bank of New York (FHLB) which expire on July 31, 2006. Each line has a maximum borrowing limit of $28,776,900 at December 31, 2005. Borrowings bear interest at the federal funds rate plus eight basis points. Amounts available on the lines may also be used for term advances. As a result, the overnight line has an available balance of $28,776,900 at December 31, 2005. The Bank's investment in FHLB stock and other assets, primarily mortgage loans, are pledged as collateral under the agreement up to the amount of any borrowings. The Bank has the following term advances from the Federal Home Loan Bank at December 31, 2005:

Due April 27, 2011, bearing interest at 4.76%	$	1,000,000
Due May 30, 2012, bearing interest at 4.26%		1,000,000
	$	2,000,000

NOTE H - (Continued)

The advances due in 2011 and 2012 contain the option for the FHLB to convert the advances into replacement funding for the same or a lesser principal amount based on any advance then offered by the FHLB at current market rates. If the Bank chooses not to replace the funding it must repay the advances on the date of the conversion.

NOTE I - ADVANCE FROM SUBSIDIARIES

Advances from subsidiaries represent debentures due from the Company to Trust I and Trust II as discussed in Note A.

The Trust I debentures mature on June 27, 2033 and bear interest at the 3-Month LIBOR plus 2.75% (7.28% at December 31, 2005), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not, and shall not allow any affiliate, to declare or pay dividends other than dividends paid to the Company.

The Company has the option to redeem the Trust I debentures, in whole but not in part within 120 days following the occurrence of certain special events. The special redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% at December 31, 2005 to 100% on June 27, 2013 and after.

The Company also has the option to redeem the Trust I debentures, in whole or in part, beginning on June 27, 2008 and quarterly thereafter. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 101% on June 2008 to 100% on June 27, 2013 and after.

The Trust II debentures mature on August 23, 2034 and bear interest at the 3-Month LIBOR plus 2.65% (7.03% at December 31, 2005), payable quarterly. The Company has the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. If the Company elects to defer interest payments as described above, or if the debentures are in default, the Company shall not declare or pay dividends.

The Company has the option to redeem the Trust II debentures, in whole but not in part, at any time within 90 days following the occurrence of certain special events. The special redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, ranges from 103.2% at December 31, 2005 to 100% on August 23, 2009 and thereafter.

The Company also has the option to redeem the Trust II debentures, in whole or in part, beginning on August 23, 2009 and quarterly thereafter at 100% of the principal amount plus unpaid interest accrued.

The Company has guaranteed all obligations of Trust I and Trust II to the holders of preferred securities issued by the Trusts.

NOTE J - INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2005	2004
Current tax provision		
Federal	$ 1,021,543	$ 690,700
State	98,054	79,400
	1,119,597	770,100
Deferred tax benefit	(294,497)	(230,000)
	$ 825,100	$ 540,100

The provision for income taxes differs from that computed by applying statutory rates to income before income taxes primarily due to the effects of tax exempt income.

Deferred tax assets and liabilities included in other assets and other liabilities in the accompanying consolidated balance sheets are as follows:

	2005	2004
Deferred tax assets	$ 1,428,408	$ 1,112,724
Deferred tax liabilities	$ 562,824	$ 541,608

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

NOTE K - STOCKHOLDERS' EQUITY

On May 10, 2004, the Company sold 75,150 shares of common stock. Net proceeds from the sale totaled $2,227,129 after deducting offering expenses of $177,671. Each share of common stock also contained one detachable warrant. Each warrant entitles its holder to purchase, at any time, before December 31, 2005, one additional share of common stock for $34.50. During 2004, there were 5,286 warrants converted leaving 69,864 warrants outstanding as of December 31, 2004. During 2005, there were 68,032 warrants converted. The remaining 1,832 unconverted warrants expired on December 31, 2005.

The common stock and treasury stock of the Company at December 31, 2005 and 2004 are as follows:

	2005	2004
Common Stock		
Authorized shares, $.50 par value	2,000,000	2,000,000
Issued shares	867,664	799,632
Less: Treasury stock shares	(9,183)	(10,395)
Outstanding shares	858,481	789,237

NOTE L - PENSION PLANS

The Bank participates in the New York State Bankers Retirement System (Plan), a non-contributory defined benefit pension plan covering substantially all employees. Information regarding the plan, using a measurement date of October 1, is presented below. Since the Plan's measurement date does not coincide with the Company's fiscal year end, the amounts presented below do not necessarily represent amounts contained in the consolidated financial statements.

	2005	2004
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 2,185,249	$ 2,016,228
Service cost	185,396	153,702
Interest cost	128,038	117,623
Actuarial loss	281,428	27,755
Expenses	(24,576)	(21,529)
Benefits paid	(103,355)	(108,530)
Benefit obligation at end of year	2,652,180	2,185,249
Change in plan assets:		
Fair value of plan assets at beginning of year	2,026,542	1,946,905
Actual return on plan assets	258,149	209,696
Employer contribution	385,985	-
Expenses	(24,576)	(21,529)
Benefits paid	(103,355)	(108,530)
Fair value of plan assets at end of year	2,542,745	2,026,542
Funded status	(109,435)	(158,707)
Unrecognized net actuarial loss	721,723	546,480
Unrecognized prior service cost	10,318	11,062
Prepaid pension cost recognized	$ 622,606	$ 398,835
Accumulated benefit obligation	$ 2,062,403	$ 1,764,530

Assumptions used to determine the benefit obligations are as follows:

	2005	2004
Discount rate	5.50%	6.00%
Rate of compensation increase	3.50%	3.50%

The components of net periodic pension cost are as follows:

	2005	2004
Service cost	$ 185,396	$ 153,702
Interest cost	128,038	117,623
Expected return on plan assets	(171,145)	(158,158)
Amortization of prior service cost	744	1,265
Recognized net actuarial loss	19,181	22,765
	$ 162,214	$ 137,197

Assumptions used to determine net periodic pension cost are as follows:

	2005	2004
Discount rate	5.50%	6.00%
Expected long-term rate of return on plan assets	7.50%	8.00%
Rate of compensation increase	3.50%	3.50%

Plan Assets

The Plan's weighted-average asset allocations by asset category are as follows:

	2005	2004
Equity Securities	58.8%	64.7%
Debt Securities	41.2%	34.9%
Other	0.0%	0.4%
Total	100.0%	100.0%

Plan Investment Policies

The Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The Plan utilizes two investment management firms, (which will be referred to as Firm I and Firm II) each investing approximately 68% and 32% of the total portfolio, respectively. The Plan's investment objective is to exceed the investment benchmarks in each asset category. Each firm operates under a separate written investment policy approved by the Trustees and designed to achieve an allocation approximating 60% invested in Equity Securities and 40% invested in Debt Securities.

Each Firm shall report at least quarterly to the Investment Committee and semi-annually to the Board.

The target allocation percentage for equity securities is 60% but may vary from 50% - 70% at the investment manager's discretion.

Firm I is employed for its expertise as a Value manager. It is allowed to invest a certain amount of the equity portfolio under its management in international securities and to hedge said international securities so as to protect against currency devaluations.

The equities managed by Firm II are in a commingled Large Cap Equity Fund. The Portfolio is permitted to invest in a diversified range of securities in the U.S. Equity Markets. Although the portfolio holds primarily common stocks, from time to time the portfolio may invest in other types of investments on an opportunistic basis.

For both investment portfolios, the target allocation percentage for debt securities is 40% but may vary from 30% - 50% at the investment manager's discretion.

The Fixed Income Portfolio managed by Firm I operates within guidelines relating to types of debt securities, quality ratings, maturities, and maximums single and sector allocations.

The portfolio may trade foreign currencies in both spot and forward markets to effect securities transactions and to hedge underlying asset positions. The purchase and sale of futures and options on futures on foreign currencies and on foreign and domestic bonds, bond indices and short-term securities is permitted, however purchases may not be used to leverage the portfolio. Currency transactions may only be used to hedge 0 – 100% of currency exposure of foreign securities.

The Fixed Income managed by Firm II is a Core Bond Fixed Income Fund. The portfolio investments are limited to US Dollar denominated, fixed income securities and selective derivatives designed to have similar attributes of such fixed income securities. The term "fixed income security" is defined to include instruments with fixed, floating, variable, adjustable, auction-rate, zero or other coupon features.

Expected Long-Term Rate-of-Return

The expected long-term rate-of-return on plan assets reflects long-term earnings expectations on existing plan assets and those contributions expected to be received during the current plan year. In estimating that rate, appropriate consideration was given to historical returns earned by plan assets in the fund and the rates of return expected to be available for reinvestment. Average rates of return over the past 1, 3, 5 and 10 year periods were determined and subsequently adjusted to reflect current capital market assumptions and changes in investment allocations.

The Company contributed $193,530 and 385,985 to the Plan during 2005 and 2004, respectively.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

2006	$	100,281
2007		101,244
2008		98,984
2009		100,946
2010		99,940
Years 2011 – 2015		897,930

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $130,258 and $95,832 under these provisions during 2005 and 2004, respectively.

NOTE M - SERVICE CHARGES AND FEES

Service charges and fees consisted of the following for the years ended December 31, 2005 and 2004:

	2005	2004
Service charges & fees on deposit accounts	$ 1,071,248	$ 961,161
ATM fees	249,497	190,466
Loan commitment fees	153,450	156,393
Credit card & merchant fees	30,203	16,763
Service charges on loans	224,496	177,075
Loan servicing income	148,334	94,505
Insurance & brokerage fees	164,903	40,345
Other	2,350	3,352
	$ 2,044,481	$ 1,640,060

NOTE N - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts with the Company's and the Bank's executive officers and directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features. The aggregate amount of loans to such related parties at December 31, 2005 was $4,717,026. During 2005 new loans to such related parties amounted to $943,984 and repayments amounted to $1,884,007.

The Bank held deposits of $2,222,880 and $2,010,802 for related parties at December 31, 2005 and 2004, respectively.

During 2005, the Bank entered into an operating lease with one of its directors. Under the terms of the lease, the Bank will receive monthly payments of $3,314 through August 2010.

The Company paid $362,215 during 2005 and $126,253 during 2004 to Trust I and Trust II in connection with the advances described in Note I.

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31, 2005:

	Notional Amount
Commitments to extend credit:	
Commitments to grant loans	$ 22,981,236
Unfunded commitments under commercial lines of credit	28,627,134
Unfunded commitments under consumer lines of credit	15,733,461
Standby letters of credit	5,659,519
	$ 73,001,350

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments and at December 31, 2005 such collateral amounted to $5,547,719. The amount of the liability related to guarantees was not material at December 31, 2005.

NOTE P - CONCENTRATIONS OF CREDIT

Most of the Bank's business activity is with customers in the Bank's market area. The majority of those customers are depositors of the Bank. Investments in state and local government securities also primarily involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note D. The distribution of commitments to extend credit are set forth in Note O. The Bank, as matter of policy, does not extend credit to any single borrower, or group of related borrowers in excess of its legal lending limit.

NOTE Q - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and of Tier I capital (as defined) to average assets (as defined).

Effective November 21, 2005 the Bank entered into a formal written agreement with The Comptroller of the Currency (OCC) whereby the following capital levels must be maintained: Tier 1 leverage capital shall at least be equal to eight percent (8%) of average assets; Tier 1 risk-based capital shall at least be equal to ten percent (10%) of adjusted total assets; and total risk-based capital shall at least equal twelve percent (12%) of risk-weighted assets. The requirement in the formal written agreement to maintain a specific capital level means that the Bank may not be deemed to be well capitalized under the regulatory framework for prompt corrective action.

In addition to the capital requirements outlined above, the formal written agreement also restricts the Bank's ability to declare and pay a dividend. The formal written agreement permits the declaration of a dividend only when the Bank is in compliance with its approved capital program; when the Bank does not exceed its legal limitation on the amount of dividends that can be paid as outlined below; and when prudent depending on the capital needs of the Bank.

Normally, the Bank is subject to legal limitations on the amount of dividends that can be paid to the Company. With the exception of the restrictions described above, at December 31, 2005, approximately $6,469,993 was available for the declaration of dividends.

Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

NOTE Q - (Continued)

As of the most recent notification from the OCC, the Bank was categorized as adequately capitalized. There are no conditions or events since the notification that management believes have changed the institution's category. The Bank's approximate capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets)	$ 28,963,000	12.9%	$ 17,900,400	8.0%	$ 22,375,500	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 26,162,000	11.7%	$ 8,950,200	4.0%	$ 13,425,300	6.0%
Tier I Capital (to Average Assets)	$ 26,162,000	8.1%	$ 12,917,080	4.0%	$ 16,146,350	5.0%
As of December 31, 2004:						
Total Capital (to Risk Weighted Assets)	$ 25,005,000	12.9%	$ 15,498,000	8.0%	$ 19,373,000	10.0%
Tier I Capital (to Risk Weighted Assets)	$ 22,596,000	11.7%	$ 7,749,000	4.0%	$ 11,624,000	6.0%
Tier I Capital (to Average Assets)	$ 22,596,000	8.4%	$ 10,789,000	4.0%	$ 13,486,000	5.0%

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2005 and 2004, are as follows:

	Carrying Amount	Fair Value
2005		
Financial assets:		
Cash and due from banks	$ 13,838,644	$ 13,838,644
Federal funds sold	415,945	415,945
Interest-bearing deposits in banks	100,000	100,000
Investment securities	92,923,723	92,923,723
Loans, net of allowance	194,761,112	193,398,988
Interest receivable	1,779,426	1,779,426
Financial liabilities		
Deposits	281,756,538	282,197,582
Securities sold under agreements to repurchase	7,655,187	7,655,187
Advances from Federal Home Loan Bank	2,000,000	2,074,800
Advances from subsidiaries	6,000,000	6,000,000
Accrued interest payable	442,277	442,277

NOTE R - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

2004	Carrying Amount	Fair Value
Financial assets:		
Cash and due from banks	$ 7,878,492	$ 7,878,492
Federal funds sold	3,929,680	3,929,680
Interest-bearing deposits in banks	100,000	100,000
Investment securities	76,880,320	76,880,320
Loans, net of allowance	173,380,960	183,564,049
Interest receivable	1,383,791	1,383,791
Financial liabilities		
Deposits	237,259,800	237,910,617
Securities sold under agreements to repurchase	6,474,178	6,474,178
Advances from Federal Home Loan Bank	5,000,000	5,062,000
Advances from subsidiaries	6,000,000	6,000,000
Accrued interest payable	355,155	355,155

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

NOTE S - SEGMENT INFORMATION

The Company has two reportable segments, the Bank and LRAC. The Bank provides traditional commercial banking services to both individuals and businesses. LRAC is a real estate investment trust that holds only real estate mortgages.

Segment information for 2005 and 2004 is as follows (in thousands):

2005	Bank	LRAC	Eliminations	Consolidated Totals
Net Interest Income	$ 10,155	$ 1,497	$ (8)	$ 11,644
Other Revenue – External customers	2,694	6	-	2,700
Other Revenue – From other segments	59	34	(93)	-
Allowance for loan losses	2,593	176	-	3,129
Assets	319,036	25,344	(25,344)	319,036

2004	Bank	LRAC	Eliminations	Consolidated Totals
Net Interest Income	$ 7,803	$ 1,497	$ (7)	$ 9,293
Other Revenue – External customers	2,350	3	-	2,353
Other Revenue – From other segments	59	33	(92)	-
Allowance for loan losses	2,241	168	-	2,409
Assets	274,406	23,861	(23,861)	274,406

The accounting policies of the segments are the same as those described in Note A. The Company evaluates performance based on net interest income and net income.

The Company's reportable segments are strategic business units. They are managed separately because each segment has an impact on the Company's income tax expense based on amounts distributed from LRAC to the Bank.

The Company does not have other operating segments other than those reported. Parent company assets totaling $2,236,742 and $1,870,089 at December 31, 2005 and 2004, respectively, are not included in total assets above. In addition, parent company net interest income (expense) totaling $(350,771) in 2005 and $108,796 in 2004 is not included in net interest income above. All other assets and income items for the parent company are immaterial.

PART III

EXHIBITS

INDEX TO EXHIBITS

Exhibit Number	
2.1(a)	Certificate of Incorporation of Lyons Bancorp, Inc.
2.1(b)	Certificate of Amendment of Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on July 29, 1987
2.1(c)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on March 31, 1997
2.1(d)	Certificate of Amendment of the Certificate of Incorporation of Lyons Bancorp, Inc. filed with the New York Department of State on December 30, 2003
2.2	Bylaws of Lyons Bancorp, Inc.
3.1	Form of Stock Certificate
3.2	Floating Rate Junior Subordinated Deferrable Interest Debenture of Lyons Bancorp., Inc., dated as of June 27, 2003, in favor of Alliance Bank, N.A., as Institutional Trustee for Lyons Capital Statutory Trust I
3.3	Indenture, dated as of June 27, 2003, between Lyons Bancorp., Inc. and Alliance Bank, N.A., as debenture trustee
3.4	Floating Rate Junior Subordinated Debt Security of Lyons Bancorp., Inc. due 2034, dated as of August 23, 2004, in favor of Wilmington Trust Company, as Institutional Trustee for Lyons Capital Statutory Trust II
3.5	Indenture, dated as of August 23, 2004, between Lyons Bancorp., Inc. and Wilmington Trust Company, as debenture trustee
4.1	Dividend Reinvestment and Optional Cash Purchase Plan Authorization Form
6.1	Employment Agreement with Robert A. Schick dated February 24, 2004
6.2	Employment Agreement with Clair J. Britt, Jr. dated February 24, 2004

Exhibit Number	
6.3	Employment Agreement with Kenneth M. Burt dated February 24, 2004
6.4	Executive Salary Continuation Agreement between The Lyons National Bank and Robert A. Schick dated September 26, 2001
6.5	Executive Salary Continuation Agreement between The Lyons National Bank and Clair J. Britt, Jr. dated September 26, 2001
6.6	Executive Salary Continuation Agreement between The Lyons National Bank and Kenneth M. Burt dated September 26, 2001
6.7	Life Insurance Endorsement Method Split Dollar Plan Agreement between Robert A. Schick and The Lyons National Bank dated September 26, 2001
6.8	Life Insurance Endorsement Method Split Dollar Plan Agreement between Clair J. Britt, Jr. and The Lyons National Bank dated September 26, 2001
6.9	Life Insurance Endorsement Method Split Dollar Plan Agreement between Kenneth M. Burt and The Lyons National Bank dated September 26, 2001
6.10	Director Fee Continuation Agreement with non-employee directors of The Lyons National Bank, and Schedule
6.11	Agreement between The Lyons National Bank and The Comptroller of the Currency dated November 21, 2005
10.1	Consent of Woods Oviatt Gilman LLP (to be filed by amendment)
10.2	Opinion of Woods Oviatt Gilman LLP as to the legality of the common stock covered by the Offering Statement (to be filed by amendment)

Exhibit 2.1(a)

CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.
(Under Section 402 of the Business Corporation Law)

THE UNDERSIGNED, being of the age of eighteen years or over, under Section 402 of the New York Business Corporation Law, does hereby set forth:

(1) The name of the Corporation is

LYONS BANCORP, INC.

(2) The purposes for which it is formed are: to engage in any lawful act or activity for which corporations may be formed under the New York Business Corporation Law; provided, however, that this Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

(3) The office of the Corporation is to be located in the Village of Lyons, County of Wayne, State of New York.

(4) The aggregate number of shares which the Corporation shall have the authority to issue is nineteen thousand five hundred (19,500) shares, of the par value of ten dollars ($10) each.

(5) The name and address of the registered agent is:

Dorothy L. Schlee
33 Dickerson Street
Lyons, New York 14489

Said registered agent is to be the agent of the Corporation upon whom process against it may be served.

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(6) The accounting period which the Corporation intends to establish as its first calendar year for reporting the franchise tax on business corporations imposed by Article 9-a of the tax law is its first calendar year, 1987.

(7) No holder of shares of the Corporation of any class as such, shall have the preemptive right to subscribe for or to purchase any shares of any class of the Corporation or any other securities of the Corporation, whether such shares of such class are now or hereafter authorized.

(8) The following provisions are hereby agreed to for the purpose of defining, limiting and regulating the exercise of the authority of the Corporation, or of the directors, or of all of the shareholders:

The Board of Directors is expressly authorized to set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose or to abolish any such reserve in the manner in which it was created, and to purchase on behalf of the Corporation any shares issued by it to the extent of the surplus of the aggregate of its assets over the aggregate of its liabilities plus stated capital.

The Corporation may in its bylaws confer powers upon its Board of Directors in addition to the powers and authorities conferred upon it expressly by the New York Business Corporation Law.

Any meeting of the shareholders or the Board of Directors may be held at any place within or without the State of New York in the manner provided for in the bylaws of the Corporation.

With the exception of Article (9) hereof, which may be amended only by the requisite shareholder vote specified therein, any amendments to the certificate of incorporation may be made from time to time, and any proposal or proposition requiring the action of shareholders may be authorized from time to time by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation.

(9) Evaluation of Business Transaction. In connection with the exercise of its judgment in determining what is in the best interest of the Corporation and its shareholders when evaluating a Business Transaction or a proposal by another Person or Persons to make a Business Transaction or a tender exchange offer or a proposal by another Person or Persons to make a tender or exchange offer, the Board of Directors of the Corporation shall, in addition to considering the adequacy of the amount to be paid in connection with any such transaction, consider all the following factors and any other factors which it deems relevant: (i) the social and economic effects of the transaction on the Corporation and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which the Corporation and its subsidiaries operate or are located; (ii) the business and financial conditions and earnings prospects of the acquiring Person or Persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring Person or Persons, and the possible effect of such conditions upon the Corporation and its subsidiaries and the other elements of the communities in which the Corporation and its subsidiaries operate or are located, and (iii)

the competence, experience, and integrity of the acquiring Person or Persons and its or their management.

Therefore, the affirmative vote of the holders of not less than eighty percent (80%) of the Voting Stock shall be required for the approval or authorization of any Business Transactions with a Related Person, or any Business Transaction in which a Related Person has an interest (except proportionately as a shareholder); provided, however, that the eighty percent (80%) voting requirement shall <u>not be applicable</u> if (i) the Continuing Directors, who at the time constitute at least a majority of the entire Board of Directors of the Corporation, have expressly resolved, by at least a two-thirds vote of such Continuing Directors, to recommend to the shareholders the Business Transaction, or (ii) all of the following conditions are satisfied:

(A) The Business Transaction is a merger or consolidation and cash or fair market value of property, securities or other consideration to be received per share by all holders of the then outstanding Common Stock of the Corporation (other than such Related Person) in the Business Transaction is at least equal in value to such Related Persons Highest Purchase Price;

(B) After such Related Person has become the Beneficial Owner of not less than ten percent (10%) of the Voting Stock of the Corporation and prior to the consummation of such Business Transaction, such Related Person shall not have become the Beneficial Owner of any additional shares of Voting Stock or securities convertible into Voting Stock, except

(i) as a part of the transaction which resulted in such Related Person becoming the Beneficial Owner of not less than ten percent (10%) of the Voting Stock or (ii) as a result of a pro rata stock dividend or stock split; and

(C) Prior to the consummation of such Business Transaction, such Related Person shall not have, directly or indirectly, (i) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by the Corporation or any of its subsidiaries, or (ii) caused any material change in the Corporation's business or equity capital structure, including the issuance of shares of capital stock of the Corporation to any third party.

For The Purposes of This Article

(i) The term "Business Transaction" shall mean (a) any merger or consolidation involving the Corporation or a subsidiary of the Corporation, (b) any sale, lease, exchange, transfer or other disposition (in one transaction or a series of transactions), including without limitation a mortgage or any other security device, of all or any Substantial Part of the assets either of the Corporation or of a subsidiary of a Corporation, (c) any sale, lease, exchange, transfer or other disposition of all or any Substantial Part of the assets of an entity to the Corporation or a subsidiary of the Corporation, (d) the issuance, sale, exchange, transfer or other disposition by the Corporation or a subsidiary of the Corporation of any securities of the Corporation or any subsidiary of the Corporation, (e) any

recapitalization or reclassification of the Corporation's securities (including, without limitation, any reverse stock split) or other transaction that would have the effect of increasing the voting power of a Related Person, (f) any liquidation, spin-off, split-up, or dissolution of the Corporation, and (g) any agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Transaction.

(ii) The term "Related Person" shall (a) mean and include any individual, corporation, partnership, group, association or other person or entity which, together with its Affiliates and the Associates, is the Beneficial Owner of not less than ten percent (10%) of the voting stock of the corporation: (1) at the time the definitive agreement providing for the Business Transaction (including any amendment thereof) was entered into, (2) at the time a resolution approving the Business Transaction was adopted by the Board of Directors of the Corporation, or (3) as of the record date for the determination of Shareholders entitled to notice of and to vote on, or consent to, the Business Transaction, and (b) shall mean and include any Affiliate or Associate of any such individual, corporation, partnership, group, association or other person or entity; provided, however, and notwithstanding anything in the foregoing to the contrary, the term "Related Person" shall not include the Corporation, a wholly owned subsidiary of the Corporation, or any trustee of, or fiduciary with respect to, any such plan when acting in such capacity.

(iii) The term "Beneficial Owner" shall be defined by reference to Rule 13d-3 under the Securities Exchange Act of 1934, as in

effect on March 1, 1984; provided, however, and without limitation, any individual, corporation, partnership, group, association or other person or entity which has the right to acquire any Voting Stock at any time in the future, whether such right is contingent or absolute, pursuant to any agreement, arrangement or understanding upon exercise of the rights, warrants or options, or otherwise, shall be beneficial owner of such Voting Stock.

(iv) The term "Highest Purchase Price" shall mean the highest amount of consideration paid by such Related Person for a share of Common Stock of the Corporation within two years prior to the date such Related Person became the Beneficial Owner of not less than ten percent (10%) of the Voting Stock; and if such stock is not listed on any principal exchange, the highest closing bid quotation with respect to a share of stock during the 30 day period preceding the date in question -- or if no quotations are available, the fair market value on the date in question of a share of such stock as determined by the Board in good faith.

(v) The term "Voting Stock" shall mean all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, considered for the purpose of this Article as one class; provided, however, that if the Corporation has shares of Voting Stock entitled to more or less than one vote for any such share, each reference to a proportion of shares of Voting Stock shall be deemed to refer to such proportion of the votes entitled to be cast by such shares.

(vi) The term "Continuing Director" shall mean a director who either was a member of the Board of Directors of the Corporation

prior to the time such Related Person became a Related Person or who subsequently became a director of the Corporation and whose election, or nomination for election by the Corporation's stockholder, was approved by a vote of at least three-quarters of the Continuing Directors then on the Board.

(11) The Corporation shall have the power to indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have the power to indemnify, to the full extent permitted under, and subject to the limitations of, New York Business Corporation Laws.

The Corporation may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers, employees and agents to the extent that such indemnification is allowed in the preceding paragraph.

(12) The corporation reserves the right to amend, alter, change or repeal any provision contained in its certificate of incorporation, in the manner now or hereafter prescribed by the New York Business Laws, and all rights conferred upon shareholders herein are granted subject to this reservation.

Charles D. Niehaus, Incorporator
3178 Republic Blvd. N.
Suite 2
Toledo, Ohio 43615

State of Ohio)
S.S.:
County of Lucas)

On this _____ day of ____________, 1986, before me personally came, Charles D. Niehaus, to me known, and known to me to be the person described in and who executed the foregoing certificate of incorporation.

____
Notary Public

My commission expires ___________

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

[illegible]

Exhibit 2.1(b)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

(Under Section 805 of the Business Corporation Law)

b522371

The undersigned, being Incorporator does hereby certify and set forth:

(1) The name of the corporation is

LYONS BANCORP, INC.

(2) The certificate of incorporation was filed by the Department of State on the 15th day of April, 1987.

(3) Paragraph (4) of the certificate of incorporation of LYONS BANCORP, INC., which sets forth the aggregate number of shares which the Corporation shall have the authority to issue, is hereby amended to read as follows:

The aggregate number of shares which the Corporation shall have the authority to issue is twenty thousand two hundred fifty (20,250) shares, of the par value of ten dollars ($10) each, such shares shall be redeemable at the option of the Corporation.

(4) A Board of Directors has not yet been appointed, there are no directors, officers, shareholders or subscribers of stock, therefore, authorization of this amendment is by Charles D. Niehaus, Incorporator.

IN WITNESS WHEREOF, the undersigned have (has) executed and signed this certificate this 15 day of July, 1987.

Charles D. Niehaus
Charles D. Niehaus, Incorporator

State of Ohio)
SS:
County of Lucas)

I hereby certify that the above, Charles D. Niehaus, did appear before me on this 15 day of July, 1987, and acknowledged the signing of his name to be his voluntary act and deed.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed my official seal on this 15 day of July, 1987.

Sally A. O
Notary Public

SALLY A. OSEESKI
Notary Public, State of Ohio
My Commission Expires March 28, 1990

VERIFICATION

STATE OF OHIO } ss.:
COUNTY OF LUCAS }

I, Charles D. Niehaus, being duly sworn, depose and state that I am the Incorporator of Lyons Bancorp, Inc., the corporation named in and described in the foregoing certificate and that I have read the foregoing certificate and know the contents thereof to be true, except as to the matters therein stated to be alleged upon information and belief, and as to those matters I believe them to be true.

X [signature] Charles D. Niehaus

Sworn to before me this 23rd

day of July 19 87

[signature]
Notary Public

SALLY A. OBERSKI
Notary Public, State of Ohio
My Commission Expires March 28, 1990

(If executed outside one of the states of the United States or District of Columbia, the signature and authority of the foreign notary should be duly authenticated.)

[illegible]

B527371

RECEIVED
Jul 15 2 PM '87

RECEIVED
Jul 28 11 AM '87

993813

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
FOR
LYONS BANCORP, INC.
35 WILLIAM STREET
LYONS, NEW YORK 14489

FILE NO: 33-15048

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED JUL 29 1987
AMT. OF CHECK $ 80
FILING FEE $ 60
TAX $ 20
COUNTY FEE $
COPY $
CERT $
REFUND $
SPEC HANDLE $
BY: Wayne

4-15-87
Wayne Co
E 494 01-11
NA
17.506 PV $10

FILED
Jul 29 8 AM '87

AIDF-24

AIDF-24

CERTIFICATE OF AMENDMENT
of the
CERTIFICATE OF INCORPORATION
of

LYONS BANCORP, INC.

Under Section 805 of the
Business Corporation Law

Pursuant to the provisions of Section 805 of the Business Corporation Law, the undersigned John J. Werner, Jr. and Shirley A. Sharpe, being respectively the President & CEO and Secretary of the Lyons Bancorp, Inc., do hereby certify as follows:

1. The name of the corporation is LYONS BANCORP, INC.

2. The Certificate of Incorporation of the corporation was filed by the Department of State of the State of New York on April 15, 1987.

3. Paragraph (4) of the Certificate of Incorporation of the corporation, which sets forth the aggregate number of shares which the corporation shall have the authority to issue, is hereby amended so as to (a) change the authorized shares of the corporation from 20,250 shares, having a par value of $10.00 per share ("Old Shares"), into 500,000 common shares, having a par value of $.50 per share ("New Shares"), and (b) change each of the 15,200 presently issued Old Shares into 20 New Shares (304,000 common shares in the aggregate). As a result of the foregoing changes, the there will be 196,000 authorized and unissued New Shares in place of 5,050 authorized and unissued Old Shares. The stated capital of the corporation will not be changed as a result of this amendment. In order to effect such changes in the corporation's shares, paragraph (4) of the Certificate of Incorporation of the corporation, as heretofore amended, is hereby amended to read in entirety as follows:

"(4) The total number of shares which the corporation shall have the authority to issue is 500,000 common shares, par value $.50 per share.

4. The foregoing amendment of the Certificate of Incorporation was authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of all outstanding common shares of the corporation entitled to vote thereon at a meeting of the shareholders duly called and held on the 26th day of March 1997.

IN WITNESS WHEREOF, the undersigned have signed this Certificate and affirmed the statements made herein as true under the penalties of perjury this 26 day of March 1997.

John J. Warner, Jr., President & CEO

Shirley A. Sharpe, Secretary

CORPORATE\100996_1 (DOC_1)

FROM : ACCELERATED INFO AND DOCUMENT   MAR. 31. 1997 10:53AM P 6
PHONE NO. : 518 434 3641

F 970331000889

AIDF-24

CERTIFICATE OF

AMENDMENT

OF

LYONS BANCORP, INC.

MAR 31 3 13 PM '97

RECEIVED
MAR 31 11 05 AM '97

ExC
$23.75

1CC

STATE OF NEW YORK
DEPARTMENT OF STATE
FILED MAR 31 1997
TAX $ 23.75
BY: ExC
Wayne

AIDF-24

BILLED

Filed by:

Khristine E. Peacock
Accelerated Information & Document Filing, Inc.
90 State Street, Suite 836
Albany, New York 12207

3

970331000908

Exhibit 2.1(d)

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

Under Section 805 of the Business Corporation Law

The undersigned, being the President of **LYONS BANCORP, INC.**, pursuant to Section 805 of the New York Business Corporation Law, does hereby certify as follows:

1. The name of the corporation is **LYONS BANCORP, INC.**

2. The Certificate of Incorporation of the Corporation was filed by the Department of State on April 15, 1987.

3. The Certificate of Incorporation, as now in full force and effect, is amended, as authorized by Section 801 of the New York Business Corporation Law to change the number of authorized shares of the corporation from 500,000 shares having a par value of $.50 per share, into 2,000,000 common shares, having a par value of $.50 per share. To accomplish the foregoing amendment, Paragraph 4 of the Certificate of Incorporation, as heretofore amended, is hereby amended to read in its entirety as follows:

> "The total number of shares which the corporation shall have authority to issue is 2,000,000 common shares, par value $.50 per share."

4. The foregoing amendment of the Certificate of Incorporation was duly authorized by the affirmative vote of the Board of Directors of the corporation followed by the affirmative vote of the holders of a majority of the outstanding common shares of the corporation entitled to vote thereon at a meeting of shareholders duly called and held on December 29, 2003.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment in the name and on behalf of Lyons Bancorp, Inc., on the 29 day of December, 2003, and does affirm, under the penalties of perjury, that the statements contained herein have been examined and are true, correct and complete.

LYONS BANCORP, INC.

By: ______________________
Robert Schick, President

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
LYONS BANCORP, INC.

UNDER SECTION 805 OF THE
BUSINESS CORPORATION LAW

WOODS OVIATT GILMAN LLP
700 CROSSROADS BUILDING
2 STATE STREET
ROCHESTER, NEW YORK 14614

{453460:}

Exhibit 2.2

LYONS BANCORP, INC.
LYONS, NEW YORK

BYLAWS

Organized Under New York Business Corporation Law.

ARTICLE I

OFFICES

SECTION 1. PRINCIPAL OFFICE. The principal office of the Corporation shall be located in the Village of Lyons, County of Wayne, State of New York.

SECTION 2. OTHER OFFICES. Corporation may also have such other offices, as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE II

SECTION 1. PLACE OF MEETING OF SHAREHOLDERS. Meetings of shareholders may be held at the main office of this Corporation, or at such place, as may be fixed by the board of directors.

SECTION 2. ANNUAL MEETING OF SHAREHOLDERS. A meeting of shareholders shall be held annually, commencing on the second Tuesday of January of each year, beginning in January, 1988, for the election of directors and the transaction of other business. If the second Tuesday of January of each year is a legal holiday, then the annual meeting of shareholders shall be held on the next business day following.

SECTION 3. SPECIAL MEETING OF SHAREHOLDERS. Special meeting of shareholders may be called by the board of directors (or by the President or the Secretary and shall be called by the President or the Secretary upon the written request of the majority of the board of directors or upon the written request of the holders of not less

than 25 percent (25%) of the outstanding shares entitled to vote on the action proposed to be taken). Such call and written request shall state the purpose or purposes of the proposed meeting. Business transacted at any special meeting shall be confined to the purpose or purposes for which the meeting is called.

SECTION 4. FIXING RECORD DATE. A board of directors may fix, in advance, as the record date for the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action.

SECTION 5. NOTICE OF MEETING OF SHAREHOLDERS. Written notice of every meeting of shareholders shall state the place, date, and hour of meeting, and unless it is the annual meeting, indicate that it is being issued by or at the direction of the person or persons calling the meeting. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called. If, at any meeting, action is proposed to be taken which would, if taken, entitle shareholders fulfilling the statutory requirements to receive payment for their shares, a notice of such meeting shall include a statement of that purpose and to that effect. A copy of the notice of any meeting shall be given, personally or by mail, not less than ten (10) or more than fifty (50) days before the date of the meeting, to each shareholder entitled to vote at such meeting.

SECTION 6. QUORUM OF SHAREHOLDERS. The holders of a majority of the shares entitled to vote thereat shall constitute a quorum at a

meeting of shareholders for the transaction of any business. Despite the absence of a quorum, the shareholders present may adjourn the meeting.

SECTION 7. PROXIES. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. Every proxy must be signed by the shareholder or his attorney-in-fact. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is provided by law.

ARTICLE III

DIRECTORS

SECTION 1. BOARD OF DIRECTORS. The business of the Corporation shall be managed under the direction of its board of directors.

SECTION 2. QUALIFICATION OF DIRECTORS. Each director shall be at least 18 years of age. Each director shall be a holder of common stock with a par value of not less than fifty dollars ($50). Nominees for the election of director shall be given to the board of directors with pertinent information concerning each nominee not less than sixty (60) days prior to the date of the meeting for the election of directors. Such information pertaining to said nominee shall include the name, current address, occupation, and brief description of employment history.

SECTION 3. NUMBER OF DIRECTORS. The number of directors constituting the entire board shall not be less than five (5) nor more than twenty-five (25), the exact number of directors to be determined from time to time by a majority vote of the whole board of directors of the Corporation, and such exact number shall be nine (9) until otherwise so determined.

SECTION 4. ELECTION AND TERM OF DIRECTORS. The board of directors shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the whole board permits, with the term of office of one class expiring each year. At the annual meeting of stockholders in 1988, directors of the first class shall be elected to hold office for a term expiring at the next succeeding annual meeting, directors of the second class shall be elected to hold office for a term expiring at the second succeeding annual meeting, and directors of the third class shall be elected to hold office for a term expiring at the third succeeding annual meeting. Any vacancies in the board of directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the board of directors, acting by a majority of the directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the class for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director. Notwithstanding the foregoing, and except as otherwise required by law, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders. Subject to the foregoing, at each annual meeting of stockholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. Revision of this Article III, Section 4--Election and Term of Directors shall require a 66 2/3 majority vote of the common stock outstanding and qualified to vote at a special or annual meeting of shareholders.

SECTION 5. REMOVAL OF DIRECTORS. Any or all of the directors shall only be removed with cause by a vote of a majority of shareholders.

SECTION 6. QUORUM OF DIRECTORS. A majority of the entire board of directors shall constitute a quorum for the transaction of business or any specified item of business.

SECTION 7. ACTION BY THE BOARD OF DIRECTORS. The vote of a majority of the directors present at a meeting of the board of directors at the time of the vote, if a quorum is present at such time, shall, except as otherwise provided by law, be the act of the board of directors.

SECTION 8. WRITTEN CONSENT OF DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken by the board of directors or a committee thereof may be taken without a meeting if all members of the board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consents thereto by the members of the board or committee shall be filed with the minutes of the proceedings of the board or committee.

SECTION 9. PLACE AND TIME OF MEETINGS OF THE BOARD OF DIRECTORS. The first meeting of each newly elected board of directors shall be held immediately following the annual meeting of shareholders and at the place thereof. Other meetings of the board of directors, regular or special, may be held at any place duly designated.

SECTION 10. NOTICE OF MEETING OF THE BOARD OF DIRECTORS. Regular meetings of the board of directors may be held without notice if time and place of such meetings are fixed by the Bylaws or by the board of directors. Special meetings of the board of directors shall

be held upon notice to the directors. The notice shall state the place, date and hour of the meeting, and indicate that it is being issued by or at the direction of the person or persons calling the meeting. The notice shall be given personally (including telephone) or by mail, not less than three (3) days before the date of meeting, to each director.

SECTION 11. EXECUTIVE COMMITTEE AND OTHER COMMITTEES. The board of directors, by resolution adopted by a majority of the entire board of directors, may designate among its members an executive committee and other committees, each consisting of three (3) or more directors, and each of which, to the extent provided by the resolution, shall have the authority of the board of directors, except that no such committee shall have authority as to the following matters:

1. Submission to shareholders of any action that needs shareholders' approval under law.

2. The filling of vacancies to the board of directors or in any committee.

3. The fixing of compensation of the directors for serving on the board of directors or on any committee.

ARTICLE IV

OFFICERS

SECTION 1. NUMBER. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected or appointed by the board of directors. Such other officers and assistant officers as the board of directors may determine may be elected or appointed by the board of directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

SECTION 2. ELECTION AND TERM OF OFFICE. The officers of the Corporation to be elected or appointed by the board of directors shall be elected or appointed at the discretion of the board of directors in such term of office for each individual officer as so designated by the board of directors.

SECTION 3. REMOVAL. Any officers elected or appointed by the board of directors may be removed by the board of directors with or without cause.

SECTION 4. PRESIDENT. The President shall be the principal executive officer of the Corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders. He may sign, with the Secretary, or any other proper officer of the Corporation thereunto authorized by the board of directors, certificates representing shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the board of directors.

SECTION 5. VICE PRESIDENT(S). In the absence of the President or in the event of his death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have the authority of and be subject to all restrictions upon the President.

SECTION 6. SECRETARY. The secretary shall: (1) keep the minutes of the proceedings of its shareholders, board of directors, and executive committee and other committees, if any, in one or more books provided for that purpose; (2) see that all notices are duly

given in accordance with the provisions of these Bylaws or as required by law; (3) be custodian of the corporate records and of the Seal of the Corporation and see that the Seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (4) sign with the President certificates representing shares of the Corporation, issuance of which shall have been authorized by resolution of the board of directors; (5) have general charge of the record of shareholders of the Corporation; and (6) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 7. TREASURER. If required by the board of directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the board of directors shall determine. He shall: (1) have charge and custody of and be responsible for all funds and securities of the Corporation, receive and give receipts for monies due and payable to the Corporation from any source whatsoever, and deposit all such monies in the name of the Corporation in such banks, trust companies or other depositories as shall be designated by these Bylaws or by the board of directors; (2) have charge and custody of and be responsible for the keeping of correct and complete books and records of accounts of the Corporation; and (3) in general, perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the board of directors.

SECTION 8. COMPENSATION OF OFFICERS. The compensation of officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such compensation by reason of the fact that he is also a director of the Corporation.

ARTICLE V

CERTIFICATE REPRESENTING SHARES, RECORD OF SHAREHOLDERS, TRANSFER OF SHARES

SECTION 1. CERTIFICATE REPRESENTING SHARES. The shares of the Corporation shall be represented by certificates which shall be in such form as shall be determined by the board of directors.

SECTION 2. LOST, DESTROYED OR WRONGFULLY TAKEN CERTIFICATES. The board of directors may direct a new certificate or certificates to be issued in place of any certificate or certificates therefore issued by the Corporation, alleged to have been lost, apparently destroyed or wrongfully taken, upon the making of any affidavit of that fact by the person claiming the certificate to be lost, apparently destroyed or wrongfully taken.

SECTION 3. RECORD OF SHAREHOLDERS. The Corporation shall keep at its principal office, or at the office of its transfer agent, or registrar in the State of New York, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof. The Corporation shall be protected in treating the persons whose names stand on the record of shareholders as the owners thereof for all purposes.

SECTION 4. TRANSFER OF SHARES. Upon surrender to the Corporation or the transfer agent of the Corporation of the certificate representing shares duly endorsed or accompanied by proper evidence

of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto and cancel the old certificate; every such transfer of shares shall be entered on the record of shareholders of the Corporation.

ARTICLE VI

DIVIDEND

The board of directors may from time to time require, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and in the discretion of the board of directors.

ARTICLE VII

SEAL

The Seal of the Corporation shall be circular in form and contain the name of the Corporation.

ARTICLE VIII

WAIVER OF NOTICE

SECTION 1. WAIVER OF NOTICE TO SHAREHOLDER. Notice of meeting need not be given to any shareholder who signs a waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting, the lack of notice of such meeting, shall constitute a waiver of notice by him.

SECTION 2. WAIVER OF NOTICE TO DIRECTOR. Notice of a meeting need not be given to any director who signs a waiver of notice

whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to him. The waiver of notice need not specify the purpose of any regular or special meeting of the board of directors.

ARTICLE IX

AMENDMENT AND REPEAL

SECTION 1. AMENDMENT AND REPEAL BY THE SHAREHOLDER. These Bylaws may be amended or repealed by vote of the shareholders entitled to vote in the election of any director. Such amendment or repeal by shareholders is only made effective with the approval vote of a simple majority of a quorum of shareholders brought together at a special or annual meeting, unless such amendment or repeal of a specific bylaw requires a greater shareholder vote.

SECTION 2. AMENDMENT AND REPEAL BY THE BOARD OF DIRECTORS. These Bylaws may also be amended or repealed by a majority of the board of directors, unless such amendments or repeal of a specific bylaw requires a majority or greater shareholder vote.

Exhibit 3.1

NUMBER

1366

SHARES



INCORPORATED UNDER THE LAWS OF THE STATE OF NEW YORK

LYONS BANCORP, INC.

LYONS, NEW YORK 14489 CUSIP 552112

VOID

This Certifies that ______________________ is the owner of ______________________ fully paid and non-assessable Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation.

Dated ______________________

See notice on reverse side

____
Authorized Signature

____
Authorized Signature

NOTICE: THE CERTIFICATE OF INCORPORATION OF THE CORPORATION CONTAINS PROVISIONS SPECIFYING (1) THAT THE PROPORTION OF HOLDERS THAT SHALL CONSTITUTE A QUORUM AND THE PROPORTION OF VOTES OF THE HOLDERS OF VOTING SHARES THAT SHALL BE NECESSARY AT ANY MEETING OF SHAREHOLDERS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS INCLUDING AMENDMENTS TO THE CERTIFICATE OF CORPORATION RELATING TO SUCH PROVISIONS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS AND (2) THE PROPORTION OF DIRECTORS THAT SHALL CONSTITUTE A QUORUM AND VOTES OF DIRECTORS THAT SHALL BE NECESSARY AT ANY MEETING OF DIRECTORS FOR THE TRANSACTION OF SPECIFIED ITEMS OF BUSINESS SHALL BE GREATER THAN THE PROPORTIONS PRESCRIBED BY THE NEW YORK BUSINESS CORPORATION LAW IN THE ABSENCE OF SUCH PROVISIONS.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT – ....Custodian ....(Minor)
under Uniform Gifts to Minors Act ....(State)

For value received, the undersigned hereby sells, assigns and transfers unto

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

....

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS OF ASSIGNEE

....

.... *Shares*

represented by the within Certificate, and hereby irrevocably constitutes and appoints ....

.... *Attorney to transfer the said*

shares on the books of the within-named Corporation with full power of substitution in the premises.

Dated ....

In presence of ....

....

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alterations or enlargement, or any change whatever.

FORM OF [JUNIOR SUBORDINATED DEBENTURE]

[FORM OF FACE OF SECURITY]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14

OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $100,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $100,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATE AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

Floating Rate Junior Subordinated Deferrable Interest Debenture

of

LYONS BANCORP, INC.

June __, 2003

Lyons Bancorp, Inc., a New York corporation (the "Company" which term includes any successor Person under the Indenture hereinafter referred to), for value received promises to pay to Alliance Bank, N.A. not in its individual capacity but solely as Institutional Trustee for Lyons Capital Statutory Trust I (the "Holder") or registered assigns, the principal sum of One Million Thirty-Five Thousand and 00/100 Dollars ($1,035,000) on June __, 2033, and to pay interest on said principal sum from June 27, 2003, or from the most recent interest payment date (each such date, an "Interest Payment Date") to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears March 31, June 30, September 30 and

December 31 of each year commencing September 30, 2003, at an annual rate equal to _____% beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 and at an annual rate for each successive period beginning on (and including) September 30, 2003, and each succeeding Interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each a "Distribution Period"), equal to 3-Month LIBOR, determined as described below, plus 2.75% (the "Coupon Rate") applied to the principal amount hereof, until the principal hereof is paid or duly provided for or made available for payment, and on any overdue principal and (without duplication) on any overdue installment of interest at the same rate per annum, compounded quarterly, from the dates such amounts are due until they are paid or made available for payment. As used herein, "Determination Date" means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the commencement of the relevant Distribution Period. The amount of interest payable for any period will be computed on the basis of the actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on this Debenture is not a Business Day, then a payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date the payment was originally payable. The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, which shall be fifteen days prior to the day on which the relevant Interest Payment Date occurs. Any such interest installment not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such regular record date and may be paid to the Person in whose name this Debenture (or one or more Predecessor Securities) is registered at the close of business on a special record date.

"3-Month LIBOR" as used herein, means the London interbank offered rate for three-month Eurodollar deposits determined by the Trustee in the following order of priority: (1) The rate (expressed as a percentage per annum) appearing in the Wall Street Journal, generally in the Money Rates section, for the particular Determination Date (as defined below) currently designated as "London Interbank Offered Rates (LIBOR)" for a maturity of three months. "London Interbank Offered Rates (LIBOR)" shall have the meaning set forth in the preceding sentence including any replacement designation by the Wall Street Journal in its publication of Money Rates which has the same meaning as "London Interbank Offered Rates (LIBOR)." (2) If such a rate is not published by the Wall Street Journal on the Determination Date, 3-Month LIBOR will be determined by reference to an alternative third party source (published or electronic) which is mutually agreed to in writing by the Company, the Trustee, and the holders of a majority of the outstanding Series A Capital Securities. The mutual agreement of utilizing the alternative third party source shall be set forth in a written agreement and attached as an addendum to this Indenture. (3) If mutual agreement to utilize an alternative third party source is not achieved prior to the applicable Determination Date, the Trustee may hold the Company and the holders of the majority of the outstanding Series A Capital Securities as to their best estimate of the 3-Month LIBOR, and including an estimate of its own for the 3-Month LIBOR

(all of which best estimates will be documented in writing), determine the rate as of such Determination Date by taking the median of the three written estimates. (4) If less than three written estimates are provided under subparagraph (3) above, the rate shall be determined by reference to then current industry standards under the sole authority and discretion of the Trustee. With respect to any Determination Date for which the Trustee utilizes this subparagraph (4) to determine the rate for the first Distribution Period following a determination under any of the subparagraphs (1) through (3) above, the Trustee may, in its sole authority and discretion, use the rate determined for the previous Distribution Period. (5) If the rate that initially appears in the Wall Street Journal, or as determined in another method specified above, is determined to be incorrect and is superseded by a corrected rate by 12:00 p.m. (eastern standard time) on such Determination Date, then the corrected rate as so substituted will be the applicable rate for such Determination Date. As used herein, "Eurodollar" means U. S. dollar-denominated deposits at foreign banks or foreign branches of U. S. banks located in Europe.

The Coupon Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by New York law as the same may be modified by United States law.

All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

The principal of and interest on this Debenture shall be payable at the office or agency of the Trustee (or other paying agent appointed by the Company) maintained for that purpose in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made by check mailed to the registered holder at such address as shall appear in the Debenture Register if a request for a wire transfer by such holder has not been received by the Company or by wire transfer to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Trustee.

So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest shall be due and payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond the Maturity Date; provided further, however, that during any such Extension Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or, such

Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) and (ii) above), (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Series A Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest. The Company must give the Trustee notice of its election to begin such Extension Period at least 5 Business Days prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than 5 Business Days prior to such record date.

The indebtedness evidenced by this Debenture is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness, and this Debenture is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debenture, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on his or her behalf to take such action as may be necessary or appropriate to acknowledge or effectuate the subordination so provided and (c) appoints the Trustee his or her attorney-in-fact for any and all such purposes. Each holder hereof, by his or her acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether

now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

This Debenture shall not be entitled to any benefit under the Indenture hereinafter referred to, be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

Capitalized terms used and not defined in this Debenture shall have the meanings assigned in the Indenture dated as of the date of this Debenture between the Trustee and the Company.

IN WITNESS WHEREOF, the Company has duly executed this certificate.

LYONS BANCORP, INC.

By____________________________________
Name:
Title:

CERTIFICATE OF AUTHENTICATION

This is one of the Debentures referred to in the within-mentioned Indenture.

ALLIANCE BANK, N.A.,
as Trustee

By:____________________________________
Authorized Officer

EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the inclusion in the Form 1-A Regulation A Offering Statement of Lyons Bancorp, Inc., filed on or about April 1, 2004, of our report dated February 6, 2004 relating to the financial statements of Lyons Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the Offering Circular.

Fagliarone Group CPAs, PC

Syracuse, New York
March 31, 2004

This announcement is under no circumstances to be construed as an offer to sell or as a solicitation of an offer to buy any of these securities. The offering is made only by the Offering Circular.

75,150 Units

Lyons Bancorp, Inc.

(The Lyons National Bank is a wholly owned subsidiary of Lyons Bancorp, Inc.)

consisting of

One share of common stock and one detachable warrant that expires on December 31, 2005 to purchase one additional share of common stock.

Price $32 per unit (Minimum Purchase 100 Units)*

***Does not apply to current shareholders**

Copies of the Offering Circular may be obtained from Lyons Bancorp, Inc. at 35 William Street, Lyons, New York 14489, or by calling the administrative offices at **(315) 946-4871,** Monday through Friday 8:00 a.m. to 5:00 p.m., or by attending one of the series of Community Informational meetings scheduled as follows:

Monday, April 26	**Lyons,**	Trombino's Restaurant 12 Pearl Street	5:00p.m.
Tuesday, April 27	**Geneva,**	Belhurst Castle, Route 14 South	8:00a.m.
Wednesday, April 28	**Penn Yan,**	Sarrasin's Restaurant, 301 Lake Street	8:00a.m.
Wednesday, April 28	**Jordan,**	Smarts Wayside Restaurant, 101 W. Main St. Elbridge	5:00p.m.
Thursday, April 29	**Ontario,**	Ontario Country Club 21011 Country Club Lane	8:00a.m.

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 1st day of April, 2004.

LYONS BANCORP, INC.

By: ______________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: April 1, 2004

By: ______________________
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: April 1, 2004

By: ______________________
David Breen, Jr.
Director

Date: April 1, 2004

By: ______________________
Clair J. Britt, Jr.
Director

Date: April 1, 2004

By: ______________________
James Homburger
Director

Date: April 1, 2004

By: ______________________
Theodore Marshall
Director

Date: April 1, 2004

By: ______________________
Anthony Paliotti
Director

Date: April 1, 2004

By: ______________________
Andrew Fredericksen
Director

Date: April 1, 2004

By: ______________________
James Santelli
Director

Date: April 1, 2004

By: ______________________
John Werner, Jr.
Director

Date: April 1, 2004

{472144:}

Exhibit 3.3

LYONS BANCORP, INC.,
as Issuer

INDENTURE

Dated as of June 27, 2003

ALLIANCE BANK, N.A.,
as Trustee

FLOATING RATE JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURES

DUE 2033

TABLE OF CONTENTS

Page

THIS INDENTURE, dated as of June 27, 2003, between Lyons Bancorp, Inc., a New York corporation (the "Company"), and Alliance Bank, N.A., a national Bank, as debenture trustee (the "Trustee"),

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its Floating Rate Junior Subordinated Deferrable Interest Debentures due 2033 (the "Debentures") under this Indenture to provide, among other things, for the execution and authentication, delivery and administration thereof, the Company has duly authorized the execution of this Indenture; and

WHEREAS, all acts and things necessary to make this Indenture a valid agreement according to its terms, have been done and performed;

NOW, THEREFORE, This Indenture Witnesseth:

In consideration of the premises, and the purchase of the Debentures by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Debentures as follows:

ARTICLE I.
DEFINITIONS

Section 1.1. Definitions. The terms defined in this Section 1.1 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.1. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles and the term "generally accepted accounting principles" means such accounting principles as are generally accepted in the United States at the time of any computation. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Additional Interest" means interest, if any, that shall accrue on any interest on the Debentures the payment of which has not been made on the applicable Interest Payment Date and which shall accrue at the Interest Rate, compounded quarterly (to the extent permitted by law).

"Additional Junior Indebtedness" means, without duplication and other than the Debentures, any indebtedness, liabilities or obligations of the Company, or any Affiliate of the Company, under debt securities (or guarantees in respect of debt securities) initially issued to any trust, or a trustee of a trust, partnership or other entity affiliated with the Company that is, directly or indirectly, a finance subsidiary (as such term is defined in Rule 3a-5 under the Investment Company Act of 1940) or other financing vehicle of the Company or any Affiliate of the Company in connection with the issuance by that entity of preferred securities or other

securities that are eligible to qualify for Tier 1 capital treatment (or its then equivalent) for purposes of the capital adequacy guidelines of the Federal Reserve, as then in effect and applicable to the Company (or, if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all or any portion of the Additional Junior Indebtedness as Tier 1 capital shall not disqualify it as Additional Junior Indebtedness if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve now or may hereafter accord Tier 1 capital treatment (including the Debentures) in excess of the amount which may qualify for treatment as Tier 1 capital under applicable capital adequacy guidelines.

"Additional Sums" has the meaning set forth in Section 3.6.

"Affiliate" has the same meaning as given to that term in Rule 405 of the Securities Act or any successor rule thereunder.

"Authenticating Agent" means any agent or agents of the Trustee which at the time shall be appointed and acting pursuant to Section 6.12.

"Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

"Board of Directors" means the board of directors or the executive committee or any other duly authorized designated officers of the Company.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in New York City are permitted or required by any applicable law to close.

"Series A Capital Securities Guarantee" means the guarantee agreement that the Company enters into with Alliance Bank, N.A., as guarantee trustee, or other Persons that operates directly or indirectly for the benefit of holders of Series A Capital Securities of the Trust.

"Capital Treatment Event" means the receipt by the Company of an opinion of counsel experienced in such matters that, as a result of the occurrence of any amendment to, or change (including any announced prospective change) in, the laws of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of issuance of the Debentures, there is more than an insubstantial risk that the Company will not be entitled to treat an amount equal to the aggregate Liquidation Amount of the Debentures as "Tier 1 Capital" (or its then equivalent) for purposes of the capital adequacy guidelines of the

Federal Reserve, as then in effect and applicable to the Company (or if the Company is not a bank holding company, such guidelines applied to the Company as if the Company were subject to such guidelines); provided, however, that the inability of the Company to treat all or any portion of the Liquidation Amount of the Debentures as Tier 1 Capital shall not constitute the basis for a Capital Treatment Event if such inability results from the Company having cumulative preferred stock, minority interests in consolidated subsidiaries, or any other class of security or interest which the Federal Reserve or OTS, as applicable, now or may hereafter accord Tier 1 Capital treatment in excess of the amount which may qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines; provided further, however, that the distribution of Debentures in connection with the dissolution of the Trust shall not in and of itself constitute a Capital Treatment Event unless such dissolution shall have occurred in connection with a Tax Event or an Investment Company Event.

"Certificate" means a certificate signed by any one of the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

"Common Securities" means undivided beneficial interests in the assets of the Trust which rank *pari passu* with Series A Capital Securities issued by the Trust; provided, however, that upon the occurrence of an Event of Default (as defined in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Series A Capital Securities.

"Company" means Lyons Bancorp, Inc., a New York corporation, and, subject to the provisions of Article XI, shall include its successors and assigns.

"Coupon Rate" has the meaning set forth in Section 2.8.

"Debenture" or "Debentures" has the meaning stated in the first recital of this Indenture.

"Debenture Register" has the meaning specified in Section 2.5.

"Declaration" means the Amended and Restated Declaration of Trust of the Trust, as amended or supplemented from time to time.

"Default" means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

"Defaulted Interest" has the meaning set forth in Section 2.8.

"Distribution Period" has the meaning set forth in Section 2.8.

"Determination Date" has the meaning set forth in Section 2.10.

"Event of Default" means any event specified in Section 5.1, continued for the period of time, if any, and after the giving of the notice, if any, therein designated.

"Extension Period" has the meaning set forth in Section 2.11.

"Federal Reserve" means the Board of Governors of the Federal Reserve System, its staff, and the staff of any appropriate District Reserve Bank of the Federal Reserve System, and any successor federal agency that is primarily responsible for regulating the activities of bank holding companies.

"Indenture" means this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented, or both.

"Institutional Trustee" has the meaning set forth in the Declaration.

"Interest Payment Date" means each March 31, June 30, September 30, and December 31 during the term of this Indenture.

"Interest Rate" means for the period beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 the rate per annum of 3.75% and for each Distribution Period thereafter, the Coupon Rate (as set forth in Section 2.8).

"Investment Company Event" means the receipt by the Company and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or written change (including any announced prospective change) in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended which change or prospective change becomes effective or would become effective, as the case may be, on or after the date of the issuance of the Debentures.

"Liquidation Amount" means the stated amount of $1,000.00 per Trust Security.

"Maturity Date" means June 27, 2033.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Vice Chairman, the President, any Managing Director or any Vice President, and by the Treasurer, an Assistant Treasurer, the Comptroller, an Assistant Comptroller, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee. Each such certificate shall include the statements provided for in Section 14.6 if and to the extent required by the provisions of such Section.

"Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company, or may be other counsel reasonably satisfactory to the Trustee. Each such opinion shall include the statements provided for in Section 14.6 if and to the extent required by the provisions of such Section.

"OTS" means the Office of Thrift Supervision and any successor federal agency that is primarily responsible for regulating the activities of savings and loan holding companies.

The term "outstanding," when used with reference to Debentures, means, subject to the provisions of Section 7.4, as of any particular time, all Debentures authenticated and delivered by the Trustee or the Authenticating Agent under this Indenture, except:

(a) Debentures theretofore canceled by the Trustee or the Authenticating Agent or delivered to the Trustee for cancellation;

(b) Debentures, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own paying agent); provided, however, that, if such Debentures, or portions thereof, are to be redeemed prior to maturity thereof, notice of such redemption shall have been given as provided in Section 10.3 or provision satisfactory to the Trustee shall have been made for giving such notice;

(c) Debentures paid pursuant to Section 2.6 or in lieu of or in substitution for which other Debentures shall have been authenticated and delivered pursuant to the terms of Section 2.6 unless proof satisfactory to the Company and the Trustee is presented that any such Debentures are held by bona fide holders in due course; and

(d) Debentures held in accordance with Section 7.4 hereof.

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Predecessor Security" of any particular Debenture means every previous Debenture evidencing all or a portion of the same debt as that evidenced by such particular Debenture; and, for the purposes of this definition, any Debenture authenticated and delivered under Section 2.6 in lieu of a lost, destroyed or stolen Debenture shall be deemed to evidence the same debt as the lost, destroyed or stolen Debenture.

"Principal Office of the Trustee," or other similar term, means the office of the Trustee, at which at any particular time its corporate trust business shall be principally administered, which at the time of the execution of this Indenture shall be 18th Floor, MONY Tower II, 120 Madison Street, Syracuse, New York 13202.

"Redemption Date" has the meaning set forth in Section 10.1.

"Redemption Price" means the price set forth in the following table for any Redemption Date that occurs within the twelve-month period beginning in the relevant year indicated below, expressed as the percentage of the principal amount of the Debentures being redeemed:

Year Beginning	Percentage
June 27, 2008	101%
June 27, 2009	100.8%
June 27, 2010	100.6%
June 27, 2011	100.4%
June 27, 2012	100.2%
June 27, 2013 and after	100%

plus accrued and unpaid interest on such Debentures to the Redemption Date.

"Responsible Officer" means, with respect to the Trustee, any officer within the Principal Office of the Trustee, including any vice-president, any assistant vice-president, any secretary, any assistant secretary, the treasurer, any assistant treasurer, any trust officer or other officer of the Principal Trust Office of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

"Securities Act" means the Securities Act of 1933, as amended from time to time or any successor legislation.

"Securityholder," "holder of Debentures," or other similar terms, means any Person in whose name at the time a particular Debenture is registered on the register kept by the Company or the Trustee for that purpose in accordance with the terms hereof.

"Senior Indebtedness" means, with respect to the Company, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed and (B) indebtedness evidenced by securities, debentures, notes, bonds or other similar instruments issued by the Company; (ii) all capital lease obligations of the Company; (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement; (iv) all obligations of the Company for the reimbursement of any letter of credit, any banker's acceptance, any security purchase facility, any repurchase agreement or similar arrangement, any interest rate swap, any other hedging arrangement, any obligation under options or any similar credit or other transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), whether incurred on or prior to the date of this Indenture or thereafter incurred. Notwithstanding the

foregoing, "Senior Indebtedness" shall not include (1) any Additional Junior Indebtedness, (2) Debentures issued pursuant to this Indenture and guarantees in respect of such Debentures, (3) trade accounts payable of the Company arising in the ordinary course of business (such trade accounts payable being *pari passu* in right of payment to the Debentures), or (4) obligations with respect to which (a) in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are *pari passu*, junior or otherwise not superior in right of payment to the Debentures and (b) the Company, prior to the issuance thereof, has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve (if the Company is a bank holding company) or the OTS (if the Company is a savings and loan holding company). Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

"Series A Capital Securities" means undivided beneficial interests in the assets of Lyons Capital Trust I which rank *pari passu* with Common Securities issued by the Trust; provided, however, that upon the occurrence of an Event of Default (as defined in the Declaration), the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Series A Capital Securities.

"Special Event" means any of a Capital Treatment Event, an Investment Company Event or a Tax Event.

"Special Redemption Date" has the meaning set forth in Section 10.2.

"Special Redemption Price" means (i) if the Special Redemption Date is before June 27, 2008, an amount in cash equal to 101% of the principal amount of the Debentures to be prepaid, plus accrued and unpaid interest on such Debentures to such Special Redemption Date, or (ii) if the Special Redemption Date is on or after June 27, 2008, the price for the Debentures set forth in the table under the definition of "Redemption Price" for such Special Redemption Date, plus accrued and unpaid interest on such Debentures to such Special Redemption Date.

"Subsidiary" means with respect to any Person, (i) any corporation at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture or similar entity, at least a majority of the outstanding partnership or similar interests of which shall at the time be owned by such Person, or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, "voting stock" means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

"Tax Event" means the receipt by the Company and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement (including any private letter ruling, technical advice memorandum, field service advice, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action")) or judicial decision interpreting or applying such laws or regulations, regardless of whether such Administrative Action or judicial decision is issued to or in connection with a proceeding involving the Company or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, Administrative Action or decision is enacted, promulgated or announced, in each case on or after the date of issuance of the Debentures, there is more than an insubstantial risk that: (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Debentures; (ii) interest payable by the Company on the Debentures is not, or within 90 days of the date of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax or New York State income tax purposes; or (iii) the Trust is, or will be within 90 days of the date of such opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

"3-Month LIBOR" has the meaning set forth in Section 2.10.

"Trust" shall mean Lyons Capital Statutory Trust I, a Connecticut statutory trust, or any other similar trust created for the purpose of issuing Series A Capital Securities in connection with the issuance of Debentures under this Indenture, of which the Company is the sponsor.

"Trust Securities" means Common Securities and Series A Capital Securities of the Trust.

"Trustee" means Alliance Bank, N.A., and, subject to the provisions of Article VI hereof, shall also include its successors and assigns as Trustee hereunder.

ARTICLE II.
DEBENTURES

Section 2.1. Authentication and Dating. Upon the execution and delivery of this Indenture, or from time to time thereafter, Debentures in an aggregate principal amount not in excess of $1,035,000 may be executed and delivered by the Company to the Trustee for authentication, and the Trustee shall thereupon authenticate and make available for delivery said Debentures to or upon the written order of the Company, signed by its Chief Executive Officer, President, or one of its Vice Presidents without any further action by the Company hereunder. In authenticating such Debentures, and accepting the additional responsibilities under this Indenture in relation to such Debentures, the Trustee shall be entitled to receive, and (subject to Section 6.1) shall be fully protected in relying upon:

(a) a copy of any Board Resolution or Board Resolutions relating thereto and, if applicable, an appropriate record of any action taken pursuant to such resolution, in each case certified by the Secretary or an Assistant Secretary of the Company, as the case may be; and

(b) an Opinion of Counsel prepared in accordance with Section 14.6 which shall also state:

(1) that such Debentures, when authenticated and delivered by the Trustee and issued by the Company in each case in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company, subject to or limited by applicable bankruptcy, insolvency, reorganization, conservatorship, receivership, moratorium and other statutory or decisional laws relating to or affecting creditors' rights or the reorganization of financial institutions (including, without limitation, preference and fraudulent conveyance or transfer laws), heretofore or hereafter enacted or in effect, affecting the rights of creditors generally; and

(2) that all laws and requirements in respect of the execution and delivery by the Company of the Debentures have been complied with and that authentication and delivery of the Debentures by the Trustee will not violate the terms of this Indenture.

The Trustee shall have the right to decline to authenticate and deliver any Debentures under this Section if the Trustee, being advised in writing by counsel, determines that such action may not lawfully be taken or if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing holders.

The definitive Debentures shall be typed, printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Debentures, as evidenced by their execution of such Debentures.

Section 2.2. **Form of Trustee's Certificate of Authentication.** The Trustee's certificate of authentication on all Debentures shall be in substantially the following form:

This is one of the Debentures referred to in the within-mentioned Indenture.

______________________________, as Trustee

By______________________________
Authorized Signer

Section 2.3. **Form and Denomination of Debentures.** The Debentures shall be in registered, certificated form without coupons and in minimum denominations of $100,000 and any multiple of $1,000 in excess thereof. Any attempted transfer of the Debentures in a block having an aggregate principal amount of less than $100,000.00 shall be deemed to be voided and of no legal effect whatsoever. Any such purported transferee shall be deemed not to be a holder of such Debentures for any purpose, including, but not limited to the receipt of payments on such Debentures, and such purported transferee shall be deemed to have no interest whatsoever in

such Debentures. The Debentures shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers executing the same may determine with the approval of the Trustee as evidenced by the execution and authentication thereof.

Section 2.4. Execution of Debentures. The Debentures shall be signed in the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board of Directors, Vice Chairman, President, one of its Managing Directors or one of its Executive Vice Presidents, Senior Vice Presidents or Vice Presidents. Only such Debentures as shall bear thereon a certificate of authentication substantially in the form herein before recited, executed by the Trustee or the Authenticating Agent by the manual signature of an authorized signer, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee or the Authenticating Agent upon any Debenture executed by the Company shall be conclusive evidence that the Debenture so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

In case any officer of the Company who shall have signed any of the Debentures shall cease to be such officer before the Debentures so signed shall have been authenticated and delivered by the Trustee or the Authenticating Agent, or disposed of by the Company, such Debentures nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Debentures had not ceased to be such officer of the Company; and any Debenture may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Debenture, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

Every Debenture shall be dated the date of its authentication.

Section 2.5. Exchange and Registration of Transfer of Debentures. The Company shall cause to be kept, at the office or agency maintained for the purpose of registration of transfer and for exchange as provided in Section 3.2, a register (the "Debenture Register") for the Debentures issued hereunder in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of all Debentures as in this Article II provided. The Debenture Register shall be in written form or in any other form capable of being converted into written form within a reasonable time.

Debentures to be exchanged may be surrendered at the principal corporate trust office of the Trustee or at any office or agency to be maintained by the Company for such purpose as provided in Section 3.2, and the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange therefor the Debenture or Debentures which the Securityholder making the exchange shall be entitled to receive. Upon due presentment for registration of transfer of any Debenture at the principal corporate trust office of the Trustee or at any office or agency of the Company maintained for such purpose as provided in Section 3.2, the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in the name of the transferee or transferees a new Debenture for a like aggregate principal amount. Registration or registration of transfer of any

Debenture by the Trustee or by any agent of the Company appointed pursuant to Section 3.2, and delivery of such Debenture, shall be deemed to complete the registration or registration of transfer of such Debenture.

All Debentures presented for registration of transfer or for exchange or payment shall (if so required by the Company or the Trustee or the Authenticating Agent) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and the Trustee or the Authenticating Agent duly executed by the holder or his attorney duly authorized in writing.

No service charge shall be made for any exchange or registration of transfer of Debentures, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in connection therewith.

The Company or the Trustee shall not be required to exchange or register a transfer of any Debenture for a period of 15 days next preceding the date of selection of Debentures for redemption.

Notwithstanding anything herein to the contrary, Debentures may not be transferred except in compliance with the restricted securities legend set forth below, unless otherwise determined by the Company, upon the advice of counsel expert in securities law, in accordance with applicable law:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAW. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A SO LONG AS THIS SECURITY IS ELIGIBLE FOR RESALE PURSUANT TO RULE 144A IN ACCORDANCE WITH RULE 144A, (D) TO A NON-U.S. PERSON IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 (AS APPLICABLE) OF REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (A) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF

THE SECURITIES ACT, OR (F) PURSUANT TO ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM IN ACCORDANCE WITH THE INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY.

THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYMENT RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY, AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THE SECURITIES OR ANY INTEREST THEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THE SECURITIES OR ANY INTEREST THEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING THEREOF THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OR ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN BLOCKS HAVING AN AGGREGATE PRINCIPAL AMOUNT OF NOT LESS THAN $100,000.00 AND MULTIPLES OF $1,000.00 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN A BLOCK HAVING AN AGGREGATE PRINCIPAL AMOUNT OF LESS THAN $100,000.00 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER.

THE HOLDER OF THIS SECURITY AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

Section 2.6. Mutilated, Destroyed, Lost or Stolen Debentures. In case any Debenture shall become mutilated or be destroyed, lost or stolen, the Company shall execute, and upon its

written request the Trustee shall authenticate and deliver, a new Debenture bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debenture, or in lieu of and in substitution for the Debenture so destroyed, lost or stolen. In every case the applicant for a substituted Debenture shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of such Debenture and of the ownership thereof.

The Trustee may authenticate any such substituted Debenture and deliver the same upon the written request or authorization of any officer of the Company. Upon the issuance of any substituted Debenture, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debenture which has matured or is about to mature or has been called for redemption in full shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debenture, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debenture) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless and, in case of destruction, loss or theft, evidence satisfactory to the Company and to the Trustee of the destruction, loss or theft of such Debenture and of the ownership thereof.

Every substituted Debenture issued pursuant to the provisions of this Section 2.6 by virtue of the fact that any such Debenture is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debenture shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debentures duly issued hereunder. All Debentures shall be held and owned upon the express condition that, to the extent permitted by applicable law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debentures and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 2.7. Temporary Debentures. Pending the preparation of definitive Debentures, the Company may execute and the Trustee shall authenticate and make available for delivery temporary Debentures that are typed, printed or lithographed. Temporary Debentures shall be issuable in any authorized denomination, and substantially in the form of the definitive Debentures in lieu of which they are issued but with such omissions, insertions and variations as may be appropriate for temporary Debentures, all as may be determined by the Company. Every such temporary Debenture shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Debentures. Without unreasonable delay the Company will execute and deliver to the Trustee or the Authenticating Agent definitive Debentures and thereupon any or all temporary Debentures may be surrendered in exchange therefor, at the principal corporate trust office of the Trustee or at any office or agency maintained by the Company for such purpose as

provided in Section 3.2, and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange for such temporary Debentures a like aggregate principal amount of such definitive Debentures. Such exchange shall be made by the Company at its own expense and without any charge therefor except that in case of any such exchange involving a registration of transfer the Company may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto. Until so exchanged, the temporary Debentures shall in all respects be entitled to the same benefits under this Indenture as definitive Debentures authenticated and delivered hereunder.

Section 2.8. Payment of Interest And Additional Interest. Interest at the Interest Rate and any Additional Interest on any Debenture that is payable, and is punctually paid or duly provided for, on any interest Payment Date for Debentures shall be paid to the Person in whose name said Debenture (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment except that interest and any Additional Interest payable on the Maturity Date shall be paid to the Person to whom principal is paid. In the event that any Debenture or portion thereof is called for redemption and the redemption date is subsequent to a regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Debenture will be paid upon presentation and surrender of such Debenture.

Each Debenture shall bear interest for the period beginning on (and including) the date of original issuance and ending on (but excluding) September 30, 2003 at a rate per annum of 3.75%, and shall bear interest for each successive period beginning on (and including) September 30, 2003, and each succeeding interest Payment Date, and ending on (but excluding) the next succeeding Interest Payment Date (each, a "Distribution Period") at a rate per annum equal to the 3-Month LIBOR, determined as described in Section 2.10, plus 2.75% (the "Coupon Rate") applied to the principal amount thereof, until the principal thereof becomes due and payable, and on any overdue principal and to the extent that payment of such interest is enforceable under applicable law (without duplication) on any overdue installment of interest at the Interest Rate compounded quarterly. Interest shall be payable (subject to any relevant Extension Period) quarterly in arrears on each Interest Payment Date with the first installment of interest to be paid on September 30, 2003.

Any interest on any Debenture, other than Additional Interest, that is payable, but is not punctually paid or duly provided for, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the registered holder on the relevant regular record date by virtue of having been such holder, and such Defaulted Interest shall be paid by the Company to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee in writing at least 25 days prior to the date of the proposed payment of the amount of Defaulted Interest proposed to be paid on each such Debenture and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to

such Defaulted Interest as in this clause provided. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest which shall not be more than 15 nor less than 10 days prior to the date of the proposed payment and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage prepaid, to each Securityholder at its address as it appears in the Debenture Register, not less than 10 days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Debentures (or their respective Predecessor Securities) are registered on such special record date and shall be no longer payable.

The Company may make payment of any Defaulted Interest on any Debentures in any other lawful manner after notice given by the Company to the Trustee of the proposed payment method; provided, however, the Trustee in its sole discretion deems such payment method to be practical.

Any interest scheduled to become payable on an Interest Payment Date occurring during an Extension Period shall not be Defaulted Interest and shall be payable on such other date as may be specified in the terms of such Debentures.

The term "regular record date" as used in this Section shall mean the close of business on the 15th day next preceding the applicable Interest Payment Date.

Subject to the foregoing provisions of this Section, each Debenture delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

Section 2.9. Cancellation of Debentures Paid, etc. All Debentures surrendered for the purpose of payment, redemption, exchange or registration of transfer, shall, if surrendered to the Company or any paying agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee or any Authenticating Agent, shall be promptly canceled by it, and no Debentures shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. All Debentures canceled by any Authenticating Agent shall be delivered to the Trustee. The Trustee shall destroy all canceled Debentures unless the Company otherwise directs the Trustee in writing. If the Company shall acquire any of the Debentures, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debentures unless and until the same are surrendered to the Trustee for cancellation.

Section 2.10. Computation of Interest Rate. The amount of interest payable for any period shall be computed on the basis of actual number of days in the Distribution Period concerned divided by 360. In the event that any date on which interest is payable on the Debentures is not a Business Day, then payment of interest payable on such date shall be made on the next succeeding day which is a Business Day (and without any interest or other payment

in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. The amount of interest payable for the Distribution Period commencing on September 30, 2003 and each succeeding Distribution Period will be calculated by applying the Interest Rate to the principal amount outstanding at the commencement of the Distribution Period and multiplying each such amount by the actual number of days in the Distribution Period concerned divided by 360. All percentages resulting from any calculations on the Debentures will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% or .09876545) being rounded to 9.87655% (or .0987655), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(a) "3-Month LIBOR" means the London interbank offered rate for three-month, Eurodollar (as defined below) deposits determined by the Trustee in the following order of priority:

(1) The rate (expressed as a percentage per annum) appearing in the Wall Street Journal, generally in the Money Rates section, for the particular Determination Date (as defined below) currently designated as "London Interbank Offered Rates (LIBOR)" for a maturity of three months. "London Interbank Offered Rates (LIBOR)" shall have the meaning set forth in the preceding sentence including any replacement designation by the Wall Street Journal in its publication of Money Rates which has the same meaning as "London Interbank Offered Rates (LIBOR)."

(2) If such a rate is not published by the Wall Street Journal on the Determination Date, 3-Month LIBOR will be determined by reference to an alternative third party source (published or electronic) which is mutually agreed to in writing by the Company, the Trustee, and the holders of a majority of the outstanding Series A Capital Securities. The mutual agreement of utilizing the alternative third party source shall be set forth in a written agreement and attached as an addendum to this Indenture.

(3) If mutual agreement to utilize an alternative third party source is not achieved prior to the applicable Determination Date, the Trustee may poll the Company and the holders of the majority of the outstanding Series A Capital Securities as to their best estimate of the 3-Month LIBOR, and including an estimate of its own for the 3-Month LIBOR (all of which best estimates will be documented in writing), determine the rate as of such Determination Date by taking the median of the three written estimates.

(4) If less than three written estimates are provided under subparagraph (3) above, the rate shall be determined by reference to then current industry standards under the sole authority and discretion of the Trustee. With respect to any Determination Date for which the Trustee utilizes this subparagraph (4) to determine the rate for the first Distribution Period following a determination under any of the subparagraphs (1) through (3) above, the Trustee may, in its sole authority and discretion, use the rate determined for the previous Distribution Period.

(5) If the rate that initially appears in the Wall Street Journal, or as determined in another method specified above, is determined to be incorrect and is superseded by a corrected rate by 12:00 p.m. (eastern standard time) on such Determination Date, then the corrected rate as so substituted will be the applicable rate for such Determination Date.

(6) The Coupon Rate for any Distribution Period will at no time be higher than the maximum rate then permitted by New York law as the same may be modified by United States law.

(7) "Eurodollar" means U. S. dollar-denominated deposits at foreign banks or foreign branches of U. S. banks located in Europe.

(8) "Determination Date" means the date that is two London Banking Days (i.e., a day in which dealings in deposits in U.S. dollars are transacted in the London interbank market) preceding the particular Distribution Period for which a Coupon Rate is being determined.

(b) The Trustee shall notify the Company, the Institutional Trustee and any securities exchange or interdealer quotation system on which the Series A Capital Securities are listed, of the Coupon Rate and the Determination Date for each Distribution Period, in each case as soon as practicable after the determination thereof but in no event later than the seventh (7th) Business Day of the relevant Distribution Period. Failure to notify the Company, the Institutional Trustee or any securities exchange or interdealer quotation system, or any defect in said notice, shall not affect the obligation of the Company to make payment on the Debentures at the applicable Coupon Rate. Any error in the calculation of the Coupon Rate by the Institutional Trustee may be corrected at any time by notice delivered as above provided. Upon the request of a holder of a Debenture, the Trustee shall provide the Coupon Rate then in effect and, if determined, the Coupon Rate for the next Distribution Period.

(c) Subject to the corrective rights set forth above, all certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions relating to the payment and calculation of interest on the Debentures and distributions on the Series A Capital Securities by the Trustee or the Institutional Trustee will (in the absence of willful default, bad faith and manifest error) be final, conclusive and binding on the Trust, the Company and all of the holders of the Debentures and the Series A Capital Securities, and no liability shall (in the absence of willful default, bad faith or manifest error) attach to the Trustee or the Institutional Trustee in connection with the exercise or non-exercise by either of them or their respective powers, duties and discretion.

Section 2.11. Extension of Interest Payment Period. So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time, and without causing an Event of Default, to defer payments of interest on the Debentures by extending the interest payment period on the Debentures at any time and from time to time during the term of the Debentures, for up to 20 consecutive quarterly periods (each such extended interest payment period, an "Extension Period"), during which Extension Period no interest shall be due and

payable. No Extension Period may end on a date other than an Interest Payment Date. At the end of any such Extension Period the Company shall pay all interest then accrued and unpaid on the Debentures (together with Additional Interest thereon); provided, however, that no Extension Period may extend beyond the Maturity Date; provided further, however, that during any such Extension Period, the Company shall not and shall not permit any Affiliate to (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's or such Affiliate's capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (ii) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (i) or (ii) above, (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any, employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (f) payments under the Series A Capital Securities Guarantee). Prior to the termination of any Extension Period, the Company may further extend such period, provided that such period together with all such previous and further consecutive extensions thereof shall not exceed 20 consecutive quarterly periods, or extend beyond the Maturity Date. Upon the termination of any Extension Period and upon the payment of all accrued and unpaid interest and Additional Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. No interest or Additional Interest shall be due and payable during an Extension Period, except at the end thereof, but each installment of interest that would otherwise have been due and payable during such Extension Period shall bear Additional Interest to the extent permitted by applicable law. The Company must give the Trustee notice of its election to begin such Extension Period at least 5 Business Days prior to the earlier of (i) the date interest on the Debentures would have been payable except for the election to begin such Extension Period or (ii) the date such interest is payable, but in any event not less than 5 Business Days prior to such record date. The Trustee shall give notice of the Company's election to begin a new Extension Period to the Securityholders.

Section 2.12. **CUSIP Numbers.** The Company in issuing the Debentures may in its discretion use "CUSIP" numbers (but shall not be required to), and, if so, the Trustee shall use CUSIP numbers in notices of redemption as a convenience to Securityholders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Debentures or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debentures, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP numbers.

ARTICLE III.
PARTICULAR COVENANTS OF THE COMPANY

Section 3.1. **Payment of Principal, Premium and Interest; Agreed Treatment of the Debentures.**

(a) The Company covenants and agrees that it will duly and punctually pay or cause to be paid the principal of and premium, if any, and interest and any Additional Interest on the Debentures at the place, at the respective times and in the manner provided in this Indenture and the Debentures. Each installment of interest on the Debentures may be paid (i) by mailing checks for such interest payable to the order of the holder of Debentures entitled thereto as they appear on the registry books of the Company if a request for a wire transfer has not been received by the Company or (ii) by wire transfer to any account with a banking institution located in the United States designated in writing by such Person to the paying agent no later than the related record date. Notwithstanding the foregoing, so long as the holder of this Debenture is the Institutional Trustee, the payment of the principal of and interest on this Debenture will be made in immediately available funds at such place and to such account as may be designated by the Institutional Trustee.

(b) The Company will treat the Debentures as indebtedness, and the amounts payable in respect of the principal amount of such Debentures as interest, for all United States federal income tax purposes. All payments in respect of such Debentures will be made free and clear of United States withholding tax to any beneficial owner thereof that has provided an Internal Revenue Service Form W8 (or any substitute or successor form) establishing its non-United States status for United States federal income tax purposes.

(c) The Company has no present intention to exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period.

(d) The Company believes that the likelihood that it would exercise its right under Section 2.11 to defer payments of interest on the Debentures by commencing an Extension Period at any time during which the Debentures are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase or make a liquidation payment with respect to, any of its outstanding equity and on the Company's ability to make any payments of principal of or interest on, or repurchase or redeem, any of its debt securities that rank *pari passu* in all respects with (or

junior in interest to) the Debentures. The Company, as of the date of this Indenture, has no present knowledge of the existence of facts that would give rise to an event requiring the Company to defer payment of interest on the Debentures.

Section 3.2. **Offices for Notices and Payments, etc.** So long as any of the Debentures remain outstanding, the Company will maintain an office or agency where the Debentures may be presented for payment, an office or agency where the Debentures may be presented for registration of transfer and for exchange as in this Indenture provided and an office or agency where notices and demands to or upon the Company in respect of the Debentures or of this Indenture may be served. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. Until otherwise designated from time to time by the Company in a notice to the Trustee, or specified as contemplated by Section 2.5, such office or agency for all of the above purposes shall be the office or agency of the Trustee. In case the Company shall fail to maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the principal corporate trust office of the Trustee.

Section 3.3. **Appointments to Fill Vacancies in Trustee's Office.** The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 6.9, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 3.4. **Provision as to Paying Agent.**

(a) If the Company shall appoint a paying agent other than the Trustee, it will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provision of this Section 3.4,

(1) that it will hold all sums held by it as such agent for the payment of the principal of and premium, if any, or interest, if any, on the Debentures (whether such sums have been paid to it by the Company or by any other obligor on the Debentures) in trust for the benefit of the holders of the Debentures;

(2) that it will give the Trustee prompt written notice of any failure by the Company (or by any other obligor on the Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall be due and payable; and

(3) that it will, at any time during the continuance of any Event of Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such paying agent.

(b) If the Company shall act as its own paying agent, it will, on or before each due date of the principal of and premium, if any, or interest, if any, on the Debentures, set aside, segregate and hold in trust for the benefit of the holders of the Debentures a sum sufficient to pay such principal, premium or interest so becoming due and will notify the Trustee in writing of any failure to take such action and of any failure by the Company (or by any other obligor under the

Debentures) to make any payment of the principal of and premium, if any, or interest, if any, on the Debentures when the same shall become due and payable.

Whenever the Company shall have one or more paying agents for the Debentures, it will, on or prior to each due date of the principal of and premium, if any, or interest, if any, on the Debentures, deposit with a paying agent a sum sufficient to pay the principal, premium or interest so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto and (unless such paying agent is the Trustee) the Company shall promptly notify the Trustee in writing of its action or failure to act.

(c) Anything in this Section 3.4 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge with respect to the Debentures, or for any other reason, pay, or direct any paying agent to pay to the Trustee all sums held in trust by the Company or any such paying agent, such sums to be held by the Trustee upon the trusts herein contained.

(d) Anything in this Section 3.4 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 3.4 is subject to Sections 12.3 and 12.4.

Section 3.5. **Certificate to Trustee.** The Company will deliver to the Trustee on or before 120 days after the end of each fiscal year, so long as Debentures are outstanding hereunder, a Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default during such fiscal year by the Company in the performance of any covenants contained herein, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature and states thereof.

Section 3.6. **Additional Sums.** If and for so long as the Trust is the holder of all Debentures and the Trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts ("Additional Sums") on the Debentures as shall be required so that the net amounts received and retained by the Trust after paying taxes, duties, assessments or other governmental charges will be equal to the amounts the Trust would have received if no such taxes, duties, assessments or other governmental charges had been imposed. Whenever in this Indenture or the Debentures there is a reference in any context to the payment of principal of or interest on the Debentures, such mention shall be deemed to include mention of payments of the Additional Sums provided for in this paragraph to the extent that, in such context, Additional Sums are, were or would be payable in respect thereof pursuant to the provisions of this paragraph and express mention of the payment of Additional Sums (if applicable) in any provisions hereof shall not be construed as excluding Additional Sums in those provisions hereof where such express mention is not made; provided, however, that the deferral of the payment of interest during an Extension Period pursuant to Section 2.11 shall not defer the payment of any Additional Sums that may be due and payable.

Section 3.7. **Compliance with Consolidation Provisions.** The Company will not, while any of the Debentures remain outstanding, consolidate with, or merge into, or merge into

itself, or sell or convey all or substantially all of its property to any other Person unless the provisions of Article XI hereof are complied with.

Section 3.8. Limitation on Dividends. If Debentures are initially issued to the Trust or a trustee of such trust in connection with the issuance of Trust Securities by the Trust (regardless of whether Debentures continue to be held by such Trust) and (i) there shall have occurred and be continuing any event that would constitute an Event of Default, (ii) the Company shall be in default with respect to its payment of any obligations under the Series A Capital Securities Guarantee, or (iii) the Company shall have given notice of its election to defer payments of interest on the Debentures by extending the interest payment period as provided herein and such period, or any extension thereof, shall be continuing, then the Company shall not, and shall not allow any Affiliate of the Company to, (x) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or its Affiliates' capital stock (other than payments of dividends or distributions to the Company) or make any guarantee payments with respect to the foregoing or (y) make any payment of principal of or interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company or any Affiliate that rank *pari passu* in all respects with or junior in interest to the Debentures (other than, with respect to clauses (x) and (y) above, (1) repurchases, redemptions or other acquisitions of shares of capital stock of the Company in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, in connection with a dividend reinvestment or stockholder stock purchase plan or in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the applicable Extension Period, if any, (2) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (3) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (4) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto, (5) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock and any cash payments in lieu of fractional shares issued in connection therewith, or (6) payments under the Series A Capital Securities Guarantee).

Section 3.9. Covenants as to the Trust. For so long as the Trust Securities remain outstanding, the Company shall maintain 100% ownership of the Common Securities; provided, however, that any permitted successor of the Company under this Indenture may succeed to the Company's ownership of such Common Securities. The Company, as owner of the Common Securities, shall cause the Trust (a) to remain a statutory trust, except in connection with a distribution of Debentures to the holders of Trust Securities in liquidation of the Trust, the redemption of all of the Trust Securities or certain mergers, consolidations or amalgamations, each as permitted by the Declaration, (b) to otherwise continue to be classified as a grantor trust

for United States federal income tax purposes and (c) to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debentures.

Section 3.10. Additional Junior Indebtedness. The Company shall not, and it shall not cause or permit any Affiliate of the Company to incur, issue or be obligated on any Additional Junior Indebtedness, either directly or indirectly, by way of guarantee, suretyship or otherwise, other than: (i) Additional Junior Indebtedness that, by its terms, is expressly stated to be either junior and subordinate or *pari passu* in all respects to the Debentures, and (ii) Additional Junior Indebtedness of which the Company has notified (and, if then required under the applicable guidelines of the regulating entity, has received approval from) the Federal Reserve, if the Company is a bank holding company, or the OTS, if the Company is a savings and loan holding company.

ARTICLE IV.
SECURITYHOLDERS' LISTS AND REPORTS
BY THE COMPANY AND THE TRUSTEE

Section 4.1. Securityholders' Lists. The Company covenants and agrees that it will furnish or caused to be furnished to the Trustee:

(a) on each regular record date for the Debentures, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Securityholders of the Debentures as of such record date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

except that no such lists need be furnished under this Section 4.1 so long as the Trustee is in possession thereof by reason of its acting as Debenture registrar.

Section 4.2. Preservation and Disclosure of Lists.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debentures (1) contained in the most recent list furnished to it as provided in Section 4.1 or (2) received by it in the capacity of Debentures registrar (if so acting) hereunder. The Trustee may destroy any list furnished to it as provided in Section 4.1 upon receipt of a new list so furnished.

(b) In case three or more holders of Debentures (hereinafter referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Debenture for a period of at least 6 months preceding the date of such application, and such application states that the applicants desire to communicate with other holders of Debentures with respect to their rights under this Indenture or under such Debentures and is accompanied by a copy of the form of proxy or other communication which such

applicants propose to transmit, then the Trustee shall within 5 Business Days after the receipt of such application, at its election, either:

(1) afford such applicants access to the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2, or

(2) inform such applicants as to the approximate number of holders of Debentures whose names and addresses appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2, and as to the approximate cost of mailing to such Securityholders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Securityholder whose name and address appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.2 a copy of the form of proxy or other communication which is specified in such request with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Securities and Exchange Commission, if permitted or required by applicable law, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the holders of all Debentures, as the case may be, or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If said Commission, as permitted or required by applicable law, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, said Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Securityholders with reasonable promptness after the entry of such order and the renewal of such tender, otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

(c) Each and every holder of Debentures, by receiving and holding the same, agrees with Company and the Trustee that neither the Company nor the Trustee nor any paying agent shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the holders of Debentures in accordance with the provisions of subsection (b) of this Section 4.2, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under said subsection (b).

ARTICLE V.
REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS UPON AN EVENT OF DEFAULT

Section 5.1. Events of Default. "Event of Default," wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a) the Company defaults in the payment of any interest upon any Debenture when it becomes due and payable, and fails to cure such default for a period of 30 days; provided, however, that a valid extension of an interest payment period by the Company in accordance with the terms of this Indenture shall not constitute a default in the payment of interest for this purpose; or

(b) the Company defaults in the payment of all or any part of the principal of (or premium, if any, on) any Debentures as and when the same shall become due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise; or

(c) the Company defaults in the performance of, or breaches, any of its covenants or agreements in this Indenture or in the terms of the Debentures established as contemplated in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Debentures, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(d) a court of competent jurisdiction shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Company or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs and such decree or order shall remain unstayed and in effect for a period of 90 consecutive days; or

(e) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency, reorganization or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Company or of any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(f) the Trust shall have voluntarily or involuntarily liquidated, dissolved, wound-up its business or otherwise terminated its existence except in connection with (i) the distribution of the Debentures to holders of such Trust Securities in liquidation of their interests in the Trust, (ii) the redemption of all of the outstanding Trust Securities or (iii) certain mergers, consolidations or amalgamations, each as permitted by the Declaration.

If an Event of Default occurs and is continuing with respect to the Debentures, then, and in each and every such case, unless the principal of the Debentures shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal of the Debentures and the interest accrued thereon, if any, to be due arid payable immediately, and upon any such declaration the same shall become immediately due and payable.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Debentures shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debentures and the principal of and premium, if any, on the Debentures which shall have become due otherwise than by acceleration (with interest upon such principal and premium, if any, and Additional Interest) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other amounts due to the Trustee pursuant to Section 6.6, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of or premium, if any, on Debentures which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein -- then and in every such case the holders of a majority in aggregate principal amount of the Debentures then outstanding, by written notice to the Company and to the Trustee, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Trustee and the holders of the Debentures shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the holders of the Debentures shall continue as though no such proceeding had been taken.

Section 5.2. <u>Payment of Debentures on Default: Suit Therefor</u>. The Company covenants that (a) in case default shall be made in the payment of any installment of interest upon any of the Debentures as and when the same shall become due and payable, and such default shall have continued for a period of 30 days, or (b) in case default shall be made in the payment of the principal of or premium, if any, on any of the Debentures as and when the same shall have become due and payable, whether at maturity of the Debentures or upon redemption

or by declaration of acceleration or otherwise -- then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Debentures the whole amount that then shall have become due and payable on all Debentures for principal and premium, if any, or interest, or both, as the case may be, with Additional Interest accrued on the Debentures (to the extent that payment of such interest is enforceable under applicable law and, if the Debentures are held by the Trust or a trustee of such Trust, without duplication of any other amounts paid by the Trust or a trustee in respect thereof); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including a reasonable compensation to the Trustee, its agents, attorneys and counsel, and any other amounts due to the Trustee under Section 6.6. In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on such Debentures and collect in the manner provided by law out of the property of the Company or any other obligor on such Debentures wherever situated the moneys adjudged or decreed to be payable.

In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Debentures under Bankruptcy Law, or in case a receiver or trustee shall have been appointed for the property of the Company or such other obligor, or in the case of any other similar judicial proceedings relative to the Company or other obligor upon the Debentures, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Debentures shall then be due and payable as therein expressed or by declaration of acceleration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.2, shall be entitled and empowered, by intervention in such proceedings or otherwise, -

(i) to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Debentures and, in case of any judicial proceedings,

(ii) to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all other amounts due to the Trustee under Section 6.6), and of the Securityholders allowed in such judicial proceedings relative to the Company or any other obligor on the Debentures, or to the creditors or property of the Company or such other obligor, unless prohibited by applicable law and regulations, to vote on behalf of the holders of the Debentures in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings,

(iii) to collect and receive any moneys or other property payable or deliverable on any such claims, and

(iv) to distribute the same after the deduction of its charges and expenses.

Any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the Securityholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other amounts due to the Trustee under Section 6.6.

Nothing herein contained shall be construed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Debentures or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Debentures, may be enforced by the Trustee without the possession of any of the Debentures, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the holders of the Debentures.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceedings.

Section 5.3. **Application of Moneys Collected by Trustee.** Any moneys collected by the Trustee pursuant to this Article V shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such moneys, upon presentation of the several Debentures in respect of which moneys have been collected, and stamping thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

First: To the payment of costs and expenses incurred by, and reasonable fees of, the Trustee, its agents, attorneys and counsel, and of all other amounts due to the Trustee under Section 6.6;

Second: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XV;

Third: To the payment of the amounts then due and unpaid upon Debentures for principal (and premium, if any), and interest on the Debentures, in respect of which or for the benefit of which money has been collected, ratably, without preference or priority of any kind, according to the amounts due on such Debentures for principal (and premium, if any) and interest, respectively; and

Fourth: The balance, if any, to the Company.

Section 5.4. Proceedings by Securityholders. No holder of any Debenture shall have any right to institute any suit, action or proceeding for any remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default with respect to the Debentures and unless the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding shall have given the Trustee a written request to institute such action, suit or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding; provided, however, that no holder of Debentures shall have any right to prejudice the rights of any other holder of Debentures, obtain priority or preference over any other such holder or enforce any right under this Indenture except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debentures.

Notwithstanding any other provisions in this Indenture, however, the right of any holder of any Debenture to receive payment of the principal of, premium, if any, and interest, on such Debenture when due, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder and by accepting a Debenture hereunder it is expressly understood, intended and covenanted by the taker and holder of every Debenture with every other such taker and holder and the Trustee, that no one or more holders of Debentures shall have any right in any manner whatsoever by virtue or by availing itself of any provision of this Indenture to affect, disturb or prejudice the rights of the holders of any other Debentures, or to obtain or seek to obtain priority over or preference to any other such holder, or to enforce any right under this indenture, except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debentures. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 5.5. Proceedings by Trustee. In case of an Event of Default hereunder the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 5.6. Remedies Cumulative and Continuing; Delay or Omission Not a Waiver. Except as otherwise provided in Section 2.6, all powers and remedies given by this Article V to the Trustee or to the Securityholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debentures, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or

otherwise established with respect to the Debentures, and no delay or omission of the Trustee or of any holder of any of the Debentures to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 5.4, every power and remedy given by this Article V or by law to the Trustee or to the Securityholders may be exercised from time to tune, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

No delay or omission of the Trustee or any Securityholder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article or by law to the Trustee or to any Securityholder may be exercised from time to time, and as often as may be deemed expedient, by the Trustee (in accordance with its duties under Section 6.1 hereof) or by such holder, as the case may be.

Section 5.7. **Direction of Proceedings and Waiver of Defaults by Majority of Securityholders**. The holders of a majority in aggregate principal amount of the Debentures affected (voting as one class) at the time outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such Debentures; provided, however, that (subject to the provisions of Section 6.1) the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction or if the Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if a Responsible Officer of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability.

The holders of a majority in aggregate principal amount of the Debentures at the time outstanding may on behalf of the holders of all of the Debentures waive (or modify any previously granted waiver of) any past default or Event of Default, and its consequences, except a default (a) in the payment of principal of, premium, if any, or interest on any of the Debentures, (b) in respect of covenants or provisions hereof which cannot be modified or amended without the consent of the holder of each Debenture affected, or (c) in respect of the covenants contained in Section 3.9; provided, however, that if the Debentures are held by the Trust or a trustee of such trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities of the Trust shall have consented to such waiver or modification to such waiver, provided, further, that if the consent of the holder of each outstanding Debenture is required, such waiver shall not be effective until each holder of the Trust Securities of the Trust shall have consented to such waiver. Upon any such waiver, the default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debentures shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon. Whenever any default or Event of Default hereunder shall have been waived as permitted by this Section, said default or Event of Default shall for all purposes of the Debentures and this Indenture be deemed to have been cured and to be not continuing.

Section 5.8. Notice of Defaults. The Trustee shall, within 90 days after the actual knowledge by a Responsible Officer of the Trustee of the occurrence of a default with respect to the Debentures, mail to all Securityholders, as the names and addresses of such holders appear upon the Debenture Register, notice of all defaults with respect to the Debentures known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term "defaults" for the purpose of this Section 5.8 being hereby defined to be the events specified in clauses (a), (b), (c), (d), (e) and (f) of Section 5.1, not including periods of grace, if any, provided for therein); provided, however, that, except in the case of default in the payment of the principal of, premium, if any, or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

Section 5.9. Undertaking to Pay Costs. All parties to this Indenture agree, and each holder of any Debenture by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; provided, however, that the provisions of this Section 5.9 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder, or group of Securityholders, holding in the aggregate more than 10% in principal amount of the Debentures outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of (or premium, if any) or interest on any Debenture against the Company on or after the same shall have become due and payable.

ARTICLE VI.
CONCERNING THE TRUSTEE

Section 6.1. Duties and Responsibilities of Trustee. With respect to the holders of Debentures issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Debentures and after the curing or waiving of all Events of Default which may have occurred, with respect to the Debentures, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture, and no implied covenants shall be read into this Indenture against the Trustee. In case an Event of Default with respect to the Debentures has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that:

(a) prior to the occurrence of an Event of Default with respect to Debentures and after the curing or waiving of all Events of Default which may have occurred

(1) the duties and obligations of the Trustee with respect to Debentures shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations with respect to the Debentures as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee, and

(2) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture.

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith, in accordance with the direction of the Securityholders pursuant to Section 5.7, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture.

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there is ground for believing that the repayment of such funds or liability is not assured to it under the terms of this Indenture or indemnity satisfactory to the Trustee against such risk is not reasonably assured to it.

Section 6.2. __Reliance on Documents, Opinions, etc.__ Except as otherwise provided in Section 6.1:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel of its selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders, pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby;

(e) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default with respect to the Debentures (that has not been cured or waived) to exercise with respect to Debentures such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, coupon or other paper or document, unless requested in writing to do so by the holders of not less than a majority in aggregate principal amount of the outstanding Debentures affected thereby; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expense or liability as a condition to so proceeding;

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents (including any Authenticating Agent) or attorneys, and the Trustee shall not. be responsible for any misconduct or negligence on the part of any such agent or attorney appointed by it with due care; and

(h) with the exceptions of defaults under Sections 5.1(a) or 5.1(b), the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Debentures unless a written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on the Debentures or by any holder of the Debentures.

Section 6.3. **No Responsibility for Recitals, etc.** The recitals contained herein and in the Debentures (except in the certificate of authentication of the Trustee or the Authenticating Agent) shall be taken as the statements of the Company, and the Trustee and the Authenticating Agent assume no responsibility for the correctness of the same. The Trustee and the Authenticating Agent make no representations as to the validity or sufficiency of this Indenture or of the Debentures. The Trustee and the Authenticating Agent shall not be accountable for the use or application by the Company of any Debentures or the proceeds of any Debentures

authenticated and delivered by the Trustee or the Authenticating Agent in conformity with the provisions of this Indenture.

Section 6.4. <u>Trustee, Authenticating Agents, Paying Agents, Transfer Agents or Registrar May Own Debentures</u>. The Trustee or any Authenticating Agent or any paying agent or any transfer agent or any Debenture registrar, in its individual or any other capacity, may become the owner or pledgee of Debentures with the same rights it would have if it were not Trustee, Authenticating Agent, paying agent, transfer agent or Debenture registrar.

Section 6.5. <u>Moneys to be Held in Trust</u>. Subject to the provisions of Section 12.4, all moneys received by the Trustee or any paying agent shall, until used or applied as herein provided, be held in trust for the purpose for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee and any paying agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company. So long as no Event of Default shall have occurred and be continuing, all interest allowed on any such moneys shall be paid from time to time upon the written order of the Company, signed by the Chairman of the Board of Directors, the President, a Managing Director, a Vice President the Treasurer or an Assistant Treasurer of the Company.

Section 6.6. <u>Compensation and Expenses of Trustee</u>. The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed to in writing between the Company and the Trustee (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance as may arise from its negligence or willful misconduct. The Company also covenants to indemnify each of the Trustee or any predecessor Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any and all loss, damage, claim, liability or expense including taxes (other than taxes based on the income of the Trustee) incurred without negligence or willful misconduct on the part of the Trustee and arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim of liability. The obligations of the Company under this Section 6.6 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debentures upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debentures.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in Section 5.1(d), Section 5.1(e) or Section 5.1(f), the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute

expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the resignation or removal of the Trustee and the defeasance or other termination of this Indenture.

Notwithstanding anything in this Indenture or any Debenture to the contrary, the Trustee shall have no obligation whatsoever to advance funds to pay any principal of or interest on or other amounts with respect to the Debentures or otherwise advance funds to or on behalf of the Company.

Section 6.7. Officers' Certificate as Evidence. Except as otherwise provided in Sections 6.1 and 6.2, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or willful misconduct on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence or willful misconduct on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 6.8. Eligibility of Trustee. The Trustee hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or any state or territory thereof or of the District of Columbia or a corporation or other Person authorized under such laws to exercise corporate trust powers, having (or whose obligations under this Indenture are guaranteed by an affiliate having) a combined capital and surplus of at least 5 million U.S. dollars ($5,000,000) and subject to supervision or examination by federal, state, territorial, or District of Columbia authority. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section 6.8 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent records of condition so published.

The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee.

In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 6.8, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.9.

Section 6.9. Resignation or Removal of Trustee.

(a) The Trustee, or any trustee or trustees hereafter appointed, may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof, at the Company's expense, to the holders of the Debentures at their addresses as they shall appear on the Debenture Register. Upon receiving such notice of resignation, the Company shall promptly

appoint a successor trustee or trustees by written instrument, in duplicate, executed by order of its Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor Trustee. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation to the affected Securityholders, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee, or any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least six months may, subject to the provisions of Section 5.9, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.

(b) In case at any time any of the following shall occur --

(1) the Trustee shall fail to comply with the provisions of Section 6.8 after written request therefor by the Company or by any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months, or

(2) the Trustee shall cease to be eligible in accordance with the provisions of Section 6.8 and shall fail to resign after written request therefor by the Company or by any such Securityholder, or

(3) the Trustee shall become incapable of acting, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, the Company may remove the Trustee and appoint a successor Trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor Trustee, or, subject to the provisions of Section 5.9, any Securityholder who has been a bona fide holder of a Debenture or Debentures for at least 6 months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint successor Trustee.

(c) Upon prior written notice to the Company and the Trustee, the holders of a majority in aggregate principal amount of the Debentures at the time outstanding may at any time remove the Trustee and nominate a successor Trustee, which shall be deemed appointed as successor Trustee unless within 10 Business Days after such nomination the Company objects thereto, in which case, or in the case of a failure by such holders to nominate a successor Trustee, the Trustee so removed or any Securityholder, upon the terms and conditions and otherwise as in subsection (a) of this Section 6.9 provided, may petition any court of competent jurisdiction for an appointment of a successor.

(d) Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor Trustee as provided in Section 6.10.

Section 6.10. **Acceptance by Successor Trustee.** Any successor Trustee appointed as provided in Section 6.9 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 6.6, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee so ceasing to act and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee thereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee to secure any amounts then due it pursuant to the provisions of Section 6.6.

If a successor Trustee is appointed, the Company, the retiring Trustee and the successor Trustee shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Debentures as to which the predecessor Trustee is not retiring shall continue to be vested in the predecessor Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the Trust hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 6.8.

In no event shall a retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

Upon acceptance of appointment by a successor Trustee as provided in this Section 6.10, the Company shall mail notice of the succession of such Trustee hereunder to the holders of Debentures at their addresses as they shall appear on the Debenture Register. If the Company fails to mail such notice within 10 Business Days after the acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

Section 6.11. Succession by Merger, etc. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided such corporation shall be otherwise eligible and qualified under this Article.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Debentures shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Debentures so authenticated; and in case at that time any of the Debentures shall not have been authenticated, any successor to the Trustee may authenticate such Debentures either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Debentures or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Debentures in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 6.12. Authenticating Agents. There may be one or more Authenticating Agents appointed by the Trustee upon the request of the Company with power to act on its behalf and subject to its direction in the authentication and delivery of Debentures issued upon exchange or registration of transfer thereof as fully to all intents and purposes as though any such Authenticating Agent had been expressly authorized to authenticate and deliver Debentures; provided, however, that the Trustee shall have no liability to the Company for any acts or omissions of the Authenticating Agent with respect to the authentication and delivery of Debentures. Any such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States or of any state or territory thereof or of the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of at least $5,000,000 and being subject to supervision or examination by federal, state, territorial or District of Columbia authority. If such corporation publishes reports of condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section 6.12 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect herein specified in this Section.

Any corporation into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of any Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, if such successor corporation is otherwise eligible under this Section 6.12 without the execution or filing of any paper or any further act on the part of the parties hereto or such Authenticating Agent.

Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any Authenticating Agent with respect to the Debentures by giving written notice of termination to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible under this Section 6.12, the Trustee may, and upon the request of the Company shall, promptly appoint a successor Authenticating Agent eligible under this Section 6.12, shall give written notice of such appointment to the Company and shall mail notice of such appointment to all holders of Debentures as the names and addresses of such holders appear on the Debenture Register. Any successor Authenticating Agent upon acceptance of its appointment hereunder shall become vested with all rights, powers, duties and responsibilities with respect to the Debentures of its predecessor hereunder, with like effect as if originally named as Authenticating Agent herein.

The Company agrees to pay to any Authenticating Agent from time to time reasonable compensation for its services. Any Authenticating Agent shall have no responsibility or liability for any action taken by it as such in accordance with the directions of the Trustee.

ARTICLE VII.
CONCERNING THE SECURITYHOLDERS

Section 7.1. Action by Securityholders. Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Debentures may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by such Securityholders in person or by agent or proxy appointed in writing, or (b) by the record of such holders of Debentures voting in favor thereof at any meeting of such Securityholders duly called and held in accordance with the provisions of Article VIII, or (c) by a combination of such instrument or instruments and any such record of such a meeting of such Securityholders or (d) by any other method the Trustee deems satisfactory.

If the Company shall solicit from the Securityholders any request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, the Company may, at its option, as evidenced by an Officers' Certificate, fix in advance a record date for such Debentures for the determination of Securityholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same may be given before or after the record date, but only the Securityholders of record at the close of business on the record date shall be deemed to be Securityholders for the purposes of determining whether Securityholders of the requisite proportion of outstanding Debentures have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, and for that purpose the outstanding

Debentures shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Securityholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than 6 months after the record date.

Section 7.2. Proof of Execution by Securityholders. Subject to the provisions of Section 6.1, 6.2 and 8.5, proof of the execution of any instrument by a Securityholder or his agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The ownership of Debentures shall be proved by the Debenture Register or by a certificate of the Debenture registrar. The Trustee may require such additional proof of any matter referred to in this Section as it shall deem necessary.

The record of any Securityholders' meeting shall be proved in the manner provided in Section 8.6.

Section 7.3. Who Are Deemed Absolute Owners. Prior to due presentment for registration of transfer of any Debenture, the Company, the Trustee, any Authenticating Agent, any paying agent, any transfer agent and any Debenture registrar may deem the Person in whose name such Debenture shall be registered upon the Debenture Register to be, and may treat him as, the absolute owner of such Debenture (whether or not such Debenture shall be overdue) for the purpose of receiving payment of or on account of the principal of, premium, if any, and interest on such Debenture and for all other purposes; and neither the Company nor the Trustee nor any Authenticating Agent nor any paying agent nor any transfer agent nor any Debenture registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being or upon his order shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Debenture.

Section 7.4. Debentures Owned by Company Deemed Not Outstanding. In determining whether the holders of the requisite aggregate principal amount of Debentures have concurred in any direction, consent or waiver under this Indenture, Debentures which are owned by the Company or any other obligor on the Debentures or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any other obligor on the Debentures shall be disregarded and deemed not to be outstanding for the purpose of any such determination; provided, however, that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Debentures which a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Debentures so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section 7.4 if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures and that the pledgee is not the Company or any such other obligor or Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

Section 7.5. __Revocation of Consents; Future Holders Bound__. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 7.1, of the taking of any action by the holders of the percentage in aggregate principal amount of the Debentures specified in this Indenture in connection with such action, any holder (in cases where no record date has been set pursuant to Section 7.1) or any holder as of an applicable record date (in cases where a record date has been set pursuant to Section 7.1) of a Debenture (or any Debenture issued in whole or in part in exchange or substitution therefor) the serial number of which is shown by the evidence to be included in the Debentures the holders of which have consented to such action may, by filing written notice with the Trustee at the Principal Office of the Trustee and upon proof of holding as provided in Section 7.2, revoke such action so far as concerns such Debenture (or so far as concerns the principal amount represented by any exchanged or substituted Debenture). Except as aforesaid any such action taken by the holder of any Debenture shall be conclusive and binding upon such holder and upon all future holders and owners of such Debenture, and of any Debenture issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Debenture or any Debenture issued in exchange or substitution therefor.

ARTICLE VIII.
SECURITYHOLDERS' MEETINGS

Section 8.1. __Purposes of Meetings__. A meeting of Securityholders may be called at any time and from time to time pursuant to the provisions of this Article VIII for any of the following purposes:

(a) to give any notice to the Company or to the Trustee, or to give any directions to the Trustee or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Securityholders pursuant to any of the provisions of Article V;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VI;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.2; or

(d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of such Debentures under any other provision of this Indenture or under applicable law.

Section 8.2. __Call of Meetings by Trustee__. The Trustee may at any time call a meeting of Securityholders to take any action specified in Section 8.1, to be held at such time and at such place as the Trustee shall determine. Notice of every meeting of the Securityholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to holders of Debentures affected at their addresses as they shall appear on the Debentures Register and, if the Company is not a holder of Debentures, to the

Company. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting.

Section 8.3. Call of Meetings by Company or Securityholders. In case at any time the Company pursuant to a Board Resolution, or the holders of at least 10% in aggregate principal amount of the Debentures, as the case may be, then outstanding, shall have requested the Trustee to call a meeting of Securityholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Securityholders may determine the time and the place for such meeting and may call such meeting to take any action authorized in Section 8.1, by mailing notice thereof as provided in Section 8.2.

Section 8.4. Qualifications for Voting. To be entitled to vote at any meeting of Securityholders a Person shall (a) be a holder of one or more Debentures with respect to which the meeting is being held or (b) a Person appointed by an instrument in writing as proxy by a holder of one or more such Debentures. The only Persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 8.5. Regulations. Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Debentures and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Securityholders as provided in Section 8.3, in which case the Company or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote of the meeting.

Subject to the provisions of Section 7.4, at any meeting each holder of Debentures with respect to which such meeting is being held or proxy therefor shall be entitled to one vote for each $1,000.00 principal amount of Debentures held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Debentures held by him or instruments in writing as aforesaid duly designating him as the Person to vote on behalf of other Securityholders. Any meeting of Securityholders duly called pursuant to the provisions of Section 8.2 or 8.3 may be adjourned from time to time by a majority of those present, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 8.6. **Voting**. The vote upon any resolution submitted to any meeting of holders of Debentures with respect to which such meeting is being held shall be by written ballots on which shall be subscribed the signatures of such holders or of their representatives by proxy and the serial number or numbers of the Debentures held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 8.2. The record shall show the serial numbers of the Debentures voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 8.7. **Quorum; Actions**. The Persons entitled to vote a majority in principal amount of the Debentures shall constitute a quorum for a meeting of Securityholders; provided, however, that if any action is to be taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the holders of not less than a specified percentage in principal amount of the Debentures, the Persons holding or representing such specified percentage in principal amount of the Debentures will constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Securityholders, be dissolved. In any other case the meeting may be adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 8.2, except that such notice need be given only once not less than 5 days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the principal amount of the Debentures which shall constitute a quorum.

Except as limited by the proviso in the first paragraph of Section 9.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the holders of a majority in principal amount of the Debentures; provided, however, that, except as limited by the proviso in the first paragraph of Section 9.2, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action which this Indenture expressly provides may be given by the holders of not less than a specified percentage in principal amount of the Debentures may be

adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid only by the affirmative vote of the holders of a not less than such specified percentage in principal amount of the Debentures.

Any resolution passed or decision taken at any meeting of holders of Debentures duly held in accordance with this Section shall be binding on all the Securityholders, whether or not present or represented at the meeting.

ARTICLE IX.
SUPPLEMENTAL INDENTURES

Section 9.1. Supplemental Indentures without Consent of Securityholders. The Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto, without the consent of the Securityholders, for one or more of the following purposes:

(a) to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company, pursuant to Article XI hereof;

(b) to add to the covenants of the Company such further covenants, restrictions or conditions for the protection of the holders of Debentures as the Board of Directors shall consider to be for the protection of the holders of such Debentures, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant restriction or condition such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

(c) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture; provided that any such action shall not materially adversely affect the interests of the holders of the Debentures;

(d) to add to, delete from, or revise the terms of Debentures, including, without limitation, any terms relating to the issuance, exchange, registration or transfer of Debentures, including to provide for transfer procedures and restrictions substantially similar to those applicable to the Series A Capital Securities as required by Section 2.5 (for purposes of assuring that no registration of Debentures is required under the Securities Act of 1933, as amended); provided, however, that any such action shall not adversely affect the interests of the holders of the Debentures then outstanding (it being understood, for purposes of this proviso, that transfer restrictions on Debentures substantially similar to those that were applicable to Series A Capital Securities shall not be deemed to materially adversely affect the holders of the Debentures);

(e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debentures and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.11;

(f) to make any change (other than as elsewhere provided in this paragraph) that does not adversely affect the rights of any Securityholder in any material respect; or

(g) to provide for the issuance of and establish the form and terms and conditions of the Debentures, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or the Debentures, or to add to the rights of the holders of Debentures.

The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 9.1 may be executed by the Company and the Trustee without the consent of the holders of any of the Debentures at the time outstanding, notwithstanding any of the provisions of Section 9.2.

Section 9.2. Supplemental Indentures with Consent of Securityholders. With the consent (evidenced as provided in Section 7.1) of the holders of not less than a majority in aggregate principal amount of the Debentures at the time outstanding affected by such supplemental indenture (voting as a class), the Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debentures; provided, however, that no such supplemental indenture shall without the consent of the holders of each Debenture then outstanding and affected thereby (i) change the fixed maturity of any Debenture, or reduce the principal amount thereof or any premium thereon, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or make the principal thereof or any interest or premium thereon payable in any coin or currency other than that provided in the Debentures, or impair or affect the right of any Securityholder to institute suit for payment thereof or impair the right of repayment, if any, at the option of the holder, or (ii) reduce the aforesaid percentage of Debentures the holders of which are required to consent to any such supplemental indenture; provided further, however, that if the Debentures are held by a trust or a trustee of such trust, such supplemental indenture shall not be effective until the holders of a majority in Liquidation Amount of Trust Securities shall have consented to such supplemental indenture; provided further, however, that if the consent of the Securityholder of each outstanding Debenture is required, such supplemental indenture shall not be effective until each holder of the Trust Securities shall have consented to such supplemental indenture.

Upon the request of the Company accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Securityholders as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall transmit by mail, first class postage prepaid, a notice, prepared by the Company, setting forth in general terms the substance of such supplemental indenture, to the Securityholders as their names and addresses appear upon the Debenture Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

It shall not be necessary for the consent of the Securityholders under this Section 9.2 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Section 9.3. **Effect of Supplemental Indentures.** Upon the execution of any supplemental indenture pursuant to the provisions of this Article IX, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debentures shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 9.4. **Notation on Debentures.** Debentures authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article IX may bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Debentures so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company, authenticated by the Trustee or the Authenticating Agent and delivered in exchange for the Debentures then outstanding.

Section 9.5. **Evidence of Compliance of Supplemental Indenture to be Furnished to Trustee.** The Trustee, subject to the provisions of Sections 6.1 and 6.2, shall, in addition to the documents required by Section 14.6, receive an Officers' Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article IX. The Trustee shall receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article IX is authorized or permitted by, and conforms to, the terms of this Article IX and that it is proper for the Trustee under the provisions of this Article IX to join in the execution thereof.

ARTICLE X.
REDEMPTION OF SECURITIES

Section 10.1. Optional Redemption. The Company shall have the right (subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve, if then required under applicable capital guidelines or policies or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS), to redeem the Debentures, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000.00, on any March 31, October 31, June 30, September 30, or December 31 on or after June 27, 2008 (the "Redemption Date"), at the Redemption Price.

Section 10.2. Special Event Redemption. If a Special Event shall occur and be continuing, the Company shall have the right (subject to the receipt by the Company of prior approval (i) if the Company is a bank holding company, from the Federal Reserve if then required under applicable capital guidelines or policies of the Federal Reserve or (ii) if the Company is a savings and loan holding company, from the OTS if then required under applicable capital guidelines or policies of the OTS) to redeem the Debentures in whole, but not in part, at any Interest Payment Date, within 120 days following the occurrence of such Special Event (the "Special Redemption Date") at the Special Redemption Price.

Section 10.3. Notice of Redemption; Selection of Debentures. In case the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of the Debentures, it shall cause to be mailed a notice of such redemption at least 30 and not more than 60 days prior to the Redemption Date or the Special Redemption Date to the holders of Debentures so to be redeemed as a whole or in part at their last addresses as the same appear on the Debenture Register. Such mailing shall be by first class mail. The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Debenture designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debenture.

Each such notice of redemption shall specify the CUSIP number, if any, of the Debentures to be redeemed, the Redemption Date or the Special Redemption Date, as applicable, the Redemption Price or the Special Redemption Price, as applicable, at which Debentures are to be redeemed, the place or places of payment, that payment will be made upon presentation and surrender of such Debentures, that interest accrued to the date fixed for redemption will be paid as specified in said notice, and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. If less than all the Debentures are to be redeemed the notice of redemption shall specify the numbers of the Debentures to be redeemed. In case the Debentures are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Debenture, a new Debenture or Debentures in principal amount equal to the unredeemed portion thereof will be issued.

Prior to 10:00 a.m. eastern standard time on the Redemption Date or Special Redemption Date, as applicable, the Company will deposit with the Trustee or with one or more paying agents an amount of money sufficient to redeem on the Redemption Date or the Special Redemption Date, as applicable, all the Debentures so called for redemption at the appropriate Redemption Price or Special Redemption Price, together with accrued interest to the Redemption Date or Special Redemption Date, as applicable.

If all, or less than all, the Debentures are to be redeemed, the Company will give the Trustee notice not less than 45 nor more than 60 days, respectively, prior to the Redemption Date or Special Redemption Date, as applicable, as to the aggregate principal amount of Debentures to be redeemed and the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Debentures or portions thereof (in integral multiples of $1,000.00) to be redeemed.

Section 10.4. Payment of Debentures Called for Redemption. If notice of redemption has been given as provided in Section 10.3, the Debentures or portions of Debentures with respect to which such notice has been given shall become due and payable on the Redemption Date or Special Redemption Date, as applicable, and at the place or places stated in such notice at the applicable Redemption Price or Special Redemption Price, together with interest accrued to the Redemption Date or Special Redemption Date, as applicable, and on and after said date (unless the Company shall default in the payment of such Debentures at the Redemption Price or Special Redemption Price, as applicable, together with interest accrued to said date) interest on the Debentures or portions of Debentures so called for redemption shall cease to accrue. On presentation and surrender of such Debentures at a place of payment specified in said notice, such Debentures or the specified portions thereof shall be paid and redeemed by the Company at the applicable Redemption Price or Special Redemption Price, together with interest accrued thereon to the Redemption Date or Special Redemption Date, as applicable.

Upon presentation of any Debenture redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Debenture or Debentures of authorized denominations, in principal amount equal to the unredeemed portion of the Debenture so presented.

ARTICLE XI.
CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.1. Company May Consolidate, etc., on Certain Terms. Nothing contained in this Indenture or in the Debentures shall prevent any consolidation or merger of the Company with or into any other Person (whether or not affiliated with the Company) or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of the property of the Company or its successor or successors as an entirety, or substantially as an entirety, to any other Person (whether or not affiliated with the Company, or its successor or successors) authorized to acquire and operate the same; provided, however, that the Company hereby covenants and agrees that, upon any such consolidation, merger (where the Company is not the surviving corporation), sale, conveyance, transfer or other disposition, the due and punctual payment of the principal of

(and premium, if any) and interest on all of the Debentures in accordance with their terms, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be kept or performed by the Company, shall be expressly assumed by supplemental indenture satisfactory in form to the Trustee executed and delivered to the Trustee by the entity formed by such consolidation, or into which the Company shall have been merged, or by the entity which shall have acquired such property.

Section 11.2. **Successor Entity to be Substituted.** In case of any such consolidation, merger, sale, conveyance, transfer or other disposition and upon the assumption by the successor entity, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all of the Debentures and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or observed by the Company, such successor entity shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the Company, and thereupon the predecessor entity shall be relieved of any further liability or obligation hereunder or upon the Debentures. Such successor entity thereupon may cause to be signed and may issue in its own name, any or all of the Debentures issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee or the Authenticating Agent; and, upon the order of such successor entity instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee or the Authenticating Agent shall authenticate and deliver any Debentures which previously shall have been signed and delivered by the officers of the Company, to the Trustee or the Authenticating Agent for authentication, and any Debentures which such successor entity thereafter shall cause to be signed. and delivered to the Trustee or the Authenticating Agent for that purpose. All the Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures had been issued at the date of the execution hereof.

Section 11.3. **Opinion of Counsel to be Given to Trustee.** The Trustee, subject to the provisions of Sections 6.1 and 6.2, shall receive, in addition to the Opinion of Counsel required by Section 9.5, an Opinion of Counsel as conclusive evidence that any consolidation, merger, sale, conveyance, transfer or other disposition, and any assumption, permitted or required by the terms of this Article XI complies with the provisions of this Article XI.

ARTICLE XII.
SATISFACTION AND DISCHARGE OF INDENTURE

Section 12.1. **Discharge of Indenture.** When

(a) the Company shall deliver to the Trustee for cancellation all Debentures theretofore authenticated (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) and not theretofore canceled, or

(b) all the Debentures not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within 1 year or are to be called for redemption within 1 year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds, which shall be immediately due and payable, sufficient to pay at maturity or upon redemption all of the Debentures (other than any Debentures which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.6) not theretofore canceled or delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due to such date of maturity or redemption date, as the case may be, but excluding, however, the amount of any moneys for the payment of principal of, and premium, if any, or interest on the Debentures (1) theretofore repaid to the Company in accordance with the provisions of Section 12.4, or (2) paid to any state or to the District of Columbia pursuant to its unclaimed property or similar laws,

and if in the case of either clause (a) or clause (b) the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect except for the provisions of Sections 2.5, 2.6, 2.8, 3.1, 3.2, 3.4, 6.6, 6.8, 6.9 and 12.4 hereof shall survive until such Debentures shall mature and be paid. Thereafter, Sections 6.6 and 12.4 shall survive, and the Trustee, on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with, and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. The Company agrees to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee in connection with this Indenture or the Debentures.

Section 12.2. **Deposited Moneys to be Held In Trust by Trustee.** Subject to the provisions of Section 12.4, all moneys deposited with the Trustee pursuant to Section 12.1 shall be held in trust in a non-interest bearing account and applied by it to the payment, either directly or through any paying agent (including the Company if acting as its own paying agent), to the holders of the particular Debentures for the payment of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal, and premium, if any, and interest.

Section 12.3. **Paying Agent to Repay Moneys Held.** Upon the satisfaction and discharge of this Indenture all moneys then held by any paying agent of the Debentures (other than the Trustee) shall, upon demand of the Company, be repaid to it or paid to the Trustee, and thereupon such paying agent shall be released from all further liability with respect to such moneys.

Section 12.4. **Return of Unclaimed Moneys.** Any moneys deposited with or paid to the Trustee or any paying agent for payment of the principal of, and premium, if any, or interest on Debentures and not applied but remaining unclaimed by the holders of Debentures for 2 years

after the date upon which the principal of, and premium, if any, or interest on such Debentures, as the case may be, shall have become due and payable, shall, subject to applicable escheatment laws, be repaid to the Company by the Trustee or such paying agent on written demand; and the holder of any of the Debentures shall thereafter look only to the Company for any payment which such holder may be entitled to collect, and all liability of the Trustee or such paying agent with respect to such moneys shall thereupon cease.

ARTICLE XIII.
IMMUNITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS AND DIRECTORS

Section 13.1. **Indenture and Debentures Solely Corporate Obligations.** No recourse for the payment of the principal of or premium, if any, or interest on any Debenture, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture, or in any such Debenture, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, employee, officer or director, as such, past, present or future, of the Company or of any successor Person of the Company, either directly or through the Company or any successor Person of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Debentures.

ARTICLE XIV.
MISCELLANEOUS PROVISIONS

Section 14.1. **Successors.** All the covenants, stipulations, promises and agreements in this Indenture contained by the Company shall bind its successors and assigns whether so expressed or not.

Section 14.2. **Official Acts by Successor Entity.** Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee, officer or other authorized Person of any entity that shall at the time be the lawful successor of the Company.

Section 14.3. **Surrender of Company Powers.** The Company by instrument in writing executed by authority of at least 2/3 (two-thirds) of its Board of Directors and delivered to the Trustee may surrender any of the powers reserved to the Company and thereupon such power so surrendered shall terminate both as to the Company, and as to any permitted successor.

Section 14.4. **Addresses for Notices, etc.** Any notice, consent, direction, request, authorization, waiver or demand which by any provision of this Indenture is required or permitted to be given, made, furnished or served by the Trustee or by the Securityholders on or to the Company may be given or served in writing by being deposited postage prepaid by

registered or certified mail in a post office letter box addressed (until another address is filed by the Company, with the Trustee for the purpose) to the Company, 35 Williams Street, Lyons, New York 14489, Attention: Robert A. Schick, President. Any notice, consent, direction, request, authorization, waiver or demand by any Securityholder or the Company to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the office of the Trustee, addressed to the Trustee, 18th Floor, MONY Tower II, 120 Madison Street, Syracuse, New York 13202, Attention: Robert J. Ellis, Vice President and Director Trust Services. Any notice, consent, direction, request, authorization, waiver or demand on or to any Securityholder shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the address set forth in the Debenture Register.

Section 14.5. Governing Law. This Indenture and each Debenture shall be deemed to be a contract made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State, without regard to conflict of laws principles thereof.

Section 14.6. Evidence of Compliance with Conditions Precedent. Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that in the opinion of the signers all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (1) a statement that the person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not in the opinion of such person, such condition or covenant has been complied with.

Section 14.7. Non-Business Days. In any case where the date of payment of interest on or principal of the Debentures will be a day that is not a Business Day, the payment of such interest on or principal of the Debentures need not be made on such date but may be made on the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the original date of payment, and no interest shall accrue for the period from and after such date.

Section 14.8. Table of Contents, Headings, etc. The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 14.9. Execution In Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 14.10. Separability. In case any one or more of the provisions contained in this Indenture or in the Debentures shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of such Debentures, but this Indenture and such Debentures shall be construed as if such invalid or illegal or unenforceable provision had never been contained herein or therein.

Section 14.11. Assignment. The Company will have the right at all times to assign any of its rights or obligations under this Indenture to a direct or indirect wholly owned Subsidiary of the Company, provided that, in the event of any such assignment, the Company will remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties hereto.

Section 14.12. Acknowledgment of Rights. The Company agrees that, with respect to any Debentures held by the Trust or the Institutional Trustee of the Trust, if the Institutional Trustee of the Trust fails to enforce its rights under this Indenture as the holder of Debentures held as the assets of such Trust after the holders of a majority in Liquidation Amount of the Series A Capital Securities of such Trust have so directed such Institutional Trustee, a holder of record of such Series A Capital Securities may, to the fullest extent permitted by law, institute legal proceedings directly against the Company to enforce such Institutional Trustee's rights under this Indenture without first instituting any legal proceedings against such trustee or any other Person. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing, and such event is attributable to the failure of the Company to pay interest (or premium, if any) or principal on the Debentures on the date such interest (or premium, if any) or principal is otherwise payable (or in the case of redemption, on the redemption date), the Company agrees that a holder of record of Series A Capital Securities of the Trust may directly institute a proceeding against the Company for enforcement of payment to such holder directly of the principal of (or premium, if any) or interest on the Debentures having an aggregate principal amount equal to the aggregate Liquidation Amount of the Series A Capital Securities of such holder on or after the respective due date specified in the Debentures.

ARTICLE XV.
SUBORDINATION OF DEBENTURES

Section 15.1. Agreement to Subordinate. The Company covenants and agrees, and each holder of Debentures by such Securityholder's acceptance thereof likewise covenants and agrees, that all Debentures shall be issued subject to the provisions of this Article XV; and each holder of a Debenture, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions.

The payment by the Company of the principal of, and premium, if any, and interest on all Debentures shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of this Indenture or thereafter incurred.

No provision of this Article XV shall prevent the occurrence of any default or Event of Default hereunder.

Section 15.2. Default on Senior Indebtedness. In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of the Company following any grace period, or in the event that the maturity of any Senior Indebtedness of the Company has been accelerated because of a default, then, in either case, no payment shall be made by the Company with respect to the principal (including redemption) of, or premium, if any, or interest on the Debentures.

In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee when such payment is prohibited by the preceding paragraph of this Section 15.2, such payment shall, subject to Section 15.7, be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or a trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of Senior Indebtedness.

Section 15.3. Liquidation, Dissolution, Bankruptcy. Upon any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness of the Company shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company, on account of the principal (and premium, if any) or interest on the Debentures. Upon any such dissolution or winding-up, or liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, which the Securityholders or the Trustee would be entitled to receive from the Company, except for the provisions of this Article XV, shall be paid by the Company, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Securityholders or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders

of such Senior Indebtedness, before any payment or distribution is made to the Securityholders or to the Trustee.

In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the Trustee before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or delivered to the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness, remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

For purposes of this Article XV, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XV with respect to the Debentures to the payment of all Senior Indebtedness, that may at the time be outstanding, provided that (i) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (ii) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XI of this Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section if such other corporation shall, as a part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article XI of this Indenture. Nothing in Section 15.2 or in this Section shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6 of this Indenture.

Section 15.4. Subrogation. Subject to the payment in full of all Senior Indebtedness, the Securityholders shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company, applicable to such Senior Indebtedness until the principal of (and premium, if any) and interest on the Debentures shall be paid in full. For the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the Securityholders or the Trustee would be entitled except for the provisions of this Article XV, and no payment over pursuant to the provisions of this Article XV to or for the benefit of the holders of such Senior Indebtedness by Securityholders or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debentures be deemed to be a payment or distribution by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XV

are and are intended solely for the purposes of defining the relative rights of the holders of the Securities, on the one hand, and the holders of such Senior Indebtedness, on the other hand.

Nothing contained in this Article XV or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debentures the principal of (and premium, if any) and interest on the Debentures as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debentures and creditors of the Company, other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XV of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company, received upon the exercise of any such remedy.

Upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee, subject to the provisions of Article VI of this Indenture, and the Securityholders shall be entitled to conclusively rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the Securityholders, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XV.

Section 15.5. Trustee to Effectuate Subordination. Each Securityholder by such Securityholder's acceptance thereof authorizes and directs the Trustee on such Securityholder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XV and appoints the Trustee such Securityholder's attorney-in-fact for any and all such purposes.

Section 15.6. <u>Notice by the Company</u>. The Company shall give prompt written notice to a Responsible Officer of the Trustee at the Principal Office of the Trustee of any fact known to the Company that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV. Notwithstanding the provisions of this Article XV or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of monies to or by the Trustee in respect of the Debentures pursuant to the provisions of this Article XV, unless and until a Responsible Officer of the Trustee at the Principal Office of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled in all respects to assume that no such facts exist; <u>provided</u>, <u>however</u>, that if the Trustee shall not have received the notice provided for in this Section at least 2 Business Days prior to the date

upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of (or premium, if any) or interest on any Debenture), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within 2 Business Days prior to such date.

The Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself to be a holder of Senior Indebtedness (or a trustee or representative on behalf of such holder), to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee or representative on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XV, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XV, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

Section 15.7. **Rights of the Trustee; Holders of Senior Indebtedness**. The Trustee in its individual capacity shall be entitled to all the rights set forth in this Article XV in respect of any Senior Indebtedness at any time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture shall deprive the Trustee of any of its rights as such holder.

With respect to the holders of Senior Indebtedness, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XV, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Article VI of this Indenture, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to Securityholders, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XV or otherwise.

Nothing in this Article XV shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.6.

Section 15.8. **Subordination May Not Be Impaired**. No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company, with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness may, at any time and from time to time, without the consent of or notice to the Trustee or the Securityholders, without incurring responsibility to the Securityholders and without impairing or releasing the subordination provided in this Article XV or the obligations hereunder of the holders of the Debentures to the holders of such Senior Indebtedness, do any one or more of the following: (i) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (iii) release any Person liable in any manner for the collection of such Senior Indebtedness; and (iv) exercise or refrain from exercising any rights against the Company, and any other Person.

signatures appear on the following page

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

LYONS BANCORP, INC.

By: ______________________________
Robert A. Schick
President

ALLIANCE BANK, N.A., as Trustee

By: ______________________________
Robert J. Ellis
VP and Director Trust & Investment Services

Exhibit 3.4

FORM OF DEBT SECURITY

[FORM OF FACE OF SECURITY]

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN PRIOR TO THE DATE WHICH IS THE LATER OF (i) TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT) AFTER THE LATER OF (Y) THE DATE OF ORIGINAL ISSUANCE HEREOF AND (Z) THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE (AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT) OF THE COMPANY WAS THE HOLDER OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION (OR ANY PREDECESSOR THERETO) AND (ii) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY ANY SUBSEQUENT CHANGE IN APPLICABLE LAW, ONLY (A) TO THE COMPANY, (B) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A, THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a) (1), (2), (3), (7) OR (8) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THIS SECURITY OR SUCH INTEREST OR PARTICIPATION FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (D) PURSUANT TO OFFERS AND SALES TO NON-US PERSONS THAT OCCUR OUTSIDE THE UNITED STATES PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE COMPANY'S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (C) OR (E) ABOVE TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO IT IN ACCORDANCE WITH THE

INDENTURE, A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY. THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING HEREOF OR THEREOF, AS THE CASE MAY BE, THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE AND HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER OF THIS SECURITY WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN MINIMUM DENOMINATIONS OF $100,000 AND MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN DENOMINATIONS OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE

SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS SECURITY OR SUCH INTEREST OR PARTICIPATION, AND SUCH PURPORTED TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN.

THIS OBLIGATION IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES OR ANY AGENCY OR FUND OF THE UNITED STATES, INCLUDING THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"). THIS OBLIGATION IS SUBORDINATED TO THE CLAIMS OF THE DEPOSITORS AND THE CLAIMS OF GENERAL AND SECURED CREDITORS OF THE COMPANY, IS INELIGIBLE AS COLLATERAL FOR A LOAN BY THE COMPANY OR ANY OF ITS SUBSIDIARIES AND IS NOT SECURED.

Floating Rate Junior Subordinated Debt Security due 2034
of
LYONS BANCORP, INC.

Lyons Bancorp, Inc., a financial holding company incorporated in the State of New York (the "Company", which term includes any successor permitted under the Indenture (as defined herein)), for value received, promises to pay to Wilmington Trust Company, not in its individual capacity but solely as Institutional Trustee for Lyons Capital Statutory Trust II, a Delaware statutory trust, or registered assigns, the principal amount of FIVE MILLION ONE HUNDRED FIFTY FIVE THOUSAND Dollars ($5,155,000) on August 23, 2034 (the "Maturity Date") (or any Optional Redemption Date or the Special Redemption Date, each as defined herein, or any earlier date of acceleration of the maturity of this Debt Security), and to pay interest on the outstanding principal amount of this Debt Security from August 23, 2004, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, quarterly (subject to deferral as set forth herein) in arrears on February 23, May 23, August 23 and November 23 of each year, commencing on November 23, 2004 (each, an "Interest Payment Date"), at a floating rate per annum, which, with respect to any Interest Period (as defined in the Indenture), will be equal to LIBOR (as defined in the Indenture), as determined on the LIBOR Determination Date (as defined in the Indenture) for such Interest Period (or, in the case of the first Interest Period, will be 1.74%), plus 2.65% (the "Interest Rate") (provided that the Interest Rate for any Interest Period may not exceed the highest rate permitted by New York law, as the same may be modified by United States law of general application) until the principal hereof shall have been paid or duly provided for, and on any overdue principal and (without duplication and to the extent that payment of such interest is enforceable under applicable law) on any overdue installment of interest at an annual rate equal to the then applicable Interest Rate, compounded quarterly. The amount of interest payable for any Interest Period shall be computed on the basis of a 360-day year and the actual number of days elapsed in such Interest Period.

The interest installment so payable, and punctually paid or duly provided for, on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose

name this Debt Security (or one or more Predecessor Securities, as defined in the Indenture) is registered at the close of business on the "regular record date" for such interest installment, which shall be the fifteenth day prior to such Interest Payment Date, whether or not such day is a Business Day (as defined herein). Any such interest installment (other than Deferred Interest (as defined herein)) not punctually paid or duly provided for shall forthwith cease to be payable to the holders on such regular record date and may be paid to the Person in whose name this Debt Security (or one or more Predecessor Securities) is registered at the close of business on a special record date to be fixed by the Trustee for the payment of such defaulted interest, notice whereof shall be given to the holders of the Debt Securities not less than 10 days prior to such special record date, all as more fully provided in the Indenture.

Payment of the principal of and premium, if any, and interest on this Debt Security due on the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, shall be made in immediately available funds against presentation and surrender of this Debt Security at the office or agency of the Trustee maintained for that purpose in Wilmington, Delaware, or at the office or agency of any other Paying Agent appointed by the Company maintained for that purpose in Wilmington, Delaware or Albany, New York. Payment of interest on this Debt Security due on any Interest Payment Date other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, shall be made at the option of the Company by check mailed to the holder thereof at such address as shall appear in the Debt Security Register or by wire transfer of immediately available funds to an account appropriately designated by the holder hereof. Notwithstanding the foregoing, so long as the holder of this Debt Security is the Institutional Trustee, payment of the principal of and premium, if any, and interest on this Debt Security shall be made in immediately available funds when due at such place and to such account as may be designated by the Institutional Trustee. All payments in respect of this Debt Security shall be payable in any coin or currency of the United States of America that at the time of payment is legal tender for payment of public and private debts.

Notwithstanding anything to the contrary contained herein, if any Interest Payment Date, other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, falls on a day that is not a Business Day, then any interest payable will be paid on, and such Interest Payment Date will be moved to, the next succeeding Business Day, and additional interest will accrue for each day that such payment is delayed as a result thereof. If the Maturity Date, any Optional Redemption Date or the Special Redemption Date falls on a day that is not a Business Day, then the principal, premium, if any, and/or interest payable on such date will be paid on the next succeeding Business Day, and no additional interest will accrue in respect of such payment made on such next succeeding Business Day.

So long as no Event of Default has occurred and is continuing, the Company shall have the right, from time to time and without causing an Event of Default, to defer payments of interest on the Debt Securities by extending the interest payment period on the Debt Securities at any time and from time to time during the term of the Debt Securities, for up to 20 consecutive quarterly periods (each such extended interest payment period, together with all previous and further consecutive extensions thereof, is referred to herein as an "Extension Period"). No Extension Period may end on a date other than an Interest Payment Date or extend beyond the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may

be. During any Extension Period, interest will continue to accrue on the Debt Securities, and interest on such accrued interest (such accrued interest and interest thereon referred to herein as "Deferred Interest") will accrue at an annual rate equal to the Interest Rate applicable during such Extension Period, compounded quarterly from the date such Deferred Interest would have been payable were it not for the Extension Period, to the extent permitted by applicable law. No interest or Deferred Interest (except any Additional Amounts (as defined in the Indenture) that may be due and payable) shall be due and payable during an Extension Period, except at the end thereof. At the end of any Extension Period, the Company shall pay all Deferred Interest then accrued and unpaid on the Debt Securities; provided, however, that during any Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (ii) make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any debt securities of the Company that rank *pari passu* in all respects with or junior in interest to the Debt Securities or (iii) make any payment under any guarantees of the Company that rank in all respects *pari passu* with or junior in respect to the Capital Securities Guarantee (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company (A) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (B) in connection with a dividend reinvestment or stockholder stock purchase plan or (C) in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock), as consideration in an acquisition transaction entered into prior to such Extension Period, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior to such stock). Prior to the termination of any Extension Period, the Company may further extend such Extension Period, provided, that no Extension Period (including all previous and further consecutive extensions that are part of such Extension Period) shall exceed 20 consecutive quarterly periods. Upon the termination of any Extension Period and upon the payment of all Deferred Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. The Company must give the Trustee notice of its election to begin or extend an Extension Period at least one Business Day prior to the regular record date applicable to the next succeeding Interest Payment Date.

The indebtedness evidenced by this Debt Security is, to the extent provided in the Indenture, subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture), and this Debt Security is issued subject to the provisions of the Indenture with respect thereto. Each holder of this Debt Security, by accepting the same, (a) agrees to and shall be bound by such provisions, (b) authorizes and directs the Trustee on such holder's behalf to take such action as may be necessary or appropriate to

acknowledge or effectuate the subordination so provided and (c) appoints the Trustee such holder's attorney-in-fact for any and all such purposes. Each holder hereof, by such holder's acceptance hereof, hereby waives all notice of the acceptance of the subordination provisions contained herein and in the Indenture by each holder of Senior Indebtedness, whether now outstanding or hereafter incurred, and waives reliance by each such holder upon said provisions.

The Company waives diligence, presentment, demand for payment, notice of nonpayment, notice of protest, and all other demands and notices.

This Debt Security shall not be entitled to any benefit under the Indenture hereinafter referred to and shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by or on behalf of the Trustee.

The provisions of this Debt Security are continued on the reverse side hereof and such continued provisions shall for all purposes have the same effect as though fully set forth at this place.

This Debt Security may contain more than one counterpart of the signature page and this Debt Security may be executed and authenticated by the affixing of the signature of a proper officer of the Company, and the signature of the Trustee providing authentication, to any of such counterpart signature pages. All of such counterpart signature pages shall be read as though one, and they shall have the same force and effect as though the Company had executed, and the Trustee had authenticated, a single signature page.

IN WITNESS WHEREOF, the Company has duly executed this certificate.

LYONS BANCORP, INC.

By: ______________________________
Name:
Title:

Dated: ____________________, ____

CERTIFICATE OF AUTHENTICATION

This is one of the Debt Securities referred to in the within-mentioned Indenture.

WILMINGTON TRUST COMPANY,
not in its individual capacity but solely as
the Trustee

By: ______________________________
Authorized Officer

Dated: ____________________, ____

[FORM OF REVERSE OF SECURITY]

This Debt Security is one of a duly authorized series of debt securities of the Company (collectively, the "Debt Securities"), all issued or to be issued pursuant to an Indenture (the "Indenture"), dated as of August 23, 2004, duly executed and delivered between the Company and Wilmington Trust Company, as Trustee (the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Debt Securities of which this Debt Security is a part.

Upon the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event (each, a "Special Event"), the Company shall have the right to redeem this Debt Security, at its option, in whole with all other Debt Securities but not in part, at any time, within 90 days following the occurrence of such Special Event (the "Special Redemption Date"), at the Special Redemption Price (as defined herein).

The Company shall also have the right to redeem this Debt Security at its option, in whole or (provided that all accrued and unpaid interest has been paid on all Debt Securities for all Interest Periods terminating on or prior to such date) from time to time in part, on any Interest Payment Date on or after August 23, 2009 (each, an "Optional Redemption Date"), at the Optional Redemption Price (as defined herein).

Any redemption pursuant to the preceding two paragraphs will be made, subject to receipt by the Company of prior approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve") if then required under applicable capital guidelines or policies of the Federal Reserve, upon not less than 30 days' nor more than 60 days' prior written notice. If the Debt Securities are only partially redeemed by the Company, the Debt Securities will be redeemed pro rata or by any other method utilized by the Trustee. In the event of redemption of this Debt Security in part only, a new Debt Security or Debt Securities for the unredeemed portion hereof will be issued in the name of the holder hereof upon the cancellation hereof.

"Optional Redemption Price" means an amount in cash equal to 100% of the principal amount of this Debt Security being redeemed plus unpaid interest accrued thereon to the related Optional Redemption Date.

"Special Redemption Price" means, with respect to the redemption of this Debt Security following a Special Event, an amount in cash equal to 104.00% of the principal amount of this Debt Security to be redeemed prior to August 23, 2005 and thereafter equal to the percentage of the principal amount of this Debt Security that is specified below for the Special Redemption Date plus, in each case, unpaid interest accrued thereon to the Special Redemption Date:

Special Redemption During the 12-Month Period Beginning August 23,	Percentage of Principal Amount
2005	103.20%
2006	102.40%
2007	101.60%
2008	100.80%
2009 and thereafter	100.00%

In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal of all of the Debt Securities may be declared, and, in certain cases, shall ipso facto become, due and payable, and upon any such declaration of acceleration shall become due and payable, in each case, in the manner, with the effect and subject to the conditions provided in the Indenture.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding affected thereby, as specified in the Indenture, to execute supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debt Securities; provided, however, that no such supplemental indenture shall, among other things, without the consent of the holders of each Debt Security then outstanding and affected thereby (i) change the Maturity Date of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate (or manner of calculation of the rate) or extend the time of payment of interest thereon, or reduce (other than as a result of the maturity or earlier redemption of any such Debt Security in accordance with the terms of the Indenture and such Debt Security) or increase the aggregate principal amount of Debt Securities then outstanding, or change any of the redemption provisions, or make the principal thereof or any interest or premium thereon payable in any coin or currency other than United States Dollars, or impair or affect the right of any holder to institute suit for payment thereof, or (ii) reduce the aforesaid percentage of Debt Securities the holders of which are required to consent to any such supplemental indenture. The Indenture also contains provisions permitting the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding, on behalf of the holders of all the Debt Securities, to waive any past default in the performance of any of the covenants contained in the Indenture, or established pursuant to the Indenture, and its consequences, except (a) a default in payments due in respect of any of the Debt Securities, (b) in respect of covenants or provisions of the Indenture which cannot be modified or amended without the consent of the holder of each Debt Security affected, or (c) in respect of the covenants of the Company relating to its ownership of Common Securities of the Trust. Any such consent or waiver by the holder of this Debt Security (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon

all future holders and owners of this Debt Security and of any Debt Security issued in exchange herefor or in place hereof (whether by registration of transfer or otherwise), irrespective of whether or not any notation of such consent or waiver is made upon this Debt Security.

No reference herein to the Indenture and no provision of this Debt Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to make all payments due on this Debt Security at the time and place and at the rate and in the money herein prescribed.

As provided in the Indenture and subject to certain limitations herein and therein set forth, this Debt Security is transferable by the holder hereof on the Debt Security Register (as defined in the Indenture) of the Company, upon surrender of this Debt Security for registration of transfer at the office or agency of the Trustee in Wilmington, Delaware, or at any other office or agency of the Company in Wilmington, Delaware or Albany, New York, accompanied by a written instrument or instruments of transfer in form satisfactory to the Company or the Trustee duly executed by the holder hereof or such holder's attorney duly authorized in writing, and thereupon one or more new Debt Securities of authorized denominations and for the same aggregate principal amount will be issued to the designated transferee or transferees. No service charge will be made for any such registration of transfer, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge payable in relation thereto as specified in the Indenture.

Prior to due presentment for registration of transfer of this Debt Security, the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent and the Debt Security registrar may deem and treat the holder hereof as the absolute owner hereof (whether or not this Debt Security shall be overdue and notwithstanding any notice of ownership or writing hereon) for the purpose of receiving payment of the principal of and premium, if any, and interest on this Debt Security and for all other purposes, and none of the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent or any Debt Security registrar shall be affected by any notice to the contrary.

As provided in the Indenture and subject to certain limitations herein and therein set forth, Debt Securities are exchangeable for a like aggregate principal amount of Debt Securities of different authorized denominations, as requested by the holder surrendering the same.

The Debt Securities are issuable only in registered certificated form without coupons.

No recourse shall be had for the payment of the principal of or premium, if any, or interest on this Debt Security, or for any claim based hereon, or otherwise in respect hereof, or based on or in respect of the Indenture, against any incorporator, stockholder, officer, director, employee or agent, past, present or future, as such, of the Company or of any predecessor or successor corporation of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as part of the consideration for the issuance hereof, expressly waived and released.

All terms used but not defined in this Debt Security shall have the meanings assigned to them in the Indenture.

THIS DEBT SECURITY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES OF SAID STATE OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

Exhibit 3.5

LYONS BANCORP, INC.

as Issuer

INDENTURE

Dated as of August 23, 2004

WILMINGTON TRUST COMPANY

as Trustee

FLOATING RATE JUNIOR SUBORDINATED DEBT SECURITIES DUE 2034

TABLE OF CONTENTS

THIS INDENTURE, dated as of August 23, 2004, between Lyons Bancorp, Inc., a financial holding company incorporated in the State of New York (hereinafter sometimes called the "Company"), and Wilmington Trust Company, a Delaware banking corporation, as trustee (hereinafter sometimes called the "Trustee").

WITNESSETH:

WHEREAS, for its lawful corporate purposes, the Company has duly authorized the issuance of its Floating Rate Junior Subordinated Debt Securities due 2034 (the "Debt Securities") under this Indenture and to provide, among other things, for the execution and authentication, delivery and administration thereof, the Company has duly authorized the execution of this Indenture.

NOW, THEREFORE, in consideration of the premises, and the purchase of the Debt Securities by the holders thereof, the Company covenants and agrees with the Trustee for the equal and proportionate benefit of the respective holders from time to time of the Debt Securities as follows:

ARTICLE I
DEFINITIONS

Section 1.01 Definitions.

The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles and the term "generally accepted accounting principles" means such accounting principles as are generally accepted in the United States at the time of any computation. The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Additional Amounts" has the meaning set forth in Section 3.06.

"Additional Provisions" has the meaning set forth in Section 15.01.

"Administrative Action" has the meaning specified within the definition of "Tax Event" in this Section 1.01.

"Authenticating Agent" means any agent or agents of the Trustee which at the time shall be appointed and acting pursuant to Section 6.12.

"Bankruptcy Law" means Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

"Board of Directors" means the board of directors or the executive committee or any other duly authorized designated officers of the Company.

"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification and delivered to the Trustee.

"Business Day" means any day other than a Saturday, Sunday or any other day on which banking institutions in Wilmington, Delaware or The City of New York are permitted or required by law or executive order to close.

"Calculation Agent" means the Person identified as "Trustee" in the first paragraph hereof with respect to the Debt Securities and the Institutional Trustee with respect to the Trust Securities.

"Capital Securities" means undivided preferred beneficial interests in the assets of the Trust which rank *pari passu* with Common Securities issued by the Trust; provided, however, that if an Event of Default (as defined in the Declaration) has occurred and is continuing, the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Capital Securities.

"Capital Securities Guarantee" means the guarantee agreement that the Company will enter into with Wilmington Trust Company or other Persons that operates directly or indirectly for the benefit of holders of Capital Securities of the Trust.

"Capital Treatment Event" means, if the Company is organized and existing under the laws of the United States or any state thereof or the District of Columbia, the receipt by the Company and the Trust of an Opinion of Counsel experienced in such matters to the effect that, as a result of any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision thereof or therein, or as the result of any official or administrative pronouncement or action or decision interpreting or applying such laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date of original issuance of the Debt Securities, there is more than an insubstantial risk that the Company will not, within 90 days of the date of such opinion, be entitled to treat an amount equal to the aggregate Liquidation Amount of the Capital Securities as "Tier 1 Capital" (or the then equivalent thereof) for purposes of the capital adequacy guidelines of the Federal Reserve (or any successor regulatory authority with jurisdiction over bank holding companies), as then in effect and applicable to the Company; provided, however, that the distribution of the Debt Securities in connection with the liquidation of the Trust by the Company shall not in and of itself constitute a Capital Treatment Event unless such liquidation shall have occurred in connection with a Tax Event or an Investment Company Event. For the avoidance of doubt, the adoption by the Board of Governors of the Federal Reserve System as a final rule of any of the proposals set forth in its notice of proposed rulemaking dated May 6, 2004, shall not constitute a Capital Treatment Event.

"Certificate" means a certificate signed by any one of the principal executive officer, the principal financial officer or the principal accounting officer of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Securities" means undivided beneficial interests in the assets of the Trust which are designated as "Common Securities" and rank *pari passu* with Capital Securities issued by the Trust; provided, however, that if an Event of Default (as defined in the Declaration) has occurred and is continuing, the rights of holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise are subordinated to the rights of holders of such Capital Securities.

"Company" means Lyons Bancorp, Inc., a financial holding company incorporated in the State of New York, and, subject to the provisions of Article XI, shall include its successors and assigns.

"Debt Security" or "Debt Securities" has the meaning stated in the first recital of this Indenture.

"Debt Security Register" has the meaning specified in Section 2.05.

"Declaration" means the Amended and Restated Declaration of Trust of the Trust, dated as of August 23, 2004, as amended or supplemented from time to time.

"Default" means any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

"Defaulted Interest" has the meaning set forth in Section 2.08.

"Deferred Interest" has the meaning set forth in Section 2.11.

"Event of Default" means any event specified in Section 5.01, which has continued for the period of time, if any, and after the giving of the notice, if any, therein designated.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Extension Period" has the meaning set forth in Section 2.11.

"Federal Reserve" means the Board of Governors of the Federal Reserve System.

"Indenture" means this Indenture as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented, or both.

"Institutional Trustee" has the meaning set forth in the Declaration.

"Interest Payment Date" means February 23, May 23, August 23 and November 23 of each year, commencing on November 23, 2004, subject to Section 14.07.

"Interest Period" has the meaning set forth in Section 2.08.

"Interest Rate" means, with respect to any Interest Period, a per annum rate of interest equal to LIBOR, as determined on the LIBOR Determination Date for such Interest Period (or, in the case of the first Interest Period, 1.74%), plus 2.65%; provided, however, that

the Interest Rate for any Interest Period may not exceed the highest rate permitted by New York law, as the same may be modified by United States law of general application.

"Investment Company Event" means the receipt by the Company and the Trust of an Opinion of Counsel experienced in such matters to the effect that, as a result of a change in law or regulation or written change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, there is more than an insubstantial risk that the Trust is or, within 90 days of the date of such opinion will be, considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended, which change becomes effective on or after the date of the original issuance of the Debt Securities.

"LIBOR" means the London Interbank Offered Rate for three-month U.S. Dollar deposits in Europe as determined by the Calculation Agent according to Section 2.10(b).

"LIBOR Banking Day" has the meaning set forth in Section 2.10(b)(i).

"LIBOR Business Day" has the meaning set forth in Section 2.10(b)(i).

"LIBOR Determination Date" has the meaning set forth in Section 2.10(b)(i).

"Liquidation Amount" means the liquidation amount of $1,000 per Trust Security.

"Maturity Date" means August 23, 2034, subject to Section 14.07.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Vice Chairman, the President or any Vice President, and by the Chief Financial Officer, the Treasurer, an Assistant Treasurer, the Comptroller, an Assistant Comptroller, the Secretary or an Assistant Secretary of the Company, and delivered to the Trustee. Each such certificate shall include the statements provided for in Section 14.06 if and to the extent required by the provisions of such Section.

"Opinion of Counsel" means an opinion in writing signed by legal counsel, who may be an employee of or counsel to the Company or may be other counsel reasonably satisfactory to the Trustee. Each such opinion shall include the statements provided for in Section 14.06 if and to the extent required by the provisions of such Section.

The term "outstanding," when used with reference to Debt Securities, subject to the provisions of Section 7.04, means, as of any particular time, all Debt Securities authenticated and delivered by the Trustee or the Authenticating Agent under this Indenture, except

(a) Debt Securities theretofore canceled by the Trustee or the Authenticating Agent or delivered to the Trustee for cancellation;

(b) Debt Securities, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any Paying Agent (other than the Company) or shall have been set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent); provided, that, if such

Debt Securities, or portions thereof, are to be redeemed prior to maturity thereof, notice of such redemption shall have been given as provided in Articles X and XIV or provision satisfactory to the Trustee shall have been made for giving such notice; and

(c) Debt Securities paid pursuant to Section 2.06 or in lieu of or in substitution for which other Debt Securities shall have been authenticated and delivered pursuant to the terms of Section 2.06 unless proof satisfactory to the Company and the Trustee is presented that any such Debt Securities are held by bona fide holders in due course.

"Optional Redemption Date" has the meaning set forth in Section 10.01.

"Optional Redemption Price" means an amount in cash equal to 100% of the principal amount of the Debt Securities being redeemed plus unpaid interest accrued on such Debt Securities to the related Optional Redemption Date.

"Paying Agent" has the meaning set forth in Section 3.04(e).

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust, unincorporated association, or government or any agency or political subdivision thereof, or any other entity of whatever nature.

"Predecessor Security" of any particular Debt Security means every previous Debt Security evidencing all or a portion of the same debt as that evidenced by such particular Debt Security; and, for the purposes of this definition, any Debt Security authenticated and delivered under Section 2.06 in lieu of a lost, destroyed or stolen Debt Security shall be deemed to evidence the same debt as the lost, destroyed or stolen Debt Security.

"Principal Office of the Trustee" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which at all times shall be located within the United States and at the time of the execution of this Indenture shall be Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001.

"Reference Banks" has the meaning set forth in Section 2.10(b)(ii).

"Resale Restriction Termination Date" means, with respect to any Debt Security, the date which is the later of (i) two years (or such shorter period of time as permitted by Rule 144(k) under the Securities Act) after the later of (y) the date of original issuance of such Debt Security and (z) the last date on which the Company or any Affiliate (as defined in Rule 405 under the Securities Act) of the Company was the holder of such Debt Security (or any predecessor thereto) and (ii) such later date, if any, as may be required by any subsequent change in applicable law.

"Responsible Officer" means, with respect to the Trustee, any officer within the Principal Office of the Trustee with direct responsibility for the administration of the Indenture, including any vice-president, any assistant vice-president, any secretary, any assistant secretary, the treasurer, any assistant treasurer, any trust officer or other officer of the Principal Office of the Trustee customarily performing functions similar to those performed by any of the above

designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of that officer's knowledge of and familiarity with the particular subject.

"Securities Act" means the Securities Act of 1933, as amended.

"Securityholder," "holder of Debt Securities" or other similar terms, means any Person in whose name at the time a particular Debt Security is registered on the Debt Security Register.

"Senior Indebtedness" means, with respect to the Company, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of the Company for money borrowed, similar obligations arising from off-balance sheet guarantees and direct credit substitutes and (B) indebtedness evidenced by securities, debentures, notes, bonds or other similar instruments issued by the Company, (ii) all capital lease obligations of the Company, (iii) all obligations of the Company issued or assumed as the deferred purchase price of property, all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business), (iv) all obligations of the Company for the reimbursement of any letter of credit, any banker's acceptance, any security purchase facility, any repurchase agreement or similar arrangement, all obligations associated with derivative products such as interest rate and foreign exchange contracts and commodity contracts, any interest rate swap, any other hedging arrangement, any obligation under options or any similar credit or other transaction, (v) all obligations of the type referred to in clauses (i) through (iv) above of other Persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise and (vi) all obligations of the type referred to in clauses (i) through (v) above of other Persons secured by any lien on any property or asset of the Company (whether or not such obligation is assumed by the Company), whether incurred on or prior to the date of this Indenture or thereafter incurred, unless, with the prior approval of the Federal Reserve if not otherwise generally approved, it is provided in the instrument creating or evidencing the same or pursuant to which the same is outstanding that such obligations are not superior or are *pari passu* in right of payment to the Debt Securities; provided, however, that Senior Indebtedness shall not include (A) any debt securities issued to any trust other than the Trust (or a trustee of such trust) that is a financing vehicle of the Company (a "financing entity"), in connection with the issuance by such financing entity of equity or other securities in transactions substantially similar in structure to the transactions contemplated hereunder and in the Declaration or (B) any guarantees of the Company in respect of the equity or other securities of any financing entity referred to in clause (A) above.

"Special Event" means any of a Tax Event, an Investment Company Event or a Capital Treatment Event.

"Special Redemption Date" has the meaning set forth in Section 10.02.

"Special Redemption Price" means, with respect to the redemption of any Debt Security following a Special Event, an amount in cash equal to 104.00% of the principal amount of Debt Securities to be redeemed prior to August 23, 2005 and thereafter equal to the percentage

of the principal amount of the Debt Securities that is specified below for the Special Redemption Date plus, in each case, unpaid interest accrued thereon to the Special Redemption Date:

Special Redemption During the 12-Month Period Beginning August 23,	Percentage of Principal Amount
2005	103.20%
2006	102.40%
2007	101.60%
2008	100.80%
2009 and thereafter	100.00%

"Subsidiary" means, with respect to any Person, (i) any corporation, at least a majority of the outstanding voting stock of which is owned, directly or indirectly, by such Person or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, (ii) any general partnership, joint venture or similar entity, at least a majority of the outstanding partnership or similar interests of which shall at the time be owned by such Person or one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries, and (iii) any limited partnership of which such Person or any of its Subsidiaries is a general partner. For the purposes of this definition, "voting stock" means shares, interests, participations or other equivalents in the equity interest (however designated) in such Person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such Person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

"Tax Event" means the receipt by the Company and the Trust of an Opinion of Counsel experienced in such matters to the effect that, as a result of any amendment to or change (including any announced prospective change) in the laws or any regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement (including any private letter ruling, technical advice memorandum, regulatory procedure, notice or announcement (an "Administrative Action")) or judicial decision interpreting or applying such laws or regulations, regardless of whether such Administrative Action or judicial decision is issued to or in connection with a proceeding involving the Company or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, Administrative Action or decision is enacted, promulgated or announced, in each case on or after the date of original issuance of the Debt Securities, there is more than an insubstantial risk that: (i) the Trust is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Debt Securities; (ii) if the Company is organized and existing under the laws of the United States or any state thereof or the District of Columbia, interest payable by the Company on the Debt Securities is not, or within 90 days of the date of such opinion, will not be, deductible by the Company, in whole or in part, for United States federal income tax purposes; or (iii) the Trust is, or will be within 90 days of the date of such opinion, subject to or otherwise required to pay,

or required to withhold from distributions to holders of Trust Securities, more than a de minimis amount of other taxes (including withholding taxes), duties, assessments or other governmental charges.

"Trust" means Lyons Capital Statutory Trust II, the Delaware statutory trust, or any other similar trust created for the purpose of issuing Capital Securities in connection with the issuance of Debt Securities under this Indenture, of which the Company is the sponsor.

"Trust Indenture Act" means the Trust Indenture Act of 1939, as amended from time to time, or any successor legislation.

"Trust Securities" means Common Securities and Capital Securities of the Trust.

"Trustee" means the Person identified as "Trustee" in the first paragraph hereof, and, subject to the provisions of Article VI hereof, shall also include its successors and assigns as Trustee hereunder.

"United States" means the United States of America and the District of Columbia.

"U.S. Person" has the meaning given to United States Person as set forth in Section 7701(a)(30) of the Code.

ARTICLE II
DEBT SECURITIES

Section 2.01 Authentication and Dating.

Upon the execution and delivery of this Indenture, or from time to time thereafter, Debt Securities in an aggregate principal amount not in excess of $5,155,000 may be executed and delivered by the Company to the Trustee for authentication, and the Trustee shall thereupon authenticate and make available for delivery said Debt Securities to or upon the written order of the Company, signed by its Chairman of the Board of Directors, Vice Chairman, President or Chief Financial Officer or one of its Vice Presidents, without any further action by the Company hereunder. In authenticating such Debt Securities, and accepting the additional responsibilities under this Indenture in relation to such Debt Securities, the Trustee shall be entitled to receive, and (subject to Section 6.01) shall be fully protected in relying upon a copy of any Board Resolution or Board Resolutions relating thereto and, if applicable, an appropriate record of any action taken pursuant to such resolution, in each case certified by the Secretary or an Assistant Secretary or other officers with appropriate delegated authority of the Company as the case may be.

The Trustee shall have the right to decline to authenticate and deliver any Debt Securities under this Section if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Securityholders.

The definitive Debt Securities shall be typed, printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Debt Securities, as evidenced by their execution of such Debt Securities.

Section 2.02 Form of Trustee's Certificate of Authentication.

The Trustee's certificate of authentication on all Debt Securities shall be in substantially the following form:

This is one of the Debt Securities referred to in the within-mentioned Indenture.

Wilmington Trust Company,
not in its individual capacity
but solely as trustee

By:________________________________
Authorized Officer

Section 2.03 Form and Denomination of Debt Securities.

The Debt Securities shall be substantially in the form of Exhibit A hereto. The Debt Securities shall be in registered, certificated form without coupons and in minimum denominations of $100,000 and any multiple of $1,000 in excess thereof. The Debt Securities shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plans as the officers executing the same may determine with the approval of the Trustee as evidenced by the execution and authentication thereof.

Section 2.04 Execution of Debt Securities.

The Debt Securities shall be signed in the name and on behalf of the Company by the manual or facsimile signature of its Chairman of the Board of Directors, Vice Chairman, President or Chief Financial Officer or one of its Executive Vice Presidents, Senior Vice Presidents or Vice Presidents, under its corporate seal (if legally required) which may be affixed thereto or printed, engraved or otherwise reproduced thereon, by facsimile or otherwise, and which need not be attested. Only such Debt Securities as shall bear thereon a certificate of authentication substantially in the form herein before recited, executed by the Trustee or the Authenticating Agent by the manual signature of an authorized officer, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee or the Authenticating Agent upon any Debt Security executed by the Company shall be conclusive evidence that the Debt Security so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

In case any officer of the Company who shall have signed any of the Debt Securities shall cease to be such officer before the Debt Securities so signed shall have been authenticated and delivered by the Trustee or the Authenticating Agent, or disposed of by the Company, such Debt Securities nevertheless may be authenticated and delivered or disposed of as though the Person who signed such Debt Securities had not ceased to be such officer of the

Company; and any Debt Security may be signed on behalf of the Company by such Persons as, at the actual date of the execution of such Debt Security, shall be the proper officers of the Company, although at the date of the execution of this Indenture any such person was not such an officer.

Every Debt Security shall be dated the date of its authentication.

Section 2.05 Exchange and Registration of Transfer of Debt Securities.

The Company shall cause to be kept, at the office or agency maintained for the purpose of registration of transfer and for exchange as provided in Section 3.02, a register (the "Debt Security Register") for the Debt Securities issued hereunder in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of all Debt Securities as provided in this Article II. Such register shall be in written form or in any other form capable of being converted into written form within a reasonable time.

Debt Securities to be exchanged may be surrendered at the Principal Office of the Trustee or at any office or agency to be maintained by the Company for such purpose as provided in Section 3.02, and the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange therefor, the Debt Security or Debt Securities which the Securityholder making the exchange shall be entitled to receive. Upon due presentment for registration of transfer of any Debt Security at the Principal Office of the Trustee or at any office or agency of the Company maintained for such purpose as provided in Section 3.02, the Company shall execute, the Company or the Trustee shall register and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in the name of the transferee or transferees, a new Debt Security for a like aggregate principal amount. Registration or registration of transfer of any Debt Security by the Trustee or by any agent of the Company appointed pursuant to Section 3.02, and delivery of such Debt Security, shall be deemed to complete the registration or registration of transfer of such Debt Security.

All Debt Securities presented for registration of transfer or for exchange or payment shall (if so required by the Company or the Trustee or the Authenticating Agent) be duly endorsed by, or be accompanied by, a written instrument or instruments of transfer in form satisfactory to the Company and either the Trustee or the Authenticating Agent duly executed by, the holder or such holder's attorney duly authorized in writing.

No service charge shall be made for any exchange or registration of transfer of Debt Securities, but the Company or the Trustee may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in connection therewith other than exchanges pursuant to Section 2.07, Section 9.04 or Section 10.04 not involving any transfer.

The Company or the Trustee shall not be required to exchange or register a transfer of any Debt Security for a period of 15 days immediately preceding the date of selection of Debt Securities for redemption.

Notwithstanding the foregoing, Debt Securities may not be transferred prior to the Resale Restriction Termination Date except in compliance with the legend set forth below, unless otherwise determined by the Company in accordance with applicable law, which legend shall be placed on each Debt Security:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS OR ANY OTHER APPLICABLE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN PRIOR TO THE DATE WHICH IS THE LATER OF (i) TWO YEARS (OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144(k) UNDER THE SECURITIES ACT) AFTER THE LATER OF (Y) THE DATE OF ORIGINAL ISSUANCE HEREOF AND (Z) THE LAST DATE ON WHICH THE COMPANY OR ANY AFFILIATE (AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT) OF THE COMPANY WAS THE HOLDER OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION (OR ANY PREDECESSOR THERETO) AND (ii) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY ANY SUBSEQUENT CHANGE IN APPLICABLE LAW, ONLY (A) TO THE COMPANY, (B) PURSUANT TO RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"), TO A PERSON THE HOLDER REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER", AS DEFINED IN RULE 144A, THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (C) PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a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

THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, AGREES THAT IT WILL COMPLY WITH THE FOREGOING RESTRICTIONS.

THE HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, BY ITS ACCEPTANCE HEREOF OR THEREOF, AS THE CASE MAY BE, ALSO AGREES, REPRESENTS AND WARRANTS THAT IT IS NOT AN EMPLOYEE BENEFIT, INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT SUBJECT TO TITLE I OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") (EACH A "PLAN"), OR AN ENTITY WHOSE UNDERLYING ASSETS INCLUDE "PLAN ASSETS" BY REASON OF ANY PLAN'S INVESTMENT IN THE ENTITY AND NO PERSON INVESTING "PLAN ASSETS" OF ANY PLAN MAY ACQUIRE OR HOLD THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN, UNLESS SUCH PURCHASER OR HOLDER IS ELIGIBLE FOR THE EXEMPTIVE RELIEF AVAILABLE UNDER U.S. DEPARTMENT OF LABOR PROHIBITED TRANSACTION CLASS EXEMPTION 96-23, 95-60, 91-38, 90-1 OR 84-14 OR ANOTHER APPLICABLE EXEMPTION OR ITS PURCHASE AND HOLDING OF THIS SECURITY OR SUCH INTEREST OR PARTICIPATION IS NOT PROHIBITED BY SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE WITH RESPECT TO SUCH PURCHASE OR HOLDING. ANY PURCHASER OR HOLDER OF THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN WILL BE DEEMED TO HAVE REPRESENTED BY ITS PURCHASE AND HOLDING HEREOF OR THEREOF, AS THE CASE MAY BE, THAT EITHER (i) IT IS NOT AN EMPLOYEE BENEFIT PLAN WITHIN THE MEANING OF SECTION 3(3) OF ERISA, OR A PLAN TO WHICH SECTION 4975 OF THE CODE IS APPLICABLE, A TRUSTEE OR OTHER PERSON ACTING ON BEHALF OF AN EMPLOYEE BENEFIT PLAN OR PLAN, OR ANY OTHER PERSON OR ENTITY USING THE ASSETS OF ANY EMPLOYEE BENEFIT PLAN OR PLAN TO FINANCE SUCH PURCHASE, OR (ii) SUCH PURCHASE AND HOLDING WILL NOT RESULT IN A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE FOR WHICH THERE IS NO APPLICABLE STATUTORY OR ADMINISTRATIVE EXEMPTION.

IN CONNECTION WITH ANY TRANSFER, THE HOLDER OF THIS SECURITY WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS MAY BE REQUIRED BY THE INDENTURE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

THIS SECURITY WILL BE ISSUED AND MAY BE TRANSFERRED ONLY IN MINIMUM DENOMINATIONS OF $100,000 AND MULTIPLES OF $1,000 IN EXCESS THEREOF. ANY ATTEMPTED TRANSFER OF THIS SECURITY IN DENOMINATIONS OF LESS THAN $100,000 SHALL BE DEEMED TO BE VOID AND OF NO LEGAL EFFECT WHATSOEVER. ANY SUCH PURPORTED TRANSFEREE SHALL BE DEEMED NOT TO BE THE HOLDER OF THIS SECURITY OR ANY

INTEREST OR PARTICIPATION HEREIN FOR ANY PURPOSE, INCLUDING, BUT NOT LIMITED TO, THE RECEIPT OF DISTRIBUTIONS ON THIS SECURITY OR SUCH INTEREST OR PARTICIPATION, AND SUCH PURPORTED TRANSFEREE SHALL BE DEEMED TO HAVE NO INTEREST WHATSOEVER IN THIS SECURITY OR ANY INTEREST OR PARTICIPATION HEREIN.

THIS OBLIGATION IS NOT A DEPOSIT AND IS NOT INSURED BY THE UNITED STATES OR ANY AGENCY OR FUND OF THE UNITED STATES, INCLUDING THE FEDERAL DEPOSIT INSURANCE CORPORATION (THE "FDIC"). THIS OBLIGATION IS SUBORDINATED TO THE CLAIMS OF THE DEPOSITORS AND THE CLAIMS OF GENERAL AND SECURED CREDITORS OF THE COMPANY, IS INELIGIBLE AS COLLATERAL FOR A LOAN BY THE COMPANY OR ANY OF ITS SUBSIDIARIES AND IS NOT SECURED.

Section 2.06 Mutilated, Destroyed, Lost or Stolen Debt Securities.

In case any Debt Security shall become mutilated or be destroyed, lost or stolen, the Company shall execute, and upon its written request the Trustee shall authenticate and deliver, a new Debt Security bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated Debt Security, or in lieu of and in substitution for the Debt Security so destroyed, lost or stolen. In every case the applicant for a substituted Debt Security shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and the Trustee evidence to their satisfaction of the destruction, loss or theft of such Debt Security and of the ownership thereof.

The Trustee may authenticate any such substituted Debt Security and deliver the same upon the written request or authorization of any officer of the Company. Upon the issuance of any substituted Debt Security, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith. In case any Debt Security which has matured or is about to mature or has been called for redemption in full shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substitute Debt Security, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Debt Security) if the applicant for such payment shall furnish to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless and, in case of destruction, loss or theft, evidence satisfactory to the Company and to the Trustee of the destruction, loss or theft of such Security and of the ownership thereof.

Every substituted Debt Security issued pursuant to the provisions of this Section 2.06 by virtue of the fact that any such Debt Security is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Debt Security shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Debt Securities duly issued hereunder. All Debt Securities shall be held and owned upon the express condition that, to the extent permitted by applicable law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Debt Securities and shall preclude any and all

other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

Section 2.07 Temporary Debt Securities.

Pending the preparation of definitive Debt Securities, the Company may execute and the Trustee shall authenticate and make available for delivery temporary Debt Securities that are typed, printed or lithographed. Temporary Debt Securities shall be issuable in any authorized denomination, and substantially in the form of the definitive Debt Securities but with such omissions, insertions and variations as may be appropriate for temporary Debt Securities, all as may be determined by the Company. Every such temporary Debt Security shall be executed by the Company and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with the same effect, as the definitive Debt Securities. Without unreasonable delay, the Company will execute and deliver to the Trustee or the Authenticating Agent definitive Debt Securities and thereupon any or all temporary Debt Securities may be surrendered in exchange therefor, at the Principal Office of the Trustee or at any office or agency maintained by the Company for such purpose as provided in Section 3.02, and the Trustee or the Authenticating Agent shall authenticate and make available for delivery in exchange for such temporary Debt Securities a like aggregate principal amount of such definitive Debt Securities. Such exchange shall be made by the Company at its own expense and without any charge therefor except that in case of any such exchange involving a registration of transfer the Company may require payment of a sum sufficient to cover any tax, fee or other governmental charge that may be imposed in relation thereto. Until so exchanged, the temporary Debt Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Debt Securities authenticated and delivered hereunder.

Section 2.08 Payment of Interest.

Each Debt Security will bear interest at the then applicable Interest Rate (i) in the case of the initial Interest Period, for the period from, and including, the date of original issuance of such Debt Security to, but excluding, the initial Interest Payment Date and (ii) thereafter, for the period from, and including, the first day following the end of the preceding Interest Period to, but excluding, the applicable Interest Payment Date or, in the case of the last Interest Period, the related Optional Redemption Date, Special Redemption Date or Maturity Date, as applicable (each such period, an "Interest Period"), on the principal thereof, on any overdue principal and (to the extent that payment of such interest is enforceable under applicable law) on Deferred Interest and on any overdue installment of interest (including Defaulted Interest), payable (subject to the provisions of Article XII) on each Interest Payment Date and on the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be. Interest and any Deferred Interest on any Debt Security that is payable, and is punctually paid or duly provided for by the Company, on any Interest Payment Date shall be paid to the Person in whose name such Debt Security (or one or more Predecessor Securities) is registered at the close of business on the regular record date for such interest installment, except that interest and any Deferred Interest payable on the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, shall be paid to the Person to whom principal is paid. In case (i) the Maturity Date of any Debt Security or (ii) any Debt Security or portion thereof is

called for redemption and the related Optional Redemption Date or the Special Redemption Date, as the case may be, is subsequent to the regular record date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Debt Security will be paid upon presentation and surrender of such Debt Security.

Any interest on any Debt Security, other than Deferred Interest, that is payable, but is not punctually paid or duly provided for by the Company, on any Interest Payment Date (herein called "Defaulted Interest") shall forthwith cease to be payable to the holder on the relevant regular record date by virtue of having been such holder, and such Defaulted Interest shall be paid by the Company to the Persons in whose names such Debt Securities (or their respective Predecessor Securities) are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner: the Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each such Debt Security and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements reasonably satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as provided in this paragraph. Thereupon the Trustee shall fix a special record date for the payment of such Defaulted Interest, which shall not be more than fifteen nor less than ten days prior to the date of the proposed payment and not less than ten days after the receipt by the Trustee of the notice of the proposed payment. The Trustee shall promptly notify the Company of such special record date and, in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the special record date therefor to be mailed, first class postage prepaid, to each Securityholder at his or her address as it appears in the Debt Security Register, not less than ten days prior to such special record date. Notice of the proposed payment of such Defaulted Interest and the special record date therefor having been mailed as aforesaid, such Defaulted Interest shall be paid to the Persons in whose names such Debt Securities (or their respective Predecessor Securities) are registered on such special record date and thereafter the Company shall have no further payment obligation in respect of the Defaulted Interest.

Any interest scheduled to become payable on an Interest Payment Date occurring during an Extension Period shall not be Defaulted Interest and shall be payable on such other date as may be specified in the terms of such Debt Securities.

The term "regular record date", as used in this Section, shall mean the fifteenth day prior to the applicable Interest Payment Date, whether or not such day is a Business Day.

Subject to the foregoing provisions of this Section, each Debt Security delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Debt Security shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debt Security.

Section 2.09 Cancellation of Debt Securities Paid, etc.

All Debt Securities surrendered for the purpose of payment, redemption, exchange or registration of transfer, shall, if surrendered to the Company or any Paying Agent, be surrendered to the Trustee and promptly canceled by it, or, if surrendered to the Trustee or any Authenticating Agent, shall be promptly canceled by it, and no Debt Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. All Debt Securities canceled by any Authenticating Agent shall be delivered to the Trustee. The Trustee shall destroy all canceled Debt Securities unless the Company otherwise directs the Trustee in writing, in which case the Trustee shall dispose of such Debt Securities as directed by the Company. If the Company shall acquire any of the Debt Securities, however, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Debt Securities unless and until the same are surrendered to the Trustee for cancellation.

Section 2.10 Computation of Interest.

(a) The amount of interest payable for any Interest Period will be computed on the basis of a 360-day year and the actual number of days elapsed in such Interest Period.

(b) LIBOR shall be determined by the Calculation Agent for each Interest Period (other than the first Interest Period, in which case LIBOR will be 1.74% per annum) in accordance with the following provisions:

(i) On the second LIBOR Business Day (provided, that on such day commercial banks are open for business (including dealings in foreign currency deposits) in London (a "LIBOR Banking Day"), and otherwise the next preceding LIBOR Business Day that is also a LIBOR Banking Day) prior to the Interest Payment Date that commences such Interest Period (each such day, a "LIBOR Determination Date"), LIBOR shall equal the rate, as obtained by the Calculation Agent, for three-month U.S. Dollar deposits in Europe, which appears on Telerate (as defined in the International Swaps and Derivatives Association, Inc. 2000 Interest Rate and Currency Exchange Definitions) page 3750 or such other page as may replace such page 3750, as of 11:00 a.m. (London time) on such LIBOR Determination Date, as reported by Bloomberg Financial Markets Commodities News or any successor service ("Telerate Page 3750"). "LIBOR Business Day" means any day that is not a Saturday, Sunday or other day on which commercial banking institutions in The City of New York or Wilmington, Delaware are authorized or obligated by law or executive order to be closed. If such rate is superseded on Telerate Page 3750 by a corrected rate before 12:00 noon (London time) on such LIBOR Determination Date, the corrected rate as so substituted will be LIBOR for such LIBOR Determination Date.

(ii) If, on such LIBOR Determination Date, such rate does not appear on Telerate Page 3750, the Calculation Agent shall determine the arithmetic mean of the offered quotations of the Reference Banks to leading banks in the London interbank market for three-month U.S. Dollar deposits in Europe (in an amount determined by the Calculation Agent) by reference to requests for quotations as of approximately 11:00 a.m. (London time) on such LIBOR Determination Date made by the Calculation Agent to the

Reference Banks. If, on such LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR shall equal the arithmetic mean of such quotations. If, on such LIBOR Determination Date, only one or none of the Reference Banks provide such a quotation, LIBOR shall be deemed to be the arithmetic mean of the offered quotations that at least two leading banks in The City of New York (as selected by the Calculation Agent) are quoting on such LIBOR Determination Date for three-month U.S. Dollar deposits in Europe at approximately 11:00 a.m. (London time) (in an amount determined by the Calculation Agent). As used herein, "Reference Banks" means four major banks in the London interbank market selected by the Calculation Agent.

(iii) If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR for such Interest Period shall be LIBOR in effect for the immediately preceding Interest Period.

(c) All percentages resulting from any calculations on the Debt Securities will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upward).

(d) On each LIBOR Determination Date, the Calculation Agent shall notify, in writing, the Company and the Paying Agent of the applicable Interest Rate that applies to the related Interest Period. The Calculation Agent shall, upon the request of a holder of any Debt Securities, inform such holder of the Interest Rate that applies to the related Interest Period. All calculations made by the Calculation Agent in the absence of manifest error shall be conclusive for all purposes and binding on the Company and the holders of the Debt Securities. The Paying Agent shall be entitled to rely on information received from the Calculation Agent or the Company as to the applicable Interest Rate. The Company shall, from time to time, provide any necessary information to the Paying Agent relating to any original issue discount and interest on the Debt Securities that is included in any payment and reportable for taxable income calculation purposes.

Section 2.11 Extension of Interest Payment Period.

So long as no Event of Default pursuant to Sections 5.01(b), (e) or (f) of this Indenture has occurred and is continuing, the Company shall have the right, from time to time and without causing an Event of Default, to defer payments of interest on the Debt Securities by extending the interest payment period on the Debt Securities at any time and from time to time during the term of the Debt Securities, for up to 20 consecutive quarterly periods (each such extended interest payment period, together with all previous and further consecutive extensions thereof, is referred to herein as an "Extension Period"). No Extension Period may end on a date other than an Interest Payment Date or extend beyond the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be. During any Extension Period, interest will continue to accrue on the Debt Securities, and interest on such accrued interest (such accrued interest and interest thereon referred to herein as "Deferred Interest") will accrue at an annual rate equal to the Interest Rate applicable during such Extension Period, compounded quarterly from the date such Deferred Interest would have been payable were it not for the Extension

Period, to the extent permitted by applicable law. No interest or Deferred Interest (except any Additional Amounts that may be due and payable) shall be due and payable during an Extension Period, except at the end thereof. At the end of any Extension Period, the Company shall pay all Deferred Interest then accrued and unpaid on the Debt Securities; provided, however, that during any Extension Period, the Company shall be subject to the restrictions set forth in Section 3.08. Prior to the termination of any Extension Period, the Company may further extend such Extension Period, provided, that no Extension Period (including all previous and further consecutive extensions that are part of such Extension Period) shall exceed 20 consecutive quarterly periods. Upon the termination of any Extension Period and upon the payment of all Deferred Interest, the Company may commence a new Extension Period, subject to the foregoing requirements. The Company must give the Trustee notice of its election to begin or extend an Extension Period at least one Business Day prior to the regular record date applicable to the next succeeding Interest Payment Date. The Trustee shall give notice of the Company's election to begin or extend an Extension Period to the Securityholders, promptly after receipt of notice from the Company of its election to begin or extend an Extension Period.

Section 2.12 CUSIP Numbers.

The Company in issuing the Debt Securities may use a "CUSIP" number (if then generally in use), and, if so, the Trustee shall use a "CUSIP" number in notices of redemption as a convenience to Securityholders; provided, that any such notice may state that no representation is made as to the correctness of such number either as printed on the Debt Securities or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Debt Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee in writing of any change in the CUSIP number.

ARTICLE III
PARTICULAR COVENANTS OF THE COMPANY

Section 3.01 Payment of Principal, Premium and Interest; Agreed Treatment of the Debt Securities.

(a) The Company covenants and agrees that it will duly and punctually pay or cause to be paid all payments due in respect of the Debt Securities at the place, at the respective times and in the manner provided in this Indenture and the Debt Securities. Payment of the principal of and premium, if any, and interest on the Debt Securities due on the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, will be made by the Company in immediately available funds against presentation and surrender of such Debt Securities. At the option of the Company, each installment of interest on the Debt Securities due on an Interest Payment Date other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, may be paid (i) by mailing checks for such interest payable to the order of the holders of Debt Securities entitled thereto as they appear on the Debt Security Register or (ii) by wire transfer of immediately available funds to any account with a banking institution located in the United States designated by such holders to the Paying Agent no later than the related record date. Notwithstanding anything to the contrary contained in this Indenture or any Debt Security, if the Trust or the

trustee of the Trust is the holder of any Debt Security, then all payments in respect of such Debt Security shall be made by the Company in immediately available funds when due.

(b) The Company will treat the Debt Securities as indebtedness, and the interest payable in respect of such Debt Securities (including any Additional Amounts) as interest, for all U.S. federal income tax purposes. All payments in respect of such Debt Securities will be made free and clear of U.S. withholding tax provided, that (i) any beneficial owner thereof that is a "United States person" within the meaning of Section 7701(a)(30) of the Code (A) has provided an Internal Revenue Service Form W-9 (or any substitute or successor form) in the manner required establishing its status as a "United States person" for U.S. federal income tax purposes, and (B) the Internal Revenue Service has neither notified the Issuer that the taxpayer identification number furnished by such beneficial owner is incorrect nor notified the Issuer that there is underreporting by such beneficial owner, and (ii) any beneficial owner thereof that is not a "United States person" within in the meaning of Section 7701(a)(30) of the Code has provided an Internal Revenue Service Form W-8 BEN, Internal Revenue Service Form W-8ECI, or Internal Revenue Service Form W-8EXP, as applicable (or any substitute or successor form) in the manner required establishing its non-U.S. status for U.S. federal income tax purposes.

(c) As of the date of this Indenture, the Company represents that it has no intention to exercise its right under Section 2.11 to defer payments of interest on the Debt Securities by commencing an Extension Period.

(d) As of the date of this Indenture, the Company represents that the likelihood that it would exercise its right under Section 2.11 to defer payments of interest on the Debt Securities by commencing an Extension Period at any time during which the Debt Securities are outstanding is remote because of the restrictions that would be imposed on the Company's ability to declare or pay dividends or distributions on, or to redeem, purchase or make a liquidation payment with respect to, any of its outstanding equity and on the Company's ability to make any payments of principal of or premium, if any, or interest on, or repurchase or redeem, any of its debt securities that rank *pari passu* in all respects with or junior in interest to the Debt Securities.

Section 3.02 Offices for Notices and Payments, etc.

So long as any of the Debt Securities remain outstanding, the Company will maintain in Wilmington, Delaware or in Albany, New York an office or agency where the Debt Securities may be presented for payment, an office or agency where the Debt Securities may be presented for registration of transfer and for exchange as provided in this Indenture and an office or agency where notices and demands to or upon the Company in respect of the Debt Securities or of this Indenture may be served. The Company will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. Until otherwise designated from time to time by the Company in a notice to the Trustee, or specified as contemplated by Section 2.05, such office or agency for all of the above purposes shall be the Principal Office of the Trustee. In case the Company shall fail to maintain any such office or agency in Wilmington, Delaware or in Albany, New York, or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Principal Office of the Trustee.

In addition to any such office or agency, the Company may from time to time designate one or more offices or agencies outside Wilmington, Delaware or Albany, New York where the Debt Securities may be presented for registration of transfer and for exchange in the manner provided in this Indenture, and the Company may from time to time rescind such designation, as the Company may deem desirable or expedient; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain any such office or agency in Wilmington, Delaware or in Albany, New York for the purposes above mentioned. The Company will give to the Trustee prompt written notice of any such designation or rescission thereof.

Section 3.03 Appointments to Fill Vacancies in Trustee's Office.

The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 6.09, a Trustee, so that there shall at all times be a Trustee hereunder.

Section 3.04 Provision as to Paying Agent.

(a) If the Company shall appoint a Paying Agent other than the Trustee, it will cause such Paying Agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provision of this Section 3.04,

(i) that it will hold all sums held by it as such agent for the payment of all payments due on the Debt Securities (whether such sums have been paid to it by the Company or by any other obligor on the Debt Securities) in trust for the benefit of the holders of the Debt Securities;

(ii) that it will give the Trustee prompt written notice of any failure by the Company (or by any other obligor on the Debt Securities) to make any payment on the Debt Securities when the same shall be due and payable; and

(iii) that it will, at any time during the continuance of any Event of Default, upon the written request of the Trustee, forthwith pay to the Trustee all sums so held in trust by such Paying Agent.

(b) If the Company shall act as its own Paying Agent, it will, on or before each due date of the payments due on the Debt Securities, set aside, segregate and hold in trust for the benefit of the holders of the Debt Securities a sum sufficient to make such payments so becoming due and will notify the Trustee in writing of any failure to take such action and of any failure by the Company (or by any other obligor under the Debt Securities) to make any payment on the Debt Securities when the same shall become due and payable.

Whenever the Company shall have one or more Paying Agents for the Debt Securities, it will, on or prior to each due date of the payments on the Debt Securities, deposit with a Paying Agent a sum sufficient to pay all payments so becoming due, such sum to be held in trust for the benefit of the Persons entitled thereto and (unless such Paying Agent is the Trustee) the Company shall promptly notify the Trustee in writing of its action or failure to act.

(c) Anything in this Section 3.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge with respect to the Debt Securities, or for any other reason, pay, or direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or any such Paying Agent, such sums to be held by the Trustee upon the same terms and conditions herein contained.

(d) Anything in this Section 3.04 to the contrary notwithstanding, the agreement to hold sums in trust as provided in this Section 3.04 is subject to Sections 12.03 and 12.04.

(e) The Company hereby initially appoints the Trustee to act as paying agent for the Debt Securities (the "Paying Agent").

Section 3.05 Certificate to Trustee.

The Company will deliver to the Trustee on or before 120 days after the end of each fiscal year, so long as Debt Securities are outstanding hereunder, a Certificate stating that in the course of the performance by the signers of their duties as officers of the Company they would normally have knowledge of any default by the Company in the performance of any covenants of the Company contained herein, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature thereof.

Section 3.06 Additional Amounts.

If and for so long as the Trust is the holder of all Debt Securities and is subject to or otherwise required to pay (or is required to withhold from distributions to holders of Trust Securities) any additional taxes (including withholding taxes), duties, assessments or other governmental charges as a result of a Tax Event, the Company will pay such additional amounts (the "Additional Amounts") on the Debt Securities or the Trust Securities, as the case may be, as shall be required so that the net amounts received and retained by the holders of Debt Securities or Trust Securities, as the case may be, after payment of all taxes (including withholding taxes), duties, assessments or other governmental charges, will be equal to the amounts that such holders would have received and retained had no such taxes (including withholding taxes), duties, assessments or other governmental charges been imposed.

Whenever in this Indenture or the Debt Securities there is a reference in any context to the payment of principal of or premium, if any, or interest on the Debt Securities, such mention shall be deemed to include mention of payments of the Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof pursuant to the provisions of this Section and express mention of the payment of Additional Amounts (if applicable) in any provisions hereof shall not be construed as excluding Additional Amounts in those provisions hereof where such express mention is not made, provided, however, that, notwithstanding anything to the contrary contained in this Indenture or any Debt Security, the deferral of the payment of interest during an Extension Period pursuant to Section 2.11 shall not defer the payment of any Additional Amounts that may be due and payable.

Section 3.07 Compliance with Consolidation Provisions.

The Company will not, while any of the Debt Securities remain outstanding, consolidate with, or merge into, any other Person, or merge into itself, or sell, convey, transfer or otherwise dispose of all or substantially all of its property or capital stock to any other Person unless the provisions of Article XI hereof are complied with.

Section 3.08 Limitation on Dividends.

If (i) there shall have occurred and be continuing a Default or an Event of Default, (ii) the Company shall be in default with respect to its payment of any obligations under the Capital Securities Guarantee or (iii) the Company shall have given notice of its election to defer payments of interest on the Debt Securities by extending the interest payment period as provided herein and such period, or any extension thereof, shall have commenced and be continuing, then the Company may not (A) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock, (B) make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any debt securities of the Company that rank *pari passu* in all respects with or junior in interest to the Debt Securities or (C) make any payment under any guarantees of the Company that rank *pari passu* in all respects with or junior in interest to the Capital Securities Guarantee (other than (a) repurchases, redemptions or other acquisitions of shares of capital stock of the Company (I) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (II) in connection with a dividend reinvestment or stockholder stock purchase plan or (III) in connection with the issuance of capital stock of the Company (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the occurrence of (i), (ii) or (iii) above, (b) as a result of any exchange or conversion of any class or series of the Company's capital stock (or any capital stock of a subsidiary of the Company) for any class or series of the Company's capital stock or of any class or series of the Company's indebtedness for any class or series of the Company's capital stock, (c) the purchase of fractional interests in shares of the Company's capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged, (d) any declaration of a dividend in connection with any stockholder's rights plan, or the issuance of rights, stock or other property under any stockholder's rights plan, or the redemption or repurchase of rights pursuant thereto or (e) any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks *pari passu* with or junior in interest to such stock).

Section 3.09 Covenants as to the Trust.

For so long as such Trust Securities remain outstanding, the Company shall maintain 100% ownership of the Common Securities; provided, however, that any permitted successor of the Company under this Indenture may succeed to the Company's ownership of such Common Securities. The Company, as owner of the Common Securities, shall use commercially reasonable efforts to cause the Trust (a) to remain a statutory trust, except in connection with a distribution of Debt Securities to the holders of Trust Securities in liquidation

of the Trust, the redemption of all of the Trust Securities or mergers, consolidations or amalgamations, each as permitted by the Declaration, (b) to otherwise continue to be classified as a grantor trust for United States federal income tax purposes and (c) to cause each holder of Trust Securities to be treated as owning an undivided beneficial interest in the Debt Securities.

ARTICLE IV
LISTS

Section 4.01 Securityholders' Lists.

The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee:

(a) on each regular record date for an Interest Payment Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Securityholders of the Debt Securities as of such record date; and

(b) at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished; except that no such lists need be furnished under this Section 4.01 so long as the Trustee is in possession thereof by reason of its acting as Debt Security registrar.

Section 4.02 Preservation and Disclosure of Lists.

(a) The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the holders of Debt Securities (1) contained in the most recent list furnished to it as provided in Section 4.01 or (2) received by it in the capacity of Debt Securities registrar (if so acting) hereunder. The Trustee may destroy any list furnished to it as provided in Section 4.01 upon receipt of a new list so furnished.

(b) In case three or more holders of Debt Securities (hereinafter referred to as "applicants") apply in writing to the Trustee and furnish to the Trustee reasonable proof that each such applicant has owned a Debt Security for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other holders of Debt Securities with respect to their rights under this Indenture or under such Debt Securities and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall within five Business Days after the receipt of such application, at its election, either:

(i) afford such applicants access to the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.02, or

(ii) inform such applicants as to the approximate number of holders of Debt Securities whose names and addresses appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section

4.02, and as to the approximate cost of mailing to such Securityholders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Securityholder of Debt Securities whose name and address appear in the information preserved at the time by the Trustee in accordance with the provisions of subsection (a) of this Section 4.02 a copy of the form of proxy or other communication which is specified in such request with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Securities and Exchange Commission, if permitted or required by applicable law, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the holders of all Debt Securities, as the case may be, or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If said Commission, as permitted or required by applicable law, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, said Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Securityholders with reasonable promptness after the entry of such order and the renewal of such tender; otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

(c) Each and every holder of Debt Securities, by receiving and holding the same, agrees with the Company and the Trustee that none of the Company, the Trustee or any Paying Agent shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the holders of Debt Securities in accordance with the provisions of subsection (b) of this Section 4.02, regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under said subsection (b).

Section 4.03 Financial and Other Information.

(a) The Company shall deliver, by hardcopy or electronic transmission, to (i) each Securityholder each Report on Form 10-K and Form 10-Q, if any, prepared by the Company and filed with the Securities and Exchange Commission in accordance with the Exchange Act within 10 Business Days after the filing thereof or (ii) if the Company is (a) not then subject to Section 13 or 15(d) of the Exchange Act (a "Private Entity") or (b) exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the information required by Rule 144A(d)(4) under the Securities Act. Notwithstanding the foregoing, so long as a Holder of the Debt Securities is NBC Capital Markets Group, Inc. or an entity that holds a pool of trust preferred securities and/or debt securities as collateral for its securities or a trustee thereof, and the Company is (i) a Private Entity that, on the date of original issuance of the Debt Securities, is required to provide audited consolidated financial statements to its primary regulatory authority, (ii) a Private Entity that, on the date of original issuance of the Debt Securities, is not required to provide audited consolidated financial statements to its primary regulatory authority but

subsequently becomes subject to the audited consolidated financial statement reporting requirements of that regulatory authority or (iii) subject to Section 13 or 15(d) of the Exchange Act on the date of original issuance of the Debt Securities or becomes so subject after the date hereof but subsequently becomes a Private Entity, then, within 90 days after the end of each fiscal year, beginning with the fiscal year in which the Debt Securities were originally issued if the Company was then subject to (x) Section 13 or 15(d) of the Exchange Act or (y) audited consolidated financial statement reporting requirements of its primary regulatory authority or, otherwise, the earliest fiscal year in which the Company becomes subject to (1) Section 13 or 15(d) of the Exchange Act or (2) the audited consolidated financial statement reporting requirements of its primary regulatory authority, the Company shall deliver, by hardcopy or electronic transmission, to each Securityholder, unless otherwise provided pursuant to the preceding sentence, (A) a copy of the Company's audited consolidated financial statements (including balance sheet and income statement) covering the related annual period and (B) the report of the independent accountants with respect to such financial statements. In addition to the foregoing, the Company shall deliver to each Securityholder within 30 days after the end of the fiscal year of the Company, Form 1099 or such other annual U.S. federal income tax information statement required by the Code containing such information with regard to the Debt Securities held by such holder as is required by the Code and the income tax regulations of the U.S. Treasury thereunder.

(b) If and so long as the Holder of the Debt Securities is NBC Capital Markets Group, Inc. or an entity that holds a pool of trust preferred securities and/or debt securities or a trustee thereof, the Company will cause copies of its reports on Form FR Y-9C to be delivered to such Holder promptly following their filing with the Federal Reserve.

ARTICLE V
REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS

Section 5.01 Events of Default.

The following events shall be "Events of Default" with respect to Debt Securities:

(a) the Company defaults in the payment of any interest upon any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days; for the avoidance of doubt, an extension of any interest payment period by the Company in accordance with Section 2.11 of this Indenture shall not constitute a default under this clause 5.01(a); or

(b) the Company defaults in the payment of any interest upon any Debt Security, including any Additional Amounts in respect thereof, following the nonpayment of any such interest for twenty or more consecutive Interest Periods; or

(c) the Company defaults in the payment of all or any part of the principal of (or premium, if any, on) any Debt Securities as and when the same shall become due and payable, whether at maturity, upon redemption, by acceleration of maturity pursuant to Section 5.01 of this Indenture or otherwise; or

(d) the Company defaults in the performance of, or breaches, any of its covenants or agreements in Sections 3.06, 3.07, 3.08 or 3.09 of this Indenture (other than a covenant or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder; or

(e) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official of the Company or for any substantial part of its property, or orders the winding-up or liquidation of its affairs and such decree, appointment or order shall remain unstayed and in effect for a period of 90 consecutive days; or

(f) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, shall consent to the entry of an order for relief in an involuntary case under any such law, or shall consent to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of the Company or of any substantial part of its property, or shall make any general assignment for the benefit of creditors, or shall fail generally to pay its debts as they become due; or

(g) the Trust shall have voluntarily or involuntarily liquidated, dissolved, wound-up its business or otherwise terminated its existence except in connection with (1) the distribution of the Debt Securities to holders of the Trust Securities in liquidation of their interests in the Trust, (2) the redemption of all of the outstanding Trust Securities or (3) mergers, consolidations or amalgamations, each as permitted by the Declaration.

If an Event of Default specified under clause (b) of this Section 5.01 occurs and is continuing with respect to the Debt Securities, then, in each and every such case, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding hereunder, by notice in writing to the Company (and to the Trustee if given by Securityholders), may declare the entire principal of the Debt Securities and any premium and interest accrued, but unpaid, thereon to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default specified under clause (e) or (f) of this Section 5.01 occurs, then, in each and every such case, the entire principal amount of the Debt Securities and any premium and interest accrued, but unpaid, thereon shall ipso facto become immediately due and payable without further action.

The foregoing provisions, however, are subject to the condition that if, at any time after the principal of the Debt Securities shall have become due by acceleration, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, (i) the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Debt Securities and all payments on the

Debt Securities which shall have become due otherwise than by acceleration (with interest upon all such payments and Deferred Interest, to the extent permitted by law) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other amounts due to the Trustee pursuant to Section 6.06, if any, and (ii) all Events of Default under this Indenture, other than the non-payment of the payments in respect of Debt Securities which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then, in each and every such case, the holders of a majority in aggregate principal amount of the Debt Securities then outstanding, by written notice to the Company and to the Trustee, may waive all defaults and rescind and annul such acceleration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon; provided, however, that if the Debt Securities are held by the Trust or a trustee of the Trust, such waiver or rescission and annulment shall not be effective until the holders of a majority in aggregate liquidation amount of the outstanding Capital Securities of the Trust shall have consented to such waiver or rescission and annulment.

In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission or annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Trustee and the holders of the Debt Securities shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the holders of the Debt Securities shall continue as though no such proceeding had been taken.

Section 5.02 Payment of Debt Securities on Default; Suit Therefor.

The Company covenants that upon the occurrence of an Event of Default pursuant to clause (b) of Section 5.01 and upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the holders of the Debt Securities, the whole amount that then shall have become due and payable on all Debt Securities, including Deferred Interest accrued on the Debt Securities; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including a reasonable compensation to the Trustee, its agents, attorneys and counsel, and any other amounts due to the Trustee under Section 6.06. In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on such Debt Securities and collect in the manner provided by law out of the property of the Company or any other obligor on such Debt Securities wherever situated the moneys adjudged or decreed to be payable.

In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Debt Securities under Bankruptcy Law, or in case a receiver or trustee shall have been appointed for the property of the Company or such other obligor, or in the case of any other similar judicial proceedings relative to the Company or other obligor upon the Debt Securities, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Debt

Securities shall then be due and payable as therein expressed or by acceleration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 5.02, shall be entitled and empowered, by intervention in such proceedings or otherwise, to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Debt Securities and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all other amounts due to the Trustee under Section 6.06) and of the Securityholders allowed in such judicial proceedings relative to the Company or any other obligor on the Debt Securities, or to the creditors or property of the Company or such other obligor, unless prohibited by applicable law and regulations, to vote on behalf of the holders of the Debt Securities in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or Person performing similar functions in comparable proceedings, and to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute the same after the deduction of its charges and expenses; and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the Securityholders to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other amounts due to the Trustee under Section 6.06.

Nothing herein contained shall be construed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Debt Securities or the rights of any holder thereof or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Debt Securities, may be enforced by the Trustee without the possession of any of the Debt Securities, or the production thereof at any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the holders of the Debt Securities.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the holders of the Debt Securities, and it shall not be necessary to make any holders of the Debt Securities parties to any such proceedings.

Section 5.03 Application of Moneys Collected by Trustee.

Any moneys collected by the Trustee shall be applied in the following order, at the date or dates fixed by the Trustee for the distribution of such moneys, upon presentation of the several Debt Securities in respect of which moneys have been collected, and stamping thereon the payment, if only partially paid, and upon surrender thereof if fully paid:

First: To the payment of costs and expenses incurred by, and reasonable fees of, the Trustee, its agents, attorneys and counsel, and of all other amounts due to the Trustee under Section 6.06;

Second: To the payment of all Senior Indebtedness of the Company if and to the extent required by Article XV;

Third: To the payment of the amounts then due and unpaid upon Debt Securities, in respect of which or for the benefit of which money has been collected, ratably, without preference or priority of any kind, according to the amounts due upon such Debt Securities; and

Fourth: The balance, if any, to the Company.

Section 5.04 Proceedings by Securityholders.

No holder of any Debt Security shall have any right to institute any suit, action or proceeding for any remedy hereunder, unless such holder previously shall have given to the Trustee written notice of an Event of Default with respect to the Debt Securities and unless the holders of not less than 25% in aggregate principal amount of the Debt Securities then outstanding shall have given the Trustee a written request to institute such action, suit or proceeding and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action, suit or proceeding; provided, that no holder of Debt Securities shall have any right to prejudice the rights of any other holder of Debt Securities, obtain priority or preference over any other such holder or enforce any right under this Indenture except in the manner herein provided and for the equal, ratable and common benefit of all holders of Debt Securities.

Notwithstanding any other provisions in this Indenture, the right of any holder of any Debt Security to receive payment of the principal of and premium, if any, and interest on such Debt Security when due, or to institute suit for the enforcement of any such payment, shall not be impaired or affected without the consent of such holder. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

Section 5.05 Proceedings by Trustee.

In case of an Event of Default, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

Section 5.06 Remedies Cumulative and Continuing.

Except as otherwise provided in Section 2.06, all powers and remedies given by this Article V to the Trustee or to the Securityholders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any other powers and remedies available to the Trustee or the holders of the Debt Securities, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture or otherwise established with respect to the Debt Securities, and no delay or omission of the Trustee or of any holder of any of the Debt Securities to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 5.04, every power and remedy given by this Article V or by law to the Trustee or to the Securityholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

Section 5.07 Direction of Proceedings and Waiver of Defaults by Majority of Securityholders.

The holders of a majority in aggregate principal amount of the Debt Securities affected at the time outstanding and, if the Debt Securities are held by the Trust or a trustee of the Trust, the holders of a majority in aggregate liquidation amount of the outstanding Capital Securities of the Trust shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to such Debt Securities; provided, however, that if the Debt Securities are held by the Trust or a trustee of the Trust, such time, method and place or such exercise, as the case may be, may not be so directed until the holders of a majority in aggregate liquidation amount of the outstanding Capital Securities of the Trust shall have directed such time, method and place or such exercise, as the case may be; provided, further, that (subject to the provisions of Section 6.01) the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine that the action so directed would be unjustly prejudicial to the holders not taking part in such direction or if the Trustee being advised by counsel determines that the action or proceeding so directed may not lawfully be taken or if a Responsible Officer of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability. Prior to any declaration of acceleration, or ipso facto acceleration, of the maturity of the Debt Securities, the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding may on behalf of the holders of all of the Debt Securities waive (or modify any previously granted waiver of) any past Default or Event of Default and its consequences, except a default (a) in the payment of principal of or premium, if any, or interest on any of the Debt Securities, (b) in respect of covenants or provisions hereof which cannot be modified or amended without the consent of the holder of each Debt Security affected, or (c) in respect of the covenants contained in Section 3.09; provided, however, that if the Debt Securities are held by the Trust or a trustee of the Trust, such waiver or modification to such waiver shall not be effective until the holders of a majority in aggregate liquidation amount of the outstanding Capital Securities of the Trust shall have consented to such waiver or modification to such waiver; provided, further, that if the consent of the holder of each outstanding Debt Security is required, such waiver or modification to such waiver shall not be effective until each holder of the outstanding Capital Securities of the Trust shall have consented to such waiver or

modification to such waiver. Upon any such waiver or modification to such waiver, the Default or Event of Default covered thereby shall be deemed to be cured for all purposes of this Indenture and the Company, the Trustee and the holders of the Debt Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver or modification to such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon. Whenever any Default or Event of Default hereunder shall have been waived as permitted by this Section, said Default or Event of Default shall for all purposes of the Debt Securities and this Indenture be deemed to have been cured and to be not continuing.

Section 5.08 Notice of Defaults.

The Trustee shall, within 90 days after a Responsible Officer of the Trustee shall have actual knowledge or received written notice of the occurrence of a default with respect to the Debt Securities, mail to all Securityholders, as the names and addresses of such holders appear upon the Debt Security Register, notice of all defaults with respect to the Debt Securities known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term "default" for the purpose of this Section is hereby defined to be any event specified in Section 5.01, not including periods of grace, if any, provided for therein); provided, that, except in the case of default in the payment of the principal of or premium, if any, or interest on any of the Debt Securities, the Trustee shall be protected in withholding such notice if and so long as a Responsible Officer of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders.

Section 5.09 Undertaking to Pay Costs.

All parties to this Indenture agree, and each holder of any Debt Security by such holder's acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder, or group of Securityholders, holding in the aggregate more than 10% in principal amount of the outstanding Debt Securities (or, if such Debt Securities are held by the Trust or a trustee of the Trust, more than 10% in liquidation amount of the outstanding Capital Securities),to any suit instituted by any Securityholder for the enforcement of the payment of the principal of or premium, if any, or interest on any Debt Security against the Company on or after the same shall have become due and payable or to any suit instituted in accordance with Section 14.12.

ARTICLE VI
CONCERNING THE TRUSTEE

Section 6.01 Duties and Responsibilities of Trustee.

With respect to the holders of Debt Securities issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Debt Securities and after the curing or waiving of all Events of Default which may have occurred, with respect to the Debt Securities, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default with respect to the Debt Securities has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct or bad faith, except that:

(a) prior to the occurrence of an Event of Default and after the curing or waiving of all Events of Default which may have occurred:

(i) the duties and obligations of the Trustee with respect to the Debt Securities shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations with respect to the Debt Securities as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(ii) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform on their face to the requirements of this Indenture;

(b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

(c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith, in accordance with the direction of the Securityholders pursuant to Section 5.07, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

(d) the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Debt Securities unless either (1) a Responsible Officer shall have

actual knowledge of such Default or Event of Default or (2) written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on the Debt Securities or by any holder of the Debt Securities, except that the Trustee shall be deemed to have knowledge of any Event of Default pursuant to Sections 5.01(a), 5.01(b) or 5.01(c) hereof (other than an Event of Default resulting from the default in the payment of Additional Amounts if the Trustee does not have actual knowledge or written notice that such payment is due and payable).

None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

Section 6.02 Reliance on Documents, Opinions, etc.

Except as otherwise provided in Section 6.01:

(a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, note, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers' Certificate (unless other evidence in respect thereof be herein specifically prescribed); and any Board Resolution may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c) the Trustee may consult with counsel of its selection and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders, pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which may be incurred therein or thereby;

(e) the Trustee shall not be liable for any action taken or omitted by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture; nothing contained herein shall, however, relieve the Trustee of the obligation, upon the occurrence of an Event of Default with respect to the Debt Securities (which has not been cured or waived) to exercise with respect to the Debt Securities such of the rights and powers vested in it by this Indenture, and to use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs;

(f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice,

request, consent, order, approval, bond, debenture, coupon or other paper or document, unless requested in writing to do so by the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected thereby; provided, however, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require reasonable indemnity against such expense or liability as a condition to so proceeding; and

(g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents (including any Authenticating Agent) or attorneys, and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed by it with due care.

Section 6.03 No Responsibility for Recitals, etc.

The recitals contained herein and in the Debt Securities (except in the certificate of authentication of the Trustee or the Authenticating Agent) shall be taken as the statements of the Company, and the Trustee and the Authenticating Agent assume no responsibility for the correctness of the same. The Trustee and the Authenticating Agent make no representations as to the validity or sufficiency of this Indenture or of the Debt Securities. The Trustee and the Authenticating Agent shall not be accountable for the use or application by the Company of any Debt Securities or the proceeds of any Debt Securities authenticated and delivered by the Trustee or the Authenticating Agent in conformity with the provisions of this Indenture.

Section 6.04 Trustee, Authenticating Agent, Paying Agents, Transfer Agents or Registrar May Own Debt Securities.

The Trustee, any Authenticating Agent, any Paying Agent, any transfer agent or any Debt Security registrar, in its individual or any other capacity, may become the owner or pledgee of Debt Securities with the same rights it would have if it were not Trustee, Authenticating Agent, Paying Agent, transfer agent or Debt Security registrar.

Section 6.05 Moneys to be Held in Trust.

Subject to the provisions of Section 12.04, all moneys received by the Trustee or any Paying Agent shall, until used or applied as herein provided, be held in trust for the purpose for which they were received, but need not be segregated from other funds except to the extent required by law. The Trustee and any Paying Agent shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company. So long as no Event of Default shall have occurred and be continuing, all interest allowed on any such moneys, if any, shall be paid from time to time to the Company upon the written order of the Company, signed by the Chairman of the Board of Directors, the President, the Chief Operating Officer, a Vice President, the Treasurer or an Assistant Treasurer of the Company.

Section 6.06 Compensation and Expenses of Trustee.

The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, such compensation as shall be agreed to in writing between the

Company and the Trustee (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and the Company will pay or reimburse the Trustee upon its written request for all documented reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the reasonable expenses and disbursements of its counsel and of all Persons not regularly in its employ) except any such expense, disbursement or advance that arises from its negligence, willful misconduct or bad faith. The Company also covenants to indemnify each of the Trustee (including in its individual capacity) and any predecessor Trustee (and its officers, agents, directors and employees) for, and to hold it harmless against, any and all loss, damage, claim, liability or expense including taxes (other than taxes based on the income of the Trustee), except to the extent such loss, damage, claim, liability or expense results from the negligence, willful misconduct or bad faith of such indemnitee, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in the premises. The obligations of the Company under this Section to compensate and indemnify the Trustee and to pay or reimburse the Trustee for documented expenses, disbursements and advances shall constitute additional indebtedness hereunder. Such additional indebtedness shall be secured by a lien prior to that of the Debt Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Debt Securities.

Without prejudice to any other rights available to the Trustee under applicable law, when the Trustee incurs expenses or renders services in connection with an Event of Default specified in clause (e), (f) or (g) of Section 5.01, the expenses (including the reasonable charges and expenses of its counsel) and the compensation for the services are intended to constitute expenses of administration under any applicable federal or state bankruptcy, insolvency or other similar law.

The provisions of this Section shall survive the resignation or removal of the Trustee and the defeasance or other termination of this Indenture.

Notwithstanding anything in this Indenture or any Debt Security to the contrary, the Trustee shall have no obligation whatsoever to advance funds to pay any principal of or interest on or other amounts with respect to the Debt Securities or otherwise advance funds to or on behalf of the Company.

Section 6.07 Officers' Certificate as Evidence.

Except as otherwise provided in Sections 6.01 and 6.02, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence, willful misconduct or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers' Certificate delivered to the Trustee, and such certificate, in the absence of negligence, willful misconduct or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

Section 6.08 Eligibility of Trustee.

The Trustee hereunder shall at all times be a U.S. Person that is a banking corporation or national association organized and doing business under the laws of the United States of America or any state thereof or of the District of Columbia and authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least fifty million U.S. dollars ($50,000,000) and subject to supervision or examination by federal, state, or District of Columbia authority. If such corporation or national association publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such corporation or national association shall be deemed to be its combined capital and surplus as set forth in its most recent records of condition so published.

The Company may not, nor may any Person directly or indirectly controlling, controlled by, or under common control with the Company, serve as Trustee, notwithstanding that such corporation or national association shall be otherwise eligible and qualified under this Article.

In case at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, the Trustee shall resign immediately in the manner and with the effect specified in Section 6.09.

If the Trustee has or shall acquire any "conflicting interest" within the meaning of §310(b) of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to, this Indenture.

Section 6.09 Resignation or Removal of Trustee.

(a) The Trustee, or any trustee or trustees hereafter appointed, may at any time resign by giving written notice of such resignation to the Company and by mailing notice thereof, at the Company's expense, to the holders of the Debt Securities at their addresses as they shall appear on the Debt Security Register. Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee or trustees by written instrument, in duplicate, executed by order of its Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor Trustee. If no successor Trustee shall have been so appointed and have accepted appointment within 30 days after the mailing of such notice of resignation to the affected Securityholders, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee, or any Securityholder who has been a bona fide holder of a Debt Security or Debt Securities for at least six months may, subject to the provisions of Section 5.09, on behalf of himself or herself and all others similarly situated, petition any such court for the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor Trustee.

(b) In case at any time any of the following shall occur:

(i) the Trustee shall fail to comply with the provisions of the last paragraph of Section 6.08 after written request therefor by the Company or by any

Securityholder who has been a bona fide holder of a Debt Security or Debt Securities for at least six months;

(ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 6.08 and shall fail to resign after written request therefor by the Company or by any such Securityholder; or

(iii) the Trustee shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

then, in any such case, the Company may remove the Trustee and appoint a successor Trustee by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor Trustee, or, subject to the provisions of Section 5.09, if no successor Trustee shall have been so appointed and have accepted appointment within 30 days of the occurrence of any of (i), (ii) or (iii) above, any Securityholder who has been a bona fide holder of a Debt Security or Debt Securities for at least six months may, on behalf of himself or herself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor Trustee.

(c) Upon prior written notice to the Company and the Trustee, the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding may at any time remove the Trustee and nominate a successor Trustee, which shall be deemed appointed as successor Trustee unless within ten Business Days after such nomination the Company objects thereto, in which case or in the case of a failure by such holders to nominate a successor Trustee, the Trustee so removed or any Securityholder, upon the terms and conditions and otherwise as in subsection (a) of this Section, may petition any court of competent jurisdiction for an appointment of a successor.

(d) Any resignation or removal of the Trustee and appointment of a successor Trustee pursuant to any of the provisions of this Section shall become effective upon acceptance of appointment by the successor Trustee as provided in Section 6.10.

Section 6.10 Acceptance by Successor Trustee.

Any successor Trustee appointed as provided in Section 6.09 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all of the rights, powers, trusts and duties of the retiring Trustee shall be vested in the successor Trustee, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations with respect to the Debt Securities of its predecessor hereunder, with like effect as if originally named as Trustee herein; but, nevertheless, on the written request of the Company or of the successor Trustee, the Trustee

ceasing to act shall, upon payment of the amounts then due it pursuant to the provisions of Section 6.06, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee so ceasing to act and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers. Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee to secure any amounts then due it pursuant to the provisions of Section 6.06.

No successor Trustee shall accept appointment as provided in this Section unless at the time of such acceptance such successor Trustee shall be eligible and qualified under the provisions of Section 6.08.

In no event shall a retiring Trustee be liable for the acts or omissions of any successor Trustee hereunder.

Upon acceptance of appointment by a successor Trustee as provided in this Section, the Company shall mail notice of the succession of such Trustee hereunder to the holders of Debt Securities at their addresses as they shall appear on the Debt Security Register. If the Company fails to mail such notice within ten Business Days after the acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

Section 6.11 Succession by Merger, etc.

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided, that such corporation shall be otherwise eligible and qualified under this Article.

In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Debt Securities shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Debt Securities so authenticated; and in case at that time any of the Debt Securities shall not have been authenticated, any successor to the Trustee may authenticate such Debt Securities either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificates shall have the full force which it is anywhere in the Debt Securities or in this Indenture provided that the certificate of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or authenticate Debt Securities in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 6.12 Authenticating Agents.

There may be one or more Authenticating Agents appointed by the Trustee upon the request of the Company with power to act on its behalf and subject to its direction in the authentication and delivery of Debt Securities issued upon exchange or registration of transfer thereof as fully to all intents and purposes as though any such Authenticating Agent had been expressly authorized to authenticate and deliver Debt Securities; provided, however, that the Trustee shall have no liability to the Company for any acts or omissions of the Authenticating Agent with respect to the authentication and delivery of Debt Securities. Any such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the United States or of any state thereof or of the District of Columbia authorized under such laws to act as Authenticating Agent, having a combined capital and surplus of at least $50,000,000 and being subject to supervision or examination by federal, state or District of Columbia authority. If such corporation publishes reports of condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect herein specified in this Section.

Any corporation into which any Authenticating Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, consolidation or conversion to which any Authenticating Agent shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of any Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, if such successor corporation is otherwise eligible under this Section without the execution or filing of any paper or any further act on the part of the parties hereto or such Authenticating Agent.

Any Authenticating Agent may at any time resign by giving written notice of resignation to the Trustee and to the Company. The Trustee may at any time terminate the agency of any Authenticating Agent with respect to the Debt Securities by giving written notice of termination to such Authenticating Agent and to the Company. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent shall cease to be eligible under this Section, the Trustee may, and upon the request of the Company shall, promptly appoint a successor Authenticating Agent eligible under this Section, shall give written notice of such appointment to the Company and shall mail notice of such appointment to all holders of Debt Securities as the names and addresses of such holders appear on the Debt Security Register. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all rights, powers, duties and responsibilities of its predecessor hereunder, with like effect as if originally named as Authenticating Agent herein.

The Company agrees to pay to any Authenticating Agent from time to time reasonable compensation for its services. Any Authenticating Agent shall have no responsibility or liability for any action taken by it as such in accordance with the directions of the Trustee.

ARTICLE VII
CONCERNING THE SECURITYHOLDERS

Section 7.01 Action by Securityholders.

Whenever in this Indenture it is provided that the holders of a specified percentage in aggregate principal amount of the Debt Securities or aggregate liquidation amount of the Capital Securities may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action), the fact that at the time of taking any such action the holders of such specified percentage have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by such Securityholders or holders of Capital Securities, as the case may be, in person or by agent or proxy appointed in writing, or (b) by the record of such holders of Debt Securities voting in favor thereof at any meeting of such Securityholders duly called and held in accordance with the provisions of Article VIII or of such holders of Capital Securities duly called and held in accordance with the provisions of the Declaration, or (c) by a combination of such instrument or instruments and any such record of such a meeting of such Securityholders or holders of Capital Securities, as the case may be, or (d) by any other method the Trustee deems satisfactory.

If the Company shall solicit from the Securityholders any request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, the Company may, at its option, as evidenced by an Officers' Certificate, fix in advance a record date for such Debt Securities for the determination of Securityholders entitled to give such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, but the Company shall have no obligation to do so. If such a record date is fixed, such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same may be given before or after the record date, but only the Securityholders of record at the close of business on the record date shall be deemed to be Securityholders for the purposes of determining whether Securityholders of the requisite proportion of outstanding Debt Securities have authorized or agreed or consented to such request, demand, authorization, direction, notice, consent, waiver or other action or revocation of the same, and for that purpose the outstanding Debt Securities shall be computed as of the record date; provided, however, that no such authorization, agreement or consent by such Securityholders on the record date shall be deemed effective unless it shall become effective pursuant to the provisions of this Indenture not later than six months after the record date.

Section 7.02 Proof of Execution by Securityholders.

Subject to the provisions of Sections 6.01, 6.02 and 8.05, proof of the execution of any instrument by a Securityholder or such Securityholder's agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The ownership of Debt Securities shall be proved by the Debt Security Register or by a certificate of the Debt Security registrar. The Trustee may require such additional proof of any matter referred to in this Section as it shall deem necessary.

The record of any Securityholders' meeting shall be proved in the manner provided in Section 8.06.

Section 7.03 Who Are Deemed Absolute Owners.

Prior to due presentment for registration of transfer of any Debt Security, the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent and any Debt Security registrar may deem the Person in whose name such Debt Security shall be registered upon the Debt Security Register to be, and may treat such Person as, the absolute owner of such Debt Security (whether or not such Debt Security shall be overdue) for the purpose of receiving payment of or on account of the principal of and premium, if any, and interest on such Debt Security and for all other purposes; and none of the Company, the Trustee, any Authenticating Agent, any Paying Agent, any transfer agent or any Debt Security registrar shall be affected by any notice to the contrary. All such payments so made to any holder for the time being or upon such holder's order shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Debt Security.

Section 7.04 Debt Securities Owned by Company Deemed Not Outstanding.

In determining whether the holders of the requisite aggregate principal amount of Debt Securities have concurred in any direction, consent or waiver under this Indenture, Debt Securities which are owned by the Company or any other obligor on the Debt Securities or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company (other than the Trust) or any other obligor on the Debt Securities shall be disregarded and deemed not to be outstanding for the purpose of any such determination, provided, that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver, only Debt Securities which a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded. Debt Securities so owned which have been pledged in good faith may be regarded as outstanding for the purposes of this Section if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debt Securities and that the pledgee is not the Company or any such other obligor or Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor. In the case of a dispute as to such right, any decision by the Trustee taken upon the advice of counsel shall be full protection to the Trustee.

Section 7.05 Revocation of Consents; Future Holders Bound.

At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 7.01, of the taking of any action by the holders of the percentage in aggregate principal amount of the Debt Securities specified in this Indenture in connection with such action, any holder (in cases where no record date has been set pursuant to Section 7.01) or any holder as of an applicable record date (in cases where a record date has been set pursuant to Section 7.01) of a Debt Security (or any Debt Security issued in whole or in part in exchange or substitution therefor) the serial number of which is shown by the evidence to be included in the Debt Securities the holders of which have consented to such action may, by filing written notice with the Trustee at the Principal Office of the Trustee and upon proof of holding as provided in

Section 7.02, revoke such action so far as concerns such Debt Security (or so far as concerns the principal amount represented by any exchanged or substituted Debt Security). Except as aforesaid any such action taken by the holder of any Debt Security shall be conclusive and binding upon such holder and upon all future holders and owners of such Debt Security, and of any Debt Security issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon such Debt Security or any Debt Security issued in exchange or substitution therefor.

ARTICLE VIII
SECURITYHOLDERS' MEETINGS

Section 8.01 Purposes of Meetings.

A meeting of Securityholders may be called at any time and from time to time pursuant to the provisions of this Article VIII for any of the following purposes:

(a) to give any notice to the Company or to the Trustee, or to give any directions to the Trustee, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Securityholders pursuant to any of the provisions of Article V;

(b) to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article VI;

(c) to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 9.02; or

(d) to take any other action authorized to be taken by or on behalf of the holders of any specified aggregate principal amount of such Debt Securities under any other provision of this Indenture or under applicable law.

Section 8.02 Call of Meetings by Trustee.

The Trustee may at any time call a meeting of Securityholders to take any action specified in Section 8.01, to be held at such time and at such place in The City of New York, the Borough of Manhattan, or Wilmington, Delaware, as the Trustee shall determine. Notice of every meeting of the Securityholders, setting forth the time and the place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed to holders of Debt Securities affected at their addresses as they shall appear on the Debt Securities Register. Such notice shall be mailed not less than 20 nor more than 180 days prior to the date fixed for the meeting.

Section 8.03 Call of Meetings by Company or Securityholders.

In case at any time the Company pursuant to a Board Resolution, or the holders of at least 10% in aggregate principal amount of the Debt Securities, as the case may be, then outstanding, shall have requested the Trustee to call a meeting of Securityholders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the

Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Securityholders may determine the time and the place in Albany, New York for such meeting and may call such meeting to take any action authorized in Section 8.01, by mailing notice thereof as provided in Section 8.02.

Section 8.04 Qualifications for Voting.

To be entitled to vote at any meeting of Securityholders, a Person shall be (a) a holder of one or more Debt Securities or (b) a Person appointed by an instrument in writing as proxy by a holder of one or more Debt Securities. The only Persons who shall be entitled to be present or to speak at any meeting of Securityholders shall be the Persons entitled to vote at such meeting and their counsel and any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

Section 8.05 Regulations.

Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Securityholders, in regard to proof of the holding of Debt Securities and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Securityholders as provided in Section 8.03, in which case the Company or the Securityholders calling the meeting, as the case may be, shall in like manner appoint a temporary chairman. A permanent chairman and a permanent secretary of the meeting shall be elected by majority vote at the meeting.

Subject to the provisions of Section 7.04, at any meeting each holder of Debt Securities with respect to which such meeting is being held or proxy therefor shall be entitled to one vote for each $1,000 principal amount of Debt Securities held or represented by such holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debt Security challenged as not outstanding and ruled by the chairman of the meeting to be not outstanding. The chairman of the meeting shall have no right to vote other than by virtue of Debt Securities held by such chairman or instruments in writing as aforesaid duly designating such chairman as the Person to vote on behalf of other Securityholders. Any meeting of Securityholders duly called pursuant to the provisions of Section 8.02 or 8.03 may be adjourned from time to time by a majority of those present, whether or not constituting a quorum, and the meeting may be held as so adjourned without further notice.

Section 8.06 Voting.

The vote upon any resolution submitted to any meeting of holders of Debt Securities with respect to which such meeting is being held shall be by written ballots on which shall be subscribed the signatures of such holders or of their representatives by proxy and the serial number or numbers of the Debt Securities held or represented by them. The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at

the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record in duplicate of the proceedings of each meeting of Securityholders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 8.02. The record shall show the serial numbers of the Debt Securities voting in favor of or against any resolution. The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

Section 8.07 Quorum; Actions.

The Persons entitled to vote a majority in aggregate principal amount of the Debt Securities then outstanding shall constitute a quorum for a meeting of Securityholders; provided, however, that if any action is to be taken at such meeting with respect to a consent, waiver, request, demand, notice, authorization, direction or other action which may be given by the holders of not less than a specified percentage in aggregate principal amount of the Debt Securities then outstanding, the Persons holding or representing such specified percentage in aggregate principal amount of the Debt Securities then outstanding will constitute a quorum. In the absence of a quorum within 30 minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Securityholders, be dissolved. In any other case, the meeting may be adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, such adjourned meeting may be further adjourned for a period of not less than 10 days as determined by the permanent chairman of the meeting prior to the adjournment of such adjourned meeting. Notice of the reconvening of any adjourned meeting shall be given as provided in Section 8.02, except that such notice need be given only once not less than five days prior to the date on which the meeting is scheduled to be reconvened. Notice of the reconvening of an adjourned meeting shall state expressly the percentage, as provided above, of the aggregate principal amount of the Debt Securities then outstanding which shall constitute a quorum.

Except as limited by the proviso in the first paragraph of Section 9.02, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted by the affirmative vote of the holders of a majority in aggregate principal amount of the Debt Securities then outstanding; provided, however, that, except as limited by the proviso in the first paragraph of Section 9.02, any resolution with respect to any consent, waiver, request, demand, notice, authorization, direction or other action that this Indenture expressly provides may be given by the holders of not less than a specified percentage in outstanding principal amount of the Debt Securities may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid only by the

affirmative vote of the holders of not less than such specified percentage in aggregate principal amount of the Debt Securities then outstanding.

Any resolution passed or decision taken at any meeting of holders of Debt Securities duly held in accordance with this Section shall be binding on all the Securityholders, whether or not present or represented at the meeting.

ARTICLE IX
SUPPLEMENTAL INDENTURES

Section 9.01 Supplemental Indentures without Consent of Securityholders.

The Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto, without the consent of the Securityholders, for one or more of the following purposes:

(a) to evidence the succession of another corporation to the Company, or successive successions, and the assumption by the successor corporation of the covenants, agreements and obligations of the Company, pursuant to Article XI hereof;

(b) to add to the covenants of the Company such further covenants, restrictions or conditions for the protection of the holders of Debt Securities as the Board of Directors shall consider to be for the protection of the holders of such Debt Securities, and to make the occurrence, or the occurrence and continuance, of a Default in any of such additional covenants, restrictions or conditions a Default or an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant, restriction or condition such supplemental indenture may provide for a particular period of grace after Default (which period may be shorter or longer than that allowed in the case of other Defaults) or may provide for an immediate enforcement upon such Default or may limit the remedies available to the Trustee upon such default;

(c) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture, or to make such other provisions in regard to matters or questions arising under this Indenture, provided, that any such action shall not adversely affect the interests of the holders of the Debt Securities then outstanding;

(d) to add to, delete from, or revise the terms of Debt Securities, including, without limitation, any terms relating to the issuance, exchange, registration or transfer of Debt Securities, including to provide for transfer procedures and restrictions substantially similar to those applicable to the Capital Securities, as required by Section 2.05 (for purposes of assuring that no registration of Debt Securities is required under the Securities Act), provided, that any such action shall not adversely affect the interests of the holders of the Debt Securities then outstanding (it being understood, for purposes of this proviso, that transfer restrictions on Debt Securities substantially similar to those applicable to Capital Securities shall not be deemed to adversely affect the holders of the Debt Securities);

(e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Debt Securities and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to the requirements of Section 6.10;

(f) to make any change (other than as elsewhere provided in this Section) that does not adversely affect the rights of any Securityholder in any material respect; or

(g) to provide for the issuance of and establish the form and terms and conditions of the Debt Securities, to establish the form of any certifications required to be furnished pursuant to the terms of this Indenture or the Debt Securities, or to add to the rights of the holders of Debt Securities.

The Trustee is hereby authorized to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer and assignment of any property thereunder, but the Trustee shall not be obligated to, but may in its discretion, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section may be executed by the Company and the Trustee without the consent of the holders of any of the Debt Securities at the time outstanding, notwithstanding any of the provisions of Section 9.02.

Section 9.02 Supplemental Indentures with Consent of Securityholders.

With the consent (evidenced as provided in Section 7.01) of the holders of a majority in aggregate principal amount of the Debt Securities at the time outstanding affected by such supplemental indenture, the Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto (which shall conform to the provisions of the Trust Indenture Act, then in effect, applicable to indentures qualified thereunder) for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the holders of the Debt Securities; provided, however, that no such supplemental indenture shall, without the consent of the holders of each Debt Security then outstanding and affected thereby, (i) change the Maturity Date of any Debt Security, or reduce the principal amount thereof or any premium thereon, or reduce the rate (or manner of calculation of the rate) or extend the time of payment of interest thereon, or reduce (other than as a result of the maturity or earlier redemption of any such Debt Security in accordance with the terms of this Indenture and such Debt Security) or increase the aggregate principal amount of Debt Securities then outstanding, or change any of the redemption provisions, or make the principal thereof or any interest or premium thereon payable in any coin or currency other than United States Dollars, or impair or affect the right of any Securityholder to institute suit for payment thereof, or (ii) reduce the aforesaid percentage of Debt Securities the holders of which are required to consent to any such supplemental indenture; and provided, further, that if the Debt Securities are held by the Trust or the trustee of the Trust, such supplemental indenture shall not be effective until the holders of a majority in aggregate

liquidation amount of the outstanding Capital Securities shall have consented to such supplemental indenture; provided, further, that if the consent of the Securityholder of each outstanding Debt Security is required, such supplemental indenture shall not be effective until each holder of the outstanding Capital Securities shall have consented to such supplemental indenture.

Upon the request of the Company accompanied by a Board Resolution authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Securityholders (and holders of Capital Securities, if required) as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee's own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

Promptly after the execution by the Company and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall transmit by mail, first class postage prepaid, a notice, prepared by the Company, setting forth in general terms the substance of such supplemental indenture, to the Securityholders as their names and addresses appear upon the Debt Security Register. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

It shall not be necessary for the consent of the Securityholders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

Section 9.03 Effect of Supplemental Indentures.

Upon the execution of any supplemental indenture pursuant to the provisions of this Article IX, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the holders of Debt Securities shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

Section 9.04 Notation on Debt Securities.

Debt Securities authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article IX may bear a notation as to any matter provided for in such supplemental indenture. If the Company or the Trustee shall so determine, new Debt Securities so modified as to conform, in the opinion of the Board of Directors of the Company, to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company, authenticated by the Trustee or the Authenticating Agent and delivered in exchange for the Debt Securities then outstanding.

Section 9.05 Evidence of Compliance of Supplemental Indenture to be Furnished to Trustee.

The Trustee, subject to the provisions of Sections 6.01 and 6.02, shall, in addition to the documents required by Section 14.06, receive an Officers' Certificate as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article IX. The Trustee shall also receive an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article IX is authorized or permitted by, and conforms to, the terms of this Article IX and that it is proper for the Trustee under the provisions of this Article IX to join in the execution thereof.

ARTICLE X
REDEMPTION OF SECURITIES

Section 10.01 Optional Redemption.

The Company shall have the right, subject to the receipt by the Company of the prior approval from the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, to redeem the Debt Securities, in whole or (provided that all accrued and unpaid interest has been paid on all Debt Securities for all Interest Periods terminating on or prior to such date) from time to time in part, on any Interest Payment Date on or after August 23, 2009 (each, an "Optional Redemption Date"), at the Optional Redemption Price.

Section 10.02 Special Event Redemption.

If a Special Event shall occur and be continuing, the Company shall have the right, subject to the receipt by the Company of prior approval from the Federal Reserve, if then required under applicable capital guidelines or policies of the Federal Reserve, to redeem the Debt Securities, in whole but not in part, at any time within 90 days following the occurrence of such Special Event (the "Special Redemption Date"), at the Special Redemption Price.

Section 10.03 Notice of Redemption; Selection of Debt Securities.

In case the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of the Debt Securities, it shall fix a date for redemption and shall mail, or cause the Trustee to mail (at the expense of the Company), a notice of such redemption at least 30 and not more than 60 days prior to the date fixed for redemption to the holders of Debt Securities so to be redeemed as a whole or in part at their last addresses as the same appear on the Debt Security Register. Such mailing shall be by first class mail. The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the holder of any Debt Security designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Debt Security.

Each such notice of redemption shall specify the CUSIP number, if any, of the Debt Securities to be redeemed, the date fixed for redemption, the price (or manner of calculation of the price) at which Debt Securities are to be redeemed, the place or places of

payment, that payment will be made upon presentation and surrender of such Debt Securities, that interest accrued to the date fixed for redemption will be paid as specified in said notice, and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. If less than all the Debt Securities are to be redeemed, the notice of redemption shall specify the numbers of the Debt Securities to be redeemed. In case the Debt Securities are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Debt Security, a new Debt Security or Debt Securities in principal amount equal to the unredeemed portion thereof will be issued.

Prior to 10:00 a.m., New York City time, on the Optional Redemption Date or the Special Redemption Date specified in the notice of redemption given as provided in this Section, the Company will deposit with the Trustee or with one or more Paying Agents an amount of money sufficient to redeem on such date all the Debt Securities so called for redemption at the applicable price therefor, together with unpaid interest accrued to such date.

The Company will give the Trustee notice not less than 45 nor more than 75 days prior to the date fixed for redemption as to the price at which the Debt Securities are to be redeemed and the aggregate principal amount of Debt Securities to be redeemed and the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Debt Securities or portions thereof (in integral multiples of $1,000) to be redeemed.

Section 10.04 Payment of Debt Securities Called for Redemption.

If notice of redemption has been given as provided in Section 10.03, the Debt Securities or portions of Debt Securities with respect to which such notice has been given shall become due and payable on the related Optional Redemption Date or Special Redemption Date (as the case may be) and at the place or places stated in such notice at the applicable price therefor, together with unpaid interest accrued thereon to said Optional Redemption Date or the Special Redemption Date (as the case may be), and on and after said Optional Redemption Date or the Special Redemption Date (as the case may be) (unless the Company shall default in the payment of such Debt Securities at the redemption price, together with unpaid interest accrued thereon to said date) interest on the Debt Securities or portions of Debt Securities so called for redemption shall cease to accrue. On presentation and surrender of such Debt Securities at a place of payment specified in said notice, such Debt Securities or the specified portions thereof shall be paid and redeemed by the Company at the applicable price therefor, together with unpaid interest, if any, accrued thereon to said Optional Redemption Date or the Special Redemption Date (as the case may be); provided, however, that interest payable on any Interest Payment Date on or prior to said Optional Redemption Date or the Special Redemption Date will be paid to the holders on the relevant regular record date.

Upon presentation of any Debt Security redeemed in part only, the Company shall execute and the Trustee shall authenticate and make available for delivery to the holder thereof, at the expense of the Company, a new Debt Security or Debt Securities of authorized denominations in principal amount equal to the unredeemed portion of the Debt Security so presented.

ARTICLE XI
CONSOLIDATION, MERGER, SALE, CONVEYANCE AND LEASE

Section 11.01 Company May Consolidate, etc., on Certain Terms.

Nothing contained in this Indenture or in the Debt Securities shall prevent any consolidation or merger of the Company with or into any other corporation or corporations (whether or not affiliated with the Company) or successive consolidations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, conveyance, transfer or other disposition of all or substantially all of the property or capital stock of the Company or its successor or successors to any other corporation (whether or not affiliated with the Company or its successor or successors) authorized to acquire and operate the same; provided, however, that the Company hereby covenants and agrees that (i) upon any such consolidation, merger (where the Company is not the surviving corporation), sale, conveyance, transfer or other disposition, the successor entity shall be a corporation organized and existing under the laws of the United States or any state thereof or the District of Columbia (unless such corporation has (1) agreed to make all payments due in respect of the Debt Securities or, if outstanding, the Trust Securities and the Capital Securities Guarantee without withholding or deduction for, or on account of, any taxes, duties, assessments or other governmental charges under the laws or regulations of the jurisdiction of organization or residence (for tax purposes) of such corporation or any political subdivision or taxing authority thereof or therein unless required by applicable law, in which case such corporation shall have agreed to pay such additional amounts as shall be required so that the net amounts received and retained by the holders of such Debt Securities or Trust Securities, as the case may be, after payment of all taxes (including withholding taxes), duties, assessments or other governmental charges, will be equal to the amounts that such holders would have received and retained had no such taxes (including withholding taxes), duties, assessments or other governmental charges been imposed, (2) irrevocably and unconditionally consented and submitted to the jurisdiction of any United States federal court or New York state court, in each case located in the Borough of Manhattan, The City of New York, in respect of any action, suit or proceeding against it arising out of or in connection with this Indenture, the Debt Securities, the Capital Securities Guarantee or the Declaration and irrevocably and unconditionally waived, to the fullest extent permitted by law, any objection to the laying of venue in any such court or that any such action, suit or proceeding has been brought in an inconvenient forum and (3) irrevocably appointed an agent in The City of New York for service of process in any action, suit or proceeding referred to in clause (2) above) and such corporation expressly assumes all of the obligations of the Company under the Debt Securities, this Indenture, the Capital Securities Guarantee and the Declaration and (ii) after giving effect to any such consolidation, merger, sale, conveyance, transfer or other disposition, no Default or Event of Default shall have occurred and be continuing.

Section 11.02 Successor Entity to be Substituted.

In case of any such consolidation, merger, sale, conveyance, transfer or other disposition contemplated in Section 11.01 and upon the assumption by the successor corporation, by supplemental indenture, executed and delivered to the Trustee and reasonably satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all of the Debt Securities and the due and punctual performance and observance

of all of the covenants and conditions of this Indenture to be performed or observed by the Company, such successor corporation shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as the Company, and thereupon the predecessor entity shall be relieved of any further liability or obligation hereunder or upon the Debt Securities. Such successor corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, any or all of the Debt Securities issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee or the Authenticating Agent; and, upon the order of such successor corporation instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee or the Authenticating Agent shall authenticate and deliver any Debt Securities which previously shall have been signed and delivered by the officers of the Company to the Trustee or the Authenticating Agent for authentication, and any Debt Securities which such successor corporation thereafter shall cause to be signed and delivered to the Trustee or the Authenticating Agent for that purpose. All the Debt Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Debt Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debt Securities had been issued at the date of the execution hereof.

Section 11.03 Opinion of Counsel to be Given to Trustee.

The Trustee, subject to the provisions of Sections 6.01 and 6.02, shall receive, in addition to the Opinion of Counsel required by Section 9.05, an Opinion of Counsel as conclusive evidence that any consolidation, merger, sale, conveyance, transfer or other disposition, and any assumption, permitted or required by the terms of this Article XI complies with the provisions of this Article XI.

ARTICLE XII
SATISFACTION AND DISCHARGE OF INDENTURE

Section 12.01 Discharge of Indenture.

When (a) the Company shall deliver to the Trustee for cancellation all Debt Securities theretofore authenticated (other than any Debt Securities which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.06) and not theretofore canceled, or (b) all the Debt Securities not theretofore canceled or delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and the Company shall deposit with the Trustee, in trust, funds, which shall be immediately due and payable, sufficient to pay at maturity or upon redemption all of the Debt Securities (other than any Debt Securities which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.06) not theretofore canceled or delivered to the Trustee for cancellation, including principal and premium, if any, and interest due or to become due to the Maturity Date, any Optional Redemption Date or the Special Redemption Date, as the case may be, but excluding, however, the amount of any moneys for the payment of principal of and premium, if any, or interest on the Debt Securities (1) theretofore repaid to the Company in accordance with the provisions of Section 12.04, or (2) paid to any state or to the District of

Columbia pursuant to its unclaimed property or similar laws, and if in the case of either clause (a) or (b) above the Company shall also pay or cause to be paid all other sums payable hereunder by the Company, then this Indenture shall cease to be of further effect except for the provisions of Sections 2.05, 2.06, 3.01, 3.02, 3.04, 6.06, 6.09 and 12.04 hereof, which shall survive until such Debt Securities shall mature or are redeemed, as the case may be, and are paid in full. Thereafter, Sections 6.06, 6.09 and 12.04 shall survive, and the Trustee, on demand of the Company accompanied by an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with, and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture, the Company, however, hereby agreeing to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred by the Trustee in connection with this Indenture or the Debt Securities.

Section 12.02 Deposited Moneys to be Held in Trust by Trustee.

Subject to the provisions of Section 12.04, all moneys deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it to the payment, either directly or through any Paying Agent (including the Company if acting as its own Paying Agent), to the holders of the particular Debt Securities for the payment of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal, premium, if any, and interest.

Section 12.03 Paying Agent to Repay Moneys Held.

Upon the satisfaction and discharge of this Indenture, all moneys then held by any Paying Agent of the Debt Securities (other than the Trustee) shall, upon demand of the Company, be repaid to the Company or paid to the Trustee, and thereupon such Paying Agent shall be released from all further liability with respect to such moneys.

Section 12.04 Return of Unclaimed Moneys.

Any moneys deposited with or paid to the Trustee or any Paying Agent for payment of the principal of and premium, if any, or interest on Debt Securities and not applied but remaining unclaimed by the holders of Debt Securities for two years after the date upon which the principal of and premium, if any, or interest on such Debt Securities, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee or such Paying Agent on written demand; and the holder of any of the Debt Securities shall thereafter look only to the Company for any payment which such holder may be entitled to collect and all liability of the Trustee or such Paying Agent with respect to such moneys shall thereupon cease.

ARTICLE XIII
IMMUNITY OF INCORPORATORS, STOCKHOLDERS,
OFFICERS AND DIRECTORS

Section 13.01 Indenture and Debt Securities Solely Corporate Obligations.

No recourse for the payment of the principal of or premium, if any, or interest on any Debt Security, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in this Indenture or in any supplemental indenture, or in any such Debt Security, or because of the creation of any indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or agent, as such, past, present or future, of the Company or of any predecessor or successor corporation of the Company, either directly or through the Company or any successor corporation of the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that all such liability is hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of the Debt Securities.

ARTICLE XIV
MISCELLANEOUS PROVISIONS

Section 14.01 Successors.

All the covenants, stipulations, promises and agreements of the Company contained in this Indenture shall bind its successors and assigns, whether so expressed or not.

Section 14.02 Official Acts by Successor Entity.

Any act or proceeding by any provision of this Indenture authorized or required to be done or performed by any board, committee or officer of the Company shall and may be done and performed with like force and effect by the like board, committee, officer or other authorized Person of any entity that shall at the time be the lawful successor of the Company.

Section 14.03 Surrender of Company Powers.

The Company, by instrument in writing executed by authority of 2/3 (two thirds) of its Board of Directors and delivered to the Trustee, may surrender any of the powers reserved to the Company and thereupon such power so surrendered shall terminate both as to the Company and as to any permitted successor.

Section 14.04 Addresses for Notices, etc.

Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Securityholders on the Company may be given or served in writing by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Trustee for such purpose) to the Company at 35 William Street, Lyons, New York 14489-0380, *Attention:* Robert A. Schick. Any notice, direction, request or demand by any Securityholder or

the Company to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the office of Wilmington Trust Company at Rodney Square North, 1100 North Market Street, Wilmington, DE 19890-0001, Attention: Corporate Trust Administration.

Section 14.05 Governing Law.

This Indenture and the Debt Securities shall each be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws principles of said State other than Section 5-1401 of the New York General Obligations Law.

Section 14.06 Evidence of Compliance with Conditions Precedent.

Upon any application or demand by the Company to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that in the opinion of the signers all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with (except that no such Opinion of Counsel is required to be furnished to the Trustee in connection with the authentication and issuance of Debt Securities).

Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture (except certificates delivered pursuant to Section 3.05) shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition and the definitions relating thereto; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 14.07 Business Day Convention.

Notwithstanding anything to the contrary contained herein, if any Interest Payment Date, other than the Maturity Date, any Optional Redemption Date or the Special Redemption Date, falls on a day that is not a Business Day, then any interest payable will be paid on, and such Interest Payment Date will be moved to, the next succeeding Business Day, and additional interest will accrue for each day that such payment is delayed as a result thereof. If the Maturity Date, any Optional Redemption Date or the Special Redemption Date falls on a day that is not a Business Day, then the principal, premium, if any, and/or interest payable on such date will be paid on the next succeeding Business Day, and no additional interest will accrue in respect of such payment made on such next succeeding Business Day.

Section 14.08 Table of Contents, Headings, etc.

The table of contents and the titles and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 14.09 Execution in Counterparts.

This Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

Section 14.10 Separability.

In case any one or more of the provisions contained in this Indenture or in the Debt Securities shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Indenture or of such Debt Securities, but this Indenture and such Debt Securities shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein or therein.

Section 14.11 Assignment.

Subject to Article XI, the Company will have the right at all times to assign any of its rights or obligations under this Indenture and the Debt Securities to a direct or indirect wholly owned Subsidiary of the Company; provided, however, that, in the event of any such assignment, the Company will remain liable for all such obligations. Subject to the foregoing, this Indenture is binding upon and inures to the benefit of the parties hereto and their respective successors and assigns. This Indenture may not otherwise be assigned by the parties thereto.

Section 14.12 Acknowledgment of Rights.

The Company acknowledges that, with respect to any Debt Securities held by the Trust or a trustee of the Trust, if such trustee of the Trust fails to enforce its rights under this Indenture as the holder of Debt Securities held as the assets of the Trust after the holders of a majority in aggregate liquidation amount of the outstanding Capital Securities of the Trust have so directed in writing such trustee, a holder of record of such Capital Securities may, to the fullest extent permitted by law, institute legal proceedings directly against the Company to enforce such trustee's rights under this Indenture without first instituting any legal proceedings against such trustee or any other Person. Notwithstanding the foregoing, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or premium, if any, on or principal of the Debt Securities on the date such interest, premium, if any, or principal is otherwise due and payable (or, in the case of redemption, on the related Optional Redemption Date or the Special Redemption Date (as the case may be)), the Company acknowledges that a holder of outstanding Capital Securities of the Trust may directly institute a proceeding against the Company for enforcement of payment to such holder directly of the principal of or premium, if any, or interest on the Debt Securities having an aggregate principal amount equal to the aggregate liquidation amount of the Capital Securities of such

holder on or after the respective due date (or Optional Redemption Date or Special Redemption Date (as the case may be)) specified in the Debt Securities.

ARTICLE XV
SUBORDINATION OF DEBT SECURITIES

Section 15.01 Agreement to Subordinate.

The Company covenants and agrees, and each holder of Debt Securities issued hereunder and under any supplemental indenture (the "Additional Provisions") by such holder's acceptance thereof likewise covenants and agrees, that all Debt Securities shall be issued subject to the provisions of this Article XV; and each holder of a Debt Security, whether upon original issue or upon transfer or assignment thereof, accepts and agrees to be bound by such provisions.

The payment by the Company of the payments due on all Debt Securities issued hereunder and under any Additional Provisions shall, to the extent and in the manner hereinafter set forth, be subordinated and junior in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding at the date of this Indenture or thereafter incurred.

No provision of this Article XV shall prevent the occurrence of any default or Event of Default hereunder.

Section 15.02 Default on Senior Indebtedness.

In the event and during the continuation of any default by the Company in the payment of principal, premium, interest or any other payment due on any Senior Indebtedness of the Company following any applicable grace period, or in the event that the maturity of any Senior Indebtedness of the Company has been accelerated because of a default, and such acceleration has not been rescinded or canceled and such Senior Indebtedness has not been paid in full, then, in either case, no payment shall be made by the Company with respect to the payments due on the Debt Securities.

In the event that, notwithstanding the foregoing, any payment shall be received by the Trustee or any Securityholder when such payment is prohibited by the preceding paragraph of this Section, such payment shall, subject to Section 15.06, be held in trust for the benefit of, and shall be paid over or delivered to, the holders of Senior Indebtedness or their respective representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Indebtedness may have been issued, as their respective interests may appear, but only to the extent that the holders of the Senior Indebtedness (or their representative or representatives or trustee) notify the Trustee in writing within 90 days of such payment of the amounts then due and owing on the Senior Indebtedness and only the amounts specified in such notice to the Trustee shall be paid to the holders of Senior Indebtedness.

Section 15.03 Liquidation; Dissolution; Bankruptcy.

Upon any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution,

winding-up, liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due upon all Senior Indebtedness of the Company shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment is made by the Company on the Debt Securities; and upon any such dissolution, winding-up, liquidation or reorganization, any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Securityholders or the Trustee would be entitled to receive from the Company, except for the provisions of this Article XV, shall be paid by the Company, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Securityholders or by the Trustee under this Indenture if received by them or it, directly to the holders of Senior Indebtedness of the Company (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders, as calculated by the Company) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay such Senior Indebtedness in full, in money or money's worth, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness, before any payment or distribution is made to the Securityholders or to the Trustee.

In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing shall be received by the Trustee or any Securityholder before all Senior Indebtedness of the Company is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of, and shall be paid over or delivered to, the holders of such Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing such Senior Indebtedness may have been issued, as their respective interests may appear, as calculated by the Company, for application to the payment of all Senior Indebtedness of the Company remaining unpaid to the extent necessary to pay such Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the benefit of the holders of such Senior Indebtedness.

For purposes of this Article XV, the words "cash, property or securities" shall not be deemed to include shares of stock of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization or readjustment, the payment of which is subordinated at least to the extent provided in this Article XV with respect to the Debt Securities to the payment of all Senior Indebtedness of the Company, that may at the time be outstanding, provided, that (a) such Senior Indebtedness is assumed by the new corporation, if any, resulting from any such reorganization or readjustment, and (b) the rights of the holders of such Senior Indebtedness are not, without the consent of such holders, altered by such reorganization or readjustment. The consolidation of the Company with, or the merger of the Company into, another corporation or the liquidation or dissolution of the Company following the conveyance, transfer or other disposition of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided for in Article XI of this Indenture shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section if such other corporation shall, as a part of such

consolidation, merger, conveyance or transfer, comply with the conditions stated in Article XI of this Indenture. Nothing in Section 15.02 or in this Section shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.06 of this Indenture.

Section 15.04 Subrogation.

Subject to the payment in full of all Senior Indebtedness of the Company, the Securityholders shall be subrogated to the rights of the holders of such Senior Indebtedness to receive payments or distributions of cash, property or securities of the Company applicable to such Senior Indebtedness until all payments due on the Debt Securities shall be paid in full; and, for the purposes of such subrogation, no payments or distributions to the holders of such Senior Indebtedness of any cash, property or securities to which the Securityholders or the Trustee would be entitled except for the provisions of this Article XV, and no payment over pursuant to the provisions of this Article XV to or for the benefit of the holders of such Senior Indebtedness by Securityholders or the Trustee, shall, as between the Company, its creditors other than holders of Senior Indebtedness of the Company, and the holders of the Debt Securities be deemed to be a payment or distribution by the Company to or on account of such Senior Indebtedness. It is understood that the provisions of this Article XV are, and are intended, solely for the purposes of defining the relative rights of the holders of the Debt Securities, on the one hand, and the holders of such Senior Indebtedness, on the other hand.

Nothing contained in this Article XV or elsewhere in this Indenture, any Additional Provisions or in the Debt Securities is intended to or shall impair, as between the Company, its creditors other than the holders of Senior Indebtedness of the Company, and the holders of the Debt Securities, the obligation of the Company, which is absolute and unconditional, to pay to the holders of the Debt Securities all payments on the Debt Securities as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the holders of the Debt Securities and creditors of the Company other than the holders of Senior Indebtedness of the Company, nor shall anything herein or therein prevent the Trustee or the holder of any Debt Security from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article XV of the holders of such Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

Upon any payment or distribution of assets of the Company referred to in this Article XV, the Trustee, subject to the provisions of Article VI of this Indenture, and the Securityholders shall be entitled to conclusively rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding-up, liquidation or reorganization proceedings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Person making such payment or distribution, delivered to the Trustee or to the Securityholders, for the purposes of ascertaining the Persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article XV.

Section 15.05 Trustee to Effectuate Subordination.

Each Securityholder, by such Securityholder's acceptance thereof, authorizes and directs the Trustee on such Securityholder's behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article XV and appoints the Trustee such Securityholder's attorney-in-fact for any and all such purposes.

Section 15.06 Notice by the Company.

The Company shall give prompt written notice to a Responsible Officer of the Trustee at the Principal Office of the Trustee of any fact known to the Company that would prohibit the making of any payment of moneys to or by the Trustee in respect of the Debt Securities pursuant to the provisions of this Article XV. Notwithstanding the provisions of this Article XV or any other provision of this Indenture or any Additional Provisions, the Trustee shall not be charged with knowledge of the existence of any facts that would prohibit the making of any payment of moneys to or by the Trustee in respect of the Debt Securities pursuant to the provisions of this Article XV unless and until a Responsible Officer of the Trustee at the Principal Office of the Trustee shall have received written notice thereof from the Company or a holder or holders of Senior Indebtedness or from any trustee therefor; and before the receipt of any such written notice, the Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled in all respects to assume that no such facts exist; provided, however, that if the Trustee shall not have received the notice provided for in this Section at least two Business Days prior to the date upon which by the terms hereof any money may become payable for any purpose (including, without limitation, the payment of the principal of or premium, if any, or interest on any Debt Security), then, anything herein contained to the contrary notwithstanding, the Trustee shall have full power and authority to receive such money and to apply the same to the purposes for which they were received, and shall not be affected by any notice to the contrary that may be received by it within two Business Days prior to such date.

The Trustee, subject to the provisions of Article VI of this Indenture, shall be entitled to conclusively rely on the delivery to it of a written notice by a Person representing himself or herself to be a holder of Senior Indebtedness of the Company (or a trustee or representative on behalf of such holder) to establish that such notice has been given by a holder of such Senior Indebtedness or a trustee or representative on behalf of any such holder or holders. In the event that the Trustee determines in good faith that further evidence is required with respect to the right of any Person as a holder of such Senior Indebtedness to participate in any payment or distribution pursuant to this Article XV, the Trustee may request such Person to furnish evidence to the reasonable satisfaction of the Trustee as to the amount of such Senior Indebtedness held by such Person, the extent to which such Person is entitled to participate in such payment or distribution and any other facts pertinent to the rights of such Person under this Article XV, and, if such evidence is not furnished, the Trustee may defer any payment to such Person pending judicial determination as to the right of such Person to receive such payment.

Section 15.07 Rights of the Trustee; Holders of Senior Indebtedness.

The Trustee, in its individual capacity, shall be entitled to all the rights set forth in this Article XV in respect of any Senior Indebtedness at any time held by it, to the same extent as

any other holder of Senior Indebtedness, and nothing in this Indenture or any Additional Provisions shall deprive the Trustee of any of its rights as such holder.

With respect to the holders of Senior Indebtedness of the Company, the Trustee undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Article XV, and no implied covenants or obligations with respect to the holders of such Senior Indebtedness shall be read into this Indenture or any Additional Provisions against the Trustee. The Trustee shall not owe or be deemed to owe any fiduciary duty to the holders of such Senior Indebtedness and, subject to the provisions of Article VI of this Indenture, the Trustee shall not be liable to any holder of such Senior Indebtedness if it shall pay over or deliver to Securityholders, the Company or any other Person money or assets to which any holder of such Senior Indebtedness shall be entitled by virtue of this Article XV or otherwise.

Nothing in this Article XV shall apply to claims of, or payments to, the Trustee under or pursuant to Section 6.06.

Section 15.08 Subordination May Not Be Impaired.

No right of any present or future holder of any Senior Indebtedness of the Company to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company, or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company, with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof that any such holder may have or otherwise be charged with.

Without in any way limiting the generality of the foregoing paragraph, the holders of Senior Indebtedness of the Company may, at any time and from time to time, without the consent of or notice to the Trustee or the Securityholders, without incurring responsibility to the Securityholders and without impairing or releasing the subordination provided in this Article XV or the obligations hereunder of the holders of the Debt Securities to the holders of such Senior Indebtedness, do any one or more of the following: (a) change the manner, place or terms of payment or extend the time of payment of, or renew or alter, such Senior Indebtedness, or otherwise amend or supplement in any manner such Senior Indebtedness or any instrument evidencing the same or any agreement under which such Senior Indebtedness is outstanding; (b) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing such Senior Indebtedness; (c) release any Person liable in any manner for the collection of such Senior Indebtedness; and (d) exercise or refrain from exercising any rights against the Company or any other Person.

Wilmington Trust Company, in its capacity as Trustee, hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions herein above set forth.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

LYONS BANCORP, INC.

By: ______________________
Name: Robert A. Schick
Title: President and CEO

WILMINGTON TRUST COMPANY,
as Trustee

By: ______________________
Name:
Title:

Wilmington Trust Company, in its capacity as Trustee, hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions herein above set forth.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed by their respective officers thereunto duly authorized, as of the day and year first above written.

LYONS BANCORP, INC.

By:____________________________
Name:
Title:

WILMINGTON TRUST COMPANY,
as Trustee

By:____________________________
Name: Denise M. Geran
Title: Vice President

EXHIBIT A

Exhibit 4.1

THIS IS NOT A PROXY **THIS IS NOT A PROXY**

LYONS BANCORP, INC.
DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN
AUTHORIZATION FORM

COMPLETE THIS FORM TO PARTICIPATE IN THE DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN AUTHORIZATION FORM

To participate in Lyons Bancorp, Inc.'s Dividend Reinvestment and Option Cash Purchase Plan as described in the accompanying Offering Circular, please fill out this Authorization Form, sign it and return it to Lyons Bancorp, Inc., Corporate Executive Secretary, Dividend Reinvestment Plan, 35 William Street, Lyons, New York 14489.

INDICATE YOUR PLAN PREFERENCE BY CHECKING ONE OF THE BOXES BELOW:

☐ **DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE.** Reinvest all dividends on Lyons Bancorp, Inc.'s common stock ("Common Stock") for which I am the registered owner in additional shares of Common Stock AND invest any optional cash payments made by me in additional shares of Common Stock.

☐ **OPTIONAL CASH PURCHASES ONLY (No Dividend Reinvestment).** Send me all dividends on Common Stock for which I am the registered owner in cash and invest any optional cash payments made by me in additional shares of Common Stock. I understand that all dividends on shares of Common Stock purchased with my optional cash payments will be mailed to me.

☐ **DIVIDEND REINVESTMENT ONLY (No Optional Cash Purchase).** Reinvest all cash dividends on Common Stock for which I am the registered holder in additional shares of Common Stock.

YOU MUST BE A RESIDENT OF THE STATE OF NEW YORK AND A REGISTERED HOLDER OF COMMON STOCK TO PARTICIPATE IN LYONS BANCORP, INC.'S DIVIDEND REINVESTMENT AND OPTION CASH PURCHASE PLAN. IF YOU ARE ACTING AS A BROKER OR NOMINEE OR OTHER TYPE OF AGENT ON BEHALF OF THE BENEFICIAL OWNER OF COMMON STOCK, SUCH BENEFICIAL OWNER MUST ALSO BE A RESIDENT OF THE STATE OF NEW YORK.

☐ As such, I certify that:

1) I am a legal resident of the State of New York, or

2) If I am acting as a broker, nominee or other type of agent on behalf of the beneficial owner of Common Stock, the beneficial owner of such Common Stock is a resident of the State of New York.

ONLY SIGN AND RETURN THIS FORM IF YOU WISH TO PARTICIPATE IN THE DIVIDEND AND OPTIONAL CASH PURCHASE REINVESTMENT PLAN

Please print name and address:

NAME	SIGNATURE	DATE	TAX I.D. NUMBER
NAME	SIGNATURE	DATE	

ADDRESS

Please sign exactly as shown on stock certificate. All registered owners must sign above. If signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

CITY STATE ZIP

Shareholder Number ______________________ Telephone Number ______________________

This Authorization Form, when completed and signed, must, in order to be effective, be mailed to Lyons Bancorp, Inc. Corporate Executive Secretary, Dividend Reinvestment Plan, 35 William Street, Lyons, New York 14489.

LYONS BANCORP, INC.
DIVIDEND REINVESTMENT AND OPTIONAL CASH PURCHASE PLAN

AUTHORIZATION FOR PREARRANGED BANK DRAFTS (DEBITS)

I wish to make Optional Cash Payments under the Plan. As such, I hereby authorize The Lyons National Bank, as the plan administrator for the Lyons Bancorp, Inc. Dividend Reinvestment and Optional Purchase Plan (the "Plan"), to automatically draft (debit) my ______ checking account _____ savings account at The Lyons National Bank.

I understand that this authorization will be in effect until I notify The Lyons National Bank in writing that I no longer desire this service; provided, that in order for such revocation to be effective with respect to a particular investment date, your change or termination request must be received by The Lyons National Bank, as the plan administrator, at least five (5) business days before the dividend record date. I also understand that if corrections in the debit amount are necessary, it may involve an adjustment (credit or debit) to my account.

AMOUNT OF AUTOMATIC DRAFT: $ ____________PER QUARTER
(Min. $25 - Max. $1,000)

BANK ACCOUNT NUMBER	TAX I.D. NUMBER
NAME – PLEASE PRINT	SIGNATURE DATE
NAME – PLEASE PRINT	SIGNATURE DATE
SHAREHOLDER NUMBER	DAYTIME TELEPHONE NUMBER

This Form, when completed and signed, must, in order to be effective, be mailed to Lyons Bancorp, Inc. Corporate Executive Secretary, Dividend Reinvestment Plan, 35 William Street, Lyons, New York 14489.

THIS AUTHORIZATION IS NON-NEGOTIABLE AND NON-TRANSFERABLE AND IS SUBJECT TO THE TERMS OF THE PLAN.

{670656:}

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 24th day of February, 2004, by and between THE LYONS NATIONAL BANK, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, LYONS BANCORP INC., a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and ROBERT A. SCHICK, (the "Executive"), of Geneva, New York.

Introductory Statement. The Executive, the Company and the Holding Company have previously entered into an Employment Agreement dated July 27, 1999. During the intervening period since the execution of the contract, the Company and Holding Company have experienced unparalleled success due in large part to the Executive's leadership, and anticipate said success to continue in the future. The Executive is currently 54 years old. It is the desire of the parties herein to create a contract to assure that the Executive will continue to serve as President and Chief Executive Officer of the Company and Holding Company for an additional period of approximately 5.5 years, and to thereafter serve as Chairman of the Holding Company and Mentor to the new president for a period of two years or until May 31, 2011 when the Executive anticipates that he will retire.

The Holding Company and the Company considered the continued availability of the Executive's services, management skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders and desire to assure his continued services on behalf of the Company and the Holding Company.

In addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed to be effective as of January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employ, and the Executive hereby agrees to remain in the employ of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for a period commencing January 1, 2004 and continuing until May 31, 2011. As noted before, it is anticipated that upon the termination of the Employment Period, that the Executive will retire.

2. Superseding Agreement. It is the intention of this Employment Agreement, once fully executed, to supersede and replace any existing employment agreement previously entered into between the Executive, the Holding Company and/or the Company for the period subsequent to December 31, 2003.

3. Positions and Duties. During the Employment Period and until May 31, 2009, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement (currently President and Chief Executive Officer). The Executive shall perform these duties at the principal office of the Company (to wit: 35 William Street, Lyons, New York) or such other location as shall become the principal headquarters of the Company and/or the Holding Company.

During the period of employment prior to May 31, 2009, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

As noted hereinbefore, commencing on June 1, 2009 (unless the parties otherwise mutually agree), it is the intention of the parties that the Executive will become Chairman of the Holding Company and will be replaced as President and Chief Executive Officer of the Company and Holding Company. For the period from June 1, 2009 through May 31, 2011, the principal duties assigned to the Executive will be defined by the Board of Directors of the Company and Holding Company, but will principally be to work with the new President and Chief Executive Officer of the Company and Holding Company.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $125,000.00 which shall be payable on an equal monthly basis. For all subsequent years of employment, the annual base salary shall be at least equal to twelve times the highest monthly base salary paid or payable to the Executive by the Company in respect to the preceding twelve-month period plus a five percent (5%) cost of living increase. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the Executive, the Holding Company and the Company. Each such Annual Bonus shall be paid in cash no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus. (~~The average of the last two Annual Bonuses shall be referred to as the "Recent Average Bonus"~~).

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company has previously established and contributed into a deferred compensation account for the benefit of the Executive. For the year prior to 2004, the Executive received deferred compensation of $32,500.00. In addition, the stock portion of the account is credited with the actual dividends paid on equivalent shares for the period in question. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $35,000.00, and the amount shall increase each subsequent year of the Employment Period by $5,000.00 to reflect a cost of living increase and merit adjustment (thus for the year 2005, the deferred comp amount will be $40,000.00; for the year 2006, it will be $45,000.00, etc.).

The entire deferred compensation account shall be credited to stock of the Holding Company. The Executive will be entitled to receive additional credit for any dividends that would have been earned on said stock if the same had been issued.

The right to receive said benefits shall vest upon the earlier of the following:

A. The Executive's death.

B. Termination of the Executive's employment with the Holding Company and/or the Company.

C. Executive's retirement from employment by the Holding Company and/or the Company.

D. Termination of this Employment Agreement.

E. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which is presently or may hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan Agreement. Said Agreements, together with any other previously entered into agreement by the parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition, the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family). The Company reserves the right to change medical and dental plans during the term of this Agreement so long as the coverage provided to Executive is at least as good as Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family coverage).

9. Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

10. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club and shall further be responsible for paying all expenses incidental to the Executive's attendance at the ICBA convention (including family airfare and hotel expenses for the Executive, his spouse, his two daughters, and their immediate family). In addition, the Employee shall be entitled to use of a Company automobile to be mutually selected by the Company and the Employee.

11. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the

execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

12. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

13. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

D. Good Reason; Window Period. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason. For purposes of this Agreement, "Good Reason" shall mean:

(1) assigning to the Executive duties which are inconsistent in respect to the Executive's position, authorities, duties or responsibilities or any other action by the Company which results in diminution in the Executive's position, authority, duties or responsibilities, (excluding isolated, insubstantial and inadvertent actions not taken in bad faith which are remedied by the Company within a reasonable period of time or if such diminution results from the Executive's physical disability, provided that if Executive's physician determines that said diminution is not necessary for the Executive's health, said diminution shall not be excluded).

(2) any material failure by the Company to comply with the provisions of this Agreement;

(3) the Company requiring the Executive to be based in an office or location other than as set forth in paragraph 3;

(4) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement.

For purposes of this Section, any good faith determination of "Good Reason" by the Executive shall be conclusive.

14. Notice of Termination. Any termination of the Executive or by the Executive as provided herein shall be communicated by notice of termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

15. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. The Company and Holding Company herein shall have the right to terminate the Executive

without cause following December 31, 2003 and prior to January 1, 2010 upon the giving of ninety (90) days' prior written notice. Upon termination without cause, then the Executive's obligations under paragraph 3 shall terminate. In the event of a termination without cause, the Company and Holding Company shall be obligated to the Executive in the following manner:

The sum of the Annualized base salary of the Executive plus the Annualized Deferred Compensation of the Executive, each for the year of termination, multiplied by 1.9.

In the event that the Company and/or Holding Company herein shall desire to terminate the Executive without cause following December 31, 2009, then said termination shall become effective on the giving of 90 days prior written notice. In that event, however, the Company and Holding Company shall be obligated to pay any and all salary and other benefits that are provided in the within Employment Agreement for the period continuing until May 31, 2011.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination),

(2) Timely payment or provision for the Welfare Benefit Continuation as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plans, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

(3) Payment of the Welfare Benefit Plan for a period of two years.

D. Termination by Executive for Good Reason. In the event the Executive terminates herein under the provisions of paragraph 13 D, then irrespective of the date of occurrence of said event, the Company and Holding Company shall pay to the Executive those benefits that he would be entitled to under the provisions of paragraph 15 A as if the Company and/or Holding Company have terminated the Executive during the Company window period (except that the benefit shall extend for the entire period of the contract or until May 31, 2011).

E. Effect of Termination for Cause or Voluntary Withdrawal. If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). If the Executive terminates employment during the Employment Period, excluding a termination for Good Reason (13D), Disability (13B) Death (13A), or Change of Control (17B), this Agreement shall terminate without further obligations to the Executive, other than for Accrued Obligations. In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

16. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

17. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the

shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board

at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time during this contract following the occurrence of an event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred

compensation including the full funding of any deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

18. Full Settlement: Resolution of Disputes. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

19. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

20. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

21. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Robert A. Schick
477 South Main Street
Geneva, New York 14456

If to the Holding Company
or the Company :

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 13(d) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

22. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

____
ROBERT A. SCHICK

LYONS BANCORP, INC.

By: T. J. Marshall

THE LYONS NATIONAL BANK

By: T. J. Marshall

DOCS\DFOX\LYONSBAN\EMPLOYMENT AGREEMENT.SCHICK 2004

Exhibit 6.2

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 24th day of February, 2004 by and between THE LYONS NATIONAL BANK, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, LYONS BANCORP INC., a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and CLAIR J. BRITT, JR., (the "Executive"), of Lyons, New York.

WITNESSETH:

WHEREAS, the Company, Holding Company and Executive have previously entered into an Employment Agreement dated the 27th day of July, 1999 and have been operating pursuant to the terms of said Agreement since its inception; and

WHEREAS, the parties herein desire to enter into a new Employment Agreement for purposes setting forth the new terms and conditions of employment of the Executive by the Company and Holding Company; and

WHEREAS, the Holding Company and the Company consider the continued availability of the Executive's services, managerial skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders desire to assure the continued services of the Executive on behalf of the Company and the Holding Company; and

WHEREAS, in addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed to be effective on January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employment, and the Executive hereby agrees to remain in the employment of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for the period commencing on January 1, 2004 and ending on the same day of the year sixty (60) months after said date(the "Employment Period").

Irrespective of the foregoing, however, in the event that a change of control occurs as the same is defined in paragraph 16 hereafter, then the contract herein shall be deemed to have renewed effective on the date of change of control and shall expire sixty (60) months thereafter.

2. Superseding Agreement. It is the intention that this Employment Agreement once fully executed, shall supersede and replace any existing employment agreement previously entered into between the Executive and the Holding Company and/or the Company for the period commencing January 1, 2004.

3. Positions and Duties. During the Employment Period, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement.

During the period of employment, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $110,000.00 which shall be payable on an equal monthly basis. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the

Executive, the Holding Company and the Company. Each such Annual Bonus shall be paid in cash of the Holding Company no later than the end of the third month of the fiscal year next following the fiscal year for which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus. (The average of the last two Annual Bonuses shall be referred to as the "Recent Average Bonus").

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company will contribute into a deferred compensation account for the benefit of the Executive. Any stock portion of the account will be credited with the actual dividends paid on equivalent shares for the period in question. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $10,000.00, and the amount shall increase each subsequent year of the Employment Period at the discretion of the board.

The entire deferred compensation account shall be credited to stock of the Holding Company. The Executive will be entitled to receive additional credit for any dividends that would have been earned on said stock if the same had been issued.

The right to receive said benefits shall vest upon the earlier of the following:

A. The Executive's death;

B. Termination of the Executive's employment with the Holding Company and/or the Company;

C. Executive's retirement from employment by the Holding Company and/or the Company;

D. Termination of this Employment Agreement.

E. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which is presently or may hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan Agreement. Said Agreements, together with any other previously entered into agreement by the parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition, the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance ("Family Coverage") and Smile Saver Family Dental coverage. In the year 2005 and subsequent years, however, the Company reserves the right to pass along to the Executive any increases in premiums for either the Choice Select or the Smile Saver. The Company further reserves the right to change medical and dental plans during the term of this Agreement.

9. Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

10. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club. In addition, the Employee shall be entitled to use of a Company automobile to be mutually selected by the Company and the Employee.

11. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

12. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

13. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

D. Good Reason: Window Period. The Executive's employment may be terminated during the Employment Period by the Executive for Good Reason. For purposes of this Agreement, "Good Reason" shall mean:

(1) assigning to the Executive duties which are inconsistent in respect to the Executive's position, authorities, duties or responsibilities or any other action by the Company which results in diminution in the Executive's position, authority, duties or responsibilities, (excluding isolated, insubstantial and inadvertent actions not taken in bad faith which are remedied by the Company within a reasonable period of time or if such diminution results from the Executive's physical disability, provided that if Executive's physician determines that said diminution is not necessary for the Executive's health, said diminution shall not be excluded).

(2) any material failure by the Company to comply with the provisions of this Agreement;

(3) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by this Agreement.

For purposes of this Section, any good faith determination of "Good Reason" by the Executive shall be conclusive.

14. Notice of Termination. Any termination of the Executive by the Holding Company and Company, or by the Executive without reason, or at any time for Good Reason, shall be communicated by Notice of Termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

15. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. If, during the Employment Period, the Holding Company and the Company shall terminate the Executive other than for Cause or the Executive shall terminate his employment other than for Good Reason, Disability, or Death:

(1) the Holding Company and the Company shall pay to the Executive in a lump sum in cash within thirty (30) days after the Date of Termination the aggregate of the following amounts:

(a) the sum of the Executive's Annual Base Salary computed through the Date of Termination (to the extent not theretofore paid), plus a prorated share of the Recent Average Bonus previously received by the Executive, plus any compensation previously deferred by the Executive together with accrued interest or earnings thereon, plus any accrued vacation pay (said sums collection hereinafter referred to be "Accrued Obligations") and

(b) an amount equal to the product of 1.[redacted] times the Executive's Annual Base Salary.

(2) In addition to the foregoing, for the remainder of the three year period which would have been the Employment Period but for termination (or for such longer period as any plan, practice or policy may otherwise provide), the Company shall continue to provide to the Executive and Executive's family benefits at least equal to those which would have been provided to them under then existing Welfare Benefit Plans if the Executive's employment had not been terminated. Irrespective of the foregoing, however, in the event that the Executive shall become re-employed with another employer during the remainder of the two-year period noted herein, and Executive is eligible to receive such medical or other welfare benefits under another employer provided plan, then the medical and other welfare benefits described herein shall be deemed secondary to those under such other plan provided by the Executive's new employer.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination,

(2) Timely payment or provision for the Welfare Benefit Continuation and Other Benefits as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plan, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

D. Termination for Cause: If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

16. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

17. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive prior to said transfer being made shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities

who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time during the term of this Agreement following an event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred compensation including the full funding of any deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

18. <u>Full Settlement: Resolution of Disputes</u>. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

19. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

20. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

21. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Clair J. Britt, Jr.
8632 Welch Road
Lyons, New York 14489

If to the Holding Company
or the Company :

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, including, without limitation, the right of the Executive to terminate employment for Good Reason pursuant to Section 13(d) of this Agreement, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

22. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

CLAIR J. BRITT, JR.

LYONS BANCORP, INC.

By: ______________________

THE LYONS NATIONAL BANK

By: ______________________

Exhibit 6.3

EMPLOYMENT AGREEMENT

THIS AGREEMENT made this 24th day of February, 2004, by and between THE LYONS NATIONAL BANK, a federally chartered banking organization (the "Company") with its principal offices located at 35 William Street, Lyons, New York 14489, LYONS BANCORP INC., a New York business corporation (the "Holding Company") with its principal address at 35 William Street, Lyons, New York 14489 and KENNETH M. BURT, (the "Executive"), of Clyde, New York.

Introductory Statement. The Executive has made and is expected to make a major contribution to the profitability, growth and financial strength of the Company and its parent, the Holding Company. The Holding Company and the Company consider the continued availability of the Executive's services, managerial skills and business experience to be in the best interests of the Company, The Holding Company and the Holding Company's shareholders desire to assure the continued services of the Executive on behalf of the Company and the Holding Company.

In addition to the foregoing, the Board of Directors of the Holding Company (the "Board") and the Company have determined that it is in the best interests of the Company, the Holding Company and the Holding Company's shareholders to assure that they will have the continued dedication of the Executive, notwithstanding the possibility, threat or occurrence of a Change of Control (as defined below) of the Holding Company or the Company. The Board believes it is imperative to diminish the inevitable distraction of the Executive by virtue of the personal uncertainties and risks created by a pending or threatened Change of Control and to encourage the Executive's full attention and dedication to the Company currently and in the event of any threatened or pending Change of Control, and to provide the Executive with compensation and benefits arrangements upon a change of Control which ensure that the compensation and benefits expectations of the Executive will be satisfied and which are competitive with those of other corporations.

NOW, THEREFORE, in consideration of the premises and of the covenants and agreements provided in this Agreement, the parties agree as follows:

1. (a) Effective Date. This Agreement and the Employment Period shall be deemed effective as of January 1, 2004.

(b) Employment Period. The Holding Company and the Company hereby agree to continue the Executive in their employ, and the Executive hereby agrees to remain in the employ of the Holding Company and the Company, in accordance with the terms and provisions of this Agreement, for the period commencing on the date all parties execute this Agreement (the "Effective Date") and ending on the same day of the month 36 months after said date (the "Employment Period"). The Employment Period shall automatically renew for successive 36 month periods unless the Company and the Holding Company shall give notice to the Executive not more than nine months and not less than six months prior to the expiration of any new 36 month period of its intent to terminate this Employment

Agreement. In no event, however, shall there be more than two (2) automatic renewals (9 years of the Employment Period). As used herein, the Employment Period shall be intended to include not only the original term, but any renewal periods.

Irrespective of the foregoing, however, in the event that a change of control occurs as the same is defined in paragraph 17 hereafter, then the contract herein shall be deemed to have renewed effective on the date of change of control and shall expire thirty-six (36) months thereafter unless automatically renewed as provided above.

2. Superseding Agreement. It is the intention that this Employment Agreement once fully executed, shall supersede and replace any existing employment agreement previously entered into between the Executive and the Holding Company and/or the Company.

3. Positions and Duties. During the Employment Period, the Executive's position (including status, offices, titles and reporting requirements), authority, duties and responsibilities shall be at least commensurate in all material respects with the most significant of those which he holds as of the date of the execution of this Agreement. The Executive shall perform these duties at the principal office of the Company (to wit: 35 William Street, Lyons, New York) or such other location as shall become the principal headquarters of the Company and/or the Holding Company.

During the period of employment, except for periods of vacation and sick leave, the Executive agrees to devote reasonable attention and time during normal business hours to the business and affairs of the Holding Company and Company to the extent necessary to discharge his responsibilities as Executive hereunder, and shall use his best efforts to perform faithfully and efficiently such responsibilities. During the Employment Period, however, it shall not be deemed a violation of this Agreement if the Executive serves on corporate, civic or charitable boards or committees to the same extent such service is presently permitted or to manage his own personal investments so long as the activities do not significantly interfere with the performance of the Executive's responsibility as defined herein. To the extent that said activities have been conducted by the Executive prior to the effective date of this Agreement, the continued conduct of such activities subsequent to the effective date shall not be deemed to interfere with the performance of the Executive's responsibilities.

4. Compensation. During the initial year of the Employment Period, the Executive shall receive an annual base salary ("Annual Base Salary") of $75,000.00 which shall be payable on an equal monthly basis. The Base Salary shall be reviewed at least annually and shall be increased at any time and from time to time as shall be consistent with base salaries generally awarded in the ordinary course of business to other executives of the Company.

5. Annual Bonuses. In addition to the Annual Base Salary, the Executive shall be awarded, for each fiscal year ending during the Employment Period, an annual bonus (the "Annual Bonus") payable in cash, such amounts as the Board of Directors of the Holding Company and the Company shall determine, in its judgment, to be appropriate based upon the performance of the Executive, the Holding Company and the Company. Each such Annual Bonus shall be paid in cash of the Holding Company no later than the end of the third month of the fiscal year next following the fiscal year for

which the Annual Bonus is awarded, unless the Executive shall elect to defer the receipt of said Annual Bonus.

6. Deferred Compensation. In addition to other compensation and benefits noted herein, the Board of Directors of the Holding Company and Company will contribute into a deferred compensation account for the benefit of the Executive. Any stock portion of the account will be

credited with the actual dividends paid on equivalent shares for the period in question as if the stock had been issued. The price per share for all shares so purchased/awarded shall be deemed the price for the last reported transfer as of 12/31 of the prior year.

For the calendar year 2004 the amount to be contributed by the Holding Company and Company into the deferred compensation account shall be $7,500.00, and the amount shall increase each subsequent year of the Employment Period at the discretion of the Board.

The right to receive said benefits shall vest upon the earlier of the following:

A. The Executive's death;

B. Termination of the Executive's employment with the Holding Company and/or the Company;

C. Executive's retirement from employment by the Holding Company and/or the Company;

D. Termination of this Employment Agreement.

E. Upon change of control as defined herein.

7. Incentive, Savings and Retirement Plans. During the Employment Period, the Executive shall be entitled to participate in all incentive, savings and retirement plans, policies and programs which are applicable generally to executives of the Company and Holding Company. In addition, the Executive shall be entitled to participate in any special incentive, savings and retirement plans, policies and programs which are available specially to the Executive or to the Executive's peers including, but not limited to, any stock option plan which may currently exist or hereafter be established.

During the period of Executive's employment prior to the execution of this Agreement, the Executive, Company and Holding Company have entered into a certain Executive Salary Continuation Agreement dated September 26, 2001, and a Rabbi Trust for the Executive Salary Continuation Agreement and the Endorsement Method Split Dollar Plan Agreement. Said Agreements, together with any other previously entered into agreement by the parties, shall remain in full force and effect and shall be in addition to any of the provisions contained herein.

8. Welfare Benefit Plans. During the Employment Period, the Executive and the Executive's family shall be eligible for participation in and receive benefits from any welfare benefit plan which is provided by the Company, including without limitation medical insurance, prescription drug, dental, disability, salary continuation, life insurance, group life, accidental death and travel insurance to the extent that the same are generally available to the Executive and/or the Executive's peers. In addition,

the Company shall pay for an annual physical for the Executive, including all tests which may be required or recommended by the Executive's chosen physician.

Currently the Executive is receiving Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family plan). The Company reserves the right to change medical and dental plans during the term of this Agreement so long as the coverage provided to Executive is at least as good as Blue Choice Select medical insurance (family coverage) and Smile Saver Family Dental coverage (family coverage).

9. Expense Reimbursement. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable employment related expenses incurred by the Executive in the performance of his duties herein.

10. Fringe Benefits. The Company shall provide membership to the Executive in the Wayne Hills Country Club.

11. Office and Support Staff. During the Employment Period, the Executive shall be entitled to an office or offices of the size and furnishings which Executive maintains at the time of the execution of this Agreement, and to personal secretarial and other assistance equivalent to those services available on the effective date of this Agreement.

12. Vacation. During the Employment Period, the Executive shall be entitled to paid vacation of at least four (4) weeks for 2004 and each subsequent year of the Employment Period. Irrespective of the foregoing, however, in the event that the Company adopts a vacation plan which will be more favorable to the Executive then provided herein, then the Executive shall have the right to determine whether the terms of this Agreement or the terms of the plan shall control.

13. Termination of Employment. Irrespective of the provisions which are set forth in paragraph 1 regarding the term of this Agreement, this Agreement may be terminated upon the following events:

A. Death. The Executive's employment shall terminate automatically upon the Executive's death during the Employment Period.

B. Disability. If the Board of Directors of the Holding Company and the Company reasonably determine, in good faith, that a disability of the Executive has occurred during the Employment Period, said party shall give to the Executive (and the Executive's spouse) written notice in accordance with Section 21 of its intention to terminate the Executive's employment. For purposes of this section, "disability" shall mean that Executive has been unable to substantially perform his duties and responsibilities provided for in this Agreement for a period of not less than thirty (30) hours per week, for a period of at least twenty-six (26) consecutive weeks as a result of the Executive's incapacity due to mental or physical illness which is determined to be total and permanent by a physician selected jointly by the Executive and the Holding Company and Company, or, if the parties are unable to reach agreement on the selection of a physician, then the Executive shall select a physician of his choice, the Holding Company and Company shall jointly select one physician of their choice, and the two physicians

shall select an independent physician. Each physician shall be provided with copies of all applicable medical reports relating to the Executive's disability and each physician shall be authorized to examine the Executive. A majority of the three physicians determination as to disability shall control under the terms of this Agreement.

C. Cause. The Holding Company and the Company, acting jointly, may terminate the Executive's employment during the Employment Period based upon Cause. For purposes of this Agreement, "Cause" shall mean:

(1) Executive's repeated violation of his obligations of employment under the terms of this Agreement (other than as a result of incapacity due to physical or mental illness) which are demonstrably willful and deliberate on the Executive's part, which are committed in bad faith or without reasonable belief that said violations are in the best interests of the Holding Company and the Company, and which are not remedied in a reasonable period of time after receipt of written notice from the Holding Company and the Company specifying such violations; or

(2) the conviction of the Executive of a felony involving moral turpitude. In establishing a termination for cause under subparagraph 1 herein, it shall be incumbent upon the Holding Company and Company to establish either that the conduct constituted a violation of written policy and/or duties previously communicated to the Executive; or (b) that as a result of past conduct, the Executive knew or should have known that said duties or conduct was expected of him.

14. Notice of Termination. Any termination of the Executive or by the Executive as provided herein shall be communicated by notice of termination to the other party in accordance with the provisions of Section 21 of this Agreement. Said notice shall set forth the specific termination provision in this Agreement which is relied upon and, if applicable, reasonable details of the facts and circumstances claimed to provide a basis for termination under such section. Said Notice shall further set forth the date in which said termination is to become effective.

15. Obligations of the Company Upon Termination.

A. Termination For Reasons Other Than for Cause or Termination for Good Reason. If, during the Employment Period, the Holding Company and the Company shall terminate the Executive other than for Cause or the Executive shall terminate his employment other than for Good Reason, Disability or Death:

(1) the Holding Company and the Company shall pay to the Executive in a lump sum in cash within thirty (30) days after the Date of Termination the aggregate of the following amounts:

(a) the sum of the Executive's Annual Base Salary computed through the Date of Termination (to the extent not theretofore paid), plus a prorated share of the Recent Average Bonus previously received by the Executive, plus any compensation previously deferred by the Executive together with accrued interest or earnings thereon, plus any accrued vacation pay (said sums collection hereinafter referred to be "Accrued Obligations") and

(b) an amount equal to the product of 1.0 times the Executive's Annual Base Salary.

(2) In addition to the foregoing, for the remainder of the three year period which would have been the Employment Period but for termination (or for such longer period as any plan, practice or policy may otherwise provide), the Company shall continue to provide to the Executive and Executive's family benefits at least equal to those which would have been provided to them under then existing Welfare Benefit Plans if the Executive's employment had not been terminated. Irrespective of the foregoing, however, in the event that the Executive shall become re-employed with another employer during the remainder of the two-year period noted herein, and Executive is eligible to receive such medical or other welfare benefits under another employer provided plan, then the medical and other welfare benefits described herein shall be deemed secondary to those under such other plan provided by the Executive's new employer.

B. Death. If the Executive's employment is terminated by reason of the Executive's death during the Employment Period, this Agreement shall terminate without further obligations to the Executive's estate under this Agreement, other than for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive's estate or beneficiary in a lump sum in cash within 30 days of the Date of Termination,

(2) Timely payment or provision for the Welfare Benefit Continuation and Other Benefits as provided herein for a period of two years,

(3) Payment to the Executive's estate or beneficiary, if applicable, in a lump sum in cash within thirty (30) days of the Date of Termination of any amount of death benefit then provided by the Company and/or the Holding Company under the then-existing plan, policies or arrangements, and

(4) The proceeds of any life insurance covering the Executive to the extent that the same was paid for directly or on a contributory basis by the Executive (all said benefits hereinafter referred to as the "Death Benefits").

C. Disability. If the Executive's employment is terminated by reason of the Executive's Disability during the Employment Period, this Agreement shall terminate without further

obligations to the Executive except that the Company and/or the Holding Company shall continue to be responsible for:

(1) Payment of Accrued Obligations (which shall be paid to the Executive in a lump sum in cash within thirty (30) days of the date of the Termination).

(2) Timely payment of any Benefit Continuation or Other Benefits which may then be available under then existing policy and/or plan.

D. Termination for Cause. If the Executive's employment shall be terminated for Cause during the Employment Period, this Agreement shall terminate without further obligations to the Executive other than the obligation to pay to the Executive Annual Base Salary through the Date of Termination plus the amount of any compensation previously deferred by the Executive (in each case to the extent theretofore unpaid). In all such cases, all Accrued Obligations shall be paid to the Executive in a lump sum in cash within 30 days of the Date of Termination.

16. Non-exclusivity of Rights. Nothing contained in this Agreement shall prevent or limit the Executive's continuing or future participation in plans, programs or policies which are adopted after the execution of this Agreement by the Company and for which the Executive may be qualified.

17. Change of Control.

A. For purposes of this Agreement, a Change of Control shall mean:

(1) The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the "Outstanding the Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding the Holding Company Voting Securities").

Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this Article 17. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of change of control under the provisions of this Article 17. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

(2) Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(3) Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such reorganization, merger or

consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation, of the Outstanding the Holding Company Common Stock and Outstanding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (i) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidation; or

(4) Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (A) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding the Holding Company Common Stock and Outstanding the Holding Company Voting Securities, as the case may be, (B) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding the Holding Company Common Stock or Outstanding the Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (C) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

(5) the issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having

more than 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph 1 herein.

B. At any time within three years of the event of a Change of Control as defined herein, the Executive shall be authorized to terminate his employment with the Holding Company and Company without cause. In said event, and in addition to any and all other compensation provided for in Article 13 (based upon the Executive's termination for Good Cause), the Executive shall be entitled to receive within thirty (30) days after date of termination: (i) the lesser of six (6) times the Executive's annual base salary, or the maximum amount which would be permitted under the Internal Revenue Code Section 280G which will not result in the imposition of the 20% excise tax, (ii) all deferred compensation including the full funding of any deferred compensation that would be owed to the Executive upon completion of the calendar year in which the termination occurred, and (iii) Benefit Continuation for a period of two years following termination.

18. Full Settlement: Resolution of Disputes. The obligation of the Company to make payments provided for in this Agreement and to otherwise to perform its obligations hereunder shall not be affected by any set-off, counterclaim, recoupment, defense or other claim, right or action which it may have against the Executive. In no event shall the Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to the Executive under any of the provisions of this Agreement and such amounts shall not be reduced whether or not the Executive obtains other employment.

19. Confidential Information. The Executive shall hold in a fiduciary capacity for the benefit of the Company and its affiliated companies all secret or confidential information, knowledge or data relating to the Company or any of its affiliated companies, and their respective businesses, which shall have been obtained by the Executive during the Executive's employment by the Company or any of its affiliated companies and which shall not be or become public knowledge (other than by acts by the Executive or representatives of the Executive in violation of this Agreement). After termination of the Executive's employment with the Company, the Executive shall not, without the prior written consent of the Company or as may otherwise be required by law or legal process, communicate or divulge any such information, knowledge or data to anyone other than the Company and those designated by it. In no event shall an asserted violation of the provisions of this Section constitute a basis for deferring or withholding any amounts otherwise payable to the Executive under this Agreement.

20. Successors.

A. This Agreement is personal to the Executive and without the prior written consent of the Holding Company and the Company shall not be assignable by the Executive. This Agreement shall inure to the benefit of and be enforceable by the Executive's legal representatives.

B. This Agreement shall inure to the benefit of and be binding upon the Holding Company, the Company and their successors and assigns.

C. The Holding Company and the Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise to all or substantially all of their respective businesses and/or assets to assume expressly and agree to perform this Agreement in the same manner and to the same extent that each of them would respectively be required to perform it if no such succession had taken place.

21. Miscellaneous.

A. As used in this Agreement, "Company" and "the Holding Company" when used singly shall mean each of them as hereinbefore defined and any successor to their respective businesses and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

B. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to principles of conflict of laws. The captions of this Agreement are not part of the provisions hereof and shall have no force or effect. This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

C. All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to the Executive:

Kenneth M. Burt
186 Caroline Street
Clyde, New York 14433

If to the Holding Company
or the Company:

The Lyons National Bank
35 William Street
Lyons, New York 14489
Attn: Chairman of Board of Directors

or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

D. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

E. The Holding Company and the Company may withhold from any amounts payable under this Agreement such Federal, state or local taxes as shall be required to be withheld pursuant to any applicable law or regulation.

F. The Executive's, the Holding Company's or the Company's failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive, the Holding Company or the Company may have hereunder, shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

G. The Executive and the Holding Company and the Company acknowledge that, if prior to the Effective Date, (i) the Executive's employment with the Holding Company and the Company terminates or (ii) the Executive ceases to be an officer of the Holding Company and the Company, then the Executive shall have no further rights under this Agreement.

22. Certain Reduction of Payments by the Company.

A. Anything in this Agreement to the contrary notwithstanding, in the event that it should be determined that any payment or distribution by the Company to or for the benefit of the Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise but determined without regard to any reduction required under this Section (a Payment) would be nondeductible by the Company for federal income tax purposes pursuant to the provisions of Section 280G of the Internal Revenue Code, then the aggregate present value of all Payments shall be reduced (but not below zero) such that such aggregate present value of Payments equals the Reduced Amount. The "Reduced Amount" shall be an amount expressed in present value which maximizes the aggregate present value of Payments without causing any Payment to be nondeductible by the Company because of Section 280G of the Code. For purposes of this Section, present value shall be determined in accordance with Section 280G(d)(4) of the Code.

B. As a result of the uncertainty and the application of Section 280G of the Code at the time of the initial determination by the Company, it is possible that the Payment will have been made by the Company which should not have been made (hereinafter referred to as "Overpayment") or that additional Payments will not have been made by the Company which should have been made (Underpayment), in each case, consistent with the calculations required to be made hereunder. In the event that the accounting firm then servicing the books and records of the Company determines that an Overpayment has been made, any such overpayment should be treated for all purposes as a loan to the Executive which the Executive shall repay to the Company together with interest at the applicable federal rate as provided in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Executive to the Company if and to the extent that said Payment would not reduce the amount which is subject to taxation under Section 4999 of the Code. In the event that the accounting firm then servicing the Company determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Executive together with interest at the applicable federal rate provided for in Section 7872(f)(2) of the Code.

C. The parties understand, acknowledge and agree that, notwithstanding any other provision of this Agreement, the Company shall not be obligated to make any Payment or provide for any benefit under this Agreement where (i) appropriate regulatory authority does not approval or acquiesce as may be required by law; or (ii) the Company has been informed either orally or in writing by a representative of the appropriate regulatory authority that it is the position of said regulatory authority that making said Payment or providing said benefit would constitute an unsafe and unsound practice, violate a written agreement between the Company and the regulatory authority, violate an applicable rule or regulation of the authority, or would cause or representative of the regulatory authority to recommend enforcement action against the Company; provided, however, that consistent with said regulatory compliance, the Company will nevertheless use its best efforts to make each Payment to the maximum extent permitted.

IN WITNESS WHEREOF, the Executive and, pursuant to the authorization by their respective Boards of Directors, the Company and the Holding Company have signed this Agreement, all as of the day and year first above written.

KENNETH M. BURT

LYONS BANCORP, INC.

By:

THE LYONS NATIONAL BANK

By:

DOCS\DFOX\LYONSBAN\EMPLOYMENT AGREEMENT.BURT 2004

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Robert A. Schick (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its President and Chief Executive Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained his sixtieth (60th) birthday. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank, commencing each January 1st following said retirement, shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The

Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. The benefit shall be payable beginning thirty (30) days following retirement in equal monthly installments (of 1/12 of the annual benefit) until the death of the Executive, provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive ten percent (10%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Retirement Date (Paragraph III). This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to

discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) <u>Disability Provision:</u>

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph

V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").

   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other

actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote

generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued

liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraphs IV, V, VI, IX, and XI.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time mutual consent of the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days of receiving notice of said denial [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit

any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

By: ______________________ Director
Title

____
Secretary

____
Robert A. Schick

____
Witness

Exhibit 6.5

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Clair J. Britt (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Executive Vice President and Senior Lending Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from the Bank's pension plan assuming lifetime with

fifteen (15) years certain; (ii) The Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. Beginning January 1st following the Executive's retirement date, the benefits shall be payable annually until the death of the Executive. If, however, the Executive retires on a date other than December 31st, then the payment made January 1st of the year following retirement shall be an amount that is prorated based on the date of retirement. For example, if the Executive retires on April 1, 2002, then the payment made on January 1, 2003 shall be based upon the full annual benefit amount the Executive would have received for a full twelve months prorated for the nine (9) months retired in the year 2002.

Provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the date of the Executive's termination of service. This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) Discharge for Cause:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) Disability Provision:

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or
2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's

shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the Tier 1 capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional

material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

By: ______________________ President/CEO
Title

____
Secretary

____
Witness

____
Clair J. Britt

EXECUTIVE SALARY CONTINUATION AGREEMENT

THE AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a banking corporation organized and existing under the laws of the United States (hereinafter called "Bank"), and Kenneth M. Burt (hereinafter called the "Executive").

WITNESSETH:

WHEREAS, the Executive has been and continues to be a valued Executive of the Bank, and is now serving the Bank as its Chief Financial Officer; and,

WHEREAS, it is the consensus of the Board of Directors that the Executive's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity; and,

WHEREAS, the experience of the Executive, his knowledge of the affairs of the Bank, his reputation and contacts in the industry are so valuable that assurance of his continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Executive so as to reasonably assure his remaining in the Bank's employment during his lifetime or until the age of retirement; and,

WHEREAS, it is the desire of the Bank that his services be retained as herein provided; and,

WHEREAS, the Executive is willing to continue in the employ of the Bank provided the Bank agrees to pay to him or his beneficiaries certain benefits in accordance with the terms and conditions hereinafter set forth:

ACCORDINGLY, it is the desire of the Bank and the Executive to enter into this agreement under which the Bank will agree to make certain payments to the Executive at retirement or his beneficiary in the event of his premature death while employed by the Bank; and,

FURTHERMORE, it is the intent of the parties hereto that this agreement be considered an unfunded arrangement maintained primarily to provide supplemental benefits for the Executive, as a member of a select group of management or highly compensated employees of the Bank for the purposes of the Employee Retirement Income Security Act of 1974, (E.R.I.S.A.):

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. EMPLOYMENT

The Bank agrees to employ the Executive in such capacity as the Bank may from time to time determine. The Executive will continue in the employ of the Bank in such capacity and with such duties and responsibilities as may be assigned to him, and with such compensation as may be determined from time to time by the Board of Directors of the Bank. Active employment shall include temporary disability not to exceed six (6) months (26 weeks) and other "leave of absences" specifically granted by the Board of Directors.

II. FRINGE BENEFITS

The salary continuation benefits provided by this agreement are granted by the Bank as a fringe benefit to the Executive and are not part of any salary reduction plan or an arrangement deferring a bonus or a salary increase. The Executive has no option to take any current payment or bonus in lieu of these salary continuation benefits except as set forth hereinafter.

III. RETIREMENT DATE

If Executive remains in the continuous employ of the Bank, he shall retire from active employment with the Bank thirty (30) days after attaining his sixty-second (62nd) birthday, unless by action of the Board of Directors his period of active employment shall be shortened or extended.

IV. EARLY RETIREMENT

The Executive may retire early provided the Executive has attained age fifty-five (55) and has been employed by the Bank for twenty (20) full years from the date of first service. Upon said early retirement, the Executive shall receive the benefits set forth in Paragraph V subject to vesting schedule in Paragraph VIII, and based upon the Executive's compensation at said early retirement.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Subject to Subparagraph IX (A), upon said retirement the Bank, commencing each January 1st following said retirement, shall pay Executive an annual benefit equal to seventy-five percent (75%) of Executive's average of highest three (3) years (salary, bonus and deferred compensation) immediately prior to his retirement, said amount to be reduced by the following amounts the Executive would be entitled to at age sixty-two (62): (i) The amount available to the Executive from

the Bank's pension plan assuming lifetime with fifteen (15) years certain; (ii) The Bank's contribution to the Executive's 401(k) plan annuitized assuming the Executive would be paid for fifteen (15) years certain using a rate of return equal to the average one-year Federal funds rate for the twelve (12) months immediately preceding the Executive's retirement. It shall further be assumed that the Executive has contributed the maximum voluntary contribution to the 401(k) plan thereby being eligible for maximum Bank contribution and assume seven percent (7%) interest on Bank contribution. And, (iii) fifty percent (50%) of the Executive's age sixty-two (62) Social Security benefit. The benefit shall be payable beginning thirty (30) days following retirement in equal monthly installments (of 1/12 of the annual benefit) until the death of the Executive, provided that if less than one hundred and eighty (180) such monthly payments have been made prior to the death of the Executive, the Bank shall continue such monthly payments to whomever the Executive shall designate in writing and filed with the Bank, until the full number of one hundred and eighty (180) monthly payments have been made. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate.

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Executive should die while actively employed by the Bank at any time after the date of this Agreement but prior to his attaining the age of sixty-two (62) years (or such later date as may be agreed upon), the Executive shall become 100% vested in the value of his accrued liability account. The benefit shall be payable in either, at the discretion of the Bank, fifteen (15) annual payments using a rate of return equal to the average one year Federal funds rate for the twelve (12) months immediately preceding the Executive's date of death, or in a lump sum. Further, as set forth in this Agreement, the benefits shall be payable to such individual or individuals as the Executive may have designated in writing and filed with the Bank. The said monthly payments shall begin the first day of the month following the death of the Executive. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Executive shall be payable to the duly qualified executor or administrator of his estate. Provided, however, that anything hereinabove to the contrary notwithstanding, no death benefit shall be payable hereunder if it is determined that the Executive's death was caused by suicide on or before September 12, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued

liability retirement account for the Executive into which appropriate reserves shall be accrued.

VIII. VESTING

The Executive shall be entitled to receive five percent (5%) times the number of full years the Executive has been employed by the Bank from the date of this Agreement.

IX. OTHER TERMINATION OF EMPLOYMENT AND DISABILITY

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Executive's voluntary action, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account, at termination, multiplied by Executive's cumulative vested percentage as set forth in Paragraph VIII hereinabove. The payments are to begin thirty (30) days following the Executive's Retirement Date (Paragraph III). This severance compensation shall be paid in ten (10) equal annual installments without interest.

Subject to Subparagraph IX (A) herein, in the event that the employment of the Executive shall terminate prior to retirement from active employment, as provided in Paragraph III, due to the Executive's discharge by the Bank, then this Agreement shall terminate upon the date of such termination of employment. The Bank shall pay to the Executive an amount of money equal to the accrued balance of Executive's liability reserve account at termination. These payments shall begin thirty (30) days following the date of the termination of service. This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average of Federal funds rate for the twelve (12) months immediately preceding the termination of the Executive.

In the event the Executive's death should occur after such severance but prior to the completion of the monthly payments provided for in this Paragraph IX, the remaining installments shall be paid to such individual or individuals as the Executive may have designated in writing, and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of his estate.

A.) <u>Discharge for Cause</u>:

Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that

results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

B.) Disability Provision:

In the event the Executive's employment should terminate due to a total disability, as determined by the Executive's individual disability insurance policy, one hundred percent (100%) of the balance in the Executive's accrued liability account (at the time of said disability) shall be paid to the Executive for ten (10) years using the average Federal funds rate for the twelve (12) months preceding the Executive's date of disability, or in lump sum at Bank's discretion. Said payment shall commence thirty (30) days following termination due to disability. It is further agreed that in conjunction with this benefit plan the Bank will apply for and pay for a disability income policy in an amount providing at least sixty percent (60%) of the Executive's annual total compensation and sixty percent (60%) of the Executive's insurable retirement benefit plan contributions. This Plan shall have an elimination period of one (1) year.

X. PARTICIPATION IN OTHER PLANS

The benefits provided hereunder shall be in addition to Executive's annual salary as determined by the Board of Directors, and shall not affect the right of Executive to participate in any current or future Bank Retirement Plan, group insurance, bonus, or in any supplemental compensation arrangement which constitutes a part of the Bank's regular compensation structure.

XI. NON-COMPETE

The payment of benefits under this Agreement shall be contingent upon the Executive's not engaging in any activity that directly or indirectly competes with the Banks interests, within 25 miles of any physical office of the Bank existing at the time of Executive's retirement or voluntary termination. This provision shall last for three (3) years from termination of employment. However, this provision shall not apply in the event of a Change of Control as described in Section XII below.

XII. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive shall be entitled to receive the benefits in Paragraph V. Said benefit shall be based on the Executive's salary bonus, and deferred compensation at the time of said termination, reduced by the factors set forth in said Paragraph

V. Said benefit shall commence thirty (30) days following said termination of employment.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other

actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote

generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XIII. BANK CAPITAL

If after the retirement of Executive, the capital of the Bank should fall below the minimum required by the Bank's regulatory authority and/or the Bank fails to make a profit in any two (2) successive years, Executive may, at his option, demand that the Bank pay him the balance of the benefits due him in a lump sum. The balance due Executive shall be an amount of money equal to his accrued

liability benefit account balance and shall be paid to him by the Bank within thirty (30) days of his demand.

XIV. ALIENABILITY

It is agreed that neither Executive, nor his/her spouse, nor any other assignee, shall have any right to commute, sell, assign, transfer or otherwise convey the right to receive any payments hereunder, which payments and the right thereto are expressly declared to be non-assignable and non-transferable; and, in the event of any attempted assignment or transfer, the Bank shall have no further liability hereunder.

XV. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark, or entrust any fund or money with which to pay its obligations under this Agreement. The Bank reserves the absolute right at its sole discretion to either fund the obligations undertaken by this Agreement or to refrain from funding the same and determine the extent, nature, and method of such funding.

XVI. GENERAL ASSETS OF THE BANK

The rights of the Executive under this Agreement and of any beneficiary of the Executive shall be solely those of an unsecured creditor of the Bank. If the Bank shall acquire an insurance policy or any other asset in connection with the liabilities assumed by it hereunder, it is expressly understood and agreed that neither Executive nor any beneficiary of Executive shall have any right with respect to, or claim against, such policy or other asset. Such policy or asset shall not be deemed to be held under any trust for the benefit of Executive or his beneficiary or to be held in any way as collateral security for the fulfilling of the obligations of the Bank under this Agreement. It shall be and remain a general, unpledged, unrestricted asset of the Bank and Executive or his beneficiary shall not have a greater claim to the insurance policy or other assets, or any interest in either of them, than any other general creditor of the Bank.

XVII. REORGANIZATION

The Bank agrees that if the Bank merges or consolidates with any other company or organization, or permits its business activities to be taken over by any other organization, or ceases its business activities or terminates its existence. The Executive will be considered to be vested in one hundred percent (100%) of the retirement benefit to be paid to the Executive pursuant to Paragraph V above.

XVIII. AMENDMENT

This Agreement may be amended in whole or in part from time to time by the mutual consent of both the Executive and the Bank.

XIX. NOT A CONTRACT OF EMPLOYMENT

This Agreement shall not be deemed to constitute a contract of employment between the parties hereto, nor shall any provision hereof restrict the right of the Bank to discharge the Executive, or restrict the right of the Executive to terminate his employment.

XX. HEADINGS

Headings and subheadings of this Agreement are inserted for reference and convenience only and shall not be deemed a part of this agreement.

XXI. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

XXII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XXIII. CLAIMS PROCEDURE

In the event that benefits under this Agreement are not paid to the Executive (or his beneficiary in the case of the Executive's death), and such person feels entitled to receive them, a claim shall be made in writing to the Plan Administrator within ninety (90) days from the date payments are not made. Such claim shall be reviewed by the Plan Administrator and the Bank. If the claim is denied, in full or in part, the Plan Administrator shall provide a written notice within ninety (90) days setting forth the specific reasons for denial, specific reference to the provisions of this Agreement upon which the denial is based, and any additional material or information necessary to perfect the claim, if any. Also, such written notice shall indicate the steps to be taken if a review of the denial is desired.

If a claim is denied and a review is desired, the Executive (or his beneficiary in the case of the Executive's death), shall notify the Plan Administrator in writing within ninety (90) days [and a claim shall be deemed denied if the Plan Administrator does not take any action within the aforesaid ninety (90) day period]. In requesting a review, the Executive or his beneficiary may review this Agreement or any documents relating to it and submit any written issues and

comments he or she may feel appropriate. In its sole discretion the Plan Administrator shall then review the claim and provide a written decision within ninety (90) days. This decision likewise shall state the specific provisions of the Agreement on which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Agreement or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to a Board of Arbitration for final arbitration. Said Board shall consist of one member selected by the claimant, one member selected by the Bank, and the third member selected by the first two members. The Board shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Board with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Executive "for cause," such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision there under.

XXIV. NAMED FIDUCIARY AND PLAN ADMINISTRATOR

For purposes of implementing this claims procedure (but not for any other purpose), The Lyons National Bank, is hereby designated as the Named Fiduciary and Plan Administrator of Plan Agreement. As Named Fiduciary and Plan Administrator, The Lyons National Bank shall be responsible for the management, control, and administration of the agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

IN WITNESS WHEREOF, the Bank has caused this Agreement to be signed in its corporate name by its duly authorized officer, and attested by its Secretary, and Executive hereunto set his hand and seal, all on the day and year first above written.

THE LYONS NATIONAL BANK
Lyons, New York

Secretary

By _______ Title

Witness

Kenneth M. Burt

Exhibit 6.7

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	Union Central Life Insurance Company
Policy Number:	U200001372
Bank:	The Lyons National Bank
Insured:	Robert A. Schick, President
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the

Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of said termination, or Seven Hundred and Fifty Thousand Dollars ($750,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

Witness

By: ______ Title

Witness

Robert A. Schick

Exhibit 6.8

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	ING Southland Life Insurance Company Union Central Life Insurance Company
Policy Number:	0660014919 U200001297
Bank:	The Lyons National Bank
Insured:	Clair J. Britt, Executive Vice President
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the

direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and

deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

By: President/CEO
Title

Witness

Witness

Clair J. Britt

Exhibit 6.9

LIFE INSURANCE

ENDORSEMENT METHOD SPLIT DOLLAR PLAN

AGREEMENT

Insurer:	ING Southland Life Insurance Company
Policy Number:	0660014917
Bank:	The Lyons National Bank
Insured:	Kenneth M. Burt, Chief Financial Officer
Relationship of Insured to Bank:	Executive
Trust:	Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and The Endorsement Method Split Dollar Plan Agreement

The respective rights and duties of the Bank and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

I. DEFINITIONS

Refer to the policy contract for the definition of any terms in this Agreement that are not defined herein. If a definition of a term in the policy is inconsistent with the definition of a term in this Agreement, then the definition of the term as set forth in this Agreement shall supersede and replace the definition of the terms as set forth in the policy.

II. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Trustee for the Rabbi Trust for the Executive Salary Continuation Agreement, Director Fee Continuation Agreement, and the Endorsement Method Split Dollar Plan Agreement for its use and for the use of the Insured all in accordance with this Agreement. The Trustee at the direction of the Bank may, to the extent of its interest, exercise the right to borrow or withdraw on the policy cash values. Where the Trustee at the direction of the

Bank and the Insured (or assignee, with the consent of the Insured) mutually agree to exercise the right to increase the coverage under the subject Split Dollar policy, then, in such event, the rights, duties and benefits of the parties to such increased coverage shall continue to be subject to the terms of this Agreement.

III. BENEFICIARY DESIGNATION RIGHTS

The Insured (or assignee) shall have the right and power to designate a beneficiary or beneficiaries to receive the Insured's share of the proceeds payable upon the death of the Insured, and to elect and change a payment option for such beneficiary, subject to any right or interest the Trustee at the direction of the Bank or the Trust may have in such proceeds, as provided in this Agreement.

IV. PREMIUM PAYMENT METHOD

The Bank or the Trustee at the direction of the Bank shall pay an amount equal to the planned premiums and any other premium payments that might become necessary to keep the policy in force.

V. TAXABLE BENEFIT

Annually the Insured will receive a taxable benefit equal to the assumed cost of insurance as required by the Internal Revenue Service. The Bank or the Trustee at the direction of the Bank will report to the Insured the amount of imputed income each year on Form W-2 or its equivalent.

VI. DIVISION OF DEATH PROCEEDS

Subject to Paragraphs VII and IX herein, the division of the death proceeds of the policy is as follows:

A. Should the Insured be employed by the Bank at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of death, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

B. Should the Insured be retired from the Bank, involuntarily terminated (without cause) from the Bank, or terminated from the Bank due to disability, at the time of death, the Insured's beneficiary(ies), designated in accordance with Paragraph III, shall be entitled to an amount equal to three times (3x's) the Insured's total compensation (including salary, bonus and deferred compensation) at the time of said termination, or Five Hundred Thousand Dollars ($500,000), whichever is greater.

C. Should the Insured not be employed by the Bank for reasons other than retirement, involuntary termination, or disability, at the time of his or her death, no death benefits are payable.

D. The Bank shall be entitled to the remainder of such proceeds.

E. The Bank and the Insured (or assignees) shall share in any interest due on the death proceeds on a pro rata basis as the proceeds due each respectively bears to the total proceeds, excluding any such interest.

VII. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

The Bank or the Trust shall at all times be entitled to an amount equal to the policy's cash value, as that term is defined in the policy contract, less any policy loans and unpaid interest or cash withdrawals previously incurred by the Bank or the Trustee at the direction of the Bank and any applicable surrender charges. Such cash value shall be determined as of the date of surrender or death as the case may be.

VIII. RIGHTS OF PARTIES WHERE POLICY ENDOWMENT OR ANNUITY ELECTION EXISTS

In the event the policy involves an endowment or annuity element, the Bank's or the Trust' right and interest in any endowment proceeds or annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding such endowment proceeds or the commuted value of such annuity benefits as the policy's cash value. Such endowment proceeds or annuity benefits shall be considered to be like death proceeds for the purposes of division under this Agreement.

IX. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the occurrence of any one of the following:

A. Should the Executive be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement; or

B. Voluntary termination of employment by the Executive.

Upon such termination, the Insured (or assignee) shall have a fifteen (15) day option to receive from the Bank or the Trustee at the direction of the Bank an absolute assignment of the policy in consideration of a cash payment to the Bank or the Trustee at the direction of the Bank, whereupon this Agreement shall terminate. Such cash payment referred to hereinabove shall be the greater of:

A. The Bank's or the Trust' share of the cash value of the policy on the date of such assignment, as defined in this Agreement; or

B. The amount of the premiums, which have been paid by the Bank or the Trustee at the direction of the Bank prior to the date of such assignment.

If, within said fifteen (15) day period, the Insured fails to exercise said option, fails to procure the entire aforestated cash payment, or dies, then the option shall terminate and the Insured (or assignee) agrees that all of the Insured's rights, interest and claims in the policy shall terminate as of the date of the termination of this Agreement.

The Insured expressly agrees that this Agreement shall constitute sufficient written notice to the Insured of the Insured's option to receive an absolute assignment of the policy as set forth herein.

Except as provided above, this Agreement shall terminate upon distribution of the death benefit proceeds in accordance with Paragraph VI above.

X. INSURED'S OR ASSIGNEE'S ASSIGNMENT RIGHTS

The Insured may not, without the written consent of the Bank, assign to any individual, trust or other organization, any right, title or interest in the subject policy nor any rights, options, privileges or duties created under this Agreement.

XI. AGREEMENT BINDING UPON THE PARTIES

This Agreement shall bind the Insured and the Bank or the Trustee at the direction of the Bank, their heirs, successors, personal representatives and assigns.

XII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Endorsement Method Split Dollar Agreement shall be The Lyons National Bank until its resignation or removal by the Board of Directors. As Named Fiduciary and Plan Administrator, the Bank or the Trustee at the direction of the Bank shall be responsible for the management, control, and administration of this Split Dollar Plan as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Plan shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedures.

Claim forms or claim information as to the subject policy can be obtained by contacting Benmark, Inc. (800-544-6079). When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIII. GENDER

Whenever in this Agreement words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

XIV. INSURANCE COMPANY NOT A PARTY TO THIS AGREEMENT

The Insurer shall not be deemed a party to this Agreement, but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance in accordance with the policy provisions shall fully discharge the Insurer from any and all liability.

XV. CHANGE OF CONTROL

After a Change of Control as set forth herein, if the Executive subsequently suffers a Termination of Employment, voluntary or involuntary, except for cause, then the Executive's beneficiary(ies) shall be entitled to receive the benefits in Paragraph VI (A) as if the Executive had been employed by the Bank at the time of death.

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
   Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has

been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be)

beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50%

of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XVI. AMENDMENT OR REVOCATION

It is agreed by and between the parties hereto that, during the lifetime of the Insured, this Agreement may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Insured and the Bank.

XVII. EFFECTIVE DATE

The Effective Date of this Agreement shall be September 12, 2001.

XVIII. SEVERABILITY AND INTERPRETATION

If a provision of this Agreement is held to be invalid or unenforceable, the remaining provisions shall nonetheless be enforceable according to their terms. Further, in the event that any provision is held to be over broad as written, such provision shall be deemed amended to narrow its application to the extent necessary to make the provision enforceable according to law and enforced as amended.

XIX. APPLICABLE LAW

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

Executed at Lyons, New York this 26th day of September, 2001.

THE LYONS NATIONAL BANK
Lyons, New York

Witness

By: President/CEO
Title

Witness

Kenneth M. Burt

DIRECTOR FEE CONTINUATION AGREEMENT

THIS AGREEMENT, made and entered into this 26th day of September, 2001 by and between The Lyons National Bank, a Bank organized and existing under the laws of the United States, (hereinafter referred to as the, "Bank"), and David J. Breen, Jr., a member of the Board of Directors of the Bank (hereinafter referred to as the "Director").

WITNESSETH:

WHEREAS, it is the consensus of the Board of Directors (hereinafter referred to as the, "Board") that the Director's services to the Bank in the past have been of exceptional merit and have constituted an invaluable contribution to the general welfare of the Bank and in bringing it to its present status of operating efficiency, and its present position in its field of activity;

WHEREAS, the Director's experience, knowledge of the affairs of the Bank, reputation, and contacts in the industry are so valuable that assurance of the Director's continued services is essential for the future growth and profits of the Bank and it is in the best interests of the Bank to arrange terms of continued employment for the Director so as to reasonably assure the Director's remaining in the Bank's employment during the Director's lifetime or until the age of retirement;

WHEREAS, it is the desire of the Bank that the Director's services be retained as herein provided;

WHEREAS, the Director is willing to continue in the service of the Bank provided the Bank agrees to pay the Director's or the Director's beneficiary(ies) certain benefits in accordance with the terms and conditions hereinafter set forth;

ACCORDINGLY, it is the desire of the Bank and the Director to enter into this agreement under which the Bank will agree to make certain payments to the Director at retirement or the Director's beneficiary(ies) in the event of the Director's death pursuant to this Agreement;

FURTHERMORE, it is the intent of the parties hereto that this Director Plan be considered an unfunded arrangement maintained primarily to provide supplemental retirement benefits for the Director, and to be considered a non-qualified benefit plan for purposes of the Employee Retirement Security Act of 1974, as amended ("ERISA"). The Director is fully advised of the Bank's financial status and has had substantial input in the design and operation of this benefit plan; and

NOW, THEREFORE, in consideration of services performed in the past and to be performed in the future as well as of the mutual promises and covenants herein contained it is agreed as follows:

I. SERVICE

The Director will continue to serve the Bank in such capacity and with such duties and responsibilities as may be assigned, and with such compensation as may be determined from time to time by the Board of Directors of the Bank.

II. FRINGE BENEFITS

The fee continuation benefits provided by this Agreement are granted by the Bank as a fringe benefit to the Director and are not part of any fee reduction plan or an arrangement deferring a bonus or a fee increase. The Director has no option to take any current payment or bonus in lieu of these fee continuation benefits except as set forth hereinafter.

III. ELIGIBILITY

Director must be elected to Board. Upon the election to the Board of Directors, the Director begins eligible service.

IV. RETIREMENT DATE, NORMAL RETIREMENT AGE, AND EARLY RETIREMENT

A. <u>Retirement Date</u>:

If the Director continuously serves the Bank, the Director shall retire from active service with the Bank on the December 31st nearest the Director's seventieth (70th) birthday, unless by action of the Board of Directors this period of active service shall be shortened or extended.

B. <u>Normal Retirement Age</u>:

Normal Retirement Age shall mean the date on which the Director attains age seventy (70).

C. <u>Early Retirement</u>:

The Director may retire early provided the Director has attained age sixty (60), has completed ten (10) full years of service on the Board of the Bank from the date of first service, and has completed five (5) full years of service on the Board of the Bank from the Effective Date of this Agreement unless waived by the Board of the Bank. Upon early retirement, the Director shall receive the benefits set forth in Paragraph V commencing as set forth in Paragraph V, and, if the Director chooses Option A in Paragraph V, the benefit shall be based upon the Director's average final three (3) years fees at the early retirement and the vesting schedule set forth in Paragraph VIII.

V. RETIREMENT BENEFIT AND POST-RETIREMENT DEATH BENEFIT

Upon eligibility to participate in the Plan, the Director will choose either option A or B.

A. Upon said retirement, the Bank, commencing with the first day of the month following the date of such retirement, shall pay the Director an annual benefit equal to seventy-five percent (75%) of average final three (3) years fees. Said amount shall be paid for a period of five (5) years, provided that if less than five (5) such annual payments have been made prior to the death of the Director, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of five (5) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

OR

B. May choose to take if insurable a Nursing Home and Professional Home Care policy providing $200 per day, five percent (5%) inflation rider, six (6) year benefit and 90 day elimination period (or similar policy of this type).

VI. DEATH BENEFIT PRIOR TO RETIREMENT

In the event the Director should die while actively serving the Bank at any time after the date of this Agreement but prior to the Director attaining the age of seventy (70) years and the Director chooses option A above, the Bank will pay an annual benefit equal to seventy-five percent (75%) of average final three (3) years' fees for a period of five (5) years to said beneficiary(ies). If the Director chooses option B under Paragraph V hereinabove the nursing home and professional home care policy shall cease. In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

VII. BENEFIT ACCOUNTING

The Bank shall account for this benefit using the regulatory accounting principles of the Bank's primary federal regulator. The Bank shall establish an accrued liability retirement account for the Director into which appropriate reserves shall be accrued.

VIII. VESTING

The Director shall be vested in the benefits provided in this Agreement as follows that corresponds to the number of full years the Director has served the Bank from the date of first service on the Board of the Bank.

Years of Service	Vesting (to a maximum of 100%
0 – 9	0%
10 or more	100%

IX. OTHER TERMINATION OF SERVICE

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active service, as provided in Paragraph IV, by the Director's voluntary or involuntary action (other than "for cause"), then this Agreement shall terminate upon the date of such termination of service and the Bank shall pay to the Director, if Option A were selected in Paragraph V, an amount of money equal to the accrued balance of Director's liability reserve account multiplied by Director's cumulative vested percentage as set forth in Paragraph VIII hereinabove, said payments to begin, at the sole discretion of the Bank, thirty (30) days following the date of the termination of service, or at the Director's Retirement Date (Paragraph IV). This severance compensation shall be paid in ten (10) equal annual installments with interest equal to the average Federal Funds rate for the prior twelve (12) months as reported in the Federal Reserve Bulletin #H-25, or such replacement document, as of the date of termination. If, however, the Director chooses Option B in Paragraph V, then the nursing home and professional home care policy shall continue to exist only if the director has served ten (10) or more full years on the Board of Directors from the date of first service. Otherwise, said nursing home and professional home care policy premiums shall no longer be the responsibility of the Bank.

Subject to Subparagraph IX (i) herein, in the event that the service of the Director shall terminate prior to retirement from active employment, as provided in Paragraph III, by the Director's discharge "for cause", then this Agreement shall terminate upon the date of such termination of service and all benefits shall be forfeited.

(i) Discharge for Cause: Should the Director be discharged for cause at any time, all benefits under this Agreement shall be forfeited. The term "for cause" shall mean gross negligence or gross neglect or willful violation of any law that results in any adverse effect on the Bank. If a dispute arises as to discharge "for cause", such dispute shall be resolved by arbitration as set forth in this Agreement.

In the event the Director's death should occur after such termination but prior to the Director receiving the amounts due hereunder, the Bank shall either, at the discretion of the Bank, continue such annual payments to the individual or individuals the Director may have designated in writing and filed with the Bank until the full number of ten (10) payments have been made, or make the total amount of said payments due in a lump sum reduced to present value as set forth in Subparagraph XIII (K) to said beneficiary(ies). In the absence of any effective designation of beneficiary, any such amounts becoming due and payable upon the death of the Director shall be payable to the duly qualified executor or administrator of the Director's estate. Said payments due hereunder shall begin the first day of the second month following the decease of the Director. Provided, however, in the event of suicide, no death benefit shall be payable hereunder if the Director dies on or before the 12th day of September, 2003.

X. DEFERRAL BENEFITS

A. Deferral Election:

Any Director wishing to defer any portion or all of the Director's fees may elect to defer up to one hundred percent (100%) of said fees. The Director will make the election to defer by filing with the Bank a written statement setting forth the amount of the deferrals. This statement must be filed prior to having earned the deferred income.

B. Deferred Compensation Account:

The Bank shall establish a Deferred Compensation Account in the name of the Director and credit that account with the deferrals. The Bank shall also credit interest to the Deferred Compensation Account balance on December 31st of each year. The interest rate credited shall be the Bank's highest certificate of deposit rate for each Plan Year [Subparagraph XIII (M)].

C. Retirement, Termination of Service or Death:

Upon the Director's Retirement Date or Termination of Service from the Board, the balance of the Director's Deferred Compensation Account shall be payable in five (5) annual installments, payable to the Director beginning January 1st of the year after termination. Should the Director

die while there is a balance in the Director's Deferred Compensation Account, such balance shall be paid in a lump sum to such individual or individuals as the Director may have designated in writing and filed with the Bank. In the absence of any effective designation of beneficiary, any such amounts shall be payable to the duly qualified executor or administrator of the Director's estate. Said payment due hereunder shall be on the first day of the second month following the decease of the Director.

XI. CHANGE OF CONTROL

In the event there is change in control as described in Subparagraph XI (A) herein below, and if the Director's service shall terminate, or the Director's fee or position shall decrease, subsequent to said conversion and change of control then the Director shall immediately receive the value of the Director's accrued liability account. The Director shall be one hundred percent (100%) vested in said benefits, and said benefits shall begin without regard to the Director's Retirement Date (Paragraph IV).

(A) For purposes of this Agreement, a Change of Control shall mean:

1. The acquisition by any one or more individuals, entities or groups (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then outstanding shares of common stock of the Holding Company (the then outstanding shares of common stock of the Holding Company (the "Outstanding Holding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Holding Company entitled to vote generally in the election of directors (the "Outstanding Holding Company Voting Securities").
Irrespective of the foregoing, however, any transfer made as the result of the death of a shareholder whereby said shares pass to a beneficiary as designated under the shareholder's duly probated Last Will and Testament, or as a result of intestacy should the deceased shareholder not have a duly probated Last Will and Testament, or by joint tenancy should the shares be owned by the deceased shareholder jointly with a spouse, or deceased shareholder's issue, shall not be deemed to be a transfer for purposes of determining a change of control as set forth in this section. In addition, any transfer made by a shareholder which has been consented to by the Executive within thirty (30) days of said transfer, or which occurred more than three (3) years previously, shall be excluded from any computation of Change of Control under the provisions of this section. Any such transfer by death or

approved transfer by Executive is hereinafter referred to as an "Exempt Transfer"; or

2. Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Holding Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms as used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board; or

3. Approval by the shareholders of the Holding Company of a reorganization, merger or consolidation, in each case, unless, following such reorganization, merger or consolidation, (i) more than 65% of, respectively, the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such reorganization, merger or consolidation in substantially the same proportions as their ownership, immediately prior to such reorganization, merger or consolidation of the Outstanding Holding Company Common Stock and Outstanding Holding Company Voting Securities, as the case may be (excepting the exempt transfers noted in (1) above, (ii) no Person (excluding the Holding Company, any employee benefit plan (or related trust) of the Holding Company, or such corporation resulting from such reorganization, merger or consolidation, and any Person beneficially owning, immediately prior to such reorganization, merger or consolidation, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding shares of common stock of the corporation resulting from such reorganization, merger or consolidation or the combined voting power of the then outstanding voting securities of such corporation, and (iii) at least a majority of the members of the board of directors of the

corporation resulting from such reorganization, merger or consolidation were members of the Incumbent Board at the time of the execution of the initial agreement providing for such reorganization, merger or consolidations; or

4. Approval by the shareholders of the Holding Company of (i) a complete liquidation or dissolution of the Holding Company or (ii) the sale or other disposition of all or substantially all of the assets of the Holding Company, other than to a corporation, with respect to which following such sale or other disposition, (a) more than 65% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors in then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportion as their ownership, immediately prior to such sale or other disposition, of the Outstanding Holding Company Common Stock and the Outstanding Holding Company Voting Securities, as the case may be, (b) no Person (excluding the Holding Company and any employee benefit plan (or related trust) of the Holding Company, or such corporation and any Person beneficially owning, immediately prior to such sale or other disposition, directly or indirectly, 35% or more of the Outstanding Holding Company Common Stock or the Outstanding Holding Company Voting Securities, as the case may be) beneficially owns, directly or indirectly, 35% or more of, respectively, of the then outstanding voting shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors and (c) at least a majority of the members of the board of directors of such corporation were members of the Incumbent Board at the time of the execution of the initial agreement or action of the Board providing for such sale or other disposition of assets of the Holding Company; or

5. The issuance or transfer of sufficient shares of stock, or a merger, reorganization or consolidation, which results in (i) more than 50% of the then outstanding shares of common stock of the Company, or (ii) securities having more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, being owned by other than the Holding Company or persons who owned securities having more that 65% of the combined voting power of the outstanding voting securities of the Holding Company entitled to vote generally in the election of directors of the Holding

Company prior to the transaction (but expressly excluding Exempt Transfers as set forth in subparagraph (1) herein.

XII. RESTRICTIONS ON FUNDING

The Bank shall have no obligation to set aside, earmark or entrust any fund or money with which to pay its obligations under this Director Plan. The Directors, their beneficiary(ies), or any successor in interest shall be and remain simply a general creditor of the Bank in the same manner as any other creditor having a general claim for matured and unpaid compensation.

The Bank reserves the absolute right, at its sole discretion, to either fund the obligations undertaken by this Director Plan or to refrain from funding the same and to determine the extent, nature and method of such funding. Should the Bank elect to fund this Director Plan, in whole or in part, through the purchase of life insurance, mutual funds, disability policies or annuities, the Bank reserves the absolute right, in its sole discretion, to terminate such funding at any time, in whole or in part. At no time shall any Director be deemed to have any lien nor right, title or interest in or to any specific funding investment or to any assets of the Bank.

If the Bank elects to invest in a life insurance, disability or annuity policy upon the life of the Director, then the Director shall assist the Bank by freely submitting to a physical exam and supplying such additional information necessary to obtain such insurance or annuities.

XIII. MISCELLANEOUS

A. Alienability and Assignment Prohibition:

Neither the Director, nor the Director's surviving spouse, nor any other beneficiary(ies) under this Director Plan shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify or otherwise encumber in advance any of the benefits payable hereunder nor shall any of said benefits be subject to seizure for the payment of any debts, judgments, alimony or separate maintenance owed by the Director or the Director's beneficiary(ies), nor be transferable by operation of law in the event of bankruptcy, insolvency or otherwise. In the event the Director or any beneficiary attempts assignment, commutation, hypothecation, transfer or disposal of the benefits hereunder, the Bank's liabilities shall forthwith cease and terminate.

B. Binding Obligation of the Bank and any Successor in Interest:

The Bank shall not merge or consolidate into or with another bank or sell substantially all of its assets to another bank, firm or person until such

bank, firm or person expressly agrees, in writing, to assume and discharge the duties and obligations of the Bank under this Director Plan. This Director Plan shall be binding upon the parties hereto, their successors, beneficiaries, heirs and personal representatives.

C. Amendment or Revocation:

It is agreed by and between the parties hereto that, during the lifetime of the Director, this Director Plan may be amended or revoked at any time or times, in whole or in part, by the mutual written consent of the Director and the Bank.

D. Gender:

Whenever in this Director Plan words are used in the masculine or neuter gender, they shall be read and construed as in the masculine, feminine or neuter gender, whenever they should so apply.

E. Effect on Other Bank Benefit Plans:

Nothing contained in this Director Plan shall affect the right of the Director to participate in or be covered by any qualified or non-qualified pension, profit-sharing, group, bonus or other supplemental compensation or fringe benefit plan constituting a part of the Bank's existing or future compensation structure.

F. Headings:

Headings and subheadings in this Director Plan are inserted for reference and convenience only and shall not be deemed a part of this Director Plan.

G. Applicable Law:

The validity and interpretation of this Agreement shall be governed by the laws of the State of New York.

H. 12 U.S.C. § 1828(k):

Any payments made to the Director pursuant to this Director Plan, or otherwise, are subject to and conditioned upon their compliance with 12 U.S.C. § 1828(k) or any regulations promulgated thereunder.

I. Partial Invalidity:

If any term, provision, covenant, or condition of this Director Plan is determined by an arbitrator or a court, as the case may be, to be invalid, void, or unenforceable, such determination shall not render any other term, provision, covenant, or condition invalid, void, or unenforceable, and the Director Plan shall remain in full force and effect notwithstanding such partial invalidity.

J. Continuation as Director:

Neither this Agreement nor the payments of any benefits thereunder shall be construed as giving to the Director any right to be retained as a member of the Board of Directors of the Bank.

K. Present Value:

All present value calculations under this Agreement shall be based on the following discount rate:

Discount Rate: The discount rate as used in the calculations for the Director plan.

L. Effective Date:

The Effective Date of the Plan shall be September 12, 2001.

M. Plan Year:

Any reference to the "Plan Year" shall mean a calendar year from January 1st to December 31st. In the year of implementation, the term the "Plan Year" shall mean the period from the Effective Date to December 31st of the year of the Effective Date.

XIV. ERISA PROVISION

A. Named Fiduciary and Plan Administrator:

The "Named Fiduciary and Plan Administrator" of this Director Plan shall be The Lyons National Bank until its resignation or removal by the Board. As Named Fiduciary and Plan Administrator, the Bank shall be responsible for the management, control and administration of the Director Plan. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Director Plan including the employment of advisors and the delegation of ministerial duties to qualified individuals.

B. Claims Procedure and Arbitration:

In the event a dispute arises over benefits under this Director Plan and benefits are not paid to the Director (or to the Director's beneficiary(ies) in the case of the Director's death) and such claimants feel they are entitled to receive such benefits, then a written claim must be made to the Named Fiduciary and Plan Administrator named above within sixty (60) days from the date payments are refused. The Named Fiduciary and Plan Administrator shall review the written claim and if the claim is denied, in whole or in part, they shall provide in writing within sixty (60) days of receipt of such claim its specific reasons for such denial, reference to the provisions of this Director Plan upon which the denial is based and any additional material or information necessary to perfect the claim. Such written notice shall further indicate the additional steps to be taken by claimants if a further review of the claim denial is desired. A claim shall be deemed denied if the Named Fiduciary and Plan Administrator fail to take any action within the aforesaid sixty-day period.

If claimants desire a second review they shall notify the Named Fiduciary and Plan Administrator in writing within sixty (60) days of the first claim denial. Claimants may review this Director Plan or any documents relating thereto and submit any written issues and comments it may feel appropriate. In their sole discretion, the Named Fiduciary and Plan Administrator shall then review the second claim and provide a written decision within sixty (60) days of receipt of such claim. This decision shall likewise state the specific reasons for the decision and shall include reference to specific provisions of the Plan Agreement upon which the decision is based.

If claimants continue to dispute the benefit denial based upon completed performance of this Director Plan or the meaning and effect of the terms and conditions thereof, then claimants may submit the dispute to an Arbitrator for final arbitration. The Arbitrator shall be selected by mutual agreement of the Bank and the claimants. The Arbitrator shall operate under any generally recognized set of arbitration rules. The parties hereto agree that they and their heirs, personal representatives, successors and assigns shall be bound by the decision of such Arbitrator with respect to any controversy properly submitted to it for determination.

Where a dispute arises as to the Bank's discharge of the Director for "cause", such dispute shall likewise be submitted to arbitration as above described and the parties hereto agree to be bound by the decision thereunder.

XV. TERMINATION OR MODIFICATION OF AGREEMENT BY REASON OF CHANGES IN THE LAW, RULES OR REGULATIONS

The Bank is entering into this Agreement upon the assumption that certain existing tax laws, rules and regulations will continue in effect in their current form. If any said assumptions should change and said change has a detrimental effect on this Director Plan, then the Bank reserves the right to terminate or modify this Agreement accordingly. Upon a Change of Control (Paragraph XI), this paragraph shall become null and void effective immediately upon said Change of Control.

IN WITNESS WHEREOF, the parties hereto acknowledge that each has carefully read this Agreement and executed the original thereof on the first day set forth herein above and that, upon execution, each has received a conforming copy.

THE LYONS NATIONAL BANK
Lyons, New York

_____________________ Witness

By _____________________ President/CEO Title

_____________________ Witness

_____________________ David J. Breen, Jr.

SCHEDULE TO EXHIBIT 6.10 - FORM OF SEPTEMBER 26, 2001 DIRECTOR FEE CONTINUATION AGREEMENTS BY AND AMONG THE LYONS NATIONAL BANK AND THE NON-EMPLOYEE DIRECTORS

The Director Fee Continuation Agreement filed as Exhibit 6.10 is substantially identical in all material respects to the Director Fee Continuation Agreements which have been entered into by the Lyons National Bank and the following additional non-employee directors effective as of September 26, 2001:

James A. Homburger
Theodore Marshall
Anthony Paliotti
James E. Santelli
John J. Werner, Jr.

EXHIBIT 10.1

INDEPENDENT AUDITORS' CONSENT

We hereby consent to the inclusion in the Form 1-A Regulation A Offering Statement of Lyons Bancorp, Inc., filed on or about February 23, 2004, of our report dated February 6, 2004 relating to the financial statements of Lyons Bancorp, Inc., and to the reference to our firm under the heading "Experts" in the Offering Circular.

Fagliarone Group CPAs, PC

Syracuse, New York
February 20, 2004

#2005-172

AGREEMENT BY AND BETWEEN
The Lyons National Bank
Lyons, New York
and
The Comptroller of the Currency

The Lyons National Bank, Lyons, New York ("Bank") and the Comptroller of the Currency of the United States of America ("Comptroller") wish to protect the interests of the depositors, other customers, and shareholders of the Bank, and, toward that end, wish the Bank to operate safely and soundly and in accordance with all applicable laws, rules and regulations.

The Comptroller, through his/her National Bank Examiners, has examined the Bank, and his/her findings are contained in the Report of Examination ("ROE") for the examination that commenced on March 24, 2005.

In consideration of the above premises, it is agreed, between the Bank, by and through its duly elected and acting Board of Directors ("Board"), and the Comptroller, through his authorized representative, that the Bank shall operate at all times in compliance with the articles of this Agreement.

ARTICLE I

JURISDICTION

(1) This Agreement shall be construed to be a "written agreement entered into with the agency" within the meaning of 12 U.S.C. § 1818(b)(1).

(2) This Agreement shall be construed to be a "written agreement between such depository institution and such agency" within the meaning of 12 U.S.C. § 1818(e)(1) and 12 U.S.C. § 1818(i)(2).

(3) This Agreement shall be construed to be a "formal written agreement" within the meaning of 12 C.F.R. § 5.51(c)(6)(ii). See 12 U.S.C. § 1831i.

(4) This Agreement shall be construed to be a "written agreement" within the meaning of 12 U.S.C. § 1818(u)(1)(A).

(5) This Agreement shall cause the Bank to be designated as in "troubled condition," as set forth in 12 C.F.R. § 5.51(c)(6), unless otherwise informed in writing by the Comptroller. In addition, this Agreement shall cause the Bank not to be designated as an "eligible bank" for purposes of 12 C.F.R. § 5.3(g), unless otherwise informed in writing by the Comptroller.

(6) All reports or plans which the Bank or Board has agreed to submit to the Assistant Deputy Comptroller pursuant to this Agreement shall be forwarded to:

James M. Gouldie
Assistant Deputy Comptroller
Syracuse Field Office
231 Salina Meadows Parkway, Suite 105
Syracuse, New York 13212

ARTICLE II

COMPLIANCE COMMITTEE

(1) Within fifteen (15) days of the date of this Agreement, the Board shall appoint a Compliance Committee of at least four (4) directors, of which no more than one (1) shall be an employee of the Bank or any of its affiliates (as the term "affiliate" is defined in 12 U.S.C. § 371c(b)(1)), or a family member of any such person. Upon appointment, the names of the members of the Compliance Committee and, in the event of a change of the membership, the name of any new member shall be submitted in writing to the Assistant Deputy Comptroller.

The Compliance Committee shall be responsible for monitoring and coordinating the Bank's adherence to the provisions of this Agreement.

(2) The Compliance Committee shall meet at least monthly.

(3) On or before January 15, 2006 and monthly thereafter, the Compliance Committee shall submit a written progress report to the Board setting forth in detail:

(a) actions taken to comply with each Article of this Agreement; and,

(b) the results and status of those actions.

(4) The Board shall forward a copy of the Compliance Committee's report, with any additional comments by the Board, to the Assistant Deputy Comptroller within ten (10) days of receiving such report.

ARTICLE III

ACTION PLAN

(1) On or before January 15, 2006, the Board shall adopt, implement, and thereafter ensure Bank adherence to a written action plan detailing the Board's assessment of what needs to be done to address the regulatory recommendations outlined in the ROE and the requirements of this Agreement to improve the Bank, specifying how the Board will implement the plan, and setting forth a timetable for the implementation of the plan.

(2) Upon completion of the plan, the Board shall submit the plan to the Assistant Deputy Comptroller for review. The Board shall establish appropriate procedures for the implementation of the plan.

(3) In the event the Assistant Deputy Comptroller recommends changes to the action plan, the Board shall immediately incorporate those changes into the plan.

(4) The plan shall be implemented pursuant to the time frames set forth within the plan unless events dictate modifications to the plan. Where the Board considers modifications appropriate, those modifications shall be submitted to the Assistant Deputy Comptroller for prior written determination of no supervisory objection. Upon receiving a determination of no supervisory objection from the Assistant Deputy Comptroller, the Bank shall implement and adhere to the plan.

ARTICLE IV

BOARD TO ENSURE COMPETENT MANAGEMENT

(1) Within one hundred and twenty (120) days, the Board shall review the capabilities of the Bank's management, including the President, Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, and any other key members of senior and middle management, to perform present and anticipated duties and the Board will determine whether management changes should be made, including the need for additions to or deletions from current management. As part of this review, the Board shall consider the findings contained in the ROE, and assess management's ability to correct the deficiencies in the ROE in evaluating and ensuring the competency of management.

(2) If the Board determines that an officer will continue in his/her position but that his/her depth of skills needs improvement, the Board will within thirty (30) days of the determination develop and implement a written program, with specific time frames, to improve the officer's supervision and management of the Bank. At a minimum, the written program shall include:

(a) an education program designed to ensure that the officer has skills and abilities necessary to perform effectively;

(b) a program to improve the effectiveness of the officer;

(c) objectives by which his/her effectiveness will be measured; and,

(d) a performance appraisal program for evaluating performance according to the position's description and responsibilities and for measuring performance against the Bank's goals and objectives.

(3) If any position mentioned in Paragraphs (1) or (2) of this Article becomes vacant now or in the future, including if the Board determines that the skills of the individual are not suitable for the position or realigns an existing officer's responsibilities and a position mentioned in Paragraphs (1) or (2) becomes vacant, the Board shall within ninety (90) days of such vacancy identify, interview and propose a capable person to the vacant position who shall be vested with sufficient executive authority to ensure the Bank's compliance with this Agreement and the safe and sound operation of functions within the scope of that position's responsibility.

(4) Prior to the appointment of any individual to an executive officer or director position, the Board shall submit to the Assistant Deputy Comptroller the following information:

(a) the information sought in the "Changes in Directors and Senior Executive Officers" and "Background Investigations" booklets of the Comptroller's Licensing Manual, together with a legible fingerprint card for the proposed individual;

(b) a written statement of the Board's reasons for selecting the proposed officer; and,

(c) a written description of the proposed officer's duties and responsibilities.

(5) The Assistant Deputy Comptroller shall have the power to disapprove the appointment of the proposed new officer. However, the lack of disapproval of such individual shall not constitute an approval or endorsement of the proposed officer.

(6) The requirement to submit information and the prior disapproval provisions of this Article are based on the authority of 12 U.S.C. § 1818(b)(6)(E) and do not require the Comptroller to complete his/her review and act on any such information or authority within ninety (90) days.

(7) Upon completion, a copy of the written program shall be submitted to the Assistant Deputy Comptroller.

ARTICLE V

CAPITAL MAINTENANCE PLAN AND HIGHER CAPITAL MINIMUMS

(1) The Bank shall maintain the following capital levels (as defined in 12 C.F.R. Part 3):

(a) Tier 1 leverage capital at least equal to eight percent (8%) of risk-weighted assets as defined by 12 C.F.R. § 6.2(d) and (f);

(b) Tier 1 risk-based capital at least equal to ten percent (10%) of adjusted total assets as defined by 12 C.F.R. § 6.2(i) and (f); and,

(c) Total risk-based capital of twelve percent (12%) of risk weighted assets as defined by 12 C.F.R. § 6.2(k) and (f).

(2) The requirement in this Agreement to meet and maintain a specific capital level means that the Bank may not be deemed to be "well capitalized" for purposes of 12 U.S.C. § 1831o and 12 C.F.R. Part 6 pursuant to 12 C.F.R. § 6.4(b)(1)(iv).

(3) Within sixty (60) days, the Board shall review and revise the Bank's current capital plan to develop, implement, and thereafter ensure Bank adherence to a comprehensive capital program. The program shall include:

(a) specific plans for the maintenance of adequate capital that may in no event be less than the requirements of a "well capitalized" bank;

(b) projections for growth and capital requirements based upon a detailed analysis of the Bank's assets, liabilities, earnings, fixed assets, and off-balance sheet activities;

(c) projections of the sources and timing of additional capital to meet the Bank's current and future needs over a three to five year time period;

(d) contingency plans that identify alternative methods should the primary source(s) under (c) above not be available; and,

(e) a dividend policy that permits the declaration of a dividend only:

(i) when the Bank is in compliance with its approved capital program;

(ii) when the Bank is in compliance with 12 U.S.C. §§ 56 and 60; and,

(iii) when prudent depending on the capital needs of the bank.

(4) Upon completion, the Bank's capital program shall be submitted to the Assistant Deputy Comptroller for review. The Bank shall implement and adhere to the capital program. The Board shall review and update the Bank's capital program on an annual basis, or more frequently if necessary. Copies of the reviews and updates shall be submitted to the Assistant Deputy Comptroller.

ARTICLE VI

CREDIT RISK MANAGEMENT

(1) The Bank shall take immediate and continuing action to develop, implement, and ensure Bank adherence to a written program to reduce the level of credit risk in the loan portfolio, improve the Bank's loan portfolio management and correct each deficiency cited in the ROE. At least quarterly, the Board shall prepare a written assessment of the Bank's credit risk, which shall evaluate the Bank's progress under the aforementioned program. The written program and quarterly assessments shall be submitted to the Assistant Deputy Comptroller. The program shall include, but not be limited to:

(a) procedures to strengthen credit administration, underwriting, and problem loan identification particularly in the commercial, commercial real estate, and agricultural loan portfolios;

(b) procedures to strengthen management of lending operations and to maintain an adequate, qualified staff in all functional areas, including lending officers; and,

(c) action plans to manage and control commercial loan growth.

(2) The Bank shall take immediate and continuing action to protect its interest in those assets criticized in the ROE, in any subsequent Report of Examination, by internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination.

(3) The Board shall hold all bank officers who are involved in lending accountable for properly risk rating loans and bringing potential and actual problem loans to the attention of management and the Board in a timely manner.

(4) Effective immediately, the Bank will grant, extend, renew, alter or restructure any commercial or agricultural loan or other extension of credit in an amount greater than $100,000 only after:

(a) documenting the specific reason or purpose for the extension of credit;

(b) identifying the expected source of repayment in writing;

(c) structuring the repayment terms to coincide with the expected source and timing of repayment;

(d) obtaining and analyzing current and satisfactory credit information, including cash flow analysis, where loans are to be repaid from operations;

(i) Failure to obtain the information in (4)(d) shall require a majority of the full Board (or a delegated committee thereof) to certify in writing the specific reasons why obtaining and analyzing the information in (4)(d) would be detrimental to the best interests of the Bank. A copy of the Board certification shall be maintained in the credit file of the affected borrower(s). The certification will be reviewed by this Office in subsequent examinations of the Bank; and,

(e) documenting, with adequate supporting material, the value of collateral and properly perfecting the Bank's lien on it where applicable.

(5) Within ninety (90) days, the Board shall develop, implement, and thereafter ensure the Bank's adherence to a written program providing for a comprehensive and well-defined internal risk rating system to properly categorize and report the level of risk in the loan

portfolio. The program shall use a loan and lease grading system consistent with the guidelines set forth in the "Rating Credit Risk" booklet of the Comptroller's Handbook.

(a) Within ninety (90) days, the Bank shall conduct a review of all commercial and agricultural lending relationships in excess of one hundred thousand dollars ($100,000) to ensure the relationship is properly risk rated in accordance with guidelines set forth in paragraph (5). A written report summarizing the results of this review shall be presented to the Board, with a copy forwarded to the Assistant Deputy Comptroller.

(b) Within ninety (90) days, the Board shall conduct a review of short-term time notes to determine if any have been inappropriately used to supplement the cash flow of the borrower. This review shall ensure the loans are properly risk rated, and determine if nonaccrual status is warranted. A written report summarizing the results of this review shall be presented to the Board, with a copy forwarded to the Assistant Deputy Comptroller.

(c) Within thirty (30) days, the Board shall develop and implement a system to formally track and report changes in loan risk ratings to senior management and the Board at least monthly.

(d) The Board shall provide sufficient training to ensure all applicable personnel fully understand risk rating definitions and proper application of those risk rating definitions and standards.

(6) Within ninety (90) days, the Board shall adopt, implement, and thereafter ensure Bank adherence to a written program designed to eliminate the basis of criticism of assets

criticized in the ROE, in any subsequent Report of Examination, or by any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination as "doubtful," "substandard," or "special mention." Upon adoption, and quarterly thereafter, a copy of the program for all criticized assets equal to or exceeding one hundred thousand dollars ($100,000) shall be forwarded to the Assistant Deputy Comptroller.

(a) This program shall include written action plans for each criticized borrower. At a minimum, these action plans should include:

(i) an identification of the expected sources of repayment;

(ii) a valid appraisal of supporting collateral and the position of the Bank's lien on such collateral where applicable;

(iii) an analysis of current and satisfactory credit information, including cash flow analysis where loans are to be repaid from operations; and,

(iv) the proposed action to eliminate the basis of criticism and the timeframe for its accomplishment.

(b) The Board, or a designated committee, shall conduct a review, on at least a quarterly basis, to determine:

(i) the status of each criticized asset or criticized portion thereof that equals or exceeds one hundred thousand dollars ($100,000);

(ii) management's adherence to the program adopted pursuant to paragraph (6);

(iii) the status and effectiveness of the written program; and,

(iv) the need to revise the program or take alternative action.

(v) A copy of each review shall be forwarded to the Assistant Deputy Comptroller on a quarterly basis.

(7) The Bank may extend credit, directly or indirectly, including renewals, extensions or capitalization of accrued interest, to a borrower whose loans or other extensions of credit are criticized in the ROE, in any subsequent Report of Examination, in any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination and whose aggregate loans or other extensions exceed one hundred thousand dollars ($100,000) only if each of the following conditions is met:

(a) the Board or designated committee finds that the extension of additional credit is necessary to promote the best interests of the Bank and that prior to renewing, extending or capitalizing any additional credit, a majority of the full Board (or designated committee) approves the credit extension and records, in writing, why such extension is necessary to promote the best interests of the Bank; and,

(b) a comparison to the written program adopted pursuant to paragraph (6) of this Article shows that the Board's formal plan to collect or strengthen the criticized asset will not be compromised.

(c) A copy of the approval of the Board or of the designated committee shall be maintained in the file of the affected borrower.

(8) Within ninety (90) days, the Board shall review and revise the Bank's written loan policy. In revising this policy, the Board shall refer to the "Loan Portfolio Management" booklet of the Comptroller's Handbook. Upon adoption, the policy shall be implemented, the Board shall thereafter ensure Bank adherence to the policy, and a copy of the policy shall be forwarded

to the Assistant Deputy Comptroller for review. This policy shall adequately address, but not be limited to, the following:

(a) a provision that current and satisfactory credit information will be obtained on each borrower;

(b) minimum requirements for uniform and comprehensive credit analysis, including full disclosure of all significant aspects of the proposed credit and an assessment of the risks involved, prior to credit approval;

(c) maturity scheduling related to the anticipated source of repayment, the purpose of the loan, and the useful life of the collateral;

(d) maximum ratio of loan value to appraised value or acquisition costs of collateral securing the loan;

(e) collection procedures, to include follow-up efforts, that are systematically and progressively stronger;

(f) a limitation on the type and size of loans that may be made by loan officers without prior approval by the Board or a committee established by the Board for this purpose;

(g) guidelines designed to improve Board oversight of the loan approval process, specifically with regard to credits exhibiting significant risk. At a minimum, the guidelines shall:

(i) establish dollar limits on extensions of credit to any one borrower, above which the prior approval of the Board, or a committee thereof, would be required;

(ii) establish dollar limits on aggregate extensions of credit to any one borrower, above which any new extensions of credit to that borrower, regardless of amount, would require the prior approval of the Board, or a committee thereof; and,

(iii) require that all credits, which deviate from the Bank's normal course of business, including all credits, which deviate from the Bank's written strategic plan, receive the prior approval of the Board, or a committee thereof;

(h) guidelines setting forth the criteria under which renewals of extensions of credit may be approved. At a minimum, the guidelines shall:

(i) ensure that renewals are not made for the sole purpose of reducing the volume of loan delinquencies;

(ii) ensure that renewals are supported by a defined source and timing of repayment; and,

(iii) provide guidelines and limitations on the capitalization of interest at the time of renewal.

(i) guidelines for placing loans on nonaccrual status consistent with the Instructions for Preparation of Consolidated Reports of Condition and Income (Call Report Instructions); and,

(j) guidelines on real estate appraisal practices and appraisal review processes.

(9) Within ninety (90) days, the Board shall expand processes and systems to identify, monitor, and analyze policy, credit and collateral exceptions. This information shall be produced and presented to the Board at least monthly.

(a) Within ninety (90) days, the Board shall continue to take prudent action designed to obtain current and satisfactory credit information on all loans lacking such information, including those listed in the ROE, in any subsequent Report of Examination, in any internal or external loan review, or in any listings of loans lacking such information provided to management by the National Bank Examiners at the conclusion of an examination.

(b) Within ninety (90) days, the Board shall continue to take prudent action designed to ensure proper collateral documentation is maintained on all loans and continue to take prudent action designed to correct each collateral exception listed in the ROE, in any subsequent Report of Examination, in any internal or external loan review, or in any listings of loans lacking such information provided to management by the National Bank Examiners at the conclusion of an examination.

(10) The Board shall continue to implement and ensure Bank adherence to a written program providing for an independent review of the Bank's loan portfolios, including problem loans and leases, for the purpose of monitoring portfolio quality and trends, on at least an annual basis.

(a) The program shall provide for an independent reviewer's assessment of the Bank's:

(i) monitoring systems for early problem loan identification to assure the timely identification and rating of loans and leases based on lending officer submissions;

(ii) statistical records that serve as a basis for identifying sources of problem loans and leases by industry, size, collateral, division, group, indirect dealer, and individual lending officer;

(iii) systems for monitoring compliance with the Bank's lending policies and laws, rules, and regulations pertaining to the Bank's lending function; and,

(iv) systems for monitoring the adequacy of credit and collateral documentation.

(b) The independent loan review program shall continue to provide for a written report to be filed with the Board after each review. Such reports shall, at a minimum, include conclusions regarding:

(i) the overall quality of the loan and lease portfolios;

(ii) the identification, type, rating, and amount of problem loans and leases;

(iii) the identification and amount of delinquent loans and leases;

(iv) credit and collateral documentation exceptions;

(v) the identification and status of credit related violations of law, rule or regulation;

(vi) the identity of the loan officer who originated each loan reported;

(vii) concentrations of credit; and,

(viii) loans and leases not in conformance with the Bank's lending and leasing policies, and exceptions to the Bank's lending and leasing policies.

(c) The Board shall ensure that the independent loan review function appropriately applies risk ratings in accordance with risk rating definitions found in the "Rating Credit Risk" booklet of the Comptroller's Handbook, and that the independent loan review comments and documentation are consistent with and support the assigned risk rating.

(d) The Board shall ensure that the scope of the independent loan review is sufficient to test the accuracy of credit file information used in determining risk rating decisions.

(e) A written description of the program called for in this Article shall be forwarded to the Assistant Deputy Comptroller upon implementation.

(f) The Board shall evaluate all external loan and lease review reports and shall ensure that immediate, adequate, and continuing remedial action, if appropriate, is taken upon all findings noted in the reports.

ARTICLE VII

ALLOWANCE FOR LOAN AND LEASE LOSSES

(1) The Board shall continue to review the adequacy of the Bank's Allowance for Loan and Lease Losses ("Allowance") and shall continue to ensure a program for the

maintenance of an adequate Allowance. The review and program shall continue to be designed in conjunction with the comments on maintaining a proper Allowance found in the "Allowance for Loan and Lease Losses" booklet of the Comptroller's Handbook, OCC Bulletin 2001-37 – Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions, and Statement of Financial Accounting Standards (FASB)114 – Accounting by Creditors for the Impairment of a Loan, and shall focus particular attention on the following factors:

(a) results of the Bank's internal and external loan reviews;

(b) an estimate of inherent loss exposure on each significant credit;

(c) loan loss experience, which must include a separate migration analysis for loans rated Special Mention;

(d) trends of criticized, delinquent and nonaccrual loans;

(e) concentrations of credit in the Bank;

(f) present and prospective economic conditions;

(g) documentation to support Allowance assumptions and decisions; and,

(h) the specific recommendations included in the ROE.

(2) The program shall continue to provide for a review of the Allowance by the Board at least once each calendar quarter. Any deficiency in the Allowance shall continue to be remedied in the quarter it is discovered, prior to the filing of the Consolidated Reports of Condition and Income, by additional provisions from earnings. Written documentation shall continue to be maintained indicating the factors considered and conclusions reached by the Board in determining the adequacy of the Allowance.

ARTICLE VIII

VIOLATIONS OF LAW

(1) The Board shall continue to take all necessary steps to ensure that Bank management corrects any violation of law, rule or regulation cited in the ROE and in any subsequent Report of Examination. The monthly progress reports required by Article II of this Agreement shall include the manner in which any correction has been effected during that reporting period.

(2) Within ninety (90) days, the Board shall adopt, implement, and thereafter ensure Bank adherence to specific procedures to prevent future violations as cited in the ROE and shall adopt, implement, and ensure Bank adherence to general procedures addressing compliance management which incorporate internal control systems and education of employees regarding laws, rules and regulations applicable to their areas of responsibility.

(3) Within ninety (90) days of receipt of any subsequent Report of Examination which cites violations of law, rule, or regulation, the Board shall adopt, implement, and thereafter ensure Bank adherence to specific procedures to prevent future violations as cited in the ROE and shall adopt, implement, and ensure Bank adherence to general procedures addressing compliance management which incorporate internal control systems and education of employees regarding laws, rules and regulations applicable to their areas of responsibility.

(4) Upon adoption, a copy of these procedures shall be promptly forwarded to the Assistant Deputy Comptroller.

ARTICLE IX

CLOSING

(1) Although the Board has agreed to submit certain programs and reports to the Assistant Deputy Comptroller for review or prior written determination of no supervisory objection, the Board has the ultimate responsibility for proper and sound management of the Bank.

(2) It is expressly and clearly understood that if, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him/her by the several laws of the United States of America to undertake any action affecting the Bank, nothing in this Agreement shall in any way inhibit, estop, bar, or otherwise prevent the Comptroller from so doing.

(3) Any time limitations imposed by this Agreement shall begin to run from the effective date of this Agreement. Such time requirements may be extended in writing by the Assistant Deputy Comptroller for good cause upon written application by the Board.

(4) The provisions of this Agreement shall be effective upon execution by the parties hereto and its provisions shall continue in full force and effect unless or until such provisions are amended in writing by mutual consent of the parties to the Agreement or excepted, waived, or terminated in writing by the Comptroller.

(5) In each instance in this Agreement in which the Board is required to ensure adherence to, and undertake to perform certain obligations of the Bank, it is intended to mean that the Board shall:

(a) authorize and adopt such actions on behalf of the Bank as may be necessary for the Bank to perform its obligations and undertakings under the terms of this Agreement;

(b) require the timely reporting by Bank management of such actions directed by the Board to be taken under the terms of this Agreement;

(c) follow-up on any non-compliance with such actions in a timely and appropriate manner; and,

(d) require corrective action be taken in a timely manner of any non-compliance with such actions.

(6) This Agreement is intended to be, and shall be construed to be, a supervisory "written agreement entered into with the agency" as contemplated by 12 U.S.C. § 1818(b)(1), and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States. Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract, the Comptroller may enforce any of the commitments or obligations herein undertaken by the Bank under his supervisory powers, including 12 U.S.C. § 1818(b)(1), and not as a matter of contract law. The Bank expressly acknowledges that neither the Bank nor the Comptroller has any intention to enter into a contract. The Bank also expressly acknowledges that no officer or employee of the Office of the Comptroller of the Currency has statutory or other authority to bind the United States, the U.S. Treasury Department, the Comptroller, or any other federal bank regulatory agency or entity, or any officer or employee of any of those entities to a contract affecting the Comptroller's exercise of his supervisory responsibilities. The terms of this Agreement, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller, has hereunto set his hand on behalf of the Comptroller.

/s/ *James M. Gouldie* — *November 21, 2005*

James M. Gouldie — Date
Assistant Deputy Comptroller
Syracuse Field Office

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of the Bank, have hereunto set their hands on behalf of the Bank.

/s/	11-21-05
David Breen, Jr.	Date
/s/	11/22/05
Clair J. Britt, Jr.	Date
/s/	11/21/05
Andrew F. Fredericksen	Date
/s/	11/21/05
Dale H. Hemminger	Date
/s/	11/21/05
James A. Homburger	Date
/s/	11/21/05
Thomas L. Kime	Date
/s/	11/21/05
Theodore J. Marshall	Date
/s/	11/21/2005
James E. Santelli	Date

/s/ 11/21/05

Robert A. Schick Date

/s/ 11/21/05

John J. Werner, Jr. Date

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 16th day of March, 2006.

LYONS BANCORP, INC.

By: ______________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: March 16, 2006

By: ______________________
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: March 16, 2006

By: ______________________
David Breen, Jr.
Director

Date: March 16, 2006

By: ______________________
Clair J. Britt, Jr.
Director

Date: March 16, 2006

By: ______________________
James Homburger
Director

Date: March 16, 2006

By: ______________________
Theodore Marshall
Director

Date: March 16, 2006

By: ______________________
Thomas L. Kime
Director

Date: March 16, 2006

By: ______________________
Andrew Fredericksen
Director

Date: March 16, 2006

By: ______________________
James Santelli
Director

Date: March 16, 2006

By: ______________________
Dale H. Hemminger
Director

Date: March 16, 2006

By: ______________________
John J. Werner, Jr.
Director

Date: March 16, 2006

SIGNATURES

The issuer has caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lyons, State of New York, on this 16th day of March, 2006.

LYONS BANCORP, INC.

By:______________________________
Robert A. Schick
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By:______________________________
Robert A. Schick
President and
Chief Executive Officer
(Chief Executive Officer)
and Director

Date: March 16, 2006

By:______________________________
Kenneth M. Burt
Treasurer
(Chief Financial Officer)

Date: March 16, 2006

By:______________________________
David Breen, Jr.
Director

Date: March 16, 2006

By:______________________________
Clair J. Britt, Jr.
Director

Date: March 16, 2006

By:______________________________
James Homburger
Director

Date: March 16, 2006

By: T. J. Marshall
Theodore Marshall
Director

Date: March 16, 2006

By:______________________________
Thomas L. Kime
Director

Date: March 16, 2006

By:______________________________
Andrew Fredericksen
Director

Date: March 16, 2006

By:______________________________
James Santelli
Director

Date: March 16, 2006

By:______________________________
Dale H. Hemminger
Director

Date: March 16, 2006

By:______________________________
John J. Werner, Jr.
Director

Date: March 16, 2006